4/23

07022910

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BOC Hong Kong (Holdings) Ltd

*CURRENT ADDRESS

PROCESSED
APR 30 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34675 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

PROCESSED
APR 30 2007
THOMSON FINANCIAL

OICF/BY: dw

DAT : 4/26/07

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

082-34675
ARLS
12-31-06



# Committed to Building a Better Tomorrow

*Achieving Growth, Quality and Excellence*

Annual Report 2006

Stock Code 2388


1997
2007


1977
1957
1917
MAD ABOUT MEN



**OUR VISION**

# To be your premier bank

Combining the initials of mission and core values, we have

## BOC SPIRIT

**OUR MISSION**

**Build**
customer satisfaction and provide quality and professional service

**Offer**
rewarding career opportunities and cultivate staff commitment

**Create**
values and deliver superior returns to shareholders

**OUR CORE VALUES**

**Social Responsibility**
We care for and contribute to our communities

**Performance**
We measure results and reward achievement

**Integrity**
We uphold trustworthiness and business ethics

**Respect**
We cherish every individual

**Innovation**
We encourage creativity

**Teamwork**
We work together to succeed

# CONTENTS







**Theme**

The Group forged ahead with the implementation of the Group's 2006-2011 Strategic Plan and once again delivered impressive results in both financial performance and business development in 2006.

2007 witnesses the 90th anniversary of our service in Hong Kong. Over this long period of time, the Group has developed along with Hong Kong. We have been through the ups and downs and shared the fruitful results. The photographs on the cover page present the three main buildings of Bank of China in Hong Kong in different historical periods, as a reflection of the continuous development of the Group's business here throughout the decades.

Looking forward, we are committed to building a better tomorrow for Hong Kong. We will continue to carry out vigorously the various strategic initiatives to make use of new opportunities, drive higher growth, and create higher value and returns for our shareholders, customers and staff.

中国银行(香港)
BANK OF CHINA (HONG KONG)

Beijing 2008

北京2008合作伙伴
BEIJING 2008 PARTNER

**BOC Hong Kong (Holdings) Limited** ("the Company") was incorporated in Hong Kong on 12 September 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary. Bank of China Limited holds a substantial part of its interests in the shares of the Company through BOC Hong Kong (BVI) Limited, an indirect wholly owned subsidiary of Bank of China Limited.

BOCHK is a leading commercial banking group in Hong Kong. With over 280 branches and 440 ATMs and other delivery channels in Hong Kong, it offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three note issuing banks in Hong Kong. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland. BOCHK is appointed by the People's Bank of China as the Clearing Bank for Renminbi (RMB) business in Hong Kong.

The Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July 2002, with stock code "2388", ADR OTC Symbol: "BHKLY".

# FINANCIAL HIGHLIGHTS

| For the year | 2006 HK$'m | Restated 2005 HK$'m | Change +/(-)% |
|---|---|---|---|
| Net operating income before loan impairment allowances | **21,309** | 18,174 | 17.25 |
| Operating profit | **16,541** | 15,048 | 9.92 |
| Profit before taxation | **17,139** | 16,502 | 3.86 |
| Profit for the year | **14,284** | 13,856 | 3.09 |
| Profit attributable to the equity holders of the Company | **14,007** | 13,596 | 3.02 |
| **Per share** | **HK$** | HK$ | +/(-)% |
| Earnings per share | **1.3248** | 1.2859 | 3.03 |
| Dividend per share | **0.8480** | 0.8080 | 4.95 |
| **At year-end** | **HK$'m** | HK$'m | +/(-)% |
| Capital and reserves attributable to the equity holders of the Company | **84,655** | 79,935 | 5.90 |
| Issued and fully paid share capital | **52,864** | 52,864 | – |
| Total assets | **928,953** | 831,002 | 11.79 |
| **Financial ratios** | **%** | % | |
| Return on average total assets[1] | **1.56** | 1.67 | |
| Return on average capital and reserves attributable to the equity holders of the Company[2] | **17.02** | 18.27 | |
| Cost to income ratio | **30.78** | 31.75 | |
| Gross impaired advances to customers as a percentage of gross advances to customers | **0.26** | 0.56 | |
| Gross classified advances to customers as a percentage of gross advances to customers | **0.57** | 1.28 | |
| Loan to deposit ratio[3] | **49.32** | 52.27 | |
| Average liquidity ratio[4] | **50.46** | 42.02 | |
| Capital adequacy ratio[5] | **13.99** | 15.37 | |

1. Return on average total assets $= \frac{\text{Profit for the year}}{\text{Daily average balance of total assets}}$
2. Return on average capital and reserves attributable to the equity holders of the Company $= \frac{\text{Profit attributable to the equity holders of the Company}}{\text{Average of the beginning and ending balance of capital and reserves attributable to the equity holders of the Company}}$
3. Loan to deposit ratio is calculated as at year end. Loan represents gross advances to customers. Deposit also includes structured deposits reported as "Trading liabilities and other financial instruments at fair value through profit or loss".
4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.
5. Capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.
6. In June 2006, the Group acquired a 51% shareholding of an under common control entity, BOC Life. The financial statements have been prepared in accordance with the principles of merger accounting as set out in Accounting Guideline 5 "Merger accounting for common control combinations" issued by the HKICPA. The comparative amounts for the year 2005 have been restated in accordance with the principles for merger accounting to present the result and assets of the Group as if BOC Life had been combined with the Group during the year.

**Capital and reserves attributable to the equity holders of the Company**



HK$'m
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
02
03
04
05
06


**Total assets**



HK$'m
900,000
800,000
700,000
600,000
500,000
400,000
300,000
02
03
04
05
06


**Profit attributable to the equity holders of the Company**



HK$'m
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
02
03
04
05
06

# FIVE-YEAR FINANCIAL SUMMARY

The financial information of the Group for the last five years commencing 1 January 2002 is summarised below:

| For the year | 2006 HK$'m | Restated 2005 HK$'m | 2004[5] HK$'m | 2003[5] HK$'m | 2002[5] HK$'m |
|---|---|---|---|---|---|
| Net operating income before loan impairment allowances | **21,309** | 18,174 | 10,352 | 11,595 | 12,089 |
| Operating profit | **16,541** | 15,048 | 11,980 | 9,924 | 9,234 |
| Profit before taxation | **17,139** | 16,502 | 14,252 | 8,691 | 8,068 |
| Profit for the year | **14,284** | 13,856 | 12,121 | 8,102 | 6,914 |
| Profit attributable to the equity holders of the Company | **14,007** | 13,596 | 11,963 | 7,963 | 6,787 |
| **Per share** | **HK$** | HK$ | HK$ | HK$ | HK$ |
| Earnings per share | **1.3248** | 1.2859 | 1.1315 | 0.7532 | 0.6419 |
| **At year-end** | **HK$'m** | HK$'m | HK$'m | HK$'m | HK$'m |
| Advances and other accounts | **352,858** | 338,403 | 309,211 | 300,094 | 308,332 |
| Total assets | **928,953** | 831,002 | 796,776 | 762,587 | 735,536 |
| Daily average balance of total assets | **915,900** | 831,789 | 776,792 | 752,058 | 737,779 |
| Deposits from customers[2] | **703,776** | 639,031 | 631,330 | 600,642 | 600,977 |
| Total liabilities | **842,313** | 749,289 | 727,016 | 701,170 | 677,751 |
| Issued and fully paid share capital | **52,864** | 52,864 | 52,864 | 52,864 | 52,864 |
| Capital and reserves attributable to the equity holders of the Company | **84,655** | 79,935 | 68,521 | 60,261 | 56,671 |
| **Financial ratios** | **%** | % | % | % | % |
| Return on average total assets | **1.56** | 1.67 | 1.56 | 1.08 | 0.94 |
| Cost to income ratio | **30.78** | 31.75 | 34.72 | 32.79 | 33.26 |
| Gross impaired advances to customers as a percentage of gross advances to customers | **0.26** | 0.56 | – | – | – |
| Gross classified advances to customers as a percentage of gross advances to customers[1] | **0.57** | 1.28 | 2.95 | 5.82 | 7.93 |
| Loan to deposit ratio[2] | **49.32** | 52.27 | 49.61 | 51.38 | 53.42 |

1. The "Gross classified advances to customers as a percentage of gross advances to customers" for the years ended 2002, 2003 and 2004 are calculated using the same basis as the years ended 2005 and 2006, except for the inclusion of the effect of "repossessed assets" under HKFRS 5.
2. Since 2005, deposits from customers also include structured deposits reported as "Trading liabilities and other financial instruments at fair value through profit or loss".
3. On 1 January 2005, a number of new and revised HKFRSs and HKASs came into effect. The resulting changes in accounting treatment and presentation of various income statement and balance sheet items may render certain comparative figures for the years 2002, 2003 and 2004 not strictly comparable.
4. In June 2006, the Group acquired a 51% shareholding of an under common control entity, BOC Life. The financial statements have been prepared in accordance with the principles of merger accounting as set out in Accounting Guideline 5 "Merger accounting for common control combinations" issued by the HKICPA. The comparative amounts for the year 2005 have been restated in accordance with the principles for merger accounting to present the result and assets of the Group as if BOC Life had been combined with the Group during the year.
5. The financial information prior to 2005 had not been restated to reflect the adoption of merger accounting upon the acquisition of BOC Life as the difference before and after restatement is insignificant.

**Gross classified advances to customers as a percentage of gross advances to customers**


%
8
7
6
5
4
3
2
1
0
02
03
04
05
06

**Advances and other accounts**


HK$'m
350,000
340,000
330,000
320,000
310,000
300,000
290,000
02
03
04
05
06

**Deposits from customers**


HK$'m
700,000
680,000
660,000
640,000
620,000
600,000
580,000
560,000
02
03
04
05
06

# CHAIRMAN'S STATEMENT

**It gives me great pleasure to report that the Group once again delivered impressive financial results in 2006. Last year, the Group's profit attributable to shareholders reached HK$14,007 million, up 3.0% from 2005. Earnings per share were HK$1.3248, also up 3.0%. Net operating income grew strongly by 11.0% to HK$23,099 million while pre-provision net operating income increased 17.2% to HK$21,309 million. The Group's total assets increased to HK$928,953 million, up 11.8% from a year ago. Asset quality improved further as reflected in the significantly lower impaired loan ratio of 0.26%, versus 0.56% in 2005.**



The Board is recommending a final dividend for 2006 of HK$0.447 per share at the Annual General Meeting on 23 May 2007. That, together with the interim dividend of HK$0.401 per share, means a total dividend of HK$0.848 per share for the whole year. (Total dividend for 2005: HK$0.808 per share.) The Group's total dividend payout as a percentage of profit attributable to shareholders will be 64.01%, versus 62.83% a year ago.

We are proud that the Group's dividend payout per share has been on the increase for the fourth consecutive year since the Group's public listing in 2002. This should be taken as an ample reflection of our commitment to deliver ever higher shareholder value through achieving good financial results and maintaining a strong financial position.

In line with our forecast, the Hong Kong economy maintained its growth momentum, fueled primarily by investment, exports and domestic consumption. Business sentiments remained largely positive while private consumption increased with the improved job market and higher wages. The financial services market was particularly buoyant, driven by vigorous stock trading and IPO activities, including that of the BOC Group. External trade also grew with stronger demand from the Mainland and the Asia Pacific region. The development of the property market also returned to a more stable condition as interest rates were leveling off. Inflationary pressure in Hong Kong remained mild and even subsided somewhat because of lower oil prices in the latter half of the year. On the whole, Hong Kong's banking and financial services sector had a spectacular year as market sentiments were buoyed by the strong local economy and stabilising US interest rates. Credit demand from banks was boosted by more active stock market, private consumption, increased trade activities and investment. The asset level and quality of banks in general also saw further improvement.

For us, 2006 will be remembered as a watershed year for it marked the commencement of the Group's 2006-2011 strategic plan announced around this time last year. Our 2006-2011 strategic plan contains clearly defined goals and standards which are crucial to our development in the medium term, particularly as regards how far we have moved forward in realising our vision of becoming a top financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region.

Facilitated by the largely favourable operating environment, the Group forged ahead aggressively with the implementation of the 2006-2011 strategic plan. Indeed we have made noteworthy progress in some major areas which are highlighted below.

A key focus of our strategic plan is to strengthen our leading position in Hong Kong and drive business growth. Last year, we further enhanced



our services to corporate clients and at the same time built up our mid-cap and SME business. We also strove to strengthen our cross-border banking services and build up our China business. The very encouraging growth of 17.2% in pre-provision net operating income last year demonstrated unequivocally the effectiveness of our efforts so far in the above areas. Specifically we experienced a healthy growth in gross loans and advances of 3.9%, which was driven primarily by the rise in corporate, SME and China loans. Our China operation continued to perform well in terms of both loan growth and profitability.

We have been actively seeking out and exploring suitable M&A opportunities to develop new capabilities. In June 2006, we succeeded in acquiring at a consideration of HK$900 million a 51% controlling stake in BOC Life which was indirectly and wholly owned by our parent, BOC. Based in Hong Kong, BOC Life is engaged mainly in the offering of life insurance policies and also in writing life insurance policies linked to investment products and retirement scheme management. This acquisition represents a breakthrough in our attempt to enhance business capabilities that can eventually help us diversify our income base, increase profit margin and develop a full-service business model.

The growth potential of the China market was a major consideration when we mapped out our current strategic plan. To ensure a bigger presence in this market and in response to the implementation by China's banking authorities of the new Regulations on Administration of Foreign Banks that came into force on 11 December 2006, the Board considered that the best option for the Group would be to adopt a dualistic approach in its China business model. That is, Nanyang Commercial Bank, Limited (Nanyang), our wholly-owned subsidiary, will be incorporated as a local bank in China while BOCHK will continue operating as a foreign-funded bank in China. Application for incorporating in China was submitted by Nanyang in January this year. Once approved, Nanyang, a well-established banking brand in China with extensive experience, will immediately embark on offering comprehensive banking services in China, including RMB retail banking services. Given its strong corporate and institutional client base, BOCHK should remain a foreign-funded bank in China as this status would allow it to maintain its competitive edge in corporate banking and foreign-exchange businesses in the Mainland. Chiyu Banking Corporation Limited, another subsidiary of BOCHK, would also maintain its foreign bank status and continue with its existing operation in China.

The Group maintained its leadership in conducting RMB banking services in the local market. Earlier this year, BOCHK was authorised by the People's Bank of China to continue serving as the clearing bank for RMB business in Hong Kong. On a related front, in anticipation of the upcoming issuance of RMB-denominated bonds in Hong Kong, the role of BOCHK as the clearing bank in Hong Kong could be expanded to cover yuan bonds as well. We welcome these developments which testify to our unique strength in RMB banking and our important role in supporting the development of financial services in both the Mainland and Hong Kong.

This year we celebrate the fifth anniversary of the Company's public listing in Hong Kong. Being the Chairman, I am heartened that we have outgrown our age as a public company. By overcoming major adversities, both external and internal, in the past few years and by excelling ourselves on a constant basis, we have emerged a better managed and more prestigious banking group in Hong Kong. Above all, I am proud that our strenuous and incessant effort in enhancing corporate governance have won us due recognition by the business community. Last year, the Company was named one of the top ten companies for best corporate governance among the 174 locally listed companies in Hong Kong. Our practice in disclosure was also given recognition by a leading professional institute. All these reflect our high standards of corporate governance that stem from a strong commitment to best international practices in accountability and transparency.

The Group's 2006-2011 strategic plan represents our continued commitment to build a better future for all our stakeholders. For 2007 and beyond, we will continue to carry out vigorously the various strategic initiatives under the plan to maintain our current lead, drive higher growth and better equip ourselves for new opportunities. As a matter of course, we will measure ourselves by the progress and achievement we have made against these initiatives.

Finally, I wish to thank my fellow Board Members for their guidance and counsel. My heartfelt thanks also go to our shareholders and customers for their continued support. Our employees remain our most valuable asset for helping us to break new grounds and set new records again and again. They are the strongest foundation for our present and future growth. Their good work is deeply appreciated by the Board and the Management.

**XIAO Gang**
*Chairman*

Hong Kong, 22 March 2007

# CHIEF EXECUTIVE'S REPORT

**Last year we forged ahead with implementing the Group's 2006-2011 Strategic Plan approved by the Board a year ago. The results were gratifying and I am quite sure that 2006 will go down in the Group's history as a year of new records and significant achievements in our operation.**

Our outstanding results were shaped by two main factors. First, the overall operating environment was favourable on account of the continuing growth of the Hong Kong economy, the pace of which was even more pronounced in the latter half of the year. Business sentiments remained basically upbeat among nearly all major sectors. In terms of overall performance, the financial sector stood out from the rest due to an exceptionally robust stock market and rising demand for credit and related services. Of equal, if not greater, importance, by capitalising on the strong foundations and impetus built up in recent years through systematic corporate reforms, last year we were in a better position than ever to move ahead full steam to grow our business on all fronts. As a result, considerable progress was made in executing our strategic initiatives as approved by the Board, particularly those aimed at generating higher organic growth and enhancing service capabilities.



I am proud of our success in bringing the Group's profit attributable to shareholders, dividend payout, operating income and pre-provision profit to new peaks since the Group's restructuring and merger in 2001 and public listing in Hong Kong in 2002. The growth rates of our pre-provision profit and net interest margin were amongst the highest in the market. Our improvement in both asset quality and cost-to-income ratio was also remarkable.

## Performance Highlights

Our broad-based business growth and good financial performance amply reflected our firm commitment to the goals set down in our Strategic Plan and the positive results of our key strategic initiatives.

In 2006, the Group's profit attributable to shareholders reached HK$14,007 million, up 3.0% from a year ago. This represented the fourth consecutive year of growth since our IPO in 2002 and also the highest level for the Group so far. Earnings per share were HK$1.3248, also up 3.0%. Following a very strong growth of 17.5% last year, the Group's operating profit before loan impairment allowances surged by an even higher 18.9% to HK$14,751 million. The Group's asset quality improved further. Our classified loan ratio and impaired loan ratio dropped to 0.57% and 0.26% respectively, outperforming most of our peers. Our cost-to-income ratio of 30.78% was also better than the market average.

The Group's return on average total assets was 1.56%, versus 1.67% in 2005. Return on total shareholders funds stood at 17.02%, versus



18.27% in 2005. The decreases were due mainly to lower loan impairment write-back and revaluation gain on investment properties, if not for which we would have recorded increases instead.

Our capital adequacy ratio remained at the healthy level of 13.99% while liquidity ratio was 50.46%.

We adhered to the principle of prudent cost management, having regard to the need to drive income and profit growth as well as to invest in the future. Operating expenses last year amounted to HK$6,558 million, up 13.6%, due mainly to higher staff costs. Regardless of that, the Group's cost efficiency improved because the growth of operating income outpaced that of expenses by a wide margin. Cost-to-income ratio improved by 0.97 percentage point to 30.78%.

## Significant Achievements

Last year we registered considerable growth by focusing on business segments with higher profit margin. Net operating income before loan impairment allowances grew strongly by 17.2% year-on-year to HK$21,309 million, of which net interest income was up 20.7% to HK$15,835 million. This substantial rise in net interest income owed primarily to the 9.8% increase in average interest-earning assets to HK$835,493 million and also to the widening of the net interest margin to 1.90%, versus 1.72% a year ago.

The Group's vigor in driving broad-based organic growth was demonstrated in the performance of its key business segments, including corporate banking, retail banking, treasury and China business.

Our large corporate lending, SME lending and trade financing increased by 6.1%, 10.5% and 4.9% respectively. Our wealth management client base expanded substantially by 45.9% while the amount of assets under management grew by 42.9%. Fees and commissions income soared by 24.4%, which was the direct result of both Hong Kong's stock market boom that boosted securities brokerage income and the rise in asset management income. The fee income from stock brokerage shot up by 93.7% to HK$1,383 million while that from asset management was up 56.2% to HK$317 million. We also recorded a hefty increase of over 60% in total investment and insurance fee income due mainly to higher investment and insurance fee income as well as BOC Life's insurance income. Our treasury registered a strong growth of 45.8% in operating income and a corresponding rise in operating profit. In the Mainland, our lending business continued to expand, with a healthy growth of 22.7% in total advances to customers.

In addition to driving business growth, we keep our eyes open to other expansion opportunities, with a view to enhancing our service capabilities. In mid-2006, we completed the acquisition from our parent BOC of a 51% controlling stake in BOC Life. The synergy arising from this acquisition was already evident in the closer cooperation between the Group and BOC Life. In 2006, operating profit of BOC Life was HK$174 million, up 33.8% from the year before.

Last year, we were also proactively preparing ourselves to meet emerging needs by establishing a new business platform. These new business needs include the introduction by China of the systems of Qualified Domestic Investment Institutions (QDII) and Qualified Foreign Investment Institutions (QFII), cash management, asset management, bank assurance and stock brokerage. Approval of the China Banking Regulatory Commission was obtained for the Group to operate as a QDII.

We continued to work closely with BOC for mutual benefits last year. For instance, together with our parent we launched a new service that enabled our wealth management customers to enjoy our banking services at BOC's branch network in the whole Asia Pacific region. In the area of corporate banking, active business referrals between BOCHK and BOC contributed to business growth for both. At the same time, we started launching some well-developed treasury products at BOC's regional branches and subsidiaries. This was a significant step that would eventually help us develop a strategic presence in the region. Through such close cooperation with our parent, we succeeded in expanding our customer base and strengthening our Mainland business.


VISA
YONEX

VISA BOC Olympic Games Card five-ring-five-colour series is designed specially for sports enthusiasts and Beijing Olympic aficionados

We remained the local leader in personal RMB banking. With our superiority in this area we continued to contribute to the long-term development of RMB banking business in Hong Kong. We were once again authorised by the People's Bank of China (PBC) to be the local RMB clearing bank. More recently PBC announced the approval of yuan-denominated bonds to be issued in Hong Kong in the near future. We welcome this as the issuance of yuan bonds would be highly important for Hong Kong to reinforce its status as a regional financial centre. In March 2006, in cooperation with Hong Kong Interbank Clearing Limited we launched the RMB Settlement System that provides a safe and efficient electronic platform for RMB transactions in Hong Kong.

As recommended by the Board, the development of the Group's China business would take a two-pronged approach whereby our wholly-owned subsidiary Nanyang Commercial Bank (Nanyang) has applied for local incorporation in the Mainland and BOCHK would remain a foreign-funded bank in China. Chiyu, another of our subsidiary banks, would also remain a foreign-funded bank. This, we believe, would be the best approach for us to fully capitalise on the unique merits of the BOCHK Group to enter into the newly opened retail banking sector and better focus on the faster growing and more profitable corporate banking sector, thus enabling us to build a stronger presence in the Mainland market as a whole.

A new Relationship-Product-Channel (RPC) business model is introduced to enhance customer relationship management, centralise and professionalise product development, and optimise our channels and workflow to drive sales and marketing more effectively at our branches, electronic channels and call centres. After months of preparation, this model was fully formulated, approved by the Board and rolled out in March this year. This model will enable us to significantly improve the Group's overall operation and workflow, and achieve higher productivity, lower operational risk, better delegation of authority, and optimised staffing.

Our credit ratings continued to improve. In June 2006, Fitch Ratings upgraded BOCHK's individual rating to "B". In July, Moody's Investors Service upgraded our rating outlook from "stable" to "positive". As a further proof of our business and credit outlook, in mid-February 2007, Standard & Poor's Ratings Services raised our counterparty credit ratings to "A-/A-2" from "BBB+/A-2". It also upgraded our fundamental strength rating to "B" from "C+".

## Business Review

In 2006 we succeeded in growing our business on all major fronts.

Loans and advances continued to grow with market demand. Following a relatively slow first half caused chiefly by our conscious effort to pursue higher net interest margin and ensure better asset and liability management, our lending business picked up its growth momentum again in the second half of the year after we had adjusted our growth strategy in accordance with market conditions. Total loans to customers increased to HK$347,090 million, up 3.9%. Loans for use outside Hong Kong, particularly in the Mainland, surged by 27.3% while loans for use in Hong Kong increased marginally. Trade finance increased by 4.9% as external trade continued to flourish.

The Group's retail banking business sustained its high growth momentum last year. Total operating income was up 14.3%, of which net interest income and other operating income were up 7.2% and 34.3% respectively. The substantial growth in other operating income owed mainly to higher income from fees and commissions which grew by 38.8% on the back of robust stock trading and IPO activities in Hong Kong. Residential mortgage lending dropped by nearly 5% in the first half due to fierce competition on mortgage rates but rebounded strongly in the second half after the launching of a range of new mortgage products. New mortgage loans shot up by over 90% and we regained our market lead toward the end of the third quarter in 2006.

Our investment and insurance business maintained its strong growth momentum last year. Stock brokerage volume recorded a hefty increase of 112% while the sales of open-end funds soared by 90%. Taking advantage of the IPO boom in Hong Kong, we aggressively expanded our IPO receiving bank services and IPO financing business by acting as the major receiving bank for the IPO of several leading companies. During the year, the Group's IPO financing provided to corporate and retail customers amounted to over HK$200 billion, representing an increase of over 10 folds versus 2005. We responded to market needs by launching eIPO financing services. That, coupled with our effective marketing and execution, resulted in record high numbers of IPO subscriptions received and processed.

As mentioned above, wealth management remained a major business focus. Through proactive sales and marketing as well as service enhancement and customisation, the number of wealth management customers and the amount of assets under management increased by 45.9% and 42.9% respectively.

The Group's card business continued to grow in terms of card issuance (+4.1%), card advances (+17.6%), cardholder spending (+13.7%) and merchant acquiring volume (+22.5%).

On the personal RMB banking front, the Group continued to be the local market leader with the largest deposit base and offering a wide range of related services. We also maintained our lead in RMB card issuance and merchant acquiring, which increased by 22.7% and 91.9% respectively last year. Cardholder spending was up 46.9%.

The Group's corporate banking business saw substantial growth last year, especially in the second half. Total operating income grew by 12.3%, of which net interest income was up 13.4% and other operating income 8.6%. The rise in net interest income was the result of our effort in widening the loan spread. We also consistently maintained our lead in loan syndication in the Hong Kong, Macau and Mainland market as a whole.

At the same time, we continued to drive the expansion of our SME business through service innovation and enhancement. The amount of SME loans increased by more than 10%. Again, through service enhancement and workflow improvement, we strengthened our trade finance segment and increased our bills volume by a solid 16.5%.

Our Mainland business picked up its growth momentum again in the second half of 2006 after a relatively slow first half. Total advances to customers rose by 22.7% to HK$18,600 million while deposits increased by 67.4% to HK$3,900 million. Our asset quality in the Mainland continued to improve. Classified loan ratio dropped to 0.23%. Meanwhile our business scope in China kept expanding. All our 14 branches and sub-branches are now licensed to conduct derivatives business and provide insurance agency service. Our wealth management products were also extended to the Mainland market.

The Group's treasury business continued to perform well last year under a refined structure and a more rational portfolio management strategy. Operating income rose by 45.8%. During the year, the Group actively managed its investment portfolio to maximise the return on residual funds, create a more balanced portfolio and reduce concentration risks. On the product side, market conditions last year facilitated the development and launching of structured deposit products which turned out to be very much in demand.

The performance of the Group's insurance segment was outstanding last year. Total operating income almost doubled to HK$6,894 million, of which net interest income and other operating income were up 48.7% and 98.8% respectively. Following the acquisition of a controlling stake in BOC Life, the Group started offering a more diversified range of insurance products to meet the needs of customers. In 2006, a series of new insurance products were introduced and customers' response was very encouraging. Premium from new business increased by 77%.


中國銀行(香港) BANK OF CHINA (HONG KONG)

Our Telford Garden Branch was granted for the second year in a row the *Total Quality Service Regime – Top Performer 2006 – under the Category of Service and Entertainment* organised by the MTR Corp

## Outlook

Looking ahead, we are basically optimistic about the growth potential of the local economy as investment and internal consumption continue to increase. This potential would be underpinned by the levelling off or possible reduction of US interest rates. For the banking sector, new business opportunities are on the horizon as China proceeds to expand the scope of RMB banking services in Hong Kong and fulfill her WTO obligations by further liberalising her financial services. That said, we are also mindful that competition is likely to intensify both domestically and offshore, and that the movement of interest rates must be watched closely and managed proactively. At the same time, though inflationary pressure is still not a major issue, rising costs should be a concern for banks, and there are signs that the international financial market is likely to become more volatile in the foreseeable future.

Our record-breaking financial performance and business growth last year speak forcefully for the solid foundations and capabilities we have built up in recent years as well as our effective execution of the Group's strategic initiatives. However, as a banking group with a vision, we are constantly seeking improvement. Going forward, we will follow closely and measure our progress against the goals and priorities laid down in the Group's 2006-2011 Strategic Plan so that we can excel in what we pursue, lead the market and enhance our capabilities.

In 2007 and beyond, we will drive organic growth by enhancing our business structure through diversification. In particular, we will focus on high-margin segments, notably wealth management and insurance. We have already attained certain synergy with BOC Life upon becoming its major shareholder. We will deepen that synergy through closer cooperation.

For the purpose of enhancing business capabilities, we will explore new opportunities locally and beyond. Our main focus will be on asset management, stock brokerage and insurance.

As mentioned above, the Group's China business strategy is two-pronged. Nanyang will actively develop full banking services in the Mainland with an emphasis on retail banking. BOCHK, on the other hand, will continue to operate as a foreign-funded bank in China and focus on corporate banking and foreign exchange businesses. This, we believe, is the best business model that will allow us to develop retail and wholesale banking simultaneously in the vast Mainland market. It will enable us to capitalise on Nanyang's unique brand awareness and expertise


企業發展論壇

Our sponsorship of *Growth Leadership Forum* was well-received by SME clients which could share their experience in business



in RMB retail banking, wealth management and SME banking services. It will also maintain BOCHK's superior market position in servicing large corporate clients and conducting foreign exchange business in China. To support this business model and to drive business growth in the Mainland, we will expand our branch network by focusing on major cities in the Pearl River Delta, Yangzi River Delta and the coastal region, including Dongguan, Suzhou and Hangzhou. We aim to more than double the number of outlets in China by 2009 with a corresponding increase in workforce. It follows that we will allocate adequate financial and other resources for the running of this expanded branch network, service enhancement, business development and brand building in the Mainland.

We will continue to work closely with our parent BOC for mutual gains, particularly in corporate business referral and the development of high-yield segments like wealth management and cross-border services.

Internally we will vigorously implement the RPC model to further enhance operational efficiency and drive long-term business growth. We will ensure high standards of corporate governance, risk management and internal control. Meanwhile we will continue to deepen the Group's new corporate culture and enforce human resources reforms so that we can build up and retain a stronger work team.

This year we enter the 90th year of Bank of China's operation in Hong Kong. For nearly a century, we have witnessed and contributed to the rise of Hong Kong as a leading economic player in the Asia Pacific region. Like Hong Kong, we have been through ups and downs but, again, like Hong Kong, we have always emerged stronger than before. It is with this resilience, I am convinced, that the Group will continue to grow with and play a positive part in the Hong Kong economy and society.

In concluding, I wish to express my heartfelt gratitude to both the Board and the staff for a great year once again. Together we will move on to better ourselves and create higher value for our shareholders and customers.

**HE Guangbei**
*Vice Chairman and Chief Executive*

Hong Kong, 22 March 2007


90

# Build

# customer satisfaction and provide quality and professional service


BANK OF CHINA
Together

Through the *BOCHK Wealth Management Investment Seminar*, customers could have a better understanding of our financial and investment products

# MANAGEMENT'S DISCUSSION AND ANALYSIS

This section provides an analysis of the Group's performance, financial position, and risk management. The following analysis should be read in conjunction with the financial statements included in this Annual Report. The Group has applied the merger accounting method in accounting for the combination with BOC Life on 1 June 2006. As a result, the 2005 comparative figures were restated as appropriate.

## PERFORMANCE MEASUREMENT

The Group registered record earnings in 2006. This was essentially the result of the Group's strong and broad-based business growth achieved through the effective execution of growth strategies and initiatives. The following table summarises the Group's overall performance in 2006.

| Financial Indicators | Performance | Result Highlights |
|---|---|---|
| ROE[1] and ROA[2] | • Operating profit before loan impairment allowances increased by 18.9% to HK$14,751 million.<br>• Profit attributable to shareholders increased by 3.0% to HK$14,007 million.<br>• ROE and ROA were 17.02% and 1.56% respectively.<br>• ROE and ROA before loan impairment allowances rose by 1.25 percentage points and 0.12 percentage point respectively to 17.92% and 1.61% respectively. | • Operating profit before loan impairment allowances increased by 18.9% and profit attributable to shareholders rose by 3.0%<br>• ROE: 17.02%<br>• ROA: 1.56% |
| Dividend payout ratio | The proposed final dividend plus interim dividend represent a total payout ratio of 64.01%, which is within the range set out in the Group's dividend policy. | • Dividend payout ratio: 64.01% |
| Interest margin and non-interest income[3] | • Net interest margin rose from 1.72% in 2005 to 1.90% in 2006 mainly due to the rise in contribution from net free fund.<br>• Non-interest income increased by 8.4%, primarily driven by investment-related agency fee income. Non-interest income to total operating income ratio decreased by 2.10 percentage points to 25.69% due to a larger increase in net interest income relative to non-interest income. | • Net interest margin: 1.90%<br>• Non-interest income to total operating income ratio: 25.69% |
| Cost efficiency | Cost-to-income ratio was further lowered by 0.97 percentage point to 30.78% mainly due to a faster increase in operating income than operating expenses. Total income increased by 17.2% while operating expenses increased by 13.6%. | • Cost-to-income ratio: 30.78% |
| Asset quality | • Formation of new classified loans[4] remained at a low level of 0.3% of total loans. Classified loan ratio fell significantly by 0.71 percentage point from 1.28% in 2005 to 0.57% in 2006.<br>• Impaired loan[5] ratio declined by 0.30 percentage point to 0.26% at end-2006. | • Classified loan ratio: 0.57%<br>• Impaired loan ratio: 0.26% |
| Capital strength and liquidity | Capital adequacy ratio and liquidity ratio remained strong. | • Capital adequacy ratio: 13.99%<br>• Liquidity ratio: 50.46% |

(1) ROE represents return on average capital and reserves attributable to the equity holders of the Company.
(2) ROA represents return on average total assets and is defined in "Financial Highlights".
(3) Non-interest income represents net fees and commission income, net trading income, net loss on investments in securities, net insurance premium, other operating income and net insurance benefits and claims.
(4) Classified loans are advances to customers which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.
(5) Impaired loans are advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

## BUSINESS ENVIRONMENT

**Hong Kong Real GDP**


YoY%
11.0
8.0
5.0
2.0
05Q1
05Q2
05Q3
05Q4
06Q1
06Q2
06Q3
06Q4
Year/Quarter

Source: Bloomberg

**Hong Kong Unemployment Rate**


%
6.0
5.5
5.0
4.5
4.0
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06

Source: Bloomberg

In 2006, the operating environment remained largely positive. Bolstered by active investment, strong domestic consumption and robust external trade, the Hong Kong economy registered above-the-trend growth for the third consecutive year. Hong Kong's real GDP growth reached 6.8%. Inflation remained mild with the composite consumer price index on average 2.0% higher than 2005. The labour market improved further with the unemployment rate dropping to 4.4% by year end.

**Federal Funds Target Rate**


%
5.5
5.0
4.5
4.0
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06

Source: Bloomberg

**HIBOR**


%
5.0
4.0
3.0
1- month HIBOR
3- month HIBOR
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec 06

Source: Bloomberg

During the first half of 2006, the US Federal Funds Target Rate was raised by an aggregate of 100 basis points to 5.25%. In line with the US interest rate hike, both average 1-month and 3-month HIBOR increased. In the second half of 2006, despite the existence of inflationary pressure, the US Federal Funds Rate levelled off due to the softening economy. On the other hand, both average 1-month and 3-month HIBOR declined in view of abundant liquidity in the local banking sector. The yield curve flattened, as evidenced by the narrowing of the average interest spread between 2-year Exchange Fund notes and its 10-year counterparts from 82 basis points to 31 basis points at end-2006 which compressed the reinvestment return on debt securities.

The interest rate differential between USD and HKD widened in 2006. In 2006, the Group's average HKD Prime rates increased by 186 basis points compared to the previous year whereas the average US Federal Funds Rate increased by 176 basis points for the same period. Meanwhile, the average HKD 1-month HIBOR and 1-month USD LIBOR for 2006 increased by 118 basis points and 171 basis points respectively.

**Hang Seng Index**


20,000
19,000
18,000
17,000
16,000
15,000
14,000
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06

Source: Bloomberg

The local stock market was buoyant in 2006 amidst ample liquidity. Market sentiments were further boosted by the enthusiastic response to the spate of major IPOs, especially in the second half of the year. The total fund raised by IPOs in 2006 was HK$334bn, more than double that of 2005. The Hang Seng Index surged by 34.2% to close at 19,964.72 points at end-December 2006. The robust stock market helped boost the equity investment and IPO-related businesses of the banking sector.

After a relatively quiet first half, the local property market regained some growth momentum in the second half of 2006. The number of transactions increased as US interest rates appeared to have peaked in the latter half of 2006. Intensified market competition, however, meant greater downward pressure on mortgage yield. HIBOR-linked mortgage plans became more popular as the 1-month HIBOR remained at a relatively low level throughout the year.

In 2006, the local banking sector continued to operate under a benign credit environment. The classified loan ratio of retail banks as a whole improved from 1.37% at end-2005 to 1.11% at end-2006. Overall, the local banking sector was able to benefit from the continuous economic growth, buoyant investment markets and improved asset quality, but at the same time, faced challenges from intensified market competition and limited local lending opportunities.

## CONSOLIDATED FINANCIAL REVIEW

The Group's financial performance in 2006 was satisfactory. Both operating profit before loan impairment allowances and profit attributable to shareholders reached record highs. In view of the Group's strong core earnings growth, operating profit before loan impairment allowances increased by HK$2,348 million, or 18.9%, to HK$14,751 million. Despite a fall in both loan impairment allowances write-back (loan impairment allowances write-back was mainly due to loan recoveries) and investment property revaluation gain, profit attributable to shareholders increased by HK$411 million, or 3.0%, to HK$14,007 million. Earnings per share were HK$1.3248, up HK$0.0389. Return on average total assets ("ROA") and return on average shareholders' funds ("ROE") were 1.56% and 17.02% respectively. By comparison, ROA and ROE appeared lower in 2006 because of the relatively high loan impairment allowances write-back and revaluation gain on investment properties recorded in 2005. Indeed, ROA and ROE before loan impairment allowances in 2006 improved by 0.12 percentage point and 1.25 percentage points to 1.61% and 17.92% respectively over 2005.

**Profit attributable to equity holders**


HK$'m
15,000
10,000
5,000
0
2,768
6,787
7,963
11,963
13,596
14,007
01*
02*
03*
04*
05
06
Year

**Operating profit before loan impairment allowances**


HK$'m
15,000
10,000
5,000
0
13,162
12,089
11,595
10,352
12,403
14,751
01*
02*
03*
04*
05
06
Year

* Excluding BOC Life

**Dividend per share**


HK$
1.00
0.75
0.50
0.25
0
0.398
0.515
0.715
0.808
0.848
02*
03*
04*
05
06
Year

**Earnings per share**


HK$
1.5
1.0
0.5
0
0.2618
0.6419
0.7532
1.1315
1.2859
1.3248
01*
02*
03*
04*
05
06
Year

* Excluding BOC Life

## Financial Highlights

| HK$'m, except percentage amounts | 2006 | Restated 2005 |
|---|---|---|
| Operating income | **21,309** | 18,174 |
| Operating expenses | **(6,558)** | (5,771) |
| Operating profit before loan impairment allowances | **14,751** | 12,403 |
| Reversal of loan impairment allowances | **1,790** | 2,645 |
| Others | **598** | 1,454 |
| Profit before taxation | **17,139** | 16,502 |
| Profit attributable to equity holders of the Company | **14,007** | 13,596 |
| | | |
| Earnings per share (HK$) | **1.3248** | 1.2859 |
| Return on average total assets | **1.56%** | 1.67% |
| Return on average shareholders' funds* | **17.02%** | 18.27% |
| Return on average total assets before loan impairment allowances | **1.61%** | 1.49% |
| Return on average shareholders' funds before loan impairment allowances* | **17.92%** | 16.67% |
| Net interest margin | **1.90%** | 1.72% |
| Non-interest income ratio | **25.69%** | 27.79% |
| Cost-to-income ratio | **30.78%** | 31.75% |

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Analyses of the financial performance and business operations of the Group for 2006 are set out in the following sections.

**Net Interest Income and Margin**

| HK$'m, except percentage amounts | 2006 | 2005 |
|---|---|---|
| Interest income | **40,271** | 26,177 |
| Interest expense | **(24,436)** | (13,053) |
| Net interest income | **15,835** | 13,124 |
| | | |
| Average interest-earning assets | **835,493** | 760,914 |
| Net interest spread | **1.47%** | 1.47% |
| Net interest margin | **1.90%** | 1.72% |

In 2006, net interest income increased by HK$2,711 million, or 20.7%, to HK$15,835 million. Average interest-earning assets grew by HK$74,579 million, or 9.8%, to HK$835,493 million, due to the increase in deposits (including funds from IPO subscription). Net interest margin increased by 18 basis points to 1.90% while net interest spread remained flat. Contribution from net free fund rose by 18 basis points because of rising interest rates.

Market interest rates were higher in 2006 than in 2005. After the refinement of the operation of the linked exchange rate mechanism by the HKSAR government in May 2005, one-month HIBOR mounted from 1.96% at end-April 2005 to 4.10% at end-2005, culminating at 4.68% in May 2006. Starting from the second half of 2006, it dropped gradually, falling to 3.87% in mid-August and then remaining relatively stable at the average of 4.05% in the fourth quarter. On the other hand, LIBOR rates behaved quite differently – One-month LIBOR increased and peaked in August 2006 at 5.42% and remained relatively flat till end-2006. Average one-month HIBOR increased by 118 basis points to 4.12% as compared to 2.94% a year ago while average one-month LIBOR increased by 171 basis points to 5.10% during the same period. The Group's average HKD Prime rate rose to 8.03% in 2006, compared to 6.17% a year ago, thus widening the HKD Prime-to-one-month HIBOR spread (hereinafter called "Prime-HIBOR spread") by 68 basis points to 3.91%.

The increase in net interest income was mainly driven by the growth of interest-earning assets and contribution of net free funds. For 2006, the Group's average gross yield on loans and advances to customers increased by 157 basis points to 5.65%. This was attributable to higher market interest rates and the increase in higher yielding loans such as credit cards receivable and the lending business of Mainland branches. Although the weighted average yield on residential mortgage portfolio, excluding Government Home Ownership Scheme ("GHOS") mortgages, decreased by 12 basis points year on year to 2.56% from 2.44% below HKD Prime rate, overall loan spread improved as a result of widening of Prime-HIBOR spread. The Group continued to diversify its investment portfolio effectively. By increasing its investments in asset-backed securities, mortgage-backed securities and corporate bonds, the Group raised its gross yield on debt securities by 126 basis points. However, improvement in net contribution from the debt securities portfolio was held back by the flattening yield curve. Fixed deposit spread widened as a result of the Group's conscious effort in managing funding costs. On the other hand, higher deposit rates and the increase in average fixed deposits led to higher overall funding cost. For instance, average interest rates on savings and fixed deposits increased by 159 basis points and 119 basis points respectively.

The summary below shows the average balances and average interest rates of individual assets and liabilities:

**ASSETS**

| | **Year ended 31 December 2006** | | Restated<br>Year ended 31 December 2005 | |
|---|---|---|---|---|
| | **Average balance<br>HK$'m** | **Average yield<br>%** | Average balance<br>HK$'m | Average yield<br>% |
| Loans to banks | **177,465** | **3.90** | 166,224 | 2.38 |
| Debt securities investments | **302,349** | **4.60** | 251,424 | 3.34 |
| Loans and advances to customers | **333,901** | **5.65** | 323,359 | 4.08 |
| Other interest-earning assets | **21,778** | **2.63** | 19,907 | 3.21 |
| Total interest-earning assets | **835,493** | **4.82** | 760,914 | 3.44 |
| Non interest-earning assets | **80,407** | **–** | 70,875 | – |
| Total assets | **915,900** | **4.40** | 831,789 | 3.15 |

**LIABILITIES**

| | **Year ended 31 December 2006** | | Restated<br>Year ended 31 December 2005 | |
|---|---|---|---|---|
| | **Average balance<br>HK$'m** | **Average rate<br>%** | Average balance<br>HK$'m | Average rate<br>% |
| Deposits and balances of banks and other financial institutions | **44,859** | **2.99** | 33,865 | 2.21 |
| Current, savings and fixed deposits | **653,237** | **3.35** | 597,279 | 1.93 |
| Certificate of deposits issued | **3,484** | **3.22** | 3,800 | 2.94 |
| Other interest-bearing liabilities | **28,232** | **3.78** | 27,374 | 2.35 |
| Total interest-bearing liabilities | **729,812** | **3.35** | 662,318 | 1.97 |
| Non interest-bearing deposits | **32,807** | **–** | 33,911 | – |
| Shareholders' funds* and non interest-bearing liabilities | **153,281** | **–** | 135,560 | – |
| Total liabilities | **915,900** | **2.67** | 831,789 | 1.57 |

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

*Second Half Performance*

Compared to the first half of 2006, net interest income increased by HK$827 million, or 11.0 %, in the second half. Average interest-earning assets grew by HK$3,266 million, or 0.4%. Net interest margin and net interest spread rose by 16 basis points and 15 basis points respectively. Contribution from net free funds rose by 1 basis point.

Following a relatively steep rise in the first half of 2006, market interest rates became more stable in the second half. Because of higher liquidity in the market, average one-month HIBOR declined in the second half by 15 basis points vis-à-vis the first half of 2006. Meanwhile, average one-month LIBOR increased by only 49 basis points. Consequently, improvement in the contribution of net free fund slowed down. The Group continued to benefit from diversification of debt securities holding with gross yield on debt securities rose by 41 basis points. Moreover, as the Group's higher yielding loans increased and Prime-to-HIBOR spread widened, loan spread improved. Weighted average yield from the residential mortgage portfolio, excluding GHOS mortgages, declined by 8 basis points to 2.60% below the HKD Prime rate. Total deposit spread widened as savings rate decreased coupled with higher average market rates.

**Net Fees and Commission Income**

| HK$'m | **2006** | 2005 |
|---|---|---|
| Bills commissions | **537** | 532 |
| Loan commissions | **273** | 263 |
| Investment and insurance fee income | **1,851** | 1,139 |
| Securities brokerage (Stockbroking) | **1,383** | 714 |
| Securities brokerage (Bonds) | **105** | 120 |
| Asset management | **317** | 203 |
| Life insurance | **46** | 102 |
| General insurance | **96** | 103 |
| Trust services | **118** | 107 |
| Payment services | **418** | 381 |
| Credit cards | **807** | 737 |
| Account services | **304** | 298 |
| Guarantees | **44** | 43 |
| Currency exchange | **117** | 102 |
| RMB business | **77** | 43 |
| Correspondent banking | **31** | 19 |
| IPO-related business | **60** | 12 |
| Others | **252** | 227 |
| Fees and commission income | **4,985** | 4,006 |
| Fees and commission expenses | **(1,268)** | (1,061) |
| Net fees and commission income | **3,717** | 2,945 |

Net fees and commission income increased by HK$772 million, or 26.2%, to HK$3,717 million mainly due to the significant increase in commissions from stock brokerage of HK$669 million or 93.7% and in asset management fee income of HK$114 million or 56.2%. The buoyant equity market and IPO activities helped boost stock transactions. With its newly launched eIPO services and IPO promotion programmes, the Group grew its stock brokerage business volume substantially by 112%. At the same time, the sales of open-end funds also rose by 90.0%. However, the sales of structured notes declined and the income derived therefrom was down by HK$15 million or 12.5%. Moreover, as a result of the combination with BOC Life, fee income from life insurance only included that from the Group's other insurance business partner after group consolidation elimination. It fell by HK$56 million, or 54.9%, mainly due to competition. Fees from card business recorded a growth of 9.5%, as cardholder spending and merchant acquisition volume increased by 13.7% and 22.5% respectively. Fees from trust services and payment services grew by 10.3% and 9.7% respectively. Riding on the active IPO activities, the Group's fees income from IPO-related activities such as receiving banker's fee and brokerage surged by HK$48 million or a fourfold growth. Meanwhile, RMB-related services also rose by HK$34 million or 79.1%. Fees and commission expenses rose by HK$207 million or 19.5% as the Group continued to expand its stock brokerage, credit card and RMB-related businesses. Moreover, additional charges under the Deposit Protection Scheme that commenced in September 2006 also contributed to the increase in fees and commission expenses.

*Second Half Performance*

Compared to the first half of 2006, net fees and commission income increased by HK$195 million, or 11.1%, in the second half. The active Hong Kong stock market helped boost the Group's fee income from stock brokerage by HK$95 million, or 14.8%. Fee income from bond sales surged by HK$47 million, or 162.1%, which was in line with the increase in the sales volume of retail bonds. Loan commissions grew by HK$41 million, or 35.3%, due to higher business volume. Fees from card business, trust services and bills commissions also increased by 15.2%, 18.5% and 7.3% respectively. Fees and commission expenses in this period rose by HK$86 million, or 14.6%, mainly due to increase in stock brokerage, credit card expenses and the additional charges under the Deposit Protection Scheme.

**Investment and Insurance Business**

| HK$'m | 2006 | 2005 |
|---|---|---|
| Investment and insurance fee income | | |
| Securities brokerage (Stockbroking) | **1,383** | 714 |
| Securities brokerage (Bonds) | **105** | 120 |
| Asset management | **317** | 183 |
| Life insurance | **46** | 102 |
| | **1,851** | 1,119 |
| Insurance and investment income of BOC Life | | |
| Net insurance premium income | **6,195** | 3,630 |
| Interest income | **473** | 318 |
| Net trading income | **420** | (305) |
| Fee income – asset management | **–** | 20 |
| Others | **6** | 3 |
| Gross insurance and investment income of BOC Life* | **7,094** | 3,666 |
| Less: net insurance benefits and claims | **(6,655)** | (3,362) |
| | **439** | 304 |
| Total investment and insurance income | **2,290** | 1,423 |

* Before commission expenses.

In 2006, total investment and insurance income surged by HK$867 million, or 60.9%, to HK$2,290 million, primarily due to an increase in investment and insurance fee income of HK$732 million, or 65.4%, and the rise in BOC Life's insurance and investment income by HK$135 million, or 44.4%. The increase in BOC Life's insurance and investment income was mainly attributable to higher interest income from securities investments as a result of the significant growth of premium income and an increase in net trading income, partly offset by a growth in net insurance benefits and claims.

*Second Half Performance*

Compared to the first half of 2006, total investment and insurance income increased by HK$156 million, or 14.6%, mainly due to an increase in investment and insurance fee income of HK$135 million, or 15.7%. Insurance and investment income of BOC Life grew by HK$21 million, or 10.0%.

**Net Trading Income**

| HK$'m | 2006 | 2005 |
|---|---|---|
| Net trading income of the banking business | | |
| Foreign exchange and foreign exchange products | **1,113** | 1,414 |
| Interest rate instruments | **204** | 277 |
| Equity instruments | **73** | 8 |
| Commodities | **78** | 52 |
| | **1,468** | 1,751 |
| Net trading income of BOC Life | | |
| Foreign exchange and foreign exchange products | **1** | – |
| Interest rate instruments | **359** | (317) |
| Equity instruments | **60** | 12 |
| Commodities | **–** | – |
| | **420** | (305) |
| Total net trading income | **1,888** | 1,446 |

Net trading income registered a gain of HK$1,888 million in 2006, of which HK$1,468 million was derived from the Group's banking business and HK$420 million came from BOC Life. The net trading income of the banking business decreased by HK$283 million, or 16.2%, mainly because of the decline in net trading income from foreign exchange and foreign exchange related products of HK$301 million, or 21.3%. The decline was caused by the decrease in net trading income from foreign exchange swap contracts. Net trading income from interest rate instruments also dropped by HK$73 million due to the decline in the fair value of the Group's interest rate swap contracts, which was partly offset by the increase in net trading income from equity instruments and commodities. Net trading income of BOC Life was up by HK$725 million, compared to a net loss of HK$305 million in 2005. The rise in net trading income was mainly driven by an increase of HK$676 million in net trading income from interest rate instruments and an increase of HK$48 million in net trading income from equity instruments. Net trading income from interest rate instruments posted a net gain of HK$359 million, versus a net loss of HK$317 million in 2005. This gain was mainly attributable to the favourable changes in the fair value of securities investments and the structured notes held by BOC Life.

*Second Half Performance*

Compared to the first half of 2006, net trading income rose by HK$490 million or 70.1% in the second half mainly due to an increase in the fair value of the securities investments and structured notes held by BOC Life. The increase was partly offset by the decline in net trading income from foreign exchange swap contracts and the decrease in the fair value of interest rate swap contracts of the banking business.

**Net Insurance Premium Income**

| HK$'m | 2006 | 2005 |
|---|---|---|
| Life and Annuity | **5,855** | 3,216 |
| Linked Long Term | **348** | 419 |
| Retirement Scheme | **–** | 1 |
| | **6,203** | 3,636 |
| Reinsurers' share of gross earned premiums | **(8)** | (6) |
| Net insurance premium income | **6,195** | 3,630 |

Compared to 2005, net insurance premium income registered a solid growth of HK$2,565 million, or 70.7%, to HK$6,195 million. This growth was driven by the 58.5% growth in the number of new insurance policies concluded. The strong growth of premium income was the result of satisfactory sales of new life insurance products introduced during the year.

*Second Half Performance*

Compared to the first half of 2006, net insurance premium income decreased by HK$757 million or 21.8% to HK$2,719 million. The decline was mainly due to comparatively lower sales of policies after a strong first half.

**Net Insurance Benefits and Claims**

| HK$'m | 2006 | 2005 |
|---|---|---|
| Life and Annuity | **6,309** | 2,965 |
| Linked Long Term | **344** | 397 |
| Retirement Scheme | **3** | 1 |
| | **6,656** | 3,363 |
| Reinsurers' share of claims, benefits and surrenders paid and movement in liabilities | **(1)** | (1) |
| Net insurance benefits and claims | **6,655** | 3,362 |

Compared to 2005, net insurance benefits and claims increased by HK$3,293 million or 97.9% to HK$6,655 million mainly due to growth of the life and annuity insurance underwriting business. Prospective liabilities were recognised on the basis of the assumptions made as to mortality, investment income and fair value changes in the underlying investments.

*Second Half Performance*

Compared to the first half of 2006, net insurance benefits and claims increased by HK$535 million or 17.5% to HK$3,595 million in the second half, mainly due to increase in new business.

**Operating Expenses**

| HK$'m, except percentage amounts | 2006 | 2005 |
|---|---|---|
| Staff costs | **4,004** | 3,493 |
| Premises and equipment expenses (excluding depreciation) | **868** | 740 |
| Depreciation on owned fixed assets | **671** | 568 |
| Other operating expenses | **1,015** | 970 |
| Operating expenses | **6,558** | 5,771 |
| Cost to income ratio | **30.78%** | 31.75% |

In line with overall business expansion, the Group's operating expenses increased by HK$787 million, or 13.6%, to HK$6,558 million. Staff costs rose by HK$511 million or 14.6% following the pay rise in April 2006 and the recruitment of new staff needed by the Group. Compared to end-2005, headcount measured in full-time equivalents rose by 65 from 12,933 to 12,998 at end-2006.

Premises and equipment expenses increased by HK$128 million or 17.3% primarily due to higher rental and IT costs incurred.

Depreciation on owned fixed assets rose by HK$103 million, or 18.1%, to HK$671 million in 2006 largely due to appreciation of the value of bank premises.

*Second Half Performance*

Compared to the first half of 2006, operating expenses rose by HK$616 million or 20.7%. This was basically in line with the normal seasonal trend, in particular, salary adjustments began from the second quarter of each year.

**Reversal of Loan Impairment Allowances on Advances**

| HK$'m | 2006 | 2005 |
|---|---|---|
| Reversal of/(Charge for) loan impairment allowances | | |
| | | |
| Individual assessment | | |
| – new allowances | **(647)** | (1,304) |
| – releases | **313** | 1,042 |
| – recoveries | **2,053** | 1,639 |
| | | |
| Collective assessment | | |
| – new allowances | **(194)** | (11) |
| – releases | **203** | 1,279 |
| – recoveries | **62** | – |
| Net credit to Income Statement | **1,790** | 2,645 |

The Group recorded a net release of loan impairment allowances of HK$1,790 million in 2006, primarily due to loan recoveries. Compared to 2005, net release of loan impairment allowance was down HK$855 million or 32.3%, mainly caused by a decline in release of allowances.

Net impairment charge on individual assessment increased by HK$72 million due to lower release of allowances. The significant release in 2005 was mainly attributable to the recovery of a large account. Additional allowances amounting to HK$647 million, which were HK$657 million lower than those for 2005, were needed to cover the formation of new impaired loans* and further deterioration of existing impaired accounts.

Net release of collective impairment allowances declined substantially by HK$1,259 million. The reduction reflected a natural slowdown in the improvement in the bad debt migration rate after the Group's significant improvement in asset quality last year on the back of improved economic conditions and borrowers' debt servicing capability.

The Group made remarkable progress in the recovery of loans that were previously written off. Total recoveries (individually and collectively assessed) were HK$2,115 million, up HK$476 million, mainly due to the recoveries of certain large accounts.

*Second Half Performance*

Compared to the first half of 2006, net release of loan impairment allowances was up by HK$506 million in the second half. It was mainly attributable to the recoveries of certain large accounts, which were partially offset by lower release of collective impairment allowances in the second half of the year.

* Impaired loans are advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

**Classified loan ratio**


%
10
8
6
4
2
0
7.98%
5.82%
2.95%
1.28%
0.57%
02
03
04
05
06
Year

With low classified loan formation and strong collection efforts, classified loans* were reduced by HK$2,275 million, or 53.4%, in 2006. Classified loan ratio fell from 1.28% in 2005 to a record low of 0.57% at end-2006. At the same time, impaired loan ratio improved from 0.56% to 0.26% at end-2006.

Over the past five years, the Group has shown substantial improvement in asset quality. Classified loans were reduced at a compound annual rate of 47%. Classified loan ratio dropped substantially from 7.98% at end-2002 to 0.57% at end-2006.

* Classified loans represent advances which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

**Property Revaluation**

| HK$'m | **2006** | 2005 |
|---|---|---|
| Net (loss)/gain on revaluation of premises | **(1)** | 63 |
| | | |
| Net gain on fair value adjustments on investment properties | **574** | 1,386 |
| Deferred tax | **(55)** | (339) |
| Net gain on fair value adjustments on investment properties, after tax | **519** | 1,047 |

The aggregate impact of property revaluation before tax on the income statement was HK$573 million, of which HK$574 million came from the revaluation of investment properties and HK$1 million from loss on revaluation of bank premises. The related deferred tax charge on revaluation of investment properties amounted to HK$55 million. As a result, the net impact of fair value adjustments on investment properties on the Group's attributable profit in 2006 was HK$519 million. When compared to 2005, the decrease in net gain on property revaluation was in line with the stabilising property prices.

*Second Half Performance*

Compared to the first half of 2006, net gain from revaluation of investment properties fell by HK$391 million in the second half, which was in line with the movement of local property prices.

**Financial Position**

| HK$'m, except percentage amounts | At 31 December 2006 | Restated At 31 December 2005 |
|---|---|---|
| Cash and balances with banks and other financial institutions | **30,973** | 30,704 |
| Placements with banks and other financial institutions | **130,636** | 125,862 |
| Hong Kong SAR Government certificates of indebtedness | **34,750** | 32,630 |
| Securities investments* | **330,385** | 264,209 |
| Advances and other accounts | **352,858** | 338,403 |
| Fixed assets and investment properties | **27,221** | 26,117 |
| Other assets ** | **22,130** | 13,077 |
| Total assets | **928,953** | 831,002 |
| | | |
| Hong Kong SAR currency notes in circulation | **34,750** | 32,630 |
| Deposits and balances of banks and other financial institutions | **49,034** | 40,655 |
| Deposits from customers | **694,691** | 632,658 |
| Certificates of deposit issued | **2,498** | 3,965 |
| Insurance contract liabilities | **14,239** | 7,968 |
| Other accounts and provisions | **47,101** | 31,413 |
| Total liabilities | **842,313** | 749,289 |
| | | |
| Minority interests | **1,985** | 1,778 |
| Capital and reserves attributable to the equity holders of the Company | **84,655** | 79,935 |
| Total liabilities and equity | **928,953** | 831,002 |
| | | |
| Loan-to-deposit ratio | **49.32%** | 52.27% |

* Securities investments comprise investment in securities, trading securities and other financial instruments at fair value through profit or loss.
** Investments in associates and derivative financial instruments are included in other assets.

**Balance Sheet Mix as at 31 December 2006**


HK$'m/(%)
56,880 (6%)
27,221 (3%)
30,973 (3%)
130,636 (14%)
352,858 (38%)
330,385 (36%)

**Balance Sheet Mix as at 31 December 2005**


HK$'m/(%)
45,707 (5%)
26,117 (3%)
30,704 (4%)
125,862 (15%)
338,403 (41%)
264,209 (32%)

- Cash and balances with banks and other financial institutions
- Placements with banks and other financial institutions
- Securities investments
- Advances and other accounts
- Fixed assets & investment properties
- Other assets

The Group's total assets were HK$928,953 million as at 31 December 2006, up HK$97,951 million or 11.8% from the end of 2005:

- Cash and balances with banks and other financial institutions increased by HK$269 million or 0.9%, while interbank placements increased by HK$4,774 million or 3.8%.
- Securities investments rose by HK$66,176 million, or 25.0%, to HK$330,385 million as the Group increased its investments in asset-backed securities, mortgage-backed securities and selected corporate bonds in order to increase income contribution from securities investments.
- The Group continued to actively manage the balance sheet. As a result, the proportion of short-term surplus funds to total assets decreased while the proportion of securities investment portfolio increased.

**Advances to Customers**

| HK$'m, except percentage amounts | **At 31 December 2006** | % | At 31 December 2005 | % |
|---|---|---|---|---|
| Loans for use in Hong Kong | **274,290** | **79.0** | 274,002 | 82.0 |
| Industrial, commercial and financial | **148,780** | **42.9** | 146,100 | 43.7 |
| Individual | **125,510** | **36.1** | 127,902 | 38.3 |
| Trade finance | **16,865** | **4.9** | 16,079 | 4.8 |
| Loans for use outside Hong Kong | **55,935** | **16.1** | 43,942 | 13.2 |
| Total advances to customers | **347,090** | **100.0** | 334,023 | 100.0 |

Total advances to customers grew by HK$13,067 million or 3.9%, which was mainly attributable to the growth in loans for use outside Hong Kong and corporate loans in Hong Kong. The growth was partly offset by the decline in residential mortgage loan as a result of intensified competition and market sluggishness.

Loans for use in Hong Kong increased slightly by 0.1%:

- Lending to the industrial, commercial and financial sectors rose by HK$2,680 million, or 1.8%, driven by loans for property investment and transport and transport equipment.
- Residential mortgage loans (excluding those under GHOS) decreased by HK$2,218 million, or 2.2%, to HK$96,953 million due to keen market competition particularly in the first half of the year.
- Card advances grew by HK$822 million, or 17.6%, to HK$5,490 million as a result of an increase in cardholder spending.
- Other consumer lending rose by HK$751 million, or 9.3%, to HK$8,831 million.

Trade finance increased by HK$786 million, or 4.9%, on the back of robust merchandise exports and strong local demand. Meanwhile, loans for use outside Hong Kong grew significantly by HK$11,993 million or 27.3%. The increase was mainly driven by overseas lending and loan growth of the Group's Mainland branches.

*Second Half Performance*

When compared to the first half of the year, total loans recorded a broad-based rebound in the second half. Strong growth momentum was shown in both individual and corporate loans. The Group's new pricing strategy on mortgage products was well received. Residential mortgages increased by HK$2,511 million, or 2.7%, recovering much of the fall in the first half of the year. Corporate loans in Hong Kong increased by HK$1,536 million, or 1.0%, while trade finance rose by HK$1,057 million, or 6.7%. Loan for use outside Hong Kong grew significantly by HK$8,047 million, or 16.8%, of which lending through the Group's Mainland branches surged by HK$3,430 million or 22.6%.

**Total advances to customers by currency mix (%)**


3%
14%
83%
2006.12.31
3%
13%
84%
2005.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD advances to customers accounted for 82.5% and 14.1% respectively at the end of 2006. Other currency advances to customers accounted for 3.4%. There was no significant change in currency mix in 2006.

**Deposits from Customers**

| HK$'m, except percentage amounts | At 31 December 2006 | % | At 31 December 2005 | % |
|---|---|---|---|---|
| Demand deposits and current accounts | **30,979** | **4.4** | 28,948 | 4.5 |
| Savings deposits | **256,653** | **36.5** | 216,540 | 33.9 |
| Time, call and notice deposits | **407,059** | **57.8** | 387,170 | 60.6 |
| Total deposits from customers | **694,691** | **98.7** | 632,658 | 99.0 |
| Structured deposits | **9,085** | **1.3** | 6,373 | 1.0 |
| Adjusted total deposits from customers | **703,776** | **100.0** | 639,031 | 100.0 |

Total deposits from customers increased by HK$62,033 million, or 9.8%, to HK$694,691 million in 2006. Given the buoyant stock market, customers were more inclined to maintain a higher degree of liquidity. As a result, savings deposits increased considerably by 18.5% or HK$40,113 million. Time, call and notice deposits rose by 5.1% or HK$19,889 million while demand deposits and current accounts increased by 7.0% or HK$2,031 million. The Group's deposits mix improved with the proportion of lower cost deposits, which consists of current accounts and savings deposits, to total deposits rising from 38.4% at end-2005 to 40.9% at end-2006. There was a growing demand for structured deposits - a hybrid of retail deposit and derivatives offering a higher nominal interest rate to depositors. Structured deposits grew to HK$9,085 million, up HK$2,712 million or 42.6%, representing about 1.3% of the adjusted total deposits from customers. The Group's loan-to-deposit ratio was 49.32% at end-2006.

*Second Half Performance*

Compared to end-June 2006, total deposits from customers rose by HK$53,800 million, or 8.4%, in the second half. Savings deposits increased by HK$32,685 million, or 14.6%. Time, call and notice deposits grew by HK$18,571 million, or 4.8% while demand deposits and current accounts increased by HK$2,544 million or 8.9%.

**Adjusted total deposits from customers by currency mix (%)**


9%
21%
70%
2006.12.31
12%
21%
67%
2005.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD deposits accounted for 69.8% and 20.9% respectively at the end of 2006. Other currency deposits accounted for 9.3%. The Group's HKD loan-to-deposit ratio was 58.3%, down from 65.0% at end-2005, mainly due to a higher increase in HKD deposits from customers relative to HKD advances to customers.

**Asset Quality**

| HK$'m, except percentage amounts | **At 31 December 2006** | At 31 December 2005 |
|---|---|---|
| Advances to customers | **347,090** | 334,023 |
| Classified loan ratio& | **0.57%** | 1.28% |
| Impairment allowances | **1,103** | 1,714 |
| Regulatory reserve for general banking risks | **3,621** | 3,526 |
| Total allowances and regulatory reserve | **4,724** | 5,240 |
| Total allowances as a percentage of advances to customers | **0.32%** | 0.51% |
| Total allowances and regulatory reserve as a percentage of advances to customers | **1.36%** | 1.57% |
| Impairment allowances on classified loan ratio## | **28.62%** | 29.77% |
| Total coverage (including collateral values)## | **106.74%** | 99.88% |
| Residential mortgage loans* – delinquency and rescheduled loan ratio** | **0.21%** | 0.30% |
| Card advances – delinquency ratio**# | **0.25%** | 0.32% |

| | **2006** | 2005 |
|---|---|---|
| Card advances – charge-off ratio# | **2.44%** | 2.67% |

& Classified loans represent advances which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality. Repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

# Excluding Great Wall cards and computed according to the HKMA's definition.

## Only including impairment allowances on loans classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

| Movement of Classified Advances to Customers | | |
|---|---|---|
| In HK$ bln | **2006** | 2005 |
| Beginning balance | **4.3** | 9.2 |
| New classified loans | **0.9** | 1.7 |
| Upgraded classified loans | **(0.3)** | (1.2) |
| Collection | **(2.0)** | (3.8) |
| Write-off | **(0.8)** | (1.1) |
| Others | **(0.1)** | (0.5) |
| Ending balance | **2.0** | 4.3 |

Owing to better credit quality as well as strong collection and write-off, the Group's asset quality continued to improve with the classified loan ratio falling to the historical low of 0.57%, versus 1.28% at end-2005. Classified loans decreased by approximately HK$2.3 billion or 53% to HK$2.0 billion. New classified loans were maintained at a low level, representing less than 0.3% of total loans outstanding. Total collections amounted to approximately HK$2.0 billion. Write-off of classified loans amounted to HK$0.8 billion. About HK$0.1 billion of the reduction in classified loans was due to the treatment of repossessed assets as a direct offset against the classified loans outstanding.

Total impairment allowances, including both IA and CA, amounted to HK$1,103 million. Impairment allowances on classified loan ratio was 28.62%. If the value of underlying collateral was included, the total coverage ratio would increase to 106.74%. The Group's regulatory reserve rose by HK$95 million to HK$3,621 million as advances to customers increased.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 0.30% at end-2005 to 0.21% at end-2006. The quality of card advances also improved, with the charge-off ratio dropping from 2.67% to 2.44% year-on-year.

| Capital and Liquidity Ratios | | |
|---|---|---|
| HK$'m, except percentage amounts | **At 31 December 2006** | At 31 December 2005 |
| Tier 1 capital | **68,458** | 64,213 |
| Tier 2 capital | **4,060** | 3,991 |
| Unconsolidated investment and other deductions | **(971)** | (1,004) |
| Total capital base after deductions | **71,547** | 67,200 |
| Risk-weighted assets | | |
| On-balance sheet | **479,082** | 412,851 |
| Off-balance sheet | **39,968** | 30,713 |
| Deductions | **(7,741)** | (6,450) |
| Total risk-weighted assets | **511,309** | 437,114 |
| Total risk-weighted assets adjusted for market risk | **513,707** | 438,213 |
| Capital adequacy ratios (banking group level) | | |
| Before adjusting for market risk | | |
| Tier 1 | **13.39%** | 14.69% |
| Total | **13.99%** | 15.37% |
| After Adjusting for market risk | | |
| Tier 1* | **13.33%** | 14.65% |
| Total* | **13.93%** | 15.33% |

| | **Full-year ended 31 December 2006** | Full-year ended 31 December 2005 |
|---|---|---|
| Average liquidity ratio | **50.46%** | 42.02% |

* Capital adequacy ratios take into account market risks and are calculated in accordance with the relevant HKMA guidelines.

Total capital base of the Group after deduction increased by 6.5% to HK$71,547 million, implying an increase in retained earnings. Despite this, the consolidated capital adequacy ratio of the banking group fell to 13.99% from 15.37% at end-2005 because of a 17.0% increase in total risk-weighted assets. This was the result of the growth of securities investment.

Average liquidity ratio rose to 50.46%, compared to 42.02% in 2005. The Group continued to actively manage its balance sheet. Investments in liquefiable securities was increased, which helped strengthen its liquidity position.

## BUSINESS REVIEW

This section covers the review of the Group's business lines together with their respective financial results.

**RETAIL BANKING**

| HK$'m, except percentage amounts | **Full-year ended 31 December 2006** | Full-year ended 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Net interest income | **7,851** | 7,326 | +7.2% |
| Other operating income | **3,534** | 2,632 | +34.3% |
| Operating income | **11,385** | 9,958 | +14.3% |
| Operating expenses | **(5,033)** | (4,514) | +11.5% |
| Operating profit before loan impairment allowances | **6,352** | 5,444 | +16.7% |
| Net release of/(charge for) loan impairment allowances | **(27)** | 956 | N/A |
| Others | **(18)** | (12) | +50.0% |
| Profit before taxation | **6,307** | 6,388 | -1.3% |

| | **At 31 December 2006** | At 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Segment assets | **169,595** | 158,844 | +6.8% |
| Segment liabilities | **578,249** | 554,244 | +4.3% |

Note: For additional segmental information, see Note 51 to the Financial Statements.

### Results

Retail Banking registered healthy business growth in 2006. Operating income grew by 14.3% year-on-year to HK$11,385 million. The growth was driven by the increase of both net interest income and other operating income. Operating profit before loan impairment allowances increased by HK$908 million or 16.7% to HK$6,352 million. Profit before taxation was HK$6,307 million, down HK$81 million or 1.3% from 2005 because of the relatively high release of impairment allowances recorded in 2005.

Net interest income rose by 7.2% to HK$7,851 million. The overall profitability of Prime-based loans, which formed the bulk of Retail Banking's loan assets, improved due to widened Prime-HIBOR spread. The improvement in loan spread was held back by narrowed deposit spread as increase in savings rates outpaced the increase in market rates.

Other operating income soared by 34.3% to HK$3,534 million because of the strong growth of net fees and commission income by 38.8%. The buoyant equity market and IPO activities spurred the growth of the transaction volume of the Group's stock brokerage business, thereby increasing the commissions from securities trading. This, coupled with the growth of commissions from the sales of open-end investment funds, more than offset the decline in commissions from the sales of structured notes.

Operating expenses rose by 11.5% to HK$5,033 million mainly because of the rise in staff costs after pay rise and the recruitment of new staff to support business expansion.

Retail Banking's net charge for loan impairment allowances for 2006 amounted to HK$27 million, versus net releases of HK$956 million in 2005. The net charge for loan impairment allowances reflected a slowdown in the improvement in bad debt migration and additional allowances for increased credit card advances.

Advances and other accounts, including mortgage loans and card advances, increased by 0.7% to HK$130,124 million. Customer deposits increased by 3.0% to HK$549,982 million.

**Strong growth of investment and insurance business**

Investment and insurance, both being the Group's business focuses, delivered encouraging results in 2006. Capitalising on bullish stock trading and its enhanced trading platform, the Group grew its stock brokerage business volume substantially by 112%. At the same time, with improved sales productivity and a broadened product range, the Group recorded a 90.0% growth in the sales volume of open-end funds. The China and Emerging Market Equity Funds were some of the best-sellers.

Taking advantage of the IPO boom, the Group launched eIPO financing services while aggressively promoting its IPO-related business. The Group became the major receiving bank for most of the large-scale IPOs in Hong Kong. The number of IPO subscriptions received and processed by the Group reached a record high in 2006. Over 50% of the subscriptions were submitted through the automated channel.

Through effective marketing campaigns and personalised services, the Group grew its number of wealth management customers and assets under management by 45.9% and 42.9% respectively.

To expand its life insurance business, the Group launched a diverse range of new products in 2006, including the "Supreme Saver 06- 5 Year Life Endowment Plan", "Prudent Saver 5-year Life Endowment Plan", "Companion Insurance Plan" and "Total Value Retirement Solution Plan". These products were well received by customers. "Total Value Retirement Solution Plan" was the first kind of investment-linked annuities in the banking market.

**Growth momentum of residential mortgages regained**

Intense competition and a relatively lacklustre residential mortgage sector had an adverse impact on the Group's residential mortgages in the first half of the year. The Group adjusted its promotion strategies and introduced flexible mortgage products such as "Fixed rate mortgage plan", "HIBOR-based mortgage plan", "All-you-want" and "Smart" mortgage schemes to satisfy customers' diverse finance needs. New residential mortgages grew substantially by 97% in the second half of the year and the Group regained its leading position in the market. Meanwhile, the credit quality of residential mortgages continued to improve as the delinquency and rescheduled loan ratio dropped further to 0.21%.

**In pursuit of high net worth customers through professional premium services**

The Group continued with its effort to win and better serve high net worth customers in 2006. In collaboration with BOC, in December 2005 the Group launched a new service enabling wealth management customers to access priority and privileged banking services at BOC branches in the whole Asia Pacific region. In addition, value-added banking solutions covering investment management, financial planning and pre-arranged banking services were tailored for Mainland customers. During the year, the BOCHK Wealth Management Expo was held and various large scale and localised investment seminars were organised regularly to update customers on the latest investment climate.

"Wealth MaxiWiser", a financial planning tool, was further enhanced to strengthen portfolio management advisory services, achieve effective customer management and maximise customers' wealth. Currently, 100 Wealth Management Prime centres and 20 Wealth Management VIP centres are in operation to provide tailor-made financial solutions to customers.

**Expansion of credit card business**

The Group's card business continued to expand in terms of customer base and service range. Card advances increased by 17.6% and the number of cards issued grew by 4.1%. Cardholder spending volume and merchant acquiring volume expanded by 13.7% and 22.5% respectively.

The Group launched "VISA BOC Olympic Games Card" in 2006. With a strong competitive edge in the credit card market, the Group continued to extend appealing merchant offer programmes to customers through a comprehensive merchant network covering Hong Kong, Macau and the Mainland. In the area of merchant acquiring, the Group launched the Dynamic Currency Conversion Service to support real-time currency conversion value-added services to both merchants and credit cardholders.

The Group was the first EMV certificate acquirer in Hong Kong, and had the widest coverage of EMV standard chip-enabled terminals in the local market at end-2006.

The Group's performance and service quality in credit card business were recognised by the industry. During the year, the Group won a total of 22 awards from MasterCard International, Visa International, China UnionPay, Hong Kong Trade Development Council ("HKTDC") and International Licensing Industry Merchandisers' Association ("LIMA") respectively.

**Leading Hong Kong's RMB banking business**

The Group continued to be the local market leader in Renminbi ("RMB") banking business with a comprehensive range of relevant services. By end-2006, RMB deposits increased by 1.8% from a year ago. The Group also maintained its leading position in the RMB credit card issuing and merchant acquiring business. RMB merchant acquiring volume and RMB card cardholder spending volume registered strong growths of 91.9% and 46.9% respectively. The number of RMB credit cards issued grew by 22.7%. During the year, the Group upgraded the features of its RMB card. Customers can choose their own account withdrawal limit for security purpose and make use of the RMB POS functions in the Mainland to suit their diverse financial needs. At end-2006, the number of ATMs providing RMB withdrawal service reached 230.

In March 2006, the Group launched Renminbi Settlement System ("RSS") to provide clearing services for expanded RMB business in Hong Kong. RSS serves as a quality clearing platform and provides a solid foundation for the further expansion of RMB business. At the same time, Personal RMB Cheque Service was launched to enable customers to make payment in Guangdong Province by cheque.

**Branch rationalisation and e-Channel Development**

The Group continued to optimise its branch network in 2006. During the year, the Group opened 3 new branches, renovated 54 existing branches and revamped 14 wealth management centres. By the end of 2006, the number of branches in Hong Kong was 287 and the number of ATM machines was 445.

To offer more convenient and reliable e-service to customers, the Group upgraded its internet banking services. Apart from enhanced investment functions and new e-banking products, the Group's website was revamped to strengthen online sales and promotion. Over the year, the number of e-banking customers and transactions increased by 15.2% and 62.6% respectively.

**CORPORATE BANKING**

| HK$'m, except percentage amounts | **Full-year ended 31 December 2006** | Full-year ended 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Net interest income | **4,281** | 3,776 | +13.4% |
| Other operating income | **1,209** | 1,113 | +8.6% |
| Operating income | **5,490** | 4,889 | +12.3% |
| Operating expenses | **(1,500)** | (1,293) | +16.0% |
| Operating profit before loan impairment allowances | **3,990** | 3,596 | +11.0% |
| Net release of loan impairment allowances | **1,817** | 1,689 | +7.6% |
| Others | **(3)** | (1) | +200.0% |
| Profit before taxation | **5,804** | 5,284 | +9.8% |

| | **At 31 December 2006** | At 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Segment assets | **222,701** | 211,834 | +5.1% |
| Segment liabilities | **148,353** | 101,719 | +45.8% |

Note: For additional segmental information, see Note 51 to the Financial Statements.

**Results**

Corporate Banking reported a profit before taxation of HK$5,804 million in 2006, up HK$520 million or 9.8% as compared to 2005. Operating profit before loan impairment allowances increased by 11.0% to HK$3,990 million. Net interest income and other operating income grew by 13.4% and 8.6% respectively, while the release of loan impairment allowances grew by 7.6%.

The rise in net interest income was driven by the widened loan spread and deposit spread while the growth of other operating income was due to increased net fees and commission income from loans and remittance. Operating expenses were up 16.0% to HK$1,500 million on account of the rise in staff costs.

Net loan impairment releases were HK$1,817 million, up 7.6%, mainly due to recoveries of certain large accounts.

Advances and other accounts increased by 6.5% to HK$221,552 million. Customer deposits registered a robust growth of 46.6% to HK$145,781 million.

**Leading in loan syndication**

The Group maintained its leading position in the syndication loan market covering Hong Kong, Macau and the Mainland. According to *Basis Point*, a leading Asian capital market magazine, the Group was the number one mandated arranger in the Mainland-Hong Kong-Macau syndicated loan market in 2006.

**Phenomenal growth of IPO financing**

Riding on the active stock market, the Group expanded its IPO financing business significantly. It provided more than HK$200 billion worth of financing to corporate and retail customers in connection with the IPO of 28 companies in Hong Kong. The Group's IPO financing business in 2006 recorded a tenfold growth versus 2005.

**Expanding SME lending and customer base**

In 2006, the Group focused on adjusting its business and customer structures and devoted much effort in developing its SME business. The Group's 5-year SME business plan focuses on the enhancement of the SME business model, optimising credit approval procedures for SME loans, streamlining the existing workflow, and raising the efficiency of customer service. These growth initiatives were beginning to bear fruit as evidenced by the double-digit growth in SME loans. To better serve these customers, the Group successfully launched and refined several products, including Equipment Link, Professional Firms Link, and Trade Peak Season Link.

**Reinforcing cash management business and e-banking platform**

With a view to growing its cash management business, the Group actively reinforced its service platform and coverage, its connection with BOC's overseas branches, and the service plans for large corporations. At the same time, *BOC Wealth Master*, a standardised cash management product, was launched to better serve SME customers by providing a one-stop, multi-channel and multi-account platform for them to do their financial management more efficiently. During the year, a Cash Management Services Centre was established to enhance the Group's competitiveness in the cash management business.

The Group continued to strengthen its e-banking functions and promote CBS Online services. The number of CBS Online customers increased significantly. By end-2006, the number of CBS Online customers increased by 98% from a year ago.

**Growing and strengthening trade finance business**

To achieve greater flexibility and to optimise credit limit utilisation, the Group refined the trade finance credit limit structure and simplified the procedure for arranging and using trade finance credit limits. The Group also launched several new trade finance products and promotion plans, including Pre-shipment Financing, Bill Service and Trade Finance Promotion Scheme. As a result of these initiatives, bills and settlement volume increased by 16.5% in 2006.

**Optimising business model**

In 2006, the Group refined its business model, organisation structure, management process and business workflow for Corporate Banking to align with the Relationship-Product-Channel ("RPC") Model. For instance, steps were taken to review and enhance the business authorisation system, implement the *Two-step Credit Approval Scheme*, and simplify the credit renewal and review procedures. The Group also implemented the *Enhanced Relationship Manager Mechanism* and *Product Manager Mechanism* to strengthen the relationship and product professional teams. Under this refined business model, the Group is in a better position to manage its customer relations and product development by taking into consideration individual clients' industry, geographical location and sectoral characteristics and developing tailor-made products to suit their specific needs.

**Growing Mainland business steadily**

The Group's Mainland branches regained its growth momentum and delivered strong results in 2006, notwithstanding a relatively slow first half. Profit before loan impairment allowances increased by HK$64 million, or 20.6% due mainly to the increase in advances to customers. Total advances to customers rose by 22.7% to HK$18.6 billion. Customer deposits increased by 67.4% to HK$3.9 billion. Asset quality continued to improve with the classified loan ratio falling by 0.34 percentage point to 0.23%.

The business scope of the Group's Mainland branches and sub-branches expanded further during the year. By the end of 2006, the Group had a total of 11 Mainland branches and sub-branches permitted to participate in RMB business. The Qingdao branch submitted its application for running RMB business. All the 14 branches and sub-branches are now licensed to conduct derivatives business and provide insurance agency services. The coverage of the Group's wealth management products was extended to the Mainland in 2006. In view of the high demand for investment products, the Group launched commodity-linked deposits in 2006 as an extension of the currency-linked deposits offered since 2005. After the approval by China Banking Regulatory Commission to conduct QDII business in October, the Group applied for the RMB exchange limit of foreign exchange trade with State Administration of Foreign Exchange. In November, following the announcement by the Commission of the new Regulations on Administration of Foreign-funded Banks, the Group resolved to incorporate the local operation of the Group's wholly-owned subsidiary, Nanyang Commercial Bank, in the Mainland to offer comprehensive banking services with the focus on retail banking whereas BOCHK would maintain its foreign-funded bank status to concentrate on corporate and foreign exchange businesses.

**TREASURY**

| HK$'m, except percentage amounts | **Full-year ended 31 December 2006** | Full-year ended 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Net interest income | **4,286** | 2,428 | +76.5% |
| Other operating income | **743** | 1,021 | -27.2% |
| Operating income | **5,029** | 3,449 | +45.8% |
| Operating expenses | **(458)** | (308) | +48.7% |
| Operating profit | **4,571** | 3,141 | +45.5% |
| Others | **(2)** | – | N/A |
| Profit before taxation | **4,569** | 3,141 | +45.5% |

| | **At 31 December 2006** | At 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Segment assets | **497,155** | 426,791 | +16.5% |
| Segment liabilities | **98,531** | 82,381 | +19.6% |

Note: For additional segmental information, see Note 51 to the Financial Statements.

**Results**

In 2006, Treasury reported remarkable growth in profit before taxation by HK$1,428 million, or 45.5%, as net interest income rose sharply. Other operating income decreased by HK$278 million or 27.2%. Operating expenses increased by HK$150 million or 48.7% to HK$458 million.

Net interest income increased substantially by HK$1,858 million or 76.5%. The increase was mainly driven by higher contribution of net free fund due to the rise in market rates and better return on debt securities portfolio as a result of the Group's effective balance sheet management.

Other operating income decreased by HK$278 million or 27.2%, resulting from a reduction of net trading income of foreign exchange swap contracts for funding purpose.

**Enhancing yield by diversifying investment portfolio and vastly expanding IPO business**

In 2006, Treasury's structure and portfolio management strategy were refined to focus more on balance sheet management and structural risk management. In order to improve return, three specialised portfolio management teams on interest rate, credit and securitised products were set up respectively to provide professional analysis and information on different markets and products. During the year, the Group actively managed its investment portfolio by diversifying into mortgage-backed securities, covered bonds and corporate bonds to maximise the return on residual funds. This diversification also helped create a more balanced portfolio and reduce concentration risks. As a result of these initiatives, investment return exceeded the Group's target despite the flattening yield curve. Moreover, as a receiving bank for 23 IPOs in Hong Kong in 2006, the Group handled a total amount of IPO funds of over HK$1,000 billion – a record high.

**Enhancing product offerings and marketing in Hong Kong and Mainland**

In 2006, market volatility in interest rates, foreign exchange, and commodity and equity trading meant more opportunities for the development of treasury products. In view of the growing popularity of structured investment products, the Group introduced a series of structured deposits linked with interest rates, foreign exchange rates and bullion prices. During the year, the Group launched a large number of structured deposits in Hong Kong and the Mainland respectively. To further enhance cross-selling activities with retail and corporate customers, a special treasury marketing unit providing customised services to local and Mainland customers was set up in late 2005. The team also provided training and consulting support to other marketing teams. This not only enhanced the marketing capability of different business units for treasury products, but also helped broaden the Group's treasury client base. In 2006, the number of treasury customers increased by 42.3%.

**INSURANCE**

| HK$'m, except percentage amounts | **Full-year ended 31 December 2006** | Full-year ended 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Net interest income | **473** | 318 | +48.7% |
| Other operating income | **6,421** | 3,230 | +98.8% |
| Operating income | **6,894** | 3,548 | +94.3% |
| Net insurance benefits and claims | **(6,655)** | (3,362) | +97.9% |
| Net operating income | **239** | 186 | +28.5% |
| Operating expenses | **(65)** | (56) | +16.1% |
| Operating profit | **174** | 130 | +33.8% |
| Others | – | 12 | N/A |
| Profit before taxation | **174** | 142 | +22.5% |

| | **At 31 December 2006** | At 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Segment assets | **15,804** | 9,343 | +69.2% |
| Segment liabilities | **14,649** | 8,365 | +75.1% |

Note: For additional segmental information, see Note 51 to the Financial Statements.

**Results**

The Group's Insurance segment recorded a profit before taxation of HK$174 million, up HK$32 million or 22.5% as compared to 2005. This was mainly driven by an increase in net interest income.

Net interest income rose by 48.7% to HK$473 million. This was mainly attributable to an increase in the investments of debt securities on the back of significant growth of premium income arising from the successful launch of several new insurance products. Other operating income rose by 98.8% to HK$6,421 million with the growth of premium income and an increase in the fair value of interest rate instruments and structured notes. In line with the growth of premium income, net insurance benefits and claims increased by 97.9% to HK$6,655 million.

Assets in the Insurance segment grew by 69.2% because of the increase in investments of interest rate instruments and structured notes. Liabilities rose by 75.1%, which was mainly the result of increased insurance contract liabilities.

**Successful acquisition of controlling stake in BOC Life**

The Group acquired from its parent the BOC Group a 51% controlling stake in BOC Life in June 2006. Life insurance policies, investment products linked with life insurance policies and retirement scheme management plans are offered through the Group's extensive distribution network. This will help the Group to enhance its wealth management platform, solidify its client base and increase its non-interest income.

**Broadening product range and stepping up sales training**

Following the combination with BOC Life, the Group started offering a more diversified range of insurance products to meet customers' needs. In 2006, a series of new insurance products were introduced and customers' response was very encouraging. Premium from new business increased by 77% in 2006. To equip frontline staff with deeper professional knowledge and better sales techniques, the Group established an in-house academy, the BOCG Life Bancassurance Academy, to provide systematic professional training to the Group's sales staff. Such training would focus on selling long-term insurance products. By end-2006, more than 110 of the Group's employees had participated in the training.

**Building up BOC Life as a brand**

To strengthen BOC Life's branding in Hong Kong, the Group organised a series of large-scale promotional activities under the theme "BOC(HK) Insurance, We Care More". A series of promotional campaigns were also launched to support this branding exercise.

## IMPLEMENTATION OF RELATIONSHIP-PRODUCT-CHANNEL ("RPC") MODEL

The Group strongly believes that a customer-centric management and business model is crucial for sustaining business and profit growth, thus maximising shareholder return. In accordance with the Group's 2006-2011 Strategic Plan, the Group started implementing in early 2007 the RPC (Relationship, Product and Channel Management) Model. As reported in 2006, the objectives of the model are to build teams of dedicated and professional managers to develop and expand the range of products and services that are tailored to the needs of different customer segments, and to optimise channels and workflow to facilitate sales and marketing. Under this Model, the Group will reinforce its capabilities in customer relationship management (R), product management (P), as well as channel management (C). To ensure success, the Group established a Steering Committee and Implementation Task Force to formulate an implementation plan, and to monitor and provide guidance in the implementation process. Besides, five dedicated groups with representatives from different business units responsible for job evaluation and staff placements, premises assignment, communication, training and finance have been set up to organise, execute and closely monitor progress.

## CORPORATE DEVELOPMENT, TECHNOLOGY AND OPERATIONS

**Human resources**

During the year, the Group continued to invest in human resources development to support business growth and help realise its corporate vision of becoming customers' premier bank. Medium-term initiatives were taken to enhance staff commitment, improve productivity and optimise the allocation of resources. In addition, relevant strategies and action plans to support the implementation of the RPC Model were developed and rolled out.

An employee performance management system was introduced in 2006. It emphasises ongoing evaluation of staff performance throughout the year and the formulation of staff training and development plans. This system is meant to enhance the Group's overall performance and help develop a performance-driven corporate culture.

In 2006, more than 1,500 training courses with over 91,000 attendants were organised. Such courses included workshops and seminars on wealth management, financial planning, risk management, corporate governance and corporate culture. Other training channels were also made available to the staff. For instance, an e-learning platform was set up to provide online interactive training; a self-learning programme integrating distance learning was offered; and small group tutorials and tests were launched. Moreover, to support the Group's long-term business expansion, a one-year Officer Trainees Programme was introduced to provide on-the-job training for newly recruited university graduates. A three-year intensive and systematic programme tailor-made for Management Trainees recruited from local and overseas universities also commenced in 2006.

**Technology and operations**

To support business growth and the RPC model, the Group continued to enhance its information technology infrastructure and implement its 5-year IT development strategy. The processing capacity of the Securities Management System was significantly expanded to cater for the increased volume of stock transactions. The Group's eIPO services that came on stream in March 2006 also helped capture business opportunities arising from the booming stock market. In October 2006, an eIPO service which enables customers to subscribe IPO shares using white forms online was successfully launched. The Group's internet banking functions, such as stock and futures trading services, foreign exchange margin trading and accounts management, were also enhanced. Meanwhile, new web pages were introduced to provide more financial and non-financial information. The Customer Relationship Management System ("CRM"), which provides an integrated view of customers, was established in 2006 to help frontlines perform better customer analysis and segmentation, as well as facilitate the formulation of marketing strategies.

As part of the Group's IT strategy, the Group kick-started the implementation of the Financial and Financial Risk Management System ("FRMS") in 2006. It is a project aiming to revamp the existing computer systems for different finance functions, including financial accounting, management accounting, multi-dimension profitability management, and capital management. It will also help enhance the Group's asset & liability management ("ALM"). The project is being rolled out in phases. During the year, the Group started the roadmap and general ledger design and implementation of ALM system. It is expected that the system will help increase automation, improve operational efficiency and provide value-added information and analytics for management decisions.

To streamline operating workflows and enhance work efficiency, in January 2006, the Business Optimisation Centre was established to expedite business operations reform and take charge of project management, such as the implementation of RPC model, develop optimal project plans and initiates and undertakes business process re-engineering.

## REGULATORY DEVELOPMENT

**Basel II Capital Accord**

Following the release of the new international capital adequacy framework, "International Convergence of Capital Measurement and Capital Standards: A Revised Framework" (known as "Basel II"), by Basel Committee on Banking Supervision in June 2004, Hong Kong was among the first batch of major international financial centres to introduce Basel II in January 2007. The new capital adequacy framework, which comprises three Pillars, is more risk sensitive than the 1988 Accord. Pillar One aligns regulatory capital requirements more closely with inherent risks and introduces new capital charge on operational risk. Pillar Two stipulates a framework for the supervisory review of capital adequacy by the regulatory authority while Pillar Three requires a greater scope of disclosure on capital adequacy and risk management.

The Group has deployed substantial resources to the implementation of Basel II with significant progress. The adoption of Basel II has had the full support of the senior management. Chaired by the Chief Executive, a steering committee, Basel II Implementation Steering Committee, was established to enhance and monitor Basel II implementation. Reporting to the Chief Risk Officer, the Basel II Implementation Office was set up to co-ordinate and ensure proper implementation.

In relation to Pillar One, all the preparatory works, including system and reporting enhancements, have been completed and the Group will adopt the Standardised Approach to calculate the minimum capital requirement on credit risk, market risk and operational risk. It also undertook parallel runs with prevailing capital requirements on the calculation of capital adequacy ratio.

Under Pillar Two, Authorised Institutions are encouraged to develop their systems for conducting the capital adequacy assessment process ("CAAP"). The Group is currently in the process of planning for Pillar Two implementation. Pillar Three, which is expected to be fully implemented by June 2007, focuses on the disclosure requirements and policies prescribed by the Banking (Disclosure) Rules. The Group expects that substantial investment will be required to fully implement Basel II and considers that continuous monitoring of the process and policies is important. The Group also believes that the new framework will further strengthen its risk management and facilitate its capital planning and management practices.

## CREDIT RATINGS

| As at 31 December 2006 | Long-term | Short-term |
|---|---|---|
| Fitch | A | F1 |
| Moody's | A2 | P-1 |
| Standard & Poor's | BBB+<br>(Upgraded to 'A-' on 16 February 2007) | A-2 |

During the year, the credit ratings of BOCHK were revised by the leading rating agencies.

On 19 June 2006, Fitch Ratings upgraded the individual rating of BOCHK to B from B/C. As at 31 December 2006, BOCHK's long-term and short-term foreign currency issuer default ratings were A and F1 respectively while the support rating was 2.

On 7 July 2006, Moody's Investors Service upgraded its rating outlook on BOCHK from stable to positive and on 11 August 2006, the financial strength rating was under Moody's review for possible upgrade. As at 31 December 2006, BOCHK's long-term and short-term foreign currency bank deposit ratings as assigned by Moody's were A2 and P-1 respectively.

As at 31 December 2006, the long-term and short-term counterparty credit ratings assigned by Standard & Poor's to BOCHK were BBB+ and A-2 respectively. On 16 February 2007, Standard & Poor's raised the long-term counterparty credit rating to A- and affirmed A-2 short-term counterparty credit rating on BOCHK.

## PROGRESS UPDATE OF 2006-2011 STRATEGIC PLAN

In March 2006, the Group announced its 2006-2011 Strategic Plan which would guide it in developing into a top-quality financial services group with a powerful base in Hong Kong, a solid presence in China, and a strategic foothold in Asia. During the year, the Group made good progress in achieving the key strategic focuses. The table below encapsulates the major progress achieved by the Group in 2006.

| | |
|---|---|
| • Strengthening the Group's Leading Position in Hong Kong | The Group maintained its leading position in the Mainland-Hong Kong-Macau syndication loan market, local residential mortgage business, personal RMB business, RMB merchant acquiring business and RMB card issuing business respectively. In ROE lucrative segments, the Group made good progress in the following areas:<br>– **Wealth Management:** The number of total wealth management customers increased by 45.9% and assets under management rose by 42.9%. Investment and insurance fee income surged by 62.5%, of which fee income from stockbroking and sales of funds rose significantly by 93.7% and 56.2% respectively.<br>– **Consumer Lending:** Credit card advances and other consumer lending increased by 17.6% and 9.3% respectively.<br>– **Cash Management:** A cash management team was set up to enhance the Group's cash management platform by enabling it to offer more related services and products to customers.<br>– **SMEs:** The Group achieved double-digit growth in SME loans. The management of the SME segment has been shaped up to drive business growth. The Group's relationship management team has been proactively expanding the number of SME clients.<br>– **RMB Banking Services:** The Group remained the market leader in Hong Kong's personal RMB banking business and was authorised by the People's Bank of China to continue serving as the RMB Clearing Bank in Hong Kong. It launched the RMB Settlement System ("RSS") together with the RMB Cheque Clearing Services during the year. In connection with the impending issuance of yuan-denominated bonds in Hong Kong, the role of BOCHK as RMB clearing bank could be expanded to cover yuan bonds as well. |
| • Developing New Capabilities in Product Manufacturing/ Distribution | – The Group proactively sought out and carefully examined a number of M&A opportunities in Hong Kong.<br>– The Group acquired 51% controlling stake in BOC Life, leading to substantial growth in insurance and investment income, profit and assets.<br>– The Group's insurance product portfolio also expanded significantly. In 2006, a series of new products were introduced and were well received by customers.<br>– The Group embarked on aggressively building up its sales strengths in insurance. It established an in-house insurance academy aiming at providing systematic training for sales staff selling long-term insurance products. In 2006, more than 110 employees were trained by this academy. |
| • Building a Stronger Presence in China | – Total advances to customers and customer deposits of the Group's Mainland branches increased by 22.7% and 67.4% respectively in 2006.<br>– The Group submitted its application for the local incorporation of Nanyang Commercial Bank, its wholly-owned subsidiary, in the Mainland to offer comprehensive banking services with the focus on retail banking. |
| • Seeking Regional Expansion | The Group has been actively seeking out M&A opportunities in the region, with a view to identifying really suitable potential targets. |

| | |
|---|---|
| • Corporate Values and Core Competencies | **Corporate Values**<br>– During the year, the Group introduced an employee performance management system which emphasises on-going coaching and staff performance evaluation. In addition, as a commitment to long-term human resources development, the Group launched training programmes for Officer Trainees and Management Trainees respectively.<br>– In September, the Group started implementing the five-day work week to enable the staff to have more time for leisure and personal pursuits, and to enjoy better quality of life.<br>– The Group demonstrated its commitment to corporate social responsibility by participating actively in various social welfare and voluntary services. For details of its involvement in social responsibility, please refer to pages 82 to 84 – Good Corporate Citizenship.<br>**Core Competencies**<br>The Group received public recognition for its achievements in several key aspects during the year, ranging from corporate governance and disclosure to marketing and banking services. (For details, please refer to relevant sections.) |

## RISK MANAGEMENT

***Banking Group***

**Overview**

The Group believes that sound risk management is crucial to the success of any organisation. In its daily operation, the Group attaches a high degree of importance to risk management and emphasises that a balance must be struck between risk control and business growth and development. The principal types of risk inherent in the Group's businesses are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits.

**Risk Management Governance Structure**

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a sound risk management organisational structure. It implements a comprehensive set of policies and procedures to identify, measure, monitor and control various risks that may arise. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, is the highest decision making authority of the Group and has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the formulation of risk management strategies and for ensuring that the Group has an effective risk management system to implement these strategies. The Risk Committee ("RC"), a standing committee established by the Board of Directors, is responsible for overseeing the Group's various types of risks, reviewing and approving high-level risk-related policies and overseeing their implementation, reviewing significant or high risk exposures or transactions and exercising its power of veto if it considers that any transaction should not proceed. The Audit Committee assists the Board in fulfilling its role in overseeing the internal control system.

The Chief Executive's ("CE") is responsible for managing the Group's various types of risks, approving detailed risk management policies, and approving material risk exposures or transactions within his authority delegated by the Board of Directors. The Chief Risk Officer ("CRO") assists the CE in fulfilling his responsibilities for the day-to-day management of risks. The CRO is responsible for initiating new risk management strategies, projects and measures that will enable the Group to better monitor and manage new risk issues or areas that may arise from time to time from new businesses, products and changes in the operating environment. He may also take appropriate initiatives in response to regulatory changes. The CRO is also responsible for reviewing material risk exposures or transactions within his delegated authority and exercising his power of veto if he believes that any transaction should not proceed.

Various departments of the Group have their respective risk management responsibilities. Business units act as the first line of defense while risk management units, which are independent from the business units, are responsible for the day-to-day management of different kinds of risks. Risk management units have the primary responsibilities for drafting, reviewing and updating various risk management policies and procedures.

The Group's principal banking subsidiaries, Nanyang and Chiyu, are subject to risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategies independently and report to the Group's management on a regular basis.

**Reputation Risk Management**

Reputation risk is the risk that negative publicity regarding the Group's business practices, whether genuine or not, might cause a potential decline in the Group's customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated its Reputation Risk Management Policy that is diligently implemented. This policy provides guidance to prevent and manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents in the financial industry.

**Legal and Compliance Risk Management**

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operation or financial condition of the Group. Compliance risk is the risk of penalty arising from any failure to comply with relevant regulations governing the conduct of businesses in specific countries. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

**Strategic Risk Management**

Strategic risk generally refers to the risks that may induce immediate or future negative impact on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market. The Group has developed a Strategic Risk Management Policy that provides clear guidance for the management and oversight of such risks.

**Credit Risk Management**

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group. The Risk Management Department ("RMD"), under the supervision of the CRO, provides centralised management of credit risk within the Group. Different credit approval and control procedures are adopted according to the level of risk associated with the customer or transaction. Corporate credit applications are independently reviewed and objectively assessed by risk management units. A credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from credit and other functions of the Group is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group adopts an eight-grade facility grading structure according to HKMA's loan classification requirement. RMD provides regular credit management information reports and ad hoc reports to the Management Committee, RC, AC and Board of Directors.

**Market Risk Management**

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from customer-related business and proprietary trading. Trading positions are subject to daily marked-to-market valuation. Market risk is managed within the risk limits approved by RC. The overall risk limits are divided into sub-limits by reference to different risk factors, including interest rate, foreign exchange rate, commodity price and equity price.

RMD is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a day-to-day basis to ensure that they are within established risk limits.

VAR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VAR.

The following table sets out the VAR for all trading market risk exposure of BOCHK.

| HK$'m | | At 31 December | Minimum during the year | Maximum during the year | Average for the year |
|---|---|---|---|---|---|
| VAR for all market risk | – 2006 | 1.5 | 1.3 | 5.0 | 2.8 |
| | – 2005 | 1.8 | 1.2 | 5.8 | 2.6 |
| VAR for foreign exchange risk | – 2006 | 1.7 | 0.7 | 5.3 | 2.8 |
| | – 2005 | 1.2 | 0.6 | 5.2 | 1.9 |
| VAR for interest rate risk | – 2006 | 0.7 | 0.7 | 3.0 | 1.6 |
| | – 2005 | 1.4 | 0.9 | 3.7 | 2.1 |
| VAR for equity risk | – 2006 | 0.5 | 0.1 | 1.0 | 0.3 |
| | – 2005 | 0.1 | 0.0 | 0.5 | 0.1 |

For the year ended 31 December 2006, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$2.5 million (2005: HK$2.0 million). The standard deviation of these daily trading revenues was HK$1.5 million (2005: HK$1.8 million).

**Interest Rate Risk Management**

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are:

repricing risk – mismatches in the maturity or repricing periods of assets and liabilities

basis risk – different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period

The Group's Asset and Liability Management Committee ("ALCO") maintains oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department manages the interest rate risk according to the established policies. The Finance Department closely monitors the related risks and the results are reported to RC and ALCO regularly.

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through a hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are controlled respectively within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by RC. The results are reported to ALCO and RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

**Liquidity Risk Management**

The aim of liquidity management is to enable the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time, and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis and by examining deposit stability, concentration risk, mismatch ratios, loan-to-deposit ratio and liquidity profile of the investment portfolio. The primary objective of the Group's asset and liability management strategy is to achieve optimal returns while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and RC sanctions the liquidity management policies. The Treasury Department manages the liquidity risk according to the established policies. The Finance Department monitors the Group's liquidity risks and reports to the management and ALCO regularly.

**Operational Risk Management**

Operational risk relates to the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. RMD oversees the entire operational risk management framework of BOCHK.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and independent authorisation are the fundamental principles followed by the Group. The management of respective business lines is responsible for managing and reporting operational risks specific to their business units by identifying, assessing and controlling the risks inherent in their business processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by RMD. RMD formulates corporate-level policies and procedures concerning operational risk management which are approved by RC. RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to RC and senior management.

Business continuity plans are in place to support business operations in the event of emergency or disaster. Adequate backup facilities are maintained and periodic drills are conducted. The Group also arranges insurance cover to reduce potential losses in respect of operational risk.

**Capital Management**

The major objective of capital management is to maximise total shareholders' return while maintaining a capital adequacy position in relation to the Group's overall risk profile. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the lowest overall cost of capital. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods presented in the report.

**Stress Testing**

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and ALCO monitors the results against limits approved by RC. Stress test results are also reported to the Board and RC regularly.

***Insurance Group***

The principal activity of the Group's insurance business is the underwriting of long-term insurance business in life and annuity, linked long-term business and retirement scheme management in Hong Kong. Major types of risks inherent in the Group's insurance business include insurance risk, interest rate risk and credit risk. BOC Life manages these risks independently and reports to the Group's management on a regular basis. The key risks of its insurance business and related risk control process are as follows:

**Insurance Risk Management**

BOC Life is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. BOC Life manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in BOC Life's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon BOC Life's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, BOC Life has a retention limit of HK$400,000 on any single life insured. BOC Life reinsures the excess of the insured benefit over HK$400,000 for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. BOC Life does not have in place any reinsurance for contracts that insure survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, BOC Life conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

**Interest Rate Risk Management**

The main risk that BOC Life faces due to the nature of its investment and liabilities is interest rate risk. BOC Life manages these positions within an asset liability management ("ALM") framework that has been developed to achieve long-term investment returns in excess of its obligations under insurance contracts. For each distinct category of liabilities, a separate portfolio of assets is maintained. The principal technique of ALM is to match assets to the liabilities arising from insurance contracts by reference to the type of benefits payable to contracts holders.

**Credit Risk Management**

BOC Life has exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Key areas where BOC Life's insurance business is exposed to credit risk are:

- counterparty risk with respect to structured products transactions and debt securities
- reinsurers' share of insurance unpaid liabilities
- amounts due from re-insurers in respect of claims already paid
- amount due from insurance contract holders
- amount due from insurance intermediaries

BOC Life structures the levels of credit risk it accepts by placing limits on its exposure to a single investment counterparty, or groups of counterparties. Such risks are subject to an annual or more frequent review. Limits on the level of credit risk by category are reviewed and approved regularly by the management.

# CORPORATE INFORMATION

## BOARD OF DIRECTORS

*Chairman*

**XIAO Gang#**

*Vice Chairmen*

**SUN Changji#**

**HE Guangbei**

*Directors*

**HUA Qingshan#**

**LI Zaohang#**

**ZHOU Zaiqun#**

**ZHANG Yanling#**

**FUNG Victor Kwok King***

**KOH Beng Seng***

**SHAN Weijian***

**TUNG Chee Chen***

**TUNG Savio Wai-Hok***

**YANG Linda Tsao***

# Non-executive Directors

* Independent Non-executive Directors

## SENIOR MANAGEMENT

*Chief Executive*

**HE Guangbei**

*Deputy Chief Executive*

**LAM Yim Nam**

*Chief Financial Officer*

**LEE Raymond Wing Hung**

*Deputy Chief Executive*

**GAO Yingxin**

*Chief Risk Officer*

**CHEUNG Alex Yau Shing**

*Chief Information Officer*

**LIU Peter Yun Kwan**

*Company Secretary*

**YEUNG Jason Chi Wai**

## REGISTERED OFFICE

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

## AUDITORS

PricewaterhouseCoopers

## SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

## ADS DEPOSITARY BANK

Citibank, N.A.
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

## WEBSITE

www.bochk.com



# Create

# values and deliver superior returns to shareholders


智選退休計劃啟動儀式
Launch Ceremony of The Valu tirement Scheme

The acquisition of BOC Life represents a breakthrough of the Group in enhancing business capabilities and developing a full-service business model

# BOARD OF DIRECTORS AND SENIOR MANAGEMENT



Mr. XIAO Gang



Mr. SUN Changji



Mr. HE Guangbei

## Directors

**Mr. XIAO Gang**
*Chairman*

Aged 48, is Chairman of the Board of Directors and prior to March 2006, was Chairman of the Risk Committee of the Company and BOCHK. He is also a director of BOC (BVI) and BOCHKG. Mr. Xiao was Chairman and President of BOC from March 2003 to August 2004 and has been Chairman of BOC since its restructuring in August 2004. Prior to joining BOC, Mr. Xiao joined People's Bank of China ("PBOC") in 1981 and had served various positions in PBOC, including Director of the Research Bureau, Head of the China Foreign Exchange Trading Center, Director of the Planning and Treasury Department, Assistant Governor and Director of the Monetary Policy Department, Assistant Governor and President of Guangdong Branch of PBOC and Director of the Guangdong Branch of the State Administration of Foreign Exchange. Mr. Xiao served as Deputy Governor of PBOC from 1998 to 2003. He was also Chairman of China Association of Banks from June 2003 to December 2004. Mr. Xiao graduated from Renmin University of China with a master's degree in Law.

**Mr. SUN Changji**
*Vice Chairman*

Aged 64, is Vice Chairman of the Board of Directors and Chairman of the Nomination and Remuneration Committee of the Company and BOCHK. He is also a director of BOC (BVI) and BOCHKG. Mr. Sun was Vice Chairman of BOC from 2000 to 2004 and Executive Vice President of BOC from 1999 to 2004. He was concurrently the President of China Orient Asset Management Corporation from 1999 to 2001. In 2003, Mr. Sun was elected as a member of the Tenth National Committee of the Chinese People's Political Consultative Conference. Mr. Sun is a senior engineer (professor). He was the First Deputy Director-General of the State Administration of Machinery Industry of the PRC from 1998 to 1999 and Vice Minister of the Ministry of Machinery Industry of the PRC from 1993 to 1998. Prior to that, he was a Deputy Director-General of the Production Department of the Ministry of Machinery Industry from 1991 to 1993. Mr. Sun graduated from Tsinghua University in 1966 with a bachelor's degree.

**Mr. HE Guangbei**
*Vice Chairman and Chief Executive*

Aged 52, is Vice Chairman and Chief Executive with overall responsibility for the business and operations of BOCHK and a member of the Strategy and Budget Committee of the Company and BOCHK. He is also Chairman of Chiyu, Nanyang, BOC Life, Hong Kong Interbank Clearing Limited and HKICL Services Limited, and director of Hong Kong Note Printing Limited. He is the designated representative of BOCHK to the Hong Kong Association of Banks where he served as the presiding Chairman in 2005. He holds various public positions which include member of the HKMA Exchange Fund Advisory Committee and Banking Advisory Committee, member of the Executive Committee of the Hong Kong Government Commission on Strategic Development, Board member of Hong Kong Airport Authority, member of the Greater Pearl River Delta Business Council, Honorary President of the Hong Kong Chinese Enterprises Association and general committee member of the Hong Kong General Chamber of Commerce. Mr. He joined BOC in 1980 and since then, he had assumed various positions at BOC and had been posted to its New York Branch and Paris Branch. He was Managing Director of BOC from 1999 to 2004 and Executive Vice President from 2000 to 2003. Mr. He graduated from the Beijing Second Foreign Languages Institute in 1979 with a bachelor's degree and obtained a master's degree in international management studies from the University of Texas at Dallas in 1985.


Mr. HUA Qingshan


Mr. LI Zaohang


Mr. ZHOU Zaiqun


Mdm. ZHANG Yanling

## Directors

**Mr. HUA Qingshan**
*Non-executive Director*

Aged 54, is a Non-executive Director and a member of the Risk Committee and Strategy and Budget Committee of the Company and BOCHK. Mr. Hua is also Executive Director and Executive Vice President of BOC. He was Chairman of BOC-CC from 1996 to 2005 and Executive Assistant President of BOC from June 1994 to December 1998. Mr. Hua graduated from Peking University in 1984 and obtained a master's degree from Hunan University in 1996.

**Mr. LI Zaohang**
*Non-executive Director*

Aged 51, is a Non-executive Director and a member of the Nomination and Remuneration Committee of the Company and BOCHK. Mr. Li is also the Chairman of BOC Insurance and Bank of China (Canada). He joined China Construction Bank ("CCB") in 1980 and had held various positions including Manager, Branch Manager, General Managers of various departments at CCB's Head Office and Executive Vice President. In 2000, Mr. Li joined BOC as Executive Vice President and has served as Managing Director and Executive Director successively. Mr. Li graduated from Nanjing University of Information Science and Technology.

**Mr. ZHOU Zaiqun**
*Non-executive Director*

Aged 54, is a Non-executive Director and a member of the Audit Committee and Strategy and Budget Committee of the Company and BOCHK. He is also Chairman of BOC-CC. Mr. Zhou is currently an Executive Vice President of BOC and was a Managing Director of BOC from 2000 to 2004. He has over 20 years' experience in the banking industry. He was General Manager of the Industrial and Commercial Bank of China ("ICBC"), Beijing Branch from 1999 to 2000 and General Manager of the Planning and Financial Department of ICBC from 1997 to 1999. Mr. Zhou obtained a master's degree from Northeast Institute of Finance and Economics in 1996.

**Mdm. ZHANG Yanling**
*Non-executive Director*

Aged 55, is a Non-executive Director and a member of the Risk Committee of the Company and BOCHK. She is also Executive Vice President of BOC, Chairman of Bank of China (Hungary) Limited and Vice Chairman of BOCI. Mdm. Zhang has been Vice Chairman of ICC Commission on Banking Technique and Practice since 2003. Mdm. Zhang joined BOC in 1977. She was Executive Assistant President of BOC from 2000 to 2002. Mdm. Zhang was General Manager of BOC, Milan Branch from 2000 to 2001 and General Manager of the Legal Department of BOC from 2001 to 2002. She was Deputy General Manager of the Training Department of BOC from 1992 to 1997, General Manager of the Banking Department from 1997 to 2000 and Managing Director of BOC from 2000 to 2004. She graduated from Liaoning University in 1977 with a bachelor's degree and obtained a master's degree from Wuhan University in 1999.



Dr. FUNG Victor Kwok King



Mr. KOH Beng Seng



Mr. SHAN Weijian

## Directors

**Dr. FUNG Victor Kwok King**
*Independent Non-executive Director*

Aged 61, is an Independent Non-executive Director and a member of the Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Dr. Fung holds Bachelor and Master Degrees in Electrical Engineering from the Massachusetts Institute of Technology and a Doctorate in Business Economics from Harvard University. He is Chairman of the Li & Fung Group of companies including the publicly listed Li & Fung Limited, Integrated Distribution Services Group Limited and Convenience Retail Asia Limited. He is also an Independent Non-executive Director of PCCW Limited, Orient Overseas (International) Limited, Sun Hung Kai Properties Limited, CapitaLand Limited in Singapore and Baosteel Group Corporation in the PRC. In public service, Dr. Fung is Vice-Chairman of International Chamber of Commerce as from January 2007. He is also Chairman of the Hong Kong Airport Authority, the Hong Kong University Council, the Greater Pearl River Delta Business Council and the Hong Kong - Japan Business Co-operation Committee. Dr. Fung is a member of Chinese People's Political Consultative Conference and a member of the Executive Committee of the Commission on Strategic Development of the Hong Kong Government of the Hong Kong Special Administrative Region. From 1991 to 2000, he was Chairman of the Hong Kong Trade Development Council and from 1996 to 2003, he was the Hong Kong representative on the APEC Business Advisory Council. In 2003, the Government awarded Dr. Fung the Gold Bauhinia Star for distinguished services to the community.

**Mr. KOH Beng Seng**
*Independent Non-executive Director*

Aged 56, is an Independent Non-executive Director, Chairman of Risk Committee and a member of the Audit Committee of the Company and BOCHK. Mr. Koh is currently the Chief Executive Officer of Octagon Advisors Pte Ltd, a business and management consulting company based in Singapore. He is also an independent non-executive director of two Singaporean listed companies, namely, Singapore Technologies Engineering Ltd and Fraser and Neave Limited and a director of Sing-Han International Financial Services Limited. Mr. Koh was deputy president of United Overseas Bank ("UOB") and a member of UOB's Executive Committee from 2000 to 2004. During this period, he was in charge of UOB's operations, delivery channels, information technology, corporate services, and risk management and compliance functions and played a key role in driving the successful integration of Overseas Union Bank and UOB in 2001. Prior to that, Mr. Koh has spent over 24 years at the Monetary Authority of Singapore where he made significant contributions to the development and supervision of the Singapore financial sector in his capacity as Deputy Managing Director, Banking & Financial Institutions Group. He has also served as a director of Chartered Semiconductor Manufacturing and as a part-time adviser to the International Monetary Fund. Mr. Koh holds a Bachelor of Commerce degree from Nanyang University in Singapore and a Master of Business Administration degree from Columbia University of the USA.

**Mr. SHAN Weijian**
*Independent Non-executive Director*

Aged 53, is an Independent Non-executive Director, Chairman of the Audit Committee and a member of the Nomination and Remuneration Committee of the Company and BOCHK. Mr. Shan is currently a Partner of TPG Newbridge and director of a number of companies, including Shenzhen Development Bank Co., Ltd., TCC International Holdings Limited, China Unicom Limited, Lenovo Group Limited, Taiwan Cement Corporation and Taishin Financial Holdings Co., Ltd. He was a Managing Director of JP Morgan, a director of Korea First Bank, an assistant professor at the Wharton School of the University of Pennsylvania and an Investment Officer at the World Bank in Washington DC. Mr. Shan graduated from the Beijing Institute of Foreign Trade with a major in English in 1979. He obtained a master's degree in business administration from the University of San Francisco in 1981, and received


Mr. TUNG Chee Chen


Mr. TUNG Savio Wai-Hok


Mdm. YANG Linda Tsao

## Directors

a Master of Arts degree in economics and a PhD degree in business administration from the University of California at Berkeley in 1984 and 1987 respectively.

**Mr. TUNG Chee Chen**
*Independent Non-executive Director*

Aged 64, is an Independent Non-executive Director and a member of the Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Mr. Tung is also the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He is an Independent Non-executive Director of a number of listed companies, including Zhejiang Expressway Company Limited, PetroChina Company Limited, Wing Hang Bank Limited, U-Ming Marine Transport Corp., Sing Tao News Corporation Limited and Cathay Pacific Airways Limited. Mr. Tung was educated at the University of Liverpool, United Kingdom, where he obtained a bachelor's degree in science in 1964. He later obtained a master's degree in mechanical engineering from the Massachusetts Institute of Technology in 1966.

**Mr. TUNG Savio Wai-Hok**
*Independent Non-executive Director*

Aged 55, is an Independent Non-executive Director and a member of the Audit Committee, Risk Committee and Strategy and Budget Committee of the Company and BOCHK. Mr. Tung was one of the founding partners and is currently Managing Director at the investment firm Investcorp. He is also the Head of Technology Investment Group. Before joining Investcorp in 1984, he worked for Chase Manhattan Bank for about 11 years, holding various positions in its front, middle and back offices and served in its offices in New York, Bahrain, Abu Dhabi and London. Mr. Tung had served on the boards of many of Investcorp portfolio companies, including Club Car, Circle K, Saks Fifth Avenue, Simmons Mattresses, Star Market, Stratus Computer and Utimaco. He is currently a board member of Vaultus, Wireless Telecom Group and Dialogic. He is also a board member and treasurer of the Aaron Diamond AIDS Research Center, an affiliate of Rockefeller University and a board member of the Committee of 100. Mr. Tung holds a BSc in Chemical Engineering from Columbia University of New York. He is a trustee of Columbia University. He is also on the board of the Columbia Investment Management Company and chairs the Finance Committee of Columbia University and is a member of the Columbia University Medical Center ("Health Science") Committee.

**Mdm. YANG Linda Tsao**
*Independent Non-executive Director*

Aged 80, is an Independent Non-executive Director of the Company and BOCHK. She is also a member of the Audit Committee and Nomination and Remuneration Committee and Chairlady of Strategy and Budget Committee of the Company and BOCHK. Mdm. Yang currently chairs the Asian Corporate Governance Association (ACGA), a non-profit organisation based in Hong Kong committed to promoting sound corporate governance practices among Asian business enterprises. She also serves on various public organisations. Mdm. Yang was appointed by President Clinton as Ambassador and U.S. Executive Director to the Asian Development Bank ("ADB") from 1993 to 1999. Upon her retirement in 1999, the then U.S. Secretary of the Treasury presented her with the Distinguished Service Award of the Treasury Department for her contributions at ADB during her tenure of office. Before that, she had served in various public capacities including, California's Savings and Loan Commissioner and Vice President of the Board of Administration of the Public Employees' Retirement System of the State of California (CalPERS) and Vice Chairman of its Investment Committee. Mdm. Yang graduated from St. John's University in Shanghai and earned her Master of Philosophy degree (Economics) from Columbia University of New York.


Mr. LAM Yim Nam


Mr. LEE Raymond Wing Hung


Mr. GAO Yingxin

## Senior Management

**Mr. LAM Yim Nam**
*Deputy Chief Executive*

Aged 54, is the Deputy Chief Executive in charge of Personal Banking and Product Management, Channel Management, BOC-CC and BOC Life. He is also a Director of BOC-CC and BOC Life. Mr. Lam has over 25 years' experience in the banking industry. From 1989 to 1998, he was Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch. Mr. Lam was Deputy General Manager of BOC, Hong Kong Branch from 1998 to 1999, and Acting General Manager of the National Commercial Bank, Hong Kong Branch from 2000 to 2001. Mr. Lam graduated from the Chinese University of Hong Kong with a bachelor's degree and a master's degree in business administration.

**Mr. LEE Raymond Wing Hung**
*Chief Financial Officer*

Aged 57, is the Chief Financial Officer of the Group. Mr. Lee is a fellow of the Association of Chartered Certified Accountants and an associate of the Hong Kong Institute of Certified Public Accountants. He has over 30 years' of extensive international banking experience acquired both locally and overseas. Prior to joining the Group, Mr. Lee was a Director, Alternate Chief Executive and Managing Director of CITIC International Financial Holdings Limited from 2002 to 2003, and was a Director and Chief Executive of the Hong Kong Chinese Bank from 1999 to 2002. He was seconded by the Bank of New York in 1992 to serve as a Director and Alternate Chief Executive of Wing Hang Bank and had remained in that capacity until 1999. While serving in Wing Hang, Mr. Lee was concurrently a Senior Vice President and Managing Director of the Bank of New York, where he had served in different capacities in New York and Toronto since 1982. Prior to 1982, he had worked for Bank of America for 8 years in various positions in different Asian and North American cities.

**Mr. GAO Yingxin**
*Deputy Chief Executive*

Aged 44, is the Deputy Chief Executive in charge of Corporate Banking and Financial Institutions, Product Management, Global Markets and China Business. Before joining BOCHK, he was President and Chief Operating Officer of BOCI. Mr. Gao joined the BOC Group in 1986 where he began working on financing projects for various industries at BOC's Head Office in Beijing. In 1999, he became General Manager of Corporate Banking at BOC Head Office where he was responsible for managing and building BOC Group's customer relationships with and global financing for multinational corporations and premium domestic clients in the mainland of China. He was also in charge of BOC's major financing projects. From 1995 to 1996, he worked for the Finance Department of Northern Telecom (Nortel) Head Office in Canada. Mr. Gao graduated from the East China University of Science and Technology in Shanghai with a master's degree in engineering in 1986.


Mr. CHEUNG Alex Yau Shing


Mr. LIU Peter Yun Kwan


Mr. YEUNG Jason Chi Wai

## Senior Management

**Mr. CHEUNG Alex Yau Shing**
*Chief Risk Officer*

Aged 45, is the Chief Risk Officer of the Group. He is in charge of the Group's overall risk management function, overseeing BOCHK's Risk Management Department and Legal and Compliance Department. Mr. Cheung has more than 20 years of experience in banking and accounting. Before joining BOCHK, he had worked for Hang Seng Bank for more than 9 years, during which he had assumed various positions including Assistant General Manager and Chief Credit Officer, Head of Credit Risk Management Department and Head of Audit Department. Before joining Hang Seng Bank, he was Vice President and Audit Manager of Chase Manhattan Bank. He had also served the Hong Kong Government and KPMG as Audit Examiner and Accountant respectively. Mr. Cheung graduated from the University of Hong Kong in 1984 with a Bachelor of Social Sciences Degree in Economics and Management Studies. He is a fellow of the Chartered Association of Certified Accountants and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

**Mr. LIU Peter Yun Kwan**
*Chief Information Officer*

Aged 55, is the Chief Information Officer of the Group. Reporting to the Chief Financial Officer, he is in charge of the Group's Information Technology Department. Mr. Liu has more than 35 years of experience in IT and financial services. He was previously Sector Head – Business Consulting Services (Financial Services Sector) of IBM China/Hong Kong Limited. Mr. Liu had also acted as Regional Chief Operating Officer of UBS Warburg, Managing Director and Asia Pacific Chief Operating Officer of UBS Private Banking and Global Business Technology Officer of UBS Private Banking – Asia, USA and the UK and Vice President with Chase Manhattan Bank, N.A. Before joining UBS, he had held other senior positions in information technology, operations and business management at Citibank, Hong Kong Productivity Council and John Swire & Sons (Hong Kong) Limited respectively.

**Mr. YEUNG Jason Chi Wai**
*Company Secretary*

Aged 52, is the Company Secretary of the Company and BOCHK. He is also the Company Secretary of BOC. Mr. Yeung has over 10 years' experience practising corporate and commercial law. Prior to joining the BOC Group in 2001, Mr. Yeung was General Counsel and director of China Everbright Limited and a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong. Mr. Yeung is a member of the Juries Sub-committee of the Hong Kong Law Reform Commission. Mr. Yeung was educated at the University of Hong Kong where he obtained a bachelor's degree in social sciences. Mr. Yeung later graduated from The College of Law, United Kingdom and further obtained a bachelor's degree in law from the University of Western Ontario, Canada and a master's degree in business administration from the Richard Ivey School of Business of the University of Western Ontario, Canada.

The Directors are pleased to present their report together with the audited consolidated financial statements of the Company and its subsidiaries for the year ended 31 December 2006.

## Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance for the year by business segments is set out in Note 51 to the financial statements.

## Results and Appropriations

The results of the Group for the year are set out in the consolidated income statement on page 87.

The Board has recommended a final dividend of HK$0.447 per share, amounting to approximately HK$4,726 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Wednesday, 23 May 2007. If approved, the final dividend will be paid on Wednesday, 30 May 2007 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 22 May 2007. Together with the interim dividend of HK$0.401 per share declared in August 2006, the total dividend payout for 2006 would be HK$0.848 per share.

## Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Thursday, 17 May 2007 to Tuesday, 22 May 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, 16 May 2007. Shares of the Company will be traded ex-dividend as from Tuesday, 15 May 2007.

## Reserves

Details of movements in the reserves of the Group are set out in the consolidated statement of changes in equity on pages 90 to 91.

## Donations

Charitable and other donations made by the Group during the year amounted to approximately HK$6 million.

## Properties, Plant and Equipment

Details of movements in properties, plant and equipment of the Group are set out in Note 35 to the financial statements.

## Share Capital

Details of the share capital of the Company are set out in Note 44 to the financial statements.

As at the latest practicable date prior to the issue of this Annual Report and based on publicly available information, the public float of the Company was approximately 34%. The Directors consider that there is sufficient public float in the shares of the Company.

## Distributable Reserves

Distributable reserves of the Company as at 31 December 2006, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$5,965 million.

## Five-year Financial Summary

A summary of the results, assets and liabilities of the Group for the last five years is set out on page 3.

## Directors

The present Directors of the Company are set out on page 47. The biographical details of the Directors and senior management are set out on pages 50 to 55 of this Annual Report. The term of office for each Non-executive Director is approximately three years.

Mr. Koh Beng Seng was appointed as an Independent Non-executive Director of the Company on 23 March 2006 and was elected by shareholders at the annual general meeting of the Company held on 26 May 2006. Mr. Anthony Neoh has resigned as the Senior Adviser to the Board of Directors of the Company with effect from 1 January 2006.

In accordance with Article 98 of the Company's Articles of Association, at each annual general meeting, one-third of the Directors or the nearest number to but not less than one-third of the Directors shall retire from office by rotation and be eligible for re-election. Accordingly, Mr. Sun Changji, Mr. Hua Qingshan, Mr. Zhou Zaiqun, Mr. Tung Chee Chen and Mdm. Yang Linda Tsao will retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Each of the retiring Independent Non-executive Directors, namely, Mr. Tung Chee Chen and Mdm. Yang Linda Tsao, has given an annual confirmation of his/her independence to the Company. Based on such confirmation and the information available to the Board, and by reference to the "Policy on Independence of Directors" previously adopted by the Board which sets out more stringent independence criteria than those contained in the Listing Rules, the Board considers that Mr. Tung and Mdm. Yang are independent. Further, in view of their extensive knowledge and experience, the Board believes that their re-election is in the best interests of the Company and the shareholders as a whole.

## Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

## Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## Directors' Interests in Competing Business

Messrs. Xiao Gang, Hua Qingshan and Li Zaohang are directors of BOC. Mr. Zhou Zaiqun and Mdm. Zhang Yanling are members of the senior management of BOC.

BOC is a joint stock limited liability commercial bank in the Mainland of China providing a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the Directors believe that the Group's interests are adequately protected by good corporate governance practices and the involvement of the Independent Non-executive Directors.

Further, the Board's mandate also expressly provides that unless permissible under applicable laws or regulations, if a substantial shareholder or a Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by Independent Non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

## Directors' Rights to Acquire Shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 31 December 2006 are set out below:

| | | | | Number of share options | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Date of grant | Exercise price (HK$) | Exercisable period | Granted on 5 July 2002 | Balances as at 1 January 2006 | Exercised during the year | Surrendered during the year | Lapsed during the year | Balances as at 31 December 2006 |
| SUN Changji | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,590,600 | 1,590,600 | – | – | – | 1,590,600 |
| HE Guangbei | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,084,500 | – | – | – | 1,084,500 |
| HUA Qingshan | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | – | – | – | 1,446,000 |
| LI Zaohang | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | – | – | – | 1,446,000 |
| ZHOU Zaiqun | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | – | – | – | 1,446,000 |
| ZHANG Yanling | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | – | – | – | 1,446,000 |
| Total | | | | 8,820,600 | 8,459,100 | – | – | – | 8,459,100 |

Save as disclosed above, at no time during the year was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

## Directors' and Chief Executive's Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 31 December 2006, none of the Directors or Chief Executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

## Substantial Interests in Share Capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 31 December 2006, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

| Name of Corporation | No. of shares of HK$5 each in the Company (% of total issued shares) | |
|---|---|---|
| Central SAFE | 6,964,141,034 | (65.87%) |
| BOC | 6,964,141,034 | (65.87%) |
| BOCHKG | 6,953,838,825 | (65.77%) |
| BOC (BVI) | 6,953,838,825 | (65.77%) |

Notes:

1. Following the reorganisation of BOC in August 2004, Central SAFE holds the controlling equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.
2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.
3. BOC (BVI) beneficially held 6,953,271,456 shares of the Company. BOC (BVI) also holds 93.64% of the issued share capital of Hua Chiao which is in members' voluntary winding-up. Accordingly, for the purpose of the SFO, BOC (BVI) is deemed to have the same interests in the Company as Hua Chiao which had an interest in 567,369 shares of the Company as recorded in the register maintained by the Company under section 336 of the SFO.
4. BOC holds the entire issued share capital of BOC Insurance. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance which had an interest in 5,700,000 shares of the Company.
5. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Asia Limited and BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Asia Limited and BOCI Financial Products Limited for the purpose of the SFO. BOCI Asia Limited had an interest in 4,351,500 shares of the Company and an interest in 250,000 shares held under physically settled equity derivatives while BOCI Financial Products Limited had an interest in 709 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 31 December 2006, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

## Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

## Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan. No options have been granted by the Company pursuant to the Share Option Scheme or the Sharesave Plan during the year.

The following is a summary of the Share Option Scheme and the Sharesave Plan disclosed in accordance with the Listing Rules:

| | Share Option Scheme | Sharesave Plan |
|---|---|---|
| Purpose | To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the Company's shareholders with those of the participants. | To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders. |
| Participants | Subject to compliance with applicable laws, any full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group. | Any employee, executive, officer or director of the Group, having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the Share Option Scheme. |
| Total number of shares available for issue and percentage of issued share capital as at 31 December 2006 | The maximum number of shares in respect of which options may be granted under the Share Option Scheme, the Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed 10% of the shares in issue on 10 July 2002, that is, 1,057,278,026 shares. | Same as Share Option Scheme. |

| | Share Option Scheme | Sharesave Plan |
|---|---|---|
| Maximum entitlement of each participant | The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. | The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary or such other maximum or minimum amounts as permitted by the Board. |
| Period within which the shares must be taken up under an option | Such period as shall be prescribed by the directors and specified in the letter of offer. | The thirty-day period (excluding the anniversary days) immediately after the first and second anniversary days from the date of grant or such other date as determined by the Board, or the thirty-day period immediately after the third anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board. |
| Minimum period for which an option must be held before it can be exercised | Such minimum period as shall be prescribed by the directors and specified in the letter of offer. | One year. |
| (a) Amount payable on acceptance of the option | (a) HK$1.00 | (a) HK$1.00 |
| (b) Period within which payments or calls must or may be made | (b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date. | (b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine. |
| (c) The period within which loans for such purposes must be repaid | (c) Not applicable. | (c) Not applicable. |
| Basis of determining the exercise price | The exercise price is determined on the date of grant by the directors and shall not be less than the highest of:<br>(a) the nominal value of the Company's shares;<br>(b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and<br>(c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant. | Same as Share Option Scheme. |
| Remaining life | The Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002. | The Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the Sharesave Plan by the Company's shareholders which was 10 July 2002. |

Please refer to the section "Directors' Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

## Purchase, Sale or Redemption of the Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

## Compliance with "Code on Corporate Governance Practices"

The Company is in full compliance with all the code provisions set out in the "Code on Corporate Governance Practices" contained in Appendix 14 of the Listing Rules and also complies with nearly all the recommended best practices set out in the said Code. For further details, please refer to the "Corporate Governance Report" contained in this Annual Report.

## Major Customers

During the year, the five largest customers of the group accounted for less than 30% of the total of interest income and other operating income of the Group.

## Connected Transactions

The Independent Non-executive Directors have reviewed the transactions which the Company disclosed in a public announcement on 4 January 2005 and 11 April 2006 and confirmed that these transactions were:

(i) entered into in the ordinary and usual course of business of the Group;

(ii) conducted either on normal commercial terms or, if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, were on terms that were fair and reasonable so far as the Company's shareholders are concerned;

(iii) entered into either in accordance with the terms of the agreements governing such transactions or (where there were no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable; and

(iv) in each case where an annual cap had been set, that such cap was not exceeded.

## Budgetary Discipline and Reporting

The annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. Financial and business targets are allocated to departments and subsidiaries. There are defined procedures for the appraisal, review and approval of major capital and recurring expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Financial performance against targets is reported to the Board regularly. Should significant changes arise in relation to the operations, a revised financial forecast will be submitted to the Board for review and approval in a timely manner.

## Compliance with the Guideline on "Financial Disclosure by Locally incorporated Authorized Institutions"

The financial statements for the year ended 31 December 2006 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

## Auditors

The financial statements have been audited by PricewaterhouseCoopers. A resolution for their re-appointment as auditors for the ensuing year will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

**XIAO Gang**
*Chairman*

Hong Kong, 22 March 2007

The Company is **committed to maintaining and upholding good corporate governance** in order to protect the interests of shareholders, customers and staff. The Company abides strictly by the laws and regulations of the jurisdiction where it operates, and observes the guidelines and rules issued by regulatory authorities such as the Hong Kong Monetary Authority, the Hong Kong Securities and Futures Commission and the Stock Exchange of Hong Kong. It also keeps its corporate governance system under constant review to ensure that it is in line with international and local best practices.

The Company is **in full compliance with all the provisions of the Code on Corporate Governance Practices** (the Code) as appended to the Listing Rules of Hong Kong. It also **complies with nearly all the recommended best practices** set out in the Code. A more recent development is that starting from the third quarter of 2006, the Company **publishes quarterly financial and business reviews** so that shareholders can be better updated of the performance, financial position and prospects of the Company.

The **high standards of the Company's corporate governance practices are reflected in the public recognition it has won through the years**. In 2006, the Company was named one of the top ten companies for corporate governance among the 174 locally listed companies surveyed in the Corporate Governance Scorecard Project jointly sponsored by the City University of Hong Kong and the Hong Kong Institute of Directors. The Company also received a Special Mention in the Hang Seng Index Category of the Best Corporate Governance Disclosure Awards 2006 from the Hong Kong Institute of Certified Public Accountants.

## Corporate Governance Framework

The **Board is at the core of the Company's corporate governance framework**, and there is **clear division of responsibilities between the Board and the Management**. The Board is responsible for providing high-level guidance and effective oversight of the Management. Generally, the Board is responsible for:

- formulating the Group's long-term strategy and monitoring the implementation thereof;
- reviewing and approving the annual business plan and financial budget;
- approving the annual, interim and quarterly reports;
- reviewing and monitoring risk management and internal control;
- ensuring good corporate governance and effective compliance; and
- monitoring the performance of the Management.

The Board authorises the Management to execute strategies that have been approved. The Management reports to the Board and is responsible for the day-to-day operation of the Group. **The Board has formulated clear written guidelines, which stipulate the circumstances under which the Management should report to and obtain prior approval from the Board** before making decisions or entering into any commitments on behalf of the Group. The Board will regularly review these guidelines.

To avoid the concentration of power in any single individual, the **positions of the Chairman and the Chief Executive are held by two different individuals. Their roles are distinct and are clearly established and stipulated in the Board's Mandate**. In short, the Chairman is responsible for ensuring that the Board properly discharges its responsibilities and conforms to good corporate governance practices and procedures. As the Chairman of the Board, he is also responsible for making sure that all Directors are properly briefed on issues arising at the board meetings, and that all Directors receive accurate, timely and clear information. The Chief Executive is responsible for providing leadership for the whole Management and implementing the important policies and development strategies approved by the Board.

Taking into consideration market practices and international best practices in corporate governance, **the Board has established four standing Board Committees** to assist it in carrying out its responsibilities. They are the Audit Committee, Nomination and Remuneration Committee, Risk Committee, and Strategy and Budget Committee. Should the need arise, the Board will authorise an independent board committee comprising all the independent non-executive Directors to review, approve and monitor connected transactions (including the continuing connected transactions) that should be approved by the Board.

**Each of the Board Committees has a well-defined mandate**. They make recommendations to the Board on relevant matters within their terms of reference, or make decisions under appropriate circumstances in accordance with the power delegated by the Board. **A secretarial department is assigned to provide support services to each Board Committee so that it can discharge its responsibilities properly and effectively**. The Board and Board Committees will participate in the annual performance appraisal of the secretarial departments to ensure the support services provided by these departments are adequate and of good quality. According to their mandates, **the Board and the Board Committees will review and evaluate their respective work process and effectiveness annually, with a view to identifying areas for improvement**.

The following chart sets out the Company's corporate governance framework.


Risk Committee
The Board of Directors
Strategy & Budget Committee
Nomination & Remuneration Committee
Audit Committee
Management

The Company's corporate website (www.bochk.com) contains detailed information on the Company's corporate governance principles and framework, the compositions of the Board and Board Committees and a summary of their respective terms of reference, shareholders' rights and the Company's Fair Disclosure Policy.

## Board of Directors

**Non-executive Directors and independent non-executive Directors form the majority of the Board.** This structure ensures the independence and objectivity of the Board's decision-making process as well as the thoroughness and impartiality of the Board's oversight of the Management. The Board acts honestly and in good faith in order to maximise long-term shareholder value and fulfill its corporate responsibility to other stakeholders of the Group. Its decisions are made objectively and in the best interests of the Group.

The Board currently has 13 members, comprising six independent non-executive Directors, six non-executive Directors and one executive Director. Mr. Koh Beng Seng was appointed independent non-executive Director with effect from 23 March 2006 and was duly elected by the shareholders at the annual general meeting held on 26 May 2006 in accordance with the requirement of the Company's Articles of Association. Save as disclosed above, there were no other changes to the composition of the Board in 2006 and up to the date of this report.

**All Directors possess extensive experience in banking and management, and nearly half of them are independent non-executive Directors, of whom several are experts in financial management.** The Board has adopted the "Policy on Independence of Directors", some provisions of which are even more stringent than Rule 3.13 of the Listing Rules. The Company has received from each of the independent non-executive Directors an annual confirmation of his/her independence by reference to the Policy. On the basis of these confirmations and information available to it, the Company considers all of them to be independent.

Biographical details of the Directors are set out in the "Board of Directors and Senior Management" section of this Annual Report and the Company's website at www.bochk.com.

All the existing **non-executive Directors and independent non-executive Directors** of the Company have been **appointed for a fixed term, with formal letters of appointment** setting out the key terms and conditions of their appointment. Pursuant to the Articles of Association, all Directors, including the Chairman, Vice Chairmen and Chief Executive, shall retire by rotation at least once every three years at annual general meetings and be eligible for re-election. All Directors appointed by the Board are subject to election by shareholders at the first general meeting following their appointment. The Nomination and Remuneration Committee has established a **written and formal process for the appointment of independent non-executive Directors to ensure that the appointment procedures are standardised, thorough and transparent**.

There is **no relationship (including financial, business, family or other material/relevant relationship(s)) among the Board members**. Messrs. Xiao Gang, Hua Qingshan and Li Zaohang are directors of BOC. Mr. Zhou Zaiqun and Mdm. Zhang Yanling are members of the senior management of BOC. It is expressly provided in the Board's Mandate that, unless permissible under applicable laws or regulations, if a substantial shareholder or Director has a conflict of interest in the matter to be considered by the Board, a Board meeting attended by independent non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

The Company has arranged for **appropriate Directors' Liability Insurance Policy to indemnify the Directors for liabilities arising out of corporate activities**. The coverage and the sum insured under the policy are reviewed annually.

To ensure that newly appointed Directors have adequate understanding of the Company's business and operation, and to enable current Directors to constantly update their skills and knowledge so that they can continue to offer informed advice and contribute to the Board, the Board enforces a **formal system for the initial induction and ongoing professional development of the Directors**. In 2006, the Board invited a distinguished speaker with extensive experience in capital management to share with the Board members the latest development in capital management for banks under Basel II.

| Director | Number of Board meetings attended | Attendance rate |
|---|---|---|
| *Non-executive Directors* | | |
| Mr. XIAO Gang *(Chairman)* | 7 out of 7 | 100% |
| Mr. SUN Changji *(Vice Chairman)* | 7 out of 7 | 100% |
| Mr. HUA Qingshan | 7 out of 7 | 100% |
| Mr. LI Zaohang | 7 out of 7 | 100% |
| Mr. ZHOU Zaiqun | 7 out of 7 | 100% |
| Mdm. ZHANG Yanling | 7 out of 7 | 100% |
| *Independent Non-executive Directors* | | |
| Dr. FUNG Victor Kwok King | 7 out of 7 | 100% |
| Mr. KOH Beng Seng (Note) | 6 out of 6 | 100% |
| Mr. SHAN Weijian | 6 out of 7 | 86% |
| Mr. TUNG Chee Chen | 7 out of 7 | 100% |
| Mr. TUNG Savio Wai-Hok | 7 out of 7 | 100% |
| Mdm. YANG Linda Tsao | 7 out of 7 | 100% |
| *Executive Director* | | |
| Mr. HE Guangbei *(Vice Chairman and Chief Executive)* | 7 out of 7 | 100% |

Note: Mr. Koh Beng Seng was appointed independent non-executive Director on 23 March 2006.

**Seven Board meetings were held during the year with an average attendance rate of 99%.** The meeting schedule had been prepared and approved by the Board in the preceding year. In general, Board agenda and meeting materials are despatched to all Board members for review at least seven days before the meetings. Board agenda is approved by the Chairman following consultation with other Board members and the Management. As a general practice, the Chairman will meet all non-executive Directors (including independent non-executive Directors) in the absence of executive Directors and the Management at least once in a year. This practice has been incorporated in the Working Rules of the Board. Individual attendance records of the Directors in 2006 are set out as follows:

Apart from formal Board meetings and general meetings, there will also be opportunities for the Board and the Management to interact and communicate on relatively less formal occasions. For example, **each year a Board member will be invited to give a talk to the Company's middle to senior management**. In 2006, Mr. Shan Weijian, Chairman of the Audit Committee and an experienced investment banker, was invited to share with the Company's executives his knowledge and insights on mergers and acquisitions in the banking industry.

**An off-site event will be held annually to enhance communication among Board members, and between the Board and the Management.** In 2006, the Board went on a trip to Pingyao in Shanxi, the birthplace of China's banking industry. (Note: In the 19th Century, Pingyao was a prominent financial centre of China, tantamount to Asia's Wall Street. The founding and success of Pingyao's money exchange shops was based on effective management and corporate governance which closely resembled certain international best practices nowadays. Most strikingly, ownership was separated from management while internal control was emphasised and a performance-based incentive scheme was practised.)

## Audit Committee

The Audit Committee currently has seven members comprising one non-executive Director and all the six independent non-executive Directors. Independent non-executive Directors make up 86% of the Committee members. The Committee is chaired by Mr. Shan Weijian, an independent non-executive Director.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- integrity of financial statements and financial reporting process;
- internal control systems;
- effectiveness of internal audit function and performance appraisal of the Head of Internal Audit;
- appointment of external auditors and assessment of their qualifications, independence and performance and, with authorisation of the Board, determination of their remuneration;
- periodic review and annual audit of the Company's and the Group's financial statements, and financial and business review;
- compliance with applicable accounting standards as well as legal and regulatory requirements on financial disclosures; and
- corporate governance framework of the Group and implementation thereof.

The work performed by the Audit Committee in 2006 included the review and, where applicable, approval of:

- the Company's Directors' Report and financial statements for the year ended 31 December 2005 and the annual results announcement that were recommended to the Board for approval;
- the Company's interim financial statements for the six months ended 30 June 2006 and the interim results announcement that were recommended to the Board for approval;
- the Company's announcement on quarterly financial and business review for the period ended 30 September 2006 that was recommended to the Board for approval;
- the audit report and report on internal control recommendations submitted by the external auditors, and the on-site examination report issued by regulators;
- the re-appointment of external auditors, the audit fees payable to external auditors for the annual audit, interim review and other non-audit services;
- the Group's internal audit plan for 2006 and key areas identified;
- the deployment of human resources and pay level of the Internal Audit, and the Department's budget for 2006; and
- the 2006 key performance indicators for and 2005 performance appraisal of the Head of Internal Audit.

The "**Policy on Staff Reporting of Irregularities**" adopted by the Board in 2005 has **proved to be effective**. Last year, reports on a number of cases were received and handled satisfactorily through the channels and procedures set out in the said Policy.

Pursuant to paragraph C.2 of the Code, the Audit Committee conducted an annual review of the effectiveness of the internal control systems of the Group in 2006. This review covered all material controls, including financial, operational and compliance controls as well as risk management. Upon completion of the review, the **Audit Committee considered that the key areas of the Group's internal control systems had been reasonably implemented** to prevent material misstatement or loss, safeguard the Group's assets, maintain appropriate accounting records, ensure compliance with applicable laws and regulations, and fulfill the requirements of the Code regarding internal control systems in general. For detailed information on this topic, please refer to the "Internal Control" section below.

In addition, in accordance with international best practices, the Audit Committee **engaged an independent third party to conduct a quality assurance review on the Group's internal audit function** during the year. The review found that many **practices adopted by the Internal Audit Department were in line with the industry**. It also came up with some recommendations for further improvement. The Audit Committee agreed to those recommendations and the Internal Audit Department was tasked to implement necessary measures in that regard to further enhance the effectiveness of the Group's internal audit function.

**Six Audit Committee meetings were held during the year with an average attendance rate of 95%.** Individual attendance records of the relevant Directors are set out as follows:

| Director | Number of Committee meetings attended | Attendance rate |
|---|---|---|
| Mr. SHAN Weijian *(Chairman)* | 6 out of 6 | 100% |
| Mr. ZHOU Zaiqun | 6 out of 6 | 100% |
| Dr. FUNG Victor Kwok King | 5 out of 6 | 83% |
| Mr. KOH Beng Seng (Note) | 4 out of 4 | 100% |
| Mr. TUNG Chee Chen | 5 out of 6 | 83% |
| Mr. TUNG Savio Wai-Hok | 6 out of 6 | 100% |
| Mdm. YANG Linda Tsao | 6 out of 6 | 100% |

Note: Mr. Koh Beng Seng was appointed a member of the Audit Committee on 23 March 2006.

## Nomination and Remuneration Committee

The Nomination and Remuneration Committee currently has six members comprising two non-executive Directors and four independent non-executive Directors. The independent non-executive Directors represent two-thirds of the Committee members. The Committee is chaired by Mr. Sun Changji, Vice-chairman of the Board.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- overall human resources and remuneration strategies of the Group;
- selection and nomination of Directors, Board Committee members and certain senior executives as designated by the Board from time to time;
- structure, size and composition (including skills, experience and knowledge) of Directors and Board Committee members;
- remuneration of Directors, Board Committee members and senior management; and
- effectiveness of the Board and Board Committees.

The work performed by the Committee in 2006 included the review and, where applicable, approval of:

- performance appraisal of the executive Director and designated senior executives for year 2005;
- proposal on staff bonus for year 2005 and salary adjustment for year 2006 for the Group, including the designated senior executives;
- key performance indicators of the Group and the designated senior executives for year 2006;
- medium-term human resources strategies of the Group and the action plan for implementing these strategies;
- important human resources policies such as the "Succession Policy for the Senior Positions of BOCHK", the "Performance Evaluation Method for the Executives Directly Supervised by the Board", "Staff Code of Conduct", the "Reform of Compensation Structure" and so on;
- reports on self-evaluation of the Board and Board Committees, which were organised and analysed by the Committee. The Committee also made recommendations to the Board regarding the results of the self-evaluation, with a view to further enhancing the role and effectiveness of the Board and Board Committees; and
- matters relating to the appointment of independent non-executive Directors to the boards of certain major subsidiaries of the Group.

Pursuant to the **"Policy on Directors' Remuneration"** adopted by the Company in 2005, in recommending the remuneration of Directors, the Committee makes reference to companies of comparable business type or scale, and the nature and quantity of work at both Board and Board Committee levels (including frequency of meetings and nature of agenda items) in order to compensate Directors reasonably for their time and efforts spent. The Committee will regularly review, deliberate and recommend the remuneration of Directors to the Board. Following the review by the Board, the proposed remuneration will be put to shareholders for final approval at general meetings. **No individual Director is allowed to participate in the procedures for deciding his/her individual remuneration package**. Information relating to the remuneration of each Director for 2006 is set out in Note 22 of the 2006 Annual Report. The present scale of Director's fees, including additional fees for membership of Board Committees, is given below:

| | |
|---|---|
| Board of Directors: | |
| All Directors | HK$200,000 p.a. |
| | |
| Board Committees: | |
| Chairman | HK$100,000 p.a. |
| Other Committee members | HK$50,000 p.a. |

The **Nomination and Remuneration Committee** also has the delegated responsibility to **determine the specific remuneration packages of the executive Director and designated senior executives**, including share options, benefits in kind, pension rights, etc. Currently the principal components of the Company's remuneration packages for the executive Director and designated senior executives include basic salary, discretionary bonus and other benefits in kind. A significant portion of the executive Director's or designated senior executives' discretionary bonus is based on the Group's and the individual's performance during the year. The Committee reviews and recommends to the Board the annual performance targets for the executive Director and designated senior executives by reference to the corporate goals and objectives approved by the Board from time to time. The Committee also reviews the performance of the executive Director and designated senior executives against the targets set on an ongoing basis, and reviews and approves their specific performance-based remuneration.

Based on the "Procedures for the Nomination and Appointment of Independent Non-executive Directors of the Company" adopted by the Committee in 2005, the Committee reviewed and approved the "**Procedures for the Nomination and Appointment of Independent Non-executive Directors for major subsidiaries in the Group**", thus further formalising the procedures for the nomination and appointment of independent non-executive directors of the major subsidiaries and enhancing the transparency of the same. Pursuant to such procedures, appropriate candidates were identified and appointed as independent non-executive directors to the boards of Nanyang and Chiyu respectively in 2006.

**Five Nomination and Remuneration Committee meetings were held during the year with an average attendance rate of 93%**. Individual attendance records of the relevant Directors are set out as follows:

| Director | Number of Committee meetings attended | Attendance rate |
|---|---|---|
| Mr. SUN Changji *(Chairman)* | 5 out of 5 | 100% |
| Mr. LI Zaohang | 5 out of 5 | 100% |
| Dr. FUNG Victor Kwok King | 3 out of 5 | 60% |
| Mr. SHAN Weijian | 5 out of 5 | 100% |
| Mr. TUNG Chee Chen | 5 out of 5 | 100% |
| Mdm. YANG Linda Tsao | 5 out of 5 | 100% |

## Risk Committee

The Risk Committee currently has four members, of whom two are non-executive Directors and two are independent non-executive Directors. To be in line with the best corporate governance practices, in March 2006, the Board appointed Mr. Koh Beng Seng, the then newly appointed independent non-executive Director, as the Chairman of the Risk Committee.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- formulation of the risk appetite and risk management strategy of the Group, and determination of the Group's risk profile;
- identification, assessment and management of material risks faced by the various business units of the Group;
- review and assessment of the adequacy and effectiveness of the Group's risk management process, system and internal control;
- review and monitoring of the Group's compliance with the risk management policies, process, system and internal control, including the Group's compliance with requirements of prudence and laws and regulations in business development;
- review and approval of high-level risk-related policies of the Group; and
- review of significant or high risk exposures and transactions.

The work performed by the Committee in 2006 included the following:

- review of risk management limits;
- review of Risk Management Policy Statement, and a range of risk management policies covering credit risk, market risk, operational risk and stress testing;
- review and recommendation to the Board of the proposed approach to calculate minimum capital charge for credit and operational risks under Basel II, and the approval of the policies relating thereto;
- recommendations to the Board for further enhancing the Group's risk management framework and structure;
- review of significant or high risk exposures and transactions; and
- review of periodic risk management reports.

**Six Risk Committee meetings were held during the year with an average attendance rate of 90%.** Individual attendance records of the relevant Directors are set out as follows:

| Director | Number of Committee meetings attended | Attendance rate |
|---|---|---|
| Mr. XIAO Gang *(former Chairman)* (Note) | 2 out of 2 | 100% |
| Mr. KOH Beng Seng *(Chairman)* (Note) | 4 out of 4 | 100% |
| Mr. HUA Qingshan | 4 out of 6 | 67% |
| Mdm. ZHANG Yanling | 5 out of 6 | 83% |
| Mr. TUNG Savio Wai-Hok | 6 out of 6 | 100% |

Note: Mr. Koh Beng Seng was appointed as the Chairman of the Risk Committee in the place of Mr. Xiao Gang with effect from 23 March 2006.

## Strategy and Budget Committee

The Strategy and Budget Committee currently comprises five members, of whom two are non-executive Directors, two are independent non-executive Directors, and one is the Chief Executive and executive Director. The Committee is chaired by Mdm. Yang Linda Tsao, an independent non-executive Director.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- review and monitoring of the Group's long term strategy;
- review of the process for formulating the Group's long term strategy to ensure that it is sufficiently robust to take into account the appropriate range of alternatives;
- monitoring of the implementation of the Group's long term strategy through agreed metrics and offering of strategic guidance to the Management;
- making of recommendations to the Board on the major investments, capital expenditure and strategic commitments of the Group and monitoring of the implementation of the same; and
- review and monitoring of the Group's regular/periodic (including annual) business plan and financial budget.

During the year, the Strategy and Budget Committee guided and monitored the Management's implementation of the Group's 2006-2011 Strategic Plan as approved by the Board in 2005. The Committee also played a prominent role in driving the formulation of the Group's key business strategies, including those for the development of China business, SME business, wealth management business, global market business and treasury business. The Committee monitored the implementation of the Group's budget and business plan for 2006. In planning for 2007, the Committee reviewed and endorsed the Group's 2007 financial budget and business plan, and recommended the same to the Board for approval.

**Five Strategy and Budget Committee meetings were held during the year with an average attendance rate of 92%.** Individual attendance records of the relevant Directors are set out as follows:

| Director | Number of Committee meetings attended | Attendance rate |
|---|---|---|
| Mdm. YANG Linda Tsao *(Chairlady)* | 5 out of 5 | 100% |
| Mr. HE Guangbei | 5 out of 5 | 100% |
| Mr. HUA Qingshan | 4 out of 5 | 80% |
| Mr. ZHOU Zaiqun | 4 out of 5 | 80% |
| Mr. TUNG Savio Wai-Hok | 5 out of 5 | 100% |

## Ad Hoc Committee

The Board established an ad hoc Independent Board Committee and an ad hoc IT Committee during the year.

The Independent Board Committee was established to advise the independent shareholders in relation to the acquisition of a 51% equity interest in BOC Life from BOC Insurance and the proposed revised caps and new annual cap for certain continuing connected transactions. The Independent Board Committee was comprised of Mr. Tung Chee Chen (Chairman), Dr. Fung Victor Kwok King, Mr. Shan Weijian, Mr. Tung Savio Wai-Hok and Mdm. Yang Linda Tsao, all being independent non-executive Directors. Based on the advice of NM Rothschild & Sons (Hong Kong) Limited, independent financial advisors to the Committee, the Independent Board Committee considered the terms of the relevant transactions to be fair, reasonable and in the interests of the Company and the shareholders as a whole, and therefore recommended the independent shareholders to vote in favour of the relevant transactions at the extraordinary general meeting on 26 May 2006. The Chairman of the Independent Board Committee and representatives of the independent financial advisors were present at that meeting to respond to questions and comments raised by shareholders. The resolutions proposed at the meeting were duly passed by the independent shareholders by way of poll voting. The acquisition of 51% equity interest in BOC Life was completed in June 2006.

The IT Committee was established to conduct a high level review of specified aspects of the Group's IT strategies to ensure that the Group's business and the implementation of its business strategy is/will be supported by appropriate IT. The Committee is chaired by Mr. Tung Chee Chen and members of the Committee comprise of Mr. Li Zaohang, Mr. Koh Beng Seng and Mr. Tung Savio Wai-Hok. A reputable international consultant has been engaged to assist the Committee in its review. The Committee expects to conclude its review and submit a final report to the Board in the first half of 2007.

## Directors' Securities Transactions

The Company has adopted the "Code for Securities Transactions by Directors" to govern securities transactions by Directors. The terms of the said Code are more stringent than the mandatory standards set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" contained in Appendix 10 of the Listing Rules. Further, following the listing of the Company's parent company, Bank of China Limited, in June 2006, the Code has been revised so that the requirements set out therein apply equally to the Director's dealings in the securities of BOC. In this connection, the Company had made specific enquiry of all Directors, who confirmed that they had complied with the standards set out in both the Company's Code and the said Model Code throughout year 2006.

## External Auditors

Pursuant to the "Policy on External Auditors" approved by the Board in 2005, the **Audit Committee** reviewed and monitored and **was satisfied with the independence and objectivity of PricewaterhouseCoopers**, the Group's external auditors, **and the effectiveness of their audit procedures**, based on the principles and standards set out in the policy that were in line with international best practices. Upon the recommendation of the Audit

Committee, the Board will propose that PricewaterhouseCoopers be re-appointed as auditors of the Group at the Company's 2007 annual general meeting. Subject to authorisation by the shareholders, the Board will authorise the Audit Committee to determine the remuneration of PricewaterhouseCoopers.

For 2006, the fee charged by PricewaterhouseCoopers was HK$37 million, of which HK$29 million was for audit services and HK$8 million related to other services. For 2005, the fee charged by PricewaterhouseCoopers was HK$35 million, of which HK$27 million was for audit services and HK$8 million related to other services.

The Audit Committee was satisfied that the non-audit services did not affect the independence of PricewaterhouseCoopers. The non-audit service fees paid to PricewaterhouseCoopers in 2006 comprised mainly the tax-related services fee of HK$2.4 million and the due diligence fee of HK$4.9 million.

## Internal Control

The Board has the responsibility to ensure that the Group maintains sound and effective internal controls to safeguard the Group's assets.

The internal control system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss; to manage rather than completely eliminate the risk of system failure; and to assist in the achievement of the Group's objectives. In addition to safeguarding the Group's assets, it also ensures the maintenance of proper accounting records and compliance with relevant laws and regulations.

Starting from 2005, the Group conducts an annual review of the effectiveness of its internal control systems covering all material controls, including financial, operational and compliance controls as well as risk management. The review is conducted by making reference to the guidelines and definitions given by the regulatory and professional bodies for the purpose of assessing five different internal control elements, namely, the control environment, risk assessment, control activities, information and communication, and monitoring. The assessment covers all the major internal controls and measures, including financial, operational and compliance controls as well as risk management functions. The annual review is coordinated by the Group's Internal Audit, which, after the Management and various business departments have performed their self-assessment, will carry out an independent examination and other post-assessment work on the review process and results. The results of the 2006 review have been reported to the Audit Committee and the Board.

**The Audit Committee and the Board considered that the key areas of the Group's internal control systems were reasonably implemented** to prevent material misstatement or loss, safeguard the Group's assets, maintain appropriate accounting records, ensure compliance with applicable laws and regulations, as well as fulfill the requirements of the Code regarding internal control systems in general.

The key procedures that the Group has essentially established and implemented to provide internal controls are summarised as follows:

- With a management that functions under a rational organisational structure and whose authority and responsibility are clearly delineated, the Group has formulated policies and procedures to ensure reasonable checks and balances for all the operating units, reasonable safeguard for the Group's assets, the implementation of internal controls and adherence to relevant laws and regulations and risk management in its operations.

- The Management draws up and continuously monitors the implementation of the Group's strategies, business plans and financial budgets. The accounting and management systems that are in place provide the basis for evaluating financial and operational performance.

- The Group has various risk management and human resources policies. There are specific units and personnel that are responsible for identifying, assessing and managing all the major risks. These include reputation, strategic, legal, compliance, credit, market, operational, liquidity and interest rate risks. (The Group's risk management governance structure is given on page 41 to 46 in this Annual Report.)

- The Group has established an information technology governance structure that produces a range of reports on information systems and management, including information on the monitoring of various business units, financial information and operating performance. Such information facilitates the Management, business units and the regulatory bodies in assessing and monitoring the Group's operation and performance. Proper communication channels and reporting mechanisms are in place at various business units and levels to facilitate exchange of information.

- Pursuant to a risk-based approach and in accordance with the internal audit plan approved by the Audit Committee, the Group's Internal Audit conducts independent reviews on such aspects as financial activities, various business units, various kinds of risks, operations and activities. Audit reports are submitted directly to the Audit Committee. Internal Audit will closely follow up on the items that require attention and put forward recommendations for improvement.

- The Audit Committee reviews the reports submitted by external auditors to the Group's Management in connection with the annual audit as well as the recommendations made by regulatory bodies on internal control. Internal Audit will follow up on the same to ensure timely implementation of the recommendations, and will also periodically report the status of the implementation to the Management and the Audit Committee.

## Communication with Shareholders and Shareholders' Rights

**The Board attaches a high degree of importance to continuous communication with shareholders,** especially direct dialogue with them at the Company's annual general meetings. Shareholders are therefore encouraged to actively participate at such meetings.

The Chairmen of the Board and all Board Committees, and representatives of PricewaterhouseCoopers were present at the Company's 2006 annual general meeting held on 26 May 2006 at the Hong Kong Convention and Exhibition Centre to respond to questions and comments raised by shareholders. Resolutions passed at the Company's 2006 annual general meeting included: adoption of the Company's and the Group's 2005 financial statements, declaration of 2005 final dividend, re-election of Directors, re-appointment of auditors and grant of a general mandate to the Board to issue and repurchase shares of the Company.

The Board is aware of investors' concern regarding the potential dilution of the shareholders' value arising from the exercise of power pursuant to the grant of a general mandate to issue shares to the Board. Given its commitment to high standards of corporate governance, the Board announced at the 2006 annual general meeting certain **internal policies for the exercise of the powers granted to the Board under the general mandates to issue and repurchase shares** as follows:

- The Board will not exercise the mandate to issue shares for cash and unrelated to any asset acquisition in excess of 10% of the Company's issued share capital or at a discount that will result in significant dilution of shareholder value. In the exercise of such power to issue shares for cash, the Board will have regard to factors such as the Group's capital adequacy ratio, and in particular, its Tier 1 capital, cost and benefit of raising Tier 2 capital, need for cash for the Group's business development, the principle that shareholders should be treated equally and the alternative of conducting a rights issue.


2006
Special Mention
BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司
CPA

The Company was granted a *Special Mention Award* by the judges of *Best Corporate Governance Disclosure Awards 2006* organised by the Hong Kong Institute of Certified Public Accountants, in recognition of our commitment to improving corporate governance and disclosure

- The Board has set the triggering events for the exercise of the power to repurchase shares, which include: market price of the Company's shares is lower than the fair value of the shares; the Group has surplus funds which is in excess of its short to mid term development requirements; and the Board considers it proper and appropriate to exercise the general mandate for enhancing the return on equity or net assets or earnings per share of the Company. In general, such purchases will be made on the Stock Exchange. However, if it is expected that the size of the purchases may lead to a disorderly market for the Company's shares, then the Board will consider making the purchases through a general offer, i.e. offer to all existing shareholders in proportion to their respective shareholdings. The price at which shares are repurchased will not be higher than the fair value of the shares of the Company.

The Board has resolved to adopt the above policies if it is granted by the shareholders the general mandates to issue and repurchase shares at the 2007 annual general meeting.

Apart from the annual general meeting, the Company also held an extraordinary general meeting on 26 May 2006 for the purpose of seeking the approval of the independent shareholders for the acquisition of a 51% equity interest in BOC Life from BOC Insurance and the proposed revised caps and new annual cap for certain continuing connected transactions. The Chairman of the Independent Board Committee and representatives of the Committee's independent financial advisors were present at the extraordinary general meeting to respond to questions and comments raised by shareholders. The resolutions proposed at the general meeting were duly passed by the independent shareholders by way of poll voting.

In order to enhance the transparency of shareholders' voting, **all the resolutions proposed at the Company's 2007 annual general meeting will be voted on by poll** as in previous years. The Company has engaged Computershare Hong Kong Investor Services Limited, the Company's Share Registrar, to act as the scrutineer for such purpose. The results of the poll voting will be published in the press and on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk on the following business day.

In order that shareholders can have a better understanding of the agenda items to be discussed at the 2007 annual general meeting and to encourage their active participation so that exchange of views and communication can be further enhanced, **the Company has provided detailed information on the 2007 annual general meeting in a circular** which is despatched together with this Annual Report to the shareholders. This includes background information to the proposed resolutions, information on the retiring Directors and information on voting and other issues relating to the 2007 annual general meeting in the form of "Frequently Asked Questions" (including how to convene an extraordinary general meeting and how to put forward a proposal for consideration by shareholders at a general meeting).

Further shareholder information is set out in the "Investor Relations" section of this Annual Report. Shareholders who wish to raise any queries with the Board may write to the Company Secretary at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

## Directors' Responsibility Statement in relation to Financial Statements

The following statement should be read in conjunction with the auditors' statement of their responsibilities as set out in the auditors' report contained in this Annual Report. The statement is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.

The Directors are required by the Hong Kong Companies Ordinance to prepare financial statements, which give a true and fair view of the state of affairs of the Company. The financial statements should be prepared on a going concern basis unless it is not appropriate to do so. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements comply with the requirements of the Hong Kong Companies Ordinance. The Directors also have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors consider that in preparing the financial statements contained in this Annual Report, the Company has adopted appropriate accounting policies which have been consistently applied with the support of reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

## Investor Relations Policy

The Company is committed to timely and effective communication with the investment community to enhance their knowledge and understanding of the Company's goals and targets, how it seeks to achieve them and how it performs. The disclosure and presentation of accurate facts and figures are especially important to investors so that they can make an informed judgement about the Company's future prospects.

The main purpose of the Company's investor relations policy, therefore, is to enable investors to have access - on a fair and timely basis – to information that is reasonably required for making the best investment decisions. Such information includes the Company's corporate strategies, opportunities and challenges for growth and development, business performance and prospects as well as updates of major corporate developments. To achieve this purpose, the Company has in place an investor relations programme to carry out relevant communication activities.

## Investor Relations Programme and Guidelines

The Company's investor relations programme is spearheaded by the Investor Relations Committee through the formulation and implementation of investor relations strategies. The Committee is chaired by the Chief Executive and comprises senior executives.

To attain a high standard of investor relations practice, the Company adopts the Fair Disclosure Policy under which there are clear guidelines to ensure (1) that the Listing Rules and other regulatory requirements in relation to the disclosure of price-sensitive information are complied with; (2) that all communications with the public, including the investment community and the media, are fair; and (3) that material non-public information is not disseminated on a selective basis. The Policy is posted on the Group's website for public reference.

## Enhancing Shareholder Value

Since its public listing in 2002, the Group's business development strategies and financial results have been duly reflected in the strong performance of the Company. During this four-and-a-half-year period since the listing, a total return for shareholders of 201.6% has been achieved, as measured by share price appreciation and reinvested dividend. For the three-year period from 2004 to 2006, the aggregate total return was 67.7% whereas that for 2006 alone was 49.5%. At the same time, the recognition and endorsement by the investment community of the Company's growth direction and financial performance has been demonstrated by the rising trend of the Company's share price. In 2006, the Company's share price hit a record high of HK$22.1 (compared to the debut price of HK$8.5) and the Company continued to be among the top 20 leading stocks on the Main Board of the Hong Kong Stock Exchange in terms of market capitalisation. As at 31 December 2006, the Company's market capitalisation was HK$223 billion. All these numbers reflect solidly the management and operating capabilities, corporate governance, long-term prospects and growing value of the Company. The following chart sets out the Company's total shareholder return since its listing.

**Total shareholder Return (since IPO 25 July 2002)**
**BOCHK vs Hang Seng Index and Hang Seng Finance Index**


%
200
175
150
125
100
75
50
25
0
-25
BOCHK
HS Index
HSF Index
Jul 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06

Source: Bloomberg

Base: 25 July 2002 = 0%

## Shareholding Structure and Shareholder Base

As at 31 December 2006, the Company had 10,572,780,266 shares in issue of which approximately 34% was held by the public. The Company's 112,329 registered shareholders were distributed in various parts of the world, including Asia, Europe, the Middle East and North America. Apart from BOC, the Company is not aware of any major shareholders with a shareholding of more than 5% which has to be reported under the Securities and Futures Ordinance of Hong Kong. The following table shows the distribution of ownership according to the register of members and the participant shareholding report generated from the Central Clearing and Settlement System as of 31 December 2006:

| Category | Number of registered shareholders | % of shareholders | Number of shares | % of total issued share capital |
|---|---|---|---|---|
| Individuals | 111,758 | 99.5% | 242,790,378 | 2.3% |
| Institutions, corporates and nominees | 569 | 0.5% | 3,379,003,062 | 32.0% |
| Bank of China Group | 2 | 0.0% | 6,950,986,826 | 65.7% |
| Total | 112,329 | 100.0% | 10,572,780,266 | 100.0% |

## Review of 2006 Investor Relations Activities

The Company's investor relations activities are conducted on a global basis and are aimed to raise the awareness and understanding of international investors about the Company's investment proposition in respect of its latest financial performance, business philosophy, development strategies and growth potential. The Company is now covered by more than 20 security research institutions.

In 2006, the Company continued to provide effective channels for investors to communicate directly with the Board and senior management on a regular basis.

At the AGM held in May 2006, the Chairmen of the Board and all the four standing Board Committees, namely, the Audit Committee, the Nomination and Remuneration Committee, the Risk Committee, and the Strategy and Budget Committee, as well as the Company's external auditors were present to respond to questions and comments from shareholders. At the Group's 2005 annual results announcement on 23 March 2006 and 2006 interim results announcement on 29 August 2006, the senior management led by the Chief Executive conducted briefings with analysts and the press to apprise them of the Company's operating results, business strategies for 2006-2011 and outlook, and to respond to their questions. The public has access to the webcast of these events and the relevant presentation materials through the Group's website, both live and as a recording. In 2006, the Company's senior management had over 190 meetings with investors across the world. These meetings were held during global road-shows, international investor conferences and company visits.

During the year, the Company continually kept investors updated of the Company's latest development through the Group's website, including the latest corporate financial performance, corporate governance principles and practices, risk management governance structure, share price information, corporate fact sheet, as well as answers to frequently asked questions. The Company also continued to promote two-way communication through emails and investor feedback surveys. The responses received from these initiatives enabled the Company to better understand the market's concerns and to formulate the Company's investor relations plan going forward.

## Market Recognition

The Company's dedication to maintain high standards in corporate governance and disclosure won further public recognition in 2006. The Company was named one of the top ten companies for best corporate governance among the 174 locally listed companies surveyed in the Corporate Governance Scorecard Project jointly conducted by The Hong Kong Institute of Directors and City University of Hong Kong. The Company also received a Special Mention in the Hang Seng Index Category of the Best Corporate Governance Disclosure Awards organised by the Hong Kong Institute of Certified Public Accountants in recognition of its high standards in corporate governance best practice and disclosure of information in its annual report.

## Going Forward

Under the principles of timeliness, fairness and transparency, the Company will continue to pursue a proactive and effective investor communication programme to keep the investors adequately informed about the Company's present and future development.

## Shareholder Information

| Financial Calendar 2007 | |
|---|---|
| Announcement of 2006 annual results | 22 March (Thursday) |
| Last day in Hong Kong of dealings in the Company's shares with entitlement to final dividend | 14 May (Monday) |
| Ex-dividend date | 15 May (Tuesday) |
| ADS record date for final dividend | 16 May (Wednesday) |
| Latest time in Hong Kong for lodging transfers for entitlement to final dividend | 16 May (Wednesday) 4:30 p.m. |
| Book closure period (both days inclusive) | 17 May (Thursday) to 22 May (Tuesday) |
| Record date for final dividend | 22 May (Tuesday) |
| Latest time for lodging proxy forms for 2007 Annual General Meeting | 21 May (Monday) 3:00 p.m. |
| 2007 Annual General Meeting | 23 May (Wednesday) 3:00 p.m. |
| Final dividend payment date | 30 May (Wednesday) |
| Announcement of 2007 interim results | Mid to late August |

## Annual General Meeting

The 2007 Annual General Meeting will be held at 3:00 p.m. on Wednesday, 23 May 2007 at Meeting Room 201, Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong (please use Expo Drive Entrance).

## Dividends

The Directors have recommended a final dividend of HK$0.447 per share subject to the approval of shareholders at the 2007 Annual General Meeting.

## Share Information

***Listing***

The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains a Level 1 ADR facility for its ADSs. Each ADS represents 20 ordinary shares of the Company.

***Ordinary shares (as at 31 December 2006)***

| | |
|---|---|
| Issued shares: | 10,572,780,266 |
| Public float: | Approximately 34% |

***Nominal value***

HK$5.00 per share

***Market capitalisation (as at 31 December 2006)***

HK$223.09 billion

***Share price***

| | |
|---|---|
| Closing price on 31 December 2004: | HK$14.85 |
| Closing price on 30 December 2005: | HK$14.90 |
| Closing price on 29 December 2006: | HK$21.10 |
| Highest trading price during the year: | HK$22.10 |
| Lowest trading price during the year: | HK$14.45 |

***Credit ratings (long term)***

| | |
|---|---|
| Standard & Poor's: | A- |
| Moody's Investors Service: | A2 |
| Fitch Ratings: | A |

***Index constituent***

The Company is a constituent of the following indices:
Hang Seng Index
Hang Seng London Reference Index
MSCI Index
FTSE All-World Hong Kong Index
FTSE/Xinhua China 25 Index

***Stock codes***

Ordinary shares:

| | |
|---|---|
| The Stock Exchange of Hong Kong Limited: | 2388 |
| Reuters: | 2388.HK |
| Bloomberg: | 2388 HK |

Level 1 ADR Programme:

| | |
|---|---|
| CUSIP No.: | 096813209 |
| OTC Symbol: | BHKLY |

## Shareholder Enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to:

Hong Kong

Computershare Hong Kong Investor Services Limited
Rooms 1806 – 1807
18th Floor, Hopewell Centre
183 Queen's Road East
Telephone: (852) 2862 8555
Facsimile: (852) 2865 0990 / (852) 2529 6087
E-mail: hkinfo@computershare.com.hk

USA

Citibank Shareholder Services
250 Royall Street
Canton, MA 02021, USA
Telephone: 1-877-248-4237 (toll free)
1-781-575-4555 (outside USA)
E-mail: Citibank@shareholders-online.com

## Investor Relations

Enquiries may be directed to:

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong
Telephone: (852) 2826 6314 / (852) 2846 2749
Facsimile: (852) 2810 5830
E-mail: investor_relations@bochk.com

## Other Information

This Annual Report is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806 – 1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. This Annual Report is also available (in both English and Chinese) on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk.

If you have any queries about how to obtain copies of this Annual Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.



# Offer

# rewarding career opportunities and cultivate staff commitment



We encouraged our staff members to take part in community services and charity activities, e.g. the *Olympic Day Run 2006*




Care and Vitality
中銀香港愛心活力義工隊
BOCHK volunteer team

BOCHK Volunteer Team was organised to echo one of our important core values – Social Responsibility

Staff are cornerstone for corporate growth and development. During the year of 2006, we have continued our efforts in enhancing human resources management, recruitment procedures and staff training programmes, a reflection of our emphasis on "Respect" to staff. Further promotion on the Group's corporate culture has also been carried out to stress the core value of "Teamwork". We believe that a generally recognised culture is indispensable for better staff relationship, which in turn, helps promote business development.

## Reforming Human Resources Mechanism

According to the Group's business development strategy, the Group has been continually enhancing its human resources and compensation policies on the job-based and performance-driven human resources management platform. Additional resources were also allocated to award those employees with excellent performance, so as to retain and attract talents.

Moreover, to enable the job-based system to support the Group's development, we have reviewed the organisation structures and job establishments during the year. By means of rationalising job establishments and developing professional job series, the Group has enabled the employees to fully realise their potential and develop their careers, aiming at driving business growth through stronger staff motivation.

## Fostering Corporate Culture

The main theme for promotion of 2006 corporate culture was "Teamwork", which came alongside with the activities related to "Social Responsibility" and "Respect" started in 2005. During the year, BOCHK Volunteers Team has been established, and a number of voluntary activities were organised, such as beach cleaning activity, children's home and elderly visits. In order to recognise those units which have outstanding performance in promoting team spirit, we have launched the "Teamwork Activities Rewards Scheme". Under this scheme, "The Departmental Award" and "The Cross-departmental Team Award" were set up to encourage organisation of teamwork activities by individual units, and to strengthen staff communication and cohesion among different functional units.

As a solicitous employer, we took many initiatives to show our care for staff. "Caring Ambassadors for new staff" program was launched and free medical check up was arranged. We have also compiled an Information Guide which contained service premium and other useful information for distribution to all staff members.

## Recruiting Talents

The Group advocates recruiting talents to cope with the manpower demand in line with our business development and expansion. In 2006, by using various recruitment channels, quality professionals were hired and deployed for various business and functional units, whilst fulfilling the manpower needs from front to back offices. In addition, more focus was put on recruitment in tertiary institutions, in order to recruit high-flyers to replenish our talent pool.



We organised a diverse range of staff recreational and sports activities, like choir performance and Dragon Boat Competition


中國銀行(香港)
BANK OF CHINA

Apart from capitalising on local talent resources, we also conducted candidate search in the Mainland of China and overseas in order to build an international working team. At the same time, through a series of work-flow improvement on recruitment procedures and the adoption of scientific assessment tools, the efficiency and effectiveness of staff recruitment was significantly increased, leading to a stronger human capital base for the Group.

## Strengthening Staff Training

In 2006, we provided 1,500 courses with 92,000 attendances. With the objective of enhancing our competitiveness to become a top quality financial services group, our training programmes were designed with targets to meet the Group's development strategy and overall human resources plans; to help staff's self improvement and career development, and to build up a learning organisation. Major training activities included a series of workshops and seminars covering risk management, legal and compliance, corporate governance, and corporate cultures; sales and services skills development sessions, and leadership development courses for senior management. Moreover, Management Trainee Programme and Officer Trainees Programme were provided to fresh university graduates. In addition, efforts have been taken to establish an e-learning platform to assist training, while the launch of self-learning programmes created a dynamic and diversified channel, making training more accessible and flexible.

## Promoting Staff Communication

The Group has strived for effective two-way communications between staff and the management, as well as among staff of different units through various channels. Award Presentation Ceremony was held in order to recognise staff contributions and achievements for the year 2005. A total of 607 staff and 43 teams had been granted outstanding performance awards. We also encouraged our staff members to take part in community services and charity activities, promoting a sense of "Social Responsibility" and good corporate citizenship among staff.

As to provide healthy activities to the staff, various kinds of recreational activities were held in 2006, including spring time staff gathering, Ocean Park Carnival, outward bound training, exchange activities for different sport teams and leisure classes for staff.


東區
北區
屯門區
服務約章


JPC Leadership and Management Training Project

Our sponsorship of *Junior Police Call Leadership and Management Training Project* helps strengthening the management and leadership skills of our younger generation



Our *Internship Programme for Financial Professionals in the Mainland of China* enables university students to gain better insight of the Mainland economy

商界展關懷
caringcompany 2006/07
Awarded by The Hong Kong Council of Social Service
香港社會服務聯會頒發

Having been serving Hong Kong for 90 years, Bank of China (Hong Kong) has long been aware that good corporate citizenship is of great significance underpinning our success. Through continuous cooperation with the BOCHK Charitable Foundation (the "Foundation"), we are committed to contributing to the well-being of the community we serve by proactively supporting and initiating a wide range of activities on culture and education, sports and recreation, medical and health care, environmental protection, social welfare and assistance to the needy. In recognition of our good corporate citizenship, the Hong Kong Council of Social Service named the Group the Caring Company in 2006 for the fourth consecutive year.

## Nurturing New Generation

Education and nurturing the younger generation remains one of the principal areas of support of the Foundation.

In 2006, the Foundation awarded scholarships and bursaries amounting to HK$1.07 million to all the universities and tertiary education institution in Hong Kong, bringing the total number of benefited students to 985 and the total contribution value to HK$9.44 million since 1990.

To strengthen the training of management and leadership skills of our younger generation, we sponsored the "Junior Police Call Leadership and Management Training Project" organised by the Hong Kong Police. The project provides 161 classes for more than 6,400 participants in 2006 and 2007. With an aim of promoting the message of road safety among young people, the Foundation supported the Hong Kong Police to organise the "Bank of China (Hong Kong) – Hong Kong Police Youth Road Safety Quiz". The online quiz was well-received with nearly 100,000 entries.

In view of the increasing economic integration between Hong Kong and the Mainland of China, the Group organised for the second year the *Internship Programme for Financial Professionals in the Mainland of China*, which enabled university students in Hong Kong to gain a better understanding of the latest development of the Mainland economy and finance by undertaking a 4-week internship at the Bank of China Shanghai Branch in the summer of 2006.

## Supporting Sports Development

We are dedicated to promoting sports development in order to encourage the public to lead a healthy way of life.

The Foundation continued its long-standing support to badminton training in Hong Kong through the general *2005-2008 Hong Kong Badminton Development & Training Scheme* and a number of initiatives including *Hong Kong Open Badminton Championships*, *Hong Kong Youth Badminton Championships*, *Badminton Star Award*, *Regional Badminton Training Programme*, *School Badminton Promotion Scheme*, *Badminton Doubles League cum Family Fun Day*. In the past seven years, more than 460,000 participants benefited from the Scheme. In 2006, the Foundation sponsored *Olympic Junior Ambassador team* to visit Guangzhou for a training and exchange programme. It also sponsored the badminton event in the


第六屆香港綠色學校獎
SIXTH HONG KONG GREEN SCHOOL AWARD

The *Green School Award* helps spread the environmental awareness among teachers, students and their parents



We sponsored the *Bank of China Hong Kong Sports Stars Awards 2006* to recognise the excellent achievements of the Hong Kong sports elites

2006 Corporate Games. Cash awards were also presented to Hong Kong badminton medalists in recognition of their remarkable achievements at the 15th Asian Games Doha 2006.

In order to help Hong Kong's young athletes pursue sporting excellence, the Foundation continued its sponsorship of the Hong Kong Island & Kowloon Regional Inter-school Sports Competition and the competition's top-honour award, the *BOCHK Bauhinia Bowls Award*. A total of 45,000 athlete enrolments from over 270 schools participated in 8,200 matches of this competition.

The 2008 Olympics and Paralympics in Beijing and the co-hosting of the Equestrian Events in Hong Kong create a golden opportunity for fostering sports development in Hong Kong. The Foundation introduced a brand new *Olympic Equestrian Training Course* for teachers in September in order to enhance the knowledge and appreciation of equestrian sports by teachers and their students. The Group also fully supported the Jumping Fence Design Competition for the Show Jumping Event in the Equestrian Events, aiming to arouse and promote interests in the 2008 Olympics Equestrian Events by means of a creative art design competition.

While giving high recognition to the excellent achievements of the Hong Kong sports elites, we also advocate a sporting lifestyle and the "sports for all" message to the public. Organised by the Sports Federation & Olympic Committee of Hong Kong, China, the *Bank of China Hong Kong Sports Stars Awards* and the *Olympic Day Run* were launched with the strong support from BOCHK.

## Promoting Environmental Protection

The Foundation spared no effort in enhancing environmental awareness



Both Bank of China Tower (in Central) and Bank of China Centre (in Olympian City) received the *Indoor Air Quality Certificate (Excellent Class)* granted by the Environmental Protection Department



Our support of the *Hong Kong Response Exhibition of the 10th Venice Architectural Biennale* allowed the general public to enjoy the distinct architectural artworks

and promoting green lifestyle among teachers, students and their parents through the *Sixth Green School Award* in 2006. Three new programmes, namely, *Power Saving Action for Schools, Environmental Shopping Bag Design Competition,* and *Green Lunch Campaign* were held in the school year. Since 2000, the number of *Green Schools* amounted to 198 with over 1,013 participating schools.

Apart from raising public awareness, the Foundation also sponsored the Hong Kong Tree Planting Day 2006 held at Pak Tam Chung in Sai Kung. Among the 2,000 participants, about 300 were volunteer staff of the Group and their family members.

To help save the environment and facilitate computer learning of the needy students, the Group donated refurbished computers and related accessories to the "Home-School-Community Computer Donation Campaign" of the Computer Recycling Scheme organised by the Education and Manpower Bureau and the Hong Kong Council of Social Service. The Group's staff volunteers helped refurbish the computers. The Group also participated in the One Company-One Year-One Environmental Project of the Federation of Hong Kong Industries and committed to the implementation of environmental projects within our workplace.

## Bringing Cultural Enrichment

The Group is committed to promoting arts and cultural development in Hong Kong. The Group, together with the Hong Kong Philharmonic Orchestra, also brought *Mozart in the City* that marked the 250th anniversary of Mozart's birth to the audience. To enable people from different walks of life to preview the Mozart concerts, we organised two Mini-Mozart Concerts at both the Bank of China Tower for our staff, tenants and the Times Square for the general public. All of these were well-received by the audience.

To enable the public to enjoy the distinct artworks from the **VICE VERSA**: *displacing Acts, Lives and Thresholds of a Hyper City* presented by the Hong Kong Institute of Architects and the Hong Kong Arts Development Council at the *10th Venice Architectural Biennale*, the Group helped staging the Hong Kong Response Exhibition in November at the Bank of China Tower.

*Le French May – The Pace of Nature, Oil Paintings by Claire Basler* held in May was the second time we staged an international painting exhibition at the Bank of China Tower.

## Helping the Needy

During the year, the Foundation joined hands with the Hong Kong Red Cross Blood Transfusion Service again to organise the *Blood Donation Week*. A total of 915 people donated blood at the Bank of China Tower, Bank of China Centre and City One Plaza. Among them, 224 came from the Group's staff members.

In 2006, the Group provided financial support and actively participated in a wide variety of charitable activities such as *Treasure Hunt Corporate Challenge, Run-up Two IFC Charity Race 2006, Be A Star Charity Christmas Lunch, Charity Soccer Match for Yan Chai Hospital* and *MTR Hong Kong Race Walking 2006*. We are also the Diamond Sponsor of Po Leung Kuk for nine consecutive years.

During the year, we sent out 2.83 million inserts of 9 charitable organisations in bank statements of customers.

# INDEPENDENT AUDITOR'S REPORT

**TO THE SHAREHOLDERS OF**
**BOC HONG KONG (HOLDINGS) LIMITED**
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 87 to 180, which comprise the consolidated and Company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

## Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

## Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

**PricewaterhouseCoopers**
*Certified Public Accountants*
Hong Kong, 22 March 2007

# CONSOLIDATED INCOME STATEMENT

| For the year ended 31 December | Notes | 2006 HK$'m | Restated 2005 HK$'m |
|---|---|---|---|
| Interest income | | **40,271** | 26,177 |
| Interest expense | | **(24,436)** | (13,053) |
| **Net interest income** | 5 | **15,835** | 13,124 |
| Fees and commission income | | **4,985** | 4,006 |
| Fees and commission expenses | | **(1,268)** | (1,061) |
| **Net fees and commission income** | 6 | **3,717** | 2,945 |
| Net trading income | 7 | **1,888** | 1,446 |
| Net loss on investments in securities | 8 | **(5)** | (96) |
| Net insurance premium income | 9 | **6,195** | 3,630 |
| Other operating income | 10 | **334** | 487 |
| **Total operating income** | | **27,964** | 21,536 |
| Net insurance benefits and claims | 11 | **(6,655)** | (3,362) |
| **Net operating income before loan impairment allowances** | | **21,309** | 18,174 |
| Reversal of loan impairment allowances | 12 | **1,790** | 2,645 |
| **Net operating income** | | **23,099** | 20,819 |
| Operating expenses | 13 | **(6,558)** | (5,771) |
| **Operating profit** | | **16,541** | 15,048 |
| Net (loss)/gain from disposal/revaluation of properties, plant and equipment | 14 | **(12)** | 50 |
| Net gain from disposal of/fair value adjustments on investment properties | 15 | **605** | 1,400 |
| Share of profits less losses of associates | 34 | **5** | 4 |
| **Profit before taxation** | | **17,139** | 16,502 |
| Taxation | 16 | **(2,855)** | (2,646) |
| **Profit for the year** | | **14,284** | 13,856 |
| **Attributable to:** | | | |
| Equity holders of the Company | | **14,007** | 13,596 |
| Minority interests | | **277** | 260 |
| | | **14,284** | 13,856 |
| **Dividends** | 18 | **8,966** | 8,543 |
| | | **HK$** | HK$ |
| **Earnings per share for profit attributable to the equity holders of the Company** | 19 | **1.3248** | 1.2859 |

The notes on pages 93 to 180 are an integral part of these financial statements.

# CONSOLIDATED BALANCE SHEET

| As at 31 December | Notes | 2006 HK$'m | Restated 2005 HK$'m |
|---|---|---|---|
| **ASSETS** | | | |
| Cash and balances with banks and other financial institutions | 23 | **30,973** | 30,704 |
| Placements with banks and other financial institutions | 24 | **130,636** | 125,862 |
| Trading securities and other financial instruments at fair value through profit or loss | 26 | **28,294** | 20,365 |
| Derivative financial instruments | 27 | **7,393** | 5,184 |
| Hong Kong SAR Government certificates of indebtedness | | **34,750** | 32,630 |
| Advances and other accounts | 28 | **352,858** | 338,403 |
| Investment in securities | | | |
| – Available-for-sale securities | 30 | **100,389** | 52,243 |
| – Held-to-maturity securities | 31 | **165,588** | 178,521 |
| – Loans and receivables | 32 | **36,114** | 13,080 |
| Interests in associates | 34 | **60** | 61 |
| Properties, plant and equipment | 35 | **19,740** | 18,491 |
| Investment properties | 36 | **7,481** | 7,626 |
| Deferred tax assets | 43 | **69** | 68 |
| Other assets | 37 | **14,608** | 7,764 |
| Total assets | | **928,953** | 831,002 |
| **LIABILITIES** | | | |
| Hong Kong SAR currency notes in circulation | | **34,750** | 32,630 |
| Deposits and balances of banks and other financial institutions | | **49,034** | 40,655 |
| Trading liabilities and other financial instruments at fair value through profit or loss | 39 | **12,629** | 7,924 |
| Derivative financial instruments | 27 | **4,052** | 4,193 |
| Deposits from customers | 40 | **694,691** | 632,658 |
| Certificates of deposit issued | | | |
| – at fair value through profit or loss | | **2,498** | 3,829 |
| – at amortised cost | | **–** | 136 |
| Insurance contract liabilities | 42 | **14,239** | 7,968 |
| Current tax liabilities | | **1,128** | 889 |
| Deferred tax liabilities | 43 | **3,391** | 3,055 |
| Other accounts and provisions | | **25,901** | 15,352 |
| Total liabilities | | **842,313** | 749,289 |
| **EQUITY** | | | |
| Share capital | 44 | **52,864** | 52,864 |
| Reserves | 45 | **31,791** | 27,071 |
| Capital and reserves attributable to the equity holders of the Company | | **84,655** | 79,935 |
| Minority interests | | **1,985** | 1,778 |
| Total equity | | **86,640** | 81,713 |
| Total liabilities and equity | | **928,953** | 831,002 |

The notes on pages 93 to 180 are an integral part of these financial statements.

Approved by the Board of Directors on 22 March 2007 and signed on behalf of the Board by:

**XIAO Gang**
Director

**HE Guangbei**
Director

# BALANCE SHEET

| As at 31 December | Notes | 2006<br>HK$'m | 2005<br>HK$'m |
|---|---|---|---|
| **ASSETS** | | | |
| Bank balances | | **331** | 9 |
| Investment in subsidiaries | 33 | **53,764** | 52,864 |
| Other assets | | **4,736** | 5,902 |
| | | **58,831** | 58,775 |
| **LIABILITIES** | | | |
| Other accounts and provisions | | **2** | 2 |
| **Equity** | | | |
| Share capital | 44 | **52,864** | 52,864 |
| Retained earnings | | **5,965** | 5,909 |
| Capital and reserve attributable to the equity holders of the Company | | **58,829** | 58,773 |
| Total liabilities and equity | | **58,831** | 58,775 |

The notes on pages 93 to 180 are an integral part of these financial statements.

Approved by the Board of Directors on 22 March 2007 and signed on behalf of the Board by:



**XIAO Gang**
Director



**HE Guangbei**
Director

# CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | Attributable to equity holders of the Company | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital HK$'m | Premises revaluation reserve HK$'m | Reserve for fair value changes of available-for-sale securities HK$'m | Regulatory reserve* HK$'m | Merger reserve** HK$'m | Translation reserve HK$'m | Retained earnings HK$'m | Total HK$'m | Minority interests HK$'m | Total equity HK$'m |
| At 1 January 2005 | | | | | | | | | | |
| As previously reported | 52,864 | 2,498 | - | 3,410 | - | (5) | 12,315 | 71,082 | 1,276 | 72,358 |
| Effect of merger of a commonly controlled entity | - | 13 | - | - | 443 | - | (62) | 394 | 380 | 774 |
| At 1 January 2005, restated | 52,864 | 2,511 | - | 3,410 | 443 | (5) | 12,253 | 71,476 | 1,656 | 73,132 |
| Net profit for the year | - | - | - | - | - | - | 13,596 | 13,596 | 260 | 13,856 |
| Currency translation difference | - | - | - | - | - | 1 | - | 1 | - | 1 |
| 2004 dividend paid | - | - | - | - | - | - | (4,176) | (4,176) | (55) | (4,231) |
| 2005 interim dividend paid | - | - | - | - | - | - | (3,468) | (3,468) | (111) | (3,579) |
| Revaluation of premises | - | 3,325 | - | - | - | - | - | 3,325 | 33 | 3,358 |
| Release upon disposal of premises | - | (269) | - | - | - | - | 269 | - | - | - |
| Change in fair value of available-for-sale securities taken to equity | - | - | (293) | - | - | - | - | (293) | - | (293) |
| Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities | - | - | 5 | - | - | - | (33) | (28) | - | (28) |
| Release of reserve upon derecognition of available-for-sale securities | - | - | - | - | - | - | (34) | (34) | - | (34) |
| Release (to)/from deferred tax liabilities | - | (507) | 43 | - | - | - | - | (464) | (5) | (469) |
| Transfer from retained earnings | - | - | - | 116 | - | - | (116) | - | - | - |
| At 31 December 2005 | 52,864 | 5,060 | (245) | 3,526 | 443 | (4) | 18,291 | 79,935 | 1,778 | 81,713 |
| Company and subsidiaries | 52,864 | 5,060 | (245) | 3,526 | 443 | (4) | 18,320 | 79,964 | | |
| Associates | - | - | - | - | - | - | (29) | (29) | | |
| | 52,864 | 5,060 | (245) | 3,526 | 443 | (4) | 18,291 | 79,935 | | |

| | Attributable to equity holders of the Company | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital HK$'m | Premises revaluation reserve HK$'m | Reserve for fair value changes of available-for-sale securities HK$'m | Regulatory reserve* HK$'m | Merger reserve** HK$'m | Translation reserve HK$'m | Retained earnings HK$'m | Total HK$'m | Minority interests HK$'m | Total equity HK$'m |
| At 1 January 2006 | | | | | | | | | | |
| As previously reported | 52,864 | 5,043 | (245) | 3,526 | - | (4) | 18,251 | 79,435 | 1,298 | 80,733 |
| Effect of merger of a commonly controlled entity | - | 17 | - | - | 443 | - | 40 | 500 | 480 | 980 |
| At 1 January 2006, restated | 52,864 | 5,060 | (245) | 3,526 | 443 | (4) | 18,291 | 79,935 | 1,778 | 81,713 |
| Net profit for the year | - | - | - | - | - | - | 14,007 | 14,007 | 277 | 14,284 |
| Currency translation difference | - | - | - | - | - | 4 | - | 4 | - | 4 |
| 2005 final dividend paid | - | - | - | - | - | - | (5,075) | (5,075) | - | (5,075) |
| 2006 interim dividend paid | - | - | - | - | - | - | (4,240) | (4,240) | (70) | (4,310) |
| Revaluation of premises | - | 1,209 | - | - | - | - | - | 1,209 | - | 1,209 |
| Release upon disposal of premises | - | (64) | - | - | - | - | 64 | - | - | - |
| Change in fair value of available-for-sale securities taken to equity | - | - | 99 | - | - | - | - | 99 | - | 99 |
| Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities | - | - | 50 | - | - | - | (247) | (197) | - | (197) |
| Release of reserve upon derecognition of available-for-sale securities | - | - | (1) | - | - | - | (3) | (4) | - | (4) |
| Distribution of cash | - | - | - | - | (900) | - | - | (900) | - | (900) |
| Release to deferred tax liabilities | - | (165) | (18) | - | - | - | - | (183) | - | (133) |
| Transfer from retained earnings | - | - | - | 95 | 457 | - | (552) | - | - | - |
| At 31 December 2006 | 52,864 | 6,040 | (115) | 3,621 | - | - | 22,245 | 84,655 | 1,985 | 86,640 |
| Company and subsidiaries | 52,864 | 6,040 | (115) | 3,621 | - | - | 22,229 | 84,639 | | |
| Associates | - | - | - | - | - | - | 16 | 16 | | |
| | 52,864 | 6,040 | (115) | 3,621 | - | - | 22,245 | 84,655 | | |
| Representing: | | | | | | | | | | |
| 2006 final dividend proposed (Note 18) | | | | | | | 4,726 | | | |
| Others | | | | | | | 17,519 | | | |
| Retained earnings as at 31 December 2006 | | | | | | | 22,245 | | | |

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances recognised under HKAS 39.

** Merger reserve arising on the acquisition of BOC Life. On 1 June 2006, the Group acquired a 51% shareholding of BOC Life with a total consideration of HK$900 million (please refer to Note 2 and Note 33).

The notes on pages 93 to 180 are an integral part of these financial statements.

# CONSOLIDATED CASH FLOW STATEMENT

| For the year ended 31 December | Notes | 2006 HK$'m | Restated 2005 HK$'m |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Operating cash inflow before taxation | 46(a) | **12,877** | 30,015 |
| Hong Kong profits tax paid | | **(2,409)** | (2,342) |
| Overseas profits tax paid | | **(55)** | (32) |
| **Net cash inflow from operating activities** | | **10,413** | 27,641 |
| **Cash flows from investing activities** | | | |
| Purchases of properties, plant and equipment | | **(736)** | (569) |
| Proceeds from disposal of properties, plant and equipment | | **203** | 505 |
| Proceeds from disposal of investment properties | | **560** | 270 |
| Proceeds from disposal of subsidiaries | | **–** | 61 |
| Proceeds from disposal/dissolution of associates | | **2** | 6 |
| Dividends received from associates | | **4** | 3 |
| **Net cash inflow from investing activities** | | **33** | 276 |
| **Cash flows from financing activities** | | | |
| Acquisition of a subsidiary | | **(900)** | – |
| Dividends paid to equity holders of the Company | | **(9,315)** | (7,644) |
| Dividends paid to minority shareholders | | **(70)** | (166) |
| **Net cash outflow from financing activities** | | **(10,285)** | (7,810) |
| Increase in cash and cash equivalents | | **161** | 20,107 |
| Cash and cash equivalents at 1 January | | **83,015** | 62,908 |
| **Cash and cash equivalents at 31 December** | 46(b) | **83,176** | 83,015 |

The notes on pages 93 to 180 are an integral part of these financial statements.

## 1. Principal activities

The Company is an investment holding company and its subsidiaries are principally engaged in the provision of banking and related financial services in Hong Kong.

The Company is a limited liability company incorporated and listed in Hong Kong. The address of its registered office is 52/F, Bank of China Tower, 1 Garden Road, Hong Kong.

## 2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

These policies have been consistently applied to all the years presented, unless otherwise stated.

### *2.1 Basis of preparation*

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs is a collective term which includes all applicable individual Hong Kong Financial Reporting Standards, HKASs and Interpretations) issued by the HKICPA, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale securities, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss, investment properties which are carried at open market value and premises which are carried at open market value or revalued amount less accumulated depreciation and accumulated impairment losses.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

**Application of merger accounting**

The Company purchased a 51% equity interest in BOC Life from BOC Insurance on 1 June 2006 for HK$900 million in cash. BOC Life and the Company are both under the common control of BOC before and after the combination. The Group has applied the Accounting Guideline No.5 – "Merger Accounting for Common Control Combinations", using the principles of merger accounting, in accounting for the combination with BOC Life as though the business of BOC Life had always been carried out by the Group. The consolidated financial statements represent the consolidated results, consolidated cash flows and consolidated financial position of the Group as if the combination had occurred from the date when the Company and BOC Life first came under the control of BOC.

## 2. Summary of significant accounting policies (continued)

### *2.1 Basis of preparation (continued)*

**Application of merger accounting (continued)**

An uniform set of accounting policies is adopted by the Group. The Group recognises the assets, liabilities and equity of BOC Life at the carrying amounts in the consolidated financial statements of BOC prior to the purchase of the company. Comparative amounts are presented as if the entities had been combined at the previous balance sheet date. No adjustment has been made to align inconsistent accounting policies between the Group and BOC Life before the combination as the effect on net assets and net profit or loss is not significant.

The excess of consideration over carrying value at the time of combination is treated as a merger reserve in equity. The effects of all transactions between the Group and BOC Life, whether occurring before or after the combination, are eliminated in preparing the consolidated financial statements of the Group. The transaction costs for the combination were expensed in the income statement.

**Newly adopted HKFRSs**

In 2006, the Group adopted the revised HKFRSs as set out below, which are relevant to its operations.

- HKAS 39 (Amendment) Financial Guarantee Contracts
- HKAS 39 (Amendment) The Fair Value Option

The adoption of the above revised standards did not result in substantial changes to the Group's accounting policies and have no significant impact on its results of operations and financial position. No restatement of comparative figures was made as the amounts were immaterial. In summary:

*(1) Financial Guarantee Contracts*

In prior years, financial guarantee contracts were accounted for under HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets" as contingent liabilities and were disclosed as off-balance sheet items.

With effect from 1 January 2006 and in accordance with the above amendment, financial guarantee contracts issued are recognised as financial liabilities and reported under "Other accounts and provisions". Financial guarantees are recognised initially at fair value and subsequently measured at the higher of (i) the amount recognised under HKAS 37, and (ii) the amount initially recognised less, where appropriate, cumulative amortisation recognised over the life of the guarantee on a straight-line basis.

Financial liabilities related to financial guarantee contracts recorded under "Other accounts and provisions" at 31 December 2006 and 31 December 2005 were immaterial.

*(2) The Fair Value Option*

The fair value option refines the condition for which financial instruments can be classified as financial assets or financial liabilities at fair value through profit or loss provided that financial assets and liabilities are managed together for internal risk management and investment strategy purposes or accounting mismatches can be eliminated. It also stipulates the condition for which a hybrid contract embedded with derivatives can be entirely designated as at fair value through profit or loss. There is no difference in the Group's practice when compared with the prior year.

## 2. Summary of significant accounting policies (continued)

### *2.1 Basis of preparation (continued)*

**The adoption of HKFRS 4 "Insurance Contracts"**

The standard is adopted due to the purchase of an insurance subsidiary during the year. No revenue, expenses, assets and liabilities related to insurance contracts was recognised in last year's financial statements. As merger accounting is adopted to account for the common control combination, comparative figures are prepared as if HKFRS 4 has been adopted in the previous periods. Details of the accounting policies on insurance contracts are disclosed in Note 2.19.

**Interpretations to existing standards early adopted by the Group**

- HK(IFRIC)-INT 9 "Reassessment of Embedded Derivatives" (effective for annual periods beginning on or after 1 June 2006). HK(IFRIC)-INT 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment s prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. This interpretation does not have any impact on the Group's financial statements, and

- HK(IFRIC)-INT 10 "Interim Financial Reporting and Impairment" (effective for annual periods beginning on or after 1 November 2006). HK(IFRIC)-INT10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation does not have any impact on the Group's financial statements.

**Standards, amendments and interpretations effective in 2006 but not relevant to the Group's operations**

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006 but are not relevant to the Group's operations:

| | |
|---|---|
| • HKAS 19 (Amendment) | Actuarial Gains and Losses, Group Plans, and Disclosures |
| • HKAS 21 (Amendment) | Net Investment in a Foreign Operation |
| • HKAS 39 (Amendment) | Cash Flow Hedge Accounting of Forecast Intragroup Transactions |
| • HKFRS 1 (Amendment) | First-time Adoption of Hong Kong Financial Reporting Standards |
| • HKFRS 6 | Exploration for and Evaluation of Mineral Resources |
| • HKFRS-INT 4 | Determining whether an Arrangement contains a Lease |
| • HKFRS-INT 5 | Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds |
| • HK(IFRIC)-INT 6 | Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment |

## 2. Summary of significant accounting policies (continued)

### *2.1 Basis of preparation (continued)*

**A standard that is not yet effective and has not been early adopted by the Group**

The Group has chosen not to early adopt the following standard that was issued but not yet effective for accounting periods beginning on 1 January 2006:

- HKFRS 7 "Financial Instruments: Disclosures" and the Amendment to HKAS 1 "Presentation of Financial Statements – Capital Disclosures", are effective for annual accounting periods beginning on or after 1 January 2007. HKFRS 7 introduces certain new disclosures relating to financial instruments while incorporating many of the requirements presently in HKAS 32. HKFRS 7 will supersede HKAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions", and the disclosure requirements of HKAS 32 "Financial Instruments: Disclosure and Presentation". The Group has assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the key impact will be more qualitative and quantitative disclosures primarily related to fair value measurement and risk management. Accordingly the adoption of this standard will have no effect on the Group's results of operations or financial position. The Group will apply HKFRS 7 and the amendment to HKAS 1 from annual periods beginning 1 January 2007.

**Interpretations to existing standards that are not yet effective and have been assessed to be not relevant to the Group's operations**

- HK(IFRIC)-INT 7 "Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies" (effective for annual periods beginning on or after 1 March 2006). HK(IFRIC)-INT 7 provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, HK(IFRIC)-INT 7 is not relevant to the Group's operations;

- HK(IFRIC)-INT 8 "Scope of HKFRS 2" (effective for annual periods beginning on or after 1 May 2006). HK(IFRIC)-INT 8 requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of HKFRS 2. As the Group has not issued equity instruments for payment except those exempted under HKFRS 2, HK(IFRIC)-INT 8 is not relevant to the Group's operations;

- HK(IFRIC)-INT 11 "HKFRS 2 Group and Treasury Share Transactions" (effective for annual periods beginning on or after 1 March 2007). HK(IFRIC)-INT 11 addresses how the share-based payment arrangement should be accounted for in the financial statements for the subsidiary that receives services from the employees. As the Group has not issued equity instruments for payment except those exempted under HKFRS 2, HK(IFRIC)-INT 11 is not relevant to the Group's operations.

## 2. Summary of significant accounting policies (continued)

### *2.2 Consolidation*

#### (1) Subsidiaries

Subsidiaries, are all entities (including special purpose entities) over which the Group controls the composition of the Board of Directors, controls more than half of the voting power or holds more than half of the issued capital that entitle the Group to govern the financial and operating policies of the entities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group except for acquisition of a company under common control which will apply the merger accounting method mentioned above. The cost of an acquisition of a company not under common control is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed as of the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values as of the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of impairment of the assets transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less allowance for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

The gain or loss on the disposal of a subsidiary represents the difference between: a) the proceeds of the sale and, b) the Group's share of its net assets including goodwill on acquisition net of any accumulated impairment loss and any related accumulated foreign currency translation difference.

Minority interest represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

## 2. Summary of significant accounting policies (continued)

### *2.2 Consolidation (continued)*

**(2) Associates**

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill, net of accumulated impairment loss and any related accumulated foreign currency translation difference.

The Group's share of the post-acquisition profits or losses of associates is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the associates.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

In the Company's balance sheet the investments in associates are stated at cost less allowance for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

### *2.3 Segmental reporting*

A business segment is a group of assets and operations engaged in providing products and services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a group of assets and operations engaged in providing products and services within a particular economic environment and that is subject to risks and returns that are different from those of segments operating in other economic environments.

### *2.4 Foreign currency translation*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions are recognised directly in the income statement. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost are translated using the rate of exchange at the date of the initial transaction. Non-monetary assets and liabilities measured at fair value are translated using the rate of exchange at the date the fair value was determined. Income and expenses denominated in foreign currencies are translated at average exchange rates or the exchange rates prevailing at the dates of the transactions. The differences arising from translation are recognised in the income statement except for translation differences on non-monetary items classified as available-for-sale financial assets which are included in the fair value change reserve in equity.

## 2. Summary of significant accounting policies (continued)

### *2.4 Foreign currency translation (continued)*

The results and financial position of all group entities that have a functional currency different from Hong Kong dollars are translated into Hong Kong dollars as follows:

- assets and liabilities are translated at the closing rate at the balance sheet date;
- income and expenses are translated at average exchange rates; and
- all resulting exchange differences are recognised in the currency translation reserve in equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the income statement, as part of the gain or loss on sale.

### *2.5 Derivative financial instruments and hedge accounting*

Derivatives are initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and through the use of valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Derivatives are categorised as held for trading under fair value through profit or loss unless they are designated as hedges and are effective hedging instruments, then they are subject to measurement under the hedge accounting requirements.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group may recognise profits on the date of transaction.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

The Group designates certain derivatives as hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge). Hedge accounting is used for derivatives designated in this way.

## 2. Summary of significant accounting policies (continued)

### *2.5 Derivative financial instruments and hedge accounting (continued)*

The Group documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. These criteria should be met before a hedge can be qualified to be accounted for under hedge accounting.

Changes in the fair value of derivatives that are designated and qualified as effective fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity. The adjustment to the carrying amount of a hedged equity security remains in retained earnings until the disposal of the equity security.

For derivative instruments held for trading and those that do not qualify for hedge accounting, changes in their fair value are recognised immediately in the income statement.

### *2.6 Offsetting financial instruments*

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

### *2.7 Interest income and expense and fees and commission income and expense*

Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (e.g. prepayment options) but does not consider future credit losses. The calculation includes fees, premiums or discounts and basis points paid or received between parties to the contract, and directly attributable origination fees and costs which represent an integral part of the effective yield are amortised as interest income or expense over the expected life of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised on the written down value using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Subsequent unwinding of the discount allowance is recognised as interest income.

## 2. Summary of significant accounting policies (continued)

### *2.7 Interest income and expense and fees and commission income and expense (continued)*

Fees and commissions that are not an integral part of the effective yield are recognised on an accrual basis ratably over the period when the related service has been provided. Fees and commission income related to credit commitments are amortised on a straight-line basis over the commitment period. Loan syndication fees are recognised as revenue when the related syndication arrangement has been completed and the Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as that of other participants.

### *2.8 Financial assets*

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments and available-for-sale financial assets. Management determines the classification of investments at initial recognition. The classification depends on the purpose for which the financial assets were held. All financial assets are recognised initially at fair value. Except for financial assets carried at fair value through profit or loss, all transaction costs of financial assets are included in their amortised costs.

**(1) Financial assets at fair value through profit or loss**

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception.

A financial asset which has been acquired or incurred principally for the purpose of selling in the short term or is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking is classified as held-for-trading. Derivatives are also classified as held for trading unless they are designated as effective hedges.

A financial asset, other than one held for trading, will be designated as a financial asset at fair value through profit or loss, if it meets the criteria set out below, and is so designated by management:

- eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as 'an accounting mismatch') that would otherwise arise from measuring the financial assets or financial liabilities or recognising the gains and losses on them on different bases; or

- applies to a group of financial assets, financial liabilities or both that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about that group of financial instruments is provided internally on that basis to the key management; or

- relates to financial instruments containing one or more embedded derivative that significantly modifies the cash flow resulting from those financial instruments.

These assets are recognised initially at fair value, with transaction costs taken directly to the consolidated income statement, and are subsequently re-measured at fair value.

Gains and losses from changes in the fair value of such assets (excluding the interest component) are reported in net trading income. The interest component is reported as part of interest income.

## 2. Summary of significant accounting policies (continued)

### *2.8 Financial assets (continued)*

**(2) Loans and receivables**

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including placements with banks and other financial institutions, investment debt securities without an active market and loans and advances to customers. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest rate method less allowances for impairment losses.

**(3) Held-to-maturity**

Financial assets classified as held-to-maturity are those traded in active markets, with fixed or determinable payments and fixed maturities that the Group's management has both the positive intention and the ability to hold to maturity. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available-for-sale. They are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest method less allowances for impairment losses.

**(4) Available-for-sale**

Financial assets classified as available-for-sale are those that are either designated as such or are not classified in any of the other categories. They are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Available-for-sale financial assets are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at fair value. Unrealised gains and losses arising from changes in the fair value of investments are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity should be transferred to the consolidated income statement. However, interest which includes the amortisation of premium and discount is calculated using the effective interest method and is recognised in the consolidated income statement. Dividends on equity instruments classified as available-for-sale are recognised in the consolidated income statement when the Group's right to receive payment is established.

### *2.9 Financial liabilities*

The Group classifies its financial liabilities under the following categories: trading liabilities, financial liabilities designated as at fair value through profit or loss, deposits, debt securities in issue and other liabilities. All financial liabilities are classified at inception and recognised initially at fair value.

**(1) Trading liabilities**

A financial liability is classified as held for trading if it is incurred principally for the purpose of repurchasing in the short term. Derivatives are also classified as held for trading unless they are designated as effective hedges. It is measured at fair value and any gains and losses from changes in fair value are recognised in the income statement.

## 2. Summary of significant accounting policies (continued)

### *2.9 Financial liabilities (continued)*

**(2) Financial liabilities designated as at fair value through profit or loss**

A financial liability can be designated as at fair value through profit or loss if it is so designated at inception. Financial liabilities so designated include certain certificates of deposit issued and certain deposits received from customers that are embedded with derivatives. A financial liability is typically so designated if it meets the following criteria:

- eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as 'an accounting mismatch') that would otherwise arise from measuring the financial assets or financial liabilities or recognising the gains and losses on them on different bases; or

- applies to a group of financial assets, financial liabilities or both that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about that group of financial instruments is provided internally on that basis to the key management; or

- relates to financial instruments containing one or more embedded derivative that significantly modifies the cash flow resulting from those financial instruments.

Financial liabilities designated at fair value through profit or loss are measured at fair value and any gains and losses from changes in fair value are recognised in the income statement.

**(3) Deposits, debt securities in issue and other liabilities**

Deposits and debt securities in issue other than those classified as trading liabilities or designated as at fair value through profit or loss, together with other liabilities are carried at amortised cost. Any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period using the effective interest method.

### *2.10 Recognition and de-recognition of financial instruments*

Purchases and sales of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity are recognised on the trade date, the date on which the Group purchases or sells the assets. Loans and receivables (except investment securities without an active market) are recognised when cash is advanced to the borrowers. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

Trading liabilities, financial liabilities designated as at fair value through profit or loss and debt securities in issue are recognised on the trade date. Deposits other than trading liabilities are recognised when money is received from customers, other liabilities are recognised when such obligations arise. Financial liabilities are de-recognised from the balance sheet when and only when the obligation specified in the contract is discharged, cancelled or expired. If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of a liability and the consideration paid is included in net trading income.

## 2. Summary of significant accounting policies (continued)

### 2.10 *Recognition and de-recognition of financial instruments (continued)*

Securities and bills sold to a counter-party with an obligation to repurchase at a pre-determined price on a specified future date under a repurchase agreement are referred to as Repos. Securities and bills purchased from a counter-party with an obligation to re-sell to the counter-party at a pre-determined price on a specified future date under a resale agreement are referred to as Reverse repos.

Repos are initially recorded as due to banks, placements from banks and other financial institutions, as appropriate, at the actual amount of cash received from the counter-party. The financial assets used to collateralise repurchase agreements are recorded as investment securities or financial assets at fair value through profit or loss. Reverse repos are initially recorded in the balance sheet as cash and due from banks or placements with banks and other financial institutions, as appropriate, at the actual amount of cash paid to the counter-party. The financial assets received as collateral under reverse repurchase agreements are not recorded on the balance sheet. The difference between sale and repurchase price is recognised as interest income or interest expense over the life of the agreements using the effective interest method.

### 2.11 *Determination of fair value of financial instruments*

The fair values of financial assets and financial liabilities that are quoted in active markets are based on current bid prices and current ask prices respectively. If the market for financial assets and financial liabilities is not active (such as unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

### 2.12 *Precious metals*

Precious metals comprise gold, silver and other precious metals. Precious metals are initially recognised at fair value and subsequently re-measured at their respective market prices as of the balance sheet date. Mark-to-market gains or losses on precious metals are included in net trading income.

### 2.13 *Impairment of financial assets*

#### (1) Assets carried at amortised cost

The Group assesses as of each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;

## 2. Summary of significant accounting policies (continued)

### *2.13 Impairment of financial assets (continued)*

#### (1) Assets carried at amortised cost (continued)

(iv) it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

(v) the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

- adverse changes in the payment status of borrowers in the group; or

- national or local economic conditions that correlate with defaults on the assets in the group.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment together with all other financial assets that are not individually significant or for which impairment has not yet been identified. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

## 2. Summary of significant accounting policies (continued)

### *2.13 Impairment of financial assets (continued)*

#### (1) Assets carried at amortised cost (continued)

For the purposes of a collective assessment of impairment, financial assets are grouped on the basis of similar and relevant credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

When a loan is uncollectible, it is written off against the related allowance for impairment losses. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses in the income statement.

If, in a subsequent period, the amount of allowance for impairment losses decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

#### (2) Assets carried at fair value

The Group assesses as of each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative losses, measured as the difference between the acquisition cost or amortised cost and the current fair value, less any impairment loss on that financial asset previously recognised in the consolidated income statement, is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. With respect to equity instruments, such reversals are made through the reserve for fair value change of available-for-sale securities within equity.

## 2. Summary of significant accounting policies (continued)

### *2.14 Financial guarantee contracts*

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a contract between the holder and the debtor.

Financial guarantees are initially recognised as financial liabilities and reported under "Other accounts and provisions" in the financial statements at fair value on the date that the guarantee was given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of (i) the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognised less, where appropriate, cumulative amortisation recognised over the life of the guarantee on a straight-line basis. Any changes in the liability relating to financial guarantees are taken to the income statement.

### *2.15 Impairment of investment in subsidiaries and associates and non-financial assets*

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation, but are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

### *2.16 Fixed assets*

**(1) Premises, equipment, fixtures and fittings**

Premises comprise primarily branches and offices. Premises are shown at open market value based on periodic, but at least triennial, valuations by external independent valuers less subsequent depreciation. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. In the intervening years, the directors review the carrying value of premises, by reference to the open market value of similar properties, and adjustments are made when there has been a material change. All equipment, fixtures and fittings are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition and installation of the items.

Subsequent costs are included in an asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

## 2. Summary of significant accounting policies (continued)

### *2.16 Fixed assets (continued)*

**(1) Premises, equipment, fixtures and fittings (continued)**

Increases in the carrying amount arising on revaluation of premises are credited to the premises revaluation reserve in shareholders' equity. Decreases that offset previous increases of the same individual asset are charged against premises revaluation reserve directly in equity; all other decreases are expensed in the income statement. Any subsequent increases are credited to the income statement up to the amount previously debited, and then to the premises revaluation reserve. Upon disposal of premises, the relevant portion of the premises revaluation reserve realised in respect of previous valuations is released and transferred from the premises revaluation reserve to retained earnings.

Depreciation is calculated on the straight-line method to write down the cost or revalued amount of such assets over their estimated useful lives as follows:

- Premises — Over the remaining period of lease
- Equipment, fixtures and fittings — 3-15 years

The useful lives of assets are reviewed, and adjusted if appropriate, as of each balance sheet date.

At each balance sheet date, both internal and external sources of information are considered to determine whether there is any indication that premises, equipment, fixtures and fittings are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment loss is recognised in the income statement except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use. Impairment loss is reversed through the premises revaluation reserve or income statement as appropriate.

Gains and losses on disposals are determined by comparing proceeds with carrying amount, relevant taxes and expenses. These are included in the income statement.

**(2) Property under development**

Property under development represents assets under construction or being installed and is stated at cost less impairment losses. Cost includes equipment cost, cost of development, construction, installation, interest and other direct costs attributable to the development. Items classified as property under development are transferred to premises or investment properties when such assets are ready for their intended use, and the depreciation charge commences from the month such assets are transferred to premises.

Impairment losses are recognised for idle projects with respect to which management has determined that resumption in the foreseeable future is not probable. The impairment loss is equal to the extent to which the estimated recoverable amount of a specific project is less than its carrying amount. The recoverable amount is the asset's fair value less costs to sell. Impairment losses or reversals are charged to the income statement.

## 2. Summary of significant accounting policies (continued)

### *2.17 Investment properties*

Properties that are held for long-term rental yields or for capital appreciation or both, and that are not occupied by the companies in the Group, are classified as investment properties. Properties leased out within group companies are classified as investment properties in individual companies' financial statements and as premises in consolidated financial statements. Land held under operating lease is classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it is a finance lease.

Investment properties are recognised initially at cost, including related transaction costs. After initial recognition, investment properties are measured at fair value assessed by professional valuers on the basis of open market value.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Any changes in fair value are reported directly in the income statement. Deferred income tax is provided on revaluation surpluses of investment properties in accordance with HKAS-Int 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" on HKAS 12 "Income Taxes".

If an investment property becomes owner-occupied, it is reclassified as premises, and its fair value at the date of reclassification becomes its cost for accounting purposes. If an item of premises becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of premises under HKAS 16 "Property, Plant and Equipment". However, if a fair value gain reverses a previous revaluation loss or impairment loss, the gain is recognised in the income statement up to the amount previously debited.

### *2.18 Leases*

#### (1) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) which include land use rights with payments that are separately identifiable at inception of the lease are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Where the Group is a lessor, the assets subject to the operating lease are accounted for as investment properties. Rental income from operating leases is recognised on a straight-line basis over the lease term.

## 2. Summary of significant accounting policies (continued)

### *2.18 Leases (continued)*

**(2) Finance leases on properties**

Where the land and buildings elements of leasehold properties held for own use can be split reliably at inception of the lease, leasehold land and land use rights are recognised as operating leases if they have indefinite economic lives. The up-front prepayments made or other costs incurred for acquiring the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease. Where there is impairment of the up-front prepayments, the impairment is expensed in the income statement immediately. Where the land and buildings cannot be split reliably at inception of the lease, the land and buildings elements will continue to be treated as finance leases and measured at fair value.

Separate measurement of the land and buildings elements is not required when the Group's interest in both land and buildings is classified as investment properties as if it is finance lease and is measured at fair value.

Pursuant to the Bank of China (Hong Kong) Limited (Merger) Ordinance ("Merger Ordinance") 2001, all assets and liabilities of the designated branches and subsidiaries, and the shares of certain entities of the legacy Bank of China Group in Hong Kong were effectively transferred to BOCHK, which was immediately owned by the then newly formed BOC Hong Kong (Holdings) Limited ("the Merger"). This was a significant event and the Group has therefore adopted the valuation at the date of the Merger as the deemed cost for its leasehold properties to reflect the circumstances at the time of the Merger.

On adoption of the deemed cost at the date of Merger, the Group made reference to the independent property valuation conducted as at 31 August 2001 for the purpose of the Merger, which did not split the values of the leasehold properties between the land and buildings elements. Any means of subsequent allocation of the valuation of the leasehold properties at the date of Merger between the land and buildings elements would be notional and therefore would not represent reliable information. It is determined that the values of the land and buildings elements of the Group's leasehold properties cannot be reliably split and the leasehold properties are treated as finance leases. The Group has also adopted the revaluation model under HKAS 16 "Property, Plant and Equipment" by which assets held for own use arising under these finance leases are measured at fair value less any accumulated depreciation and impairment losses.

## 2. Summary of significant accounting policies (continued)

### *2.19 Insurance contracts*

#### (1) Insurance contracts classification, recognition and measurement

The Group's insurance subsidiary issues insurance contracts that transfer significant insurance risk. As a general guideline, the Group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event that are at least 10% more than the benefit payable if the insured event did not occur. The Group's insurance subsidiary issues long term business insurance contracts, which insure events associated with human life (for example death, or total permanent disability) over a long duration. A liability for contractual benefits that are expected to be incurred in the future is recorded when premiums are recognised.

For linked long term insurance contracts with embedded derivatives (which are closely related to the host insurance contracts) linking payments on the contract to units of an investment fund set up by the Group with the consideration received from the contract holders, the liability is adjusted for all changes in the fair value of underlying assets, and includes a liability for contractual benefits that are expected to be incurred in the future which is recorded when the premiums are recognised.

Retirement scheme management category III, as defined in the Insurance Companies Ordinance, insurance contracts insure events associated with human life under retirement schemes. The portion of the premium received on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability.

Premiums are recognised as revenue when they become payable by the contract holders before the deduction of commissions. Benefits and claims are recorded as an expense when they are incurred.

The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

#### (2) Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities. Any deficiency is immediately charged to the consolidated income statement, with a provision established for losses arising from the liability adequacy test.

### *2.20 Cash and cash equivalents*

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances with original maturity less than three months from the date of acquisition, including cash, balances with banks and other financial institutions, short-term bills and notes classified as investment securities and certificates of deposit.

## 2. Summary of significant accounting policies (continued)

### *2.21 Provisions*

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

### *2.22 Employee benefits*

**(1) Retirement benefit costs**

The Group contributes to defined contribution retirement schemes under either recognised ORSO schemes or MPF schemes that are available to the Group's employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees' basic salaries for the ORSO schemes and in accordance with the MPF rules for MPF schemes. The retirement benefit scheme costs are charged to the income statement as incurred and represent contributions payable by the Group to the schemes. Contributions made by the Group that are forfeited by those employees who leave the ORSO scheme prior to the full vesting of their entitlement to the contributions are used by the Group to reduce the existing level of contributions or to meet its expenses under the trust deed of the ORSO schemes.

The assets of the schemes are held in independently-administered funds separate from those of the Group.

**(2) Leave entitlements**

Employee entitlements to annual leave and sick leave are recognised when they accrue to employees. A provision is made for the estimated liability for unused annual leave and the amount of sick leave expected to be paid as a result of services rendered by employees up to the balance sheet date.

Compensated absences other than annual leave and sick leave are non-accumulating; they lapse if the current period's entitlement is not used in full and do not entitle employees to a cash payment for unused entitlement on leaving the Group. Such compensated absences are recognised when the absences occur.

**(3) Bonus plans**

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

## 2. Summary of significant accounting policies (continued)

### *2.23 Deferred income taxes*

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

The principal temporary differences arise from asset impairment provisions, depreciation of property and equipment, revaluation of certain assets including available-for-sale securities and properties, and tax losses carried forward. However, the deferred income tax is not recognised if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax liabilities are provided in full on all taxable temporary differences and deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is charged or credited in the income statement except for deferred income tax that relating to fair value re-measurement of available-for-sale investments and revaluation of premises which are charged or credited directly to equity, in which case the deferred income tax is also credited or charged directly to equity and is subsequently recognised in the income statement together with the realisation of the deferred gain and loss.

### *2.24 Repossessed assets*

Repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances together with the related impairment allowances are then derecognised from the balance sheet. Subsequently, repossessed assets are measured at the lower of their cost or net realisable value and are reported as 'Non-current assets held for sale' under 'Other assets'.

### *2.25 Fiduciary activities*

The Group commonly acts as a trustee, or in other fiduciary capacities, that result in its holding or managing assets on behalf of individuals, trusts and other institutions. These assets and any income or losses arising thereon are excluded from these financial statements, as they are not assets of the Group.

## 2. Summary of significant accounting policies (continued)

### *2.26 Contingent liabilities and contingent assets*

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised as a provision but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When the inflow is virtually certain, it will be recognised as an asset.

### *2.27 Related parties*

For the purposes of these financial statements, a party is considered to be related to the Group if the Group has the ability, directly and indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals or entities.

## 3. Critical accounting estimates and judgements in applying accounting policies

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Areas susceptible to changes in essential estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. The effect of changes to either the key assumptions or other estimation uncertainties will be presented below if it is practicable to determine. It is possible that actual results may require material adjustments to the estimates referred to below.

### *3.1 Impairment allowances on loans and advances*

The Group reviews its loan portfolios to assess impairment at least on a quarterly basis. In determining whether an impairment loss should be recorded in the income statement, the Group makes judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans and advances before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group (e.g. payment delinquency or default), or economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when estimating expected future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

## 3. Critical accounting estimates and judgements in applying accounting policies (continued)

### 3.2 *Fair values of financial instruments*

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models with built-in functions available in externally acquired financial analysis or risk management systems widely used by the industry. To the extent practical, models use only observable data. However, in case of missing data, the Group uses interpolation or extrapolation methods to estimate the data required. Changes in assumptions about these factors could affect reported fair value of financial instruments.

### 3.3 *Held-to-maturity investments*

The Group follows the guidance of HKAS 39 in classifying certain non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgement. In making this judgement, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to hold these investments to maturity other than for specific circumstances defined in HKAS 39, such as selling an insignificant amount close to maturity, it will be required to reclassify the entire portfolio of assets as available-for-sale. The investments would then be measured at fair value and not amortised cost. As at 31 December 2006, the fair value of the entire portfolio of held-to-maturity investments is approximately equal to its amortised cost.

### 3.4 *Estimate of future benefit payments and premiums arising from long term insurance contracts*

In determining the long term business liabilities, the Group follows the Insurance Companies Ordinance (Determination of Long Term Liabilities) Regulation and makes prudent assumptions which include appropriate margins for adverse deviation of the relevant factors. Estimates are made as to the expected number of deaths for each of the years in which the Group is exposed to risk. The Group bases these estimates on standard industry and recent historical mortality experience, adjusted where appropriate to reflect the Group's own experience. For contracts that insure the risk of longevity, appropriate prudent allowances are made for expected mortality improvements. The estimated number of deaths determines the value of the benefit payments and the value of the valuation premiums. The main source of uncertainty is that epidemics such as AIDS, SARS, avian flu and wide-ranging lifestyle changes, such as in eating, smoking and exercise habits, could result in future mortality being significantly worse than in the past for the age groups in which the Group has significant exposure to mortality risk. However, continuing improvements in medical care and social conditions could result in improvements in longevity in excess of those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

Were the number of deaths in future years to differ by 10% from management's estimate, the liability would increase by approximately HK$36.8 million, which accounts for 0.27% of the liability. In this case, it is assumed there is no relief arising from reinsurance contracts held.

For linked long term insurance contracts with a life cover component, it is assumed that the Group will be able to increase mortality risk charges in future years in line with emerging mortality experience.

Estimates are also made as to future investment income arising from the assets backing long term insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments. Were the average future investment returns to differ by 50 basis points from management's estimates, the insurance liability would increase by approximately HK$617 million. In this case, there is no relief arising from reinsurance contracts held.

## 4. Financial risk management

This note summarises the Group's control of credit risk, market risk, interest rate risk and liquidity risk, and presents financial information about the exposure to the use of financial instruments.

### *Credit risk management*

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group. RMD, under the supervision of the CRO, provides centralised management of credit risk within the Group. Different credit approval and control procedures are adopted according to the level of risk associated with the customer or transaction. Corporate credit applications are independently reviewed and objectively assessed by risk management units. A credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from credit and other functions of the Group is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group adopts an eight-grade facility grading structure according to HKMA's loan classification requirement. RMD provides regular credit management information reports and ad hoc reports to the Management Committee, RC, AC and Board of Directors.

### *Market risk management*

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from customer-related business and proprietary trading. Trading positions are subject to daily marked-to-market valuation. Market risk is managed within the risk limits approved by the RC. The overall risk limits are divided into sub-limits by reference to different risk factors, including interest rate, foreign exchange rate, commodity price and equity price.

RMD is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a day-to-day basis to ensure that they are within established risk limits.

### *Interest rate risk management*

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are:

| | | |
|---|---|---|
| repricing risk | – | mismatches in the maturity or repricing periods of assets and liabilities |
| basis risk | – | different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period |

The Group's ALCO maintains oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department manages the interest rate risk according to the established policies. The Finance Department closely monitors the related risks and the results are reported to RC and ALCO regularly.

## 4. Financial risk management (continued)

### *Interest rate risk management (continued)*

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through a hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are controlled respectively within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by RC. The results are reported to ALCO and RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

### *Liquidity risk management*

The aim of liquidity management is to enable the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis and by examining deposit stability, concentration risk, mismatch ratios, loan-to-deposit ratio and liquidity profile of the investment portfolio. The primary objective of the Group's asset and liability management strategy is to achieve optimal returns while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and RC sanctions the liquidity management policies. The Treasury Department manages the liquidity risk according to the established policies. The Finance Department monitors the Group's liquidity risks and reports to the management and ALCO regularly.

## 4. Financial risk management (continued)

### *(A) Geographical concentrations of assets, liabilities and off-balance sheet items*

The following note incorporates the requirements on risk disclosures of HKAS 32 and geographical concentrations of risk of HKAS 30, based on the location of the subsidiary, associate or branch in which the related item is recorded.

Capital expenditure is shown by the geographical area in which the buildings and equipment are located.

| | 2006 | | | | |
|---|---|---|---|---|---|
| | **Total assets HK$'m** | **Total liabilities HK$'m** | **Contingent liabilities and commitments HK$'m** | **Net operating income before loan impairment allowances HK$'m** | **Capital expenditure HK$'m** |
| Hong Kong | **912,699** | **833,480** | **172,404** | **20,679** | **726** |
| Mainland China | **15,525** | **8,122** | **15,189** | **609** | **9** |
| Others | **729** | **711** | **188** | **21** | **1** |
| | **928,953** | **842,313** | **187,781** | **21,309** | **736** |

| | 2005 | | | | |
|---|---|---|---|---|---|
| | Total assets HK$'m | Total liabilities HK$'m | Contingent liabilities and commitments HK$'m | Net operating income before loan impairment allowances HK$'m | Capital expenditure HK$'m |
| Hong Kong | 808,614 | 744,413 | 146,072 | 17,650 | 562 |
| Mainland China | 21,838 | 4,508 | 15,498 | 500 | 7 |
| Others | 550 | 368 | 112 | 24 | – |
| | 831,002 | 749,289 | 161,682 | 18,174 | 569 |

## 4. Financial risk management (continued)

### *(B) Currency risk*

Tables below summarise the Group's exposure to foreign currency exchange rate risk as at 31 December. Included in the tables are the Group's assets and liabilities at carrying amounts in HK$ equivalent, categorised by the original currency.

| | 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Renminbi HK$'m | US Dollars HK$'m | HK Dollars HK$'m | EURO HK$'m | Japanese Yen HK$'m | Pound Sterling HK$'m | Others HK$'m | Total HK$'m |
| **Assets** | | | | | | | | |
| Cash and balances with banks and other financial institutions | 24,474 | 3,365 | 2,676 | 126 | 183 | 56 | 93 | 30,973 |
| Placements with banks and other financial institutions | 707 | 35,142 | 89,781 | 947 | 497 | 768 | 2,794 | 130,636 |
| Trading securities and other financial instruments at fair value through profit or loss | - | 8,598 | 17,644 | 1,041 | - | - | 1,011 | 28,294 |
| Derivative financial instruments | - | 203 | 7,190 | - | - | - | - | 7,393 |
| Hong Kong SAR Government certificates of indebtedness | - | - | 34,750 | - | - | - | - | 34,750 |
| Advances and other accounts | 4,559 | 54,737 | 285,796 | 2,505 | 1,678 | 1,001 | 2,582 | 352,858 |
| Available-for-sale securities | - | 58,627 | 29,012 | 4,200 | - | 2,118 | 6,432 | 100,389 |
| Held-to-maturity securities | - | 98,960 | 45,780 | 3,815 | - | 1,790 | 15,243 | 165,588 |
| Loans and receivables | - | 2,556 | 32,909 | - | - | 302 | 347 | 36,114 |
| Interests in associates | - | - | 60 | - | - | - | - | 60 |
| Properties, plant and equipment | 69 | 1 | 19,670 | - | - | - | - | 19,740 |
| Investment properties | - | - | 7,481 | - | - | - | - | 7,481 |
| Other assets (including deferred tax assets) | 59 | 294 | 13,818 | 99 | 122 | 85 | 200 | 14,677 |
| **Total assets** | 29,868 | 262,483 | 586,567 | 12,733 | 2,480 | 6,120 | 28,702 | 928,953 |
| **Liabilities** | | | | | | | | |
| Hong Kong SAR currency notes in circulation | - | - | 34,750 | - | - | - | - | 34,750 |
| Deposits and balances of banks and other financial institutions | 17,198 | 16,587 | 12,590 | 1,112 | 415 | 97 | 1,035 | 49,034 |
| Trading liabilities and other financial instruments at fair value through profit or loss | - | 3,342 | 9,287 | - | - | - | - | 12,629 |
| Derivative financial instruments | - | 450 | 3,602 | - | - | - | - | 4,052 |
| Deposits from customers | 10,994 | 143,913 | 485,066 | 5,893 | 3,609 | 11,968 | 33,248 | 694,691 |
| Certificates of deposit issued | - | 987 | 1,511 | - | - | - | - | 2,498 |
| Insurance contract liabilities | - | 2,130 | 12,109 | - | - | - | - | 14,239 |
| Other accounts and provisions (including current and deferred tax liabilities) | 451 | 8,369 | 20,497 | 274 | 131 | 92 | 606 | 30,420 |
| **Total liabilities** | 28,643 | 175,778 | 579,412 | 7,279 | 4,155 | 12,157 | 34,889 | 842,313 |
| Net on-balance sheet position | 1,225 | 86,705 | 7,155 | 5,454 | (1,675) | (6,037) | (6,187) | 86,640 |
| Off-balance sheet net notional position* | 54 | (83,503) | 77,982 | (5,501) | 1,817 | 6,012 | 6,433 | 3,294 |
| Contingent liabilities and commitments | 2,666 | 42,196 | 137,875 | 2,643 | 527 | 117 | 1,757 | 187,781 |

* Off-balance sheet net notional position represents the net notional amounts of foreign currency derivative financial instruments, which are principally used to reduce the Group's exposure to currency movements.

## 4. Financial risk management (continued)

### (B) Currency risk (continued)

| | 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Renminbi HK$'m | US Dollars HK$'m | HK Dollars HK$'m | EURO HK$'m | Japanese Yen HK$'m | Pound Sterling HK$'m | Others HK$'m | Total HK$'m |
| **Assets** | | | | | | | | |
| Cash and balances with banks and other financial institutions | 22,730 | 4,752 | 2,697 | 153 | 154 | 103 | 115 | 30,704 |
| Placements with banks and other financial institutions | 262 | 35,833 | 82,389 | 371 | - | 3,064 | 3,943 | 125,862 |
| Trading securities and other financial instruments at fair value through profit or loss | - | 6,549 | 11,099 | 1,209 | - | - | 1,508 | 20,365 |
| Derivative financial instruments | - | 874 | 4,310 | - | - | - | - | 5,184 |
| Hong Kong SAR Government certificates of indebtedness | - | - | 32,630 | - | - | - | - | 32,630 |
| Advances and other accounts | 1,961 | 47,896 | 279,042 | 3,738 | 2,423 | 831 | 2,512 | 338,403 |
| Available-for-sale securities | - | 26,033 | 19,283 | 2,414 | - | 1,011 | 3,502 | 52,243 |
| Held-to-maturity securities | - | 101,694 | 57,640 | 4,003 | 243 | 1,288 | 13,653 | 178,521 |
| Loans and receivables | - | 1,704 | 9,778 | - | - | - | 1,598 | 13,080 |
| Interests in associates | - | - | 61 | - | - | - | - | 61 |
| Properties, plant and equipment | 61 | - | 18,430 | - | - | - | - | 18,491 |
| Investment properties | - | - | 7,626 | - | - | - | - | 7,626 |
| Other assets (including deferred tax assets) | 19 | 744 | 7,025 | - | - | 9 | 35 | 7,832 |
| **Total assets** | 25,033 | 226,079 | 532,010 | 11,888 | 2,820 | 6,306 | 26,866 | 831,002 |
| **Liabilities** | | | | | | | | |
| Hong Kong SAR currency notes in circulation | - | - | 32,630 | - | - | - | - | 32,630 |
| Deposits and balances of banks and other financial institutions | 14,150 | 9,245 | 12,507 | 247 | 3,389 | 63 | 1,054 | 40,655 |
| Trading liabilities and other financial instruments at fair value through profit or loss | - | 2,746 | 5,178 | - | - | - | - | 7,924 |
| Derivative financial instruments | - | 840 | 3,353 | - | - | - | - | 4,193 |
| Deposits from customers | 9,210 | 132,105 | 427,160 | 6,787 | 2,693 | 13,199 | 41,504 | 632,658 |
| Certificates of deposit issued | - | 1,325 | 2,640 | - | - | - | - | 3,965 |
| Insurance contract liabilities | - | 1,019 | 6,949 | - | - | - | - | 7,968 |
| Other accounts and provisions (including current and deferred tax liabilities) | 629 | 5,879 | 11,253 | 222 | 131 | 196 | 986 | 19,296 |
| **Total liabilities** | 23,989 | 153,159 | 501,670 | 7,256 | 6,213 | 13,458 | 43,544 | 749,289 |
| Net on-balance sheet position | 1,044 | 72,920 | 30,340 | 4,632 | (3,393) | (7,152) | (16,678) | 81,713 |
| Off-balance sheet net notional position | (5) | (68,875) | 48,257 | (4,575) | 3,392 | 7,146 | 16,811 | 2,151 |
| Contingent liabilities and commitments | 1,558 | 34,600 | 121,423 | 1,945 | 812 | 50 | 1,294 | 161,682 |

## 4. Financial risk management (continued)

### *(C) Interest rate risk*

Tables below summarise the Group's exposure to interest rate risk as at 31 December. Included in the tables are the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. The carrying amounts of derivative financial instruments which are principally used to reduce the Group's exposure to interest rate movements are under the column captioned 'Non-interest bearing'.

| | 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Up to 1 month HK$'m | 1-3 months HK$'m | 3-12 months HK$'m | 1-5 years HK$'m | Over 5 years HK$'m | Non-interest bearing HK$'m | Total HK$'m |
| **Assets** | | | | | | | |
| Cash and balances with banks and other financial institutions | 24,894 | - | - | - | - | 6,079 | 30,973 |
| Placements with banks and other financial institutions | 74,263 | 47,717 | 8,656 | - | - | - | 130,636 |
| Trading securities and other financial instruments at fair value through profit or loss | 4,623 | 4,729 | 1,829 | 3,243 | 11,977 | 1,893 | 28,294 |
| Derivative financial instruments | - | - | - | - | - | 7,393 | 7,393 |
| Hong Kong SAR Government certificates of indebtedness | - | - | - | - | - | 34,750 | 34,750 |
| Advances and other accounts | 303,273 | 32,873 | 11,096 | 2,487 | 420 | 2,709 | 352,853 |
| Available-for-sale securities | 5,578 | 14,102 | 5,402 | 27,529 | 47,728 | 50 | 100,389 |
| Held-to-maturity securities | 25,050 | 38,721 | 32,265 | 41,105 | 28,447 | - | 165,588 |
| Loans and receivables | 2,429 | 12,753 | 20,932 | - | - | - | 36,114 |
| Interests in associates | - | - | - | - | - | 60 | 60 |
| Properties, plant and equipment | - | - | - | - | - | 19,740 | 19,740 |
| Investment properties | - | - | - | - | - | 7,481 | 7,481 |
| Other assets (including deferred tax assets) | - | - | - | - | - | 14,677 | 14,677 |
| **Total assets** | 440,110 | 150,895 | 80,180 | 74,364 | 88,572 | 94,832 | 928,953 |
| **Liabilities** | | | | | | | |
| Hong Kong SAR currency notes in circulation | - | - | - | - | - | 34,750 | 34,750 |
| Deposits and balances of banks and other financial institutions | 44,271 | 955 | 2,692 | - | - | 1,116 | 49,034 |
| Trading liabilities and other financial instruments at fair value through profit or loss | 6,025 | 3,603 | 2,946 | 55 | - | - | 12,629 |
| Derivative financial instruments | - | - | - | - | - | 4,052 | 4,052 |
| Deposits from customers | 565,717 | 77,894 | 21,891 | 996 | 18 | 28,175 | 694,691 |
| Certificates of deposit issued | - | - | 514 | 1,984 | - | - | 2,498 |
| Insurance contract liabilities | - | - | - | - | - | 14,239 | 14,239 |
| Other accounts and provisions (including current and deferred tax liabilities) | 6,298 | 99 | - | - | - | 24,023 | 30,420 |
| **Total liabilities** | 622,311 | 82,551 | 28,043 | 3,035 | 18 | 106,355 | 842,313 |
| Interest sensitivity gap | (182,201) | 68,344 | 52,137 | 71,329 | 88,554 | (11,523) | 86,640 |

## 4. Financial risk management (continued)

### *(C) Interest rate risk (continued)*

| | 2005 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Up to 1 month HK$'m | 1-3 months HK$'m | 3-12 months HK$'m | 1-5 years HK$'m | Over 5 years HK$'m | Non-interest bearing HK$'m | Total HK$'m |
| **Assets** | | | | | | | |
| Cash and balances with banks and other financial institutions | 26,846 | – | – | – | – | 3,858 | 30,704 |
| Placements with banks and other financial institutions | 78,240 | 40,141 | 7,479 | – | – | 2 | 125,862 |
| Trading securities and other financial instruments at fair value through profit or loss | 3,243 | 3,908 | 2,015 | 3,495 | 7,348 | 356 | 20,365 |
| Derivative financial instruments | – | – | – | – | – | 5,184 | 5,184 |
| Hong Kong SAR Government certificates of indebtedness | – | – | – | – | – | 32,630 | 32,630 |
| Advances and other accounts | 276,408 | 40,833 | 12,770 | 4,715 | 474 | 3,203 | 338,403 |
| Available-for-sale securities | 4,976 | 7,574 | 1,930 | 20,547 | 17,160 | 56 | 52,243 |
| Held-to-maturity securities | 27,990 | 46,049 | 34,953 | 53,587 | 15,942 | – | 178,521 |
| Loans and receivables | 3,466 | 3,351 | 6,263 | – | – | – | 13,080 |
| Interests in associates | – | – | – | – | – | 61 | 61 |
| Properties, plant and equipment | – | – | – | – | – | 18,491 | 18,491 |
| Investment properties | – | – | – | – | – | 7,626 | 7,626 |
| Other assets (including deferred tax assets) | – | – | – | – | – | 7,832 | 7,832 |
| **Total assets** | 421,169 | 141,856 | 65,410 | 82,344 | 40,924 | 79,299 | 831,002 |
| **Liabilities** | | | | | | | |
| Hong Kong SAR currency notes in circulation | – | – | – | – | – | 32,630 | 32,630 |
| Deposits and balances of banks and other financial institutions | 34,444 | 1,709 | 3,015 | – | – | 1,487 | 40,655 |
| Trading liabilities and other financial instruments at fair value through profit or loss | 1,725 | 2,097 | 1,310 | 2,792 | – | – | 7,924 |
| Derivative financial instruments | – | – | – | – | – | 4,193 | 4,193 |
| Deposits from customers | 454,663 | 131,904 | 21,937 | 1,478 | – | 22,676 | 632,658 |
| Certificates of deposit issued | – | 250 | 2,378 | 1,337 | – | – | 3,965 |
| Insurance contract liabilities | – | – | – | – | – | 7,968 | 7,968 |
| Other accounts and provisions (including current and deferred tax liabilities) | 4,911 | – | – | – | – | 14,385 | 19,296 |
| **Total liabilities** | 495,743 | 135,960 | 28,640 | 5,607 | – | 83,339 | 749,289 |
| Interest sensitivity gap | (74,574) | 5,896 | 36,770 | 76,737 | 40,924 | (4,040) | 81,713 |

## 4. Financial risk management (continued)

### (C) *Interest rate risk (continued)*

Tables below summarise the effective interest rate by major currencies for monetary financial instruments not carried at fair value through profit or loss subject to interest rate risk as at 31 December:

| | 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Renminbi<br>% | US Dollars<br>% | HK Dollars<br>% | EURO<br>% | Japanese Yen<br>% | Pound Sterling<br>% |
| **Assets** | | | | | | |
| Cash and balances with banks and other financial institutions | 1.00 | 3.25 | 0.96 | 2.11 | 0.09 | 2.04 |
| Placements with banks and other financial institutions | 1.87 | 5.23 | 4.06 | 3.63 | 0.32 | 5.34 |
| Advances to customers | 5.86 | 6.25 | 5.21 | 4.92 | 1.61 | 5.47 |
| Advances to banks and other financial institutions | - | 5.57 | 4.12 | 3.78 | 0.72 | - |
| Available-for-sale securities | - | 5.62 | 3.99 | 3.47 | - | 5.19 |
| Held-to-maturity securities | - | 4.91 | 4.17 | 3.57 | - | 5.50 |
| Loans and receivables | - | 5.30 | 3.90 | - | - | 4.70 |
| **Liabilities** | | | | | | |
| Deposits and balances of banks and other financial institutions | 1.25 | 5.11 | 3.64 | 3.60 | 0.24 | 5.23 |
| Deposits from customers | 0.75 | 3.78 | 3.01 | 2.01 | - | 3.63 |
| Certificates of deposit issued | - | 3.39 | 3.63 | - | - | - |

| | 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Renminbi<br>% | US Dollars<br>% | HK Dollars<br>% | EURO<br>% | Japanese Yen<br>% | Pound Sterling<br>% |
| **Assets** | | | | | | |
| Cash and balances with banks and other financial institutions | 0.99 | 3.34 | 0.83 | 0.82 | - | 1.35 |
| Placements with banks and other financial institutions | 1.05 | 4.22 | 4.10 | 2.40 | - | 4.58 |
| Advances to customers | 5.01 | 5.17 | 5.32 | 3.30 | 1.22 | 4.74 |
| Advances to banks and other financial institutions | - | 4.38 | 4.31 | - | 0.27 | - |
| Available-for-sale securities | - | 4.92 | 3.81 | 2.91 | - | 4.61 |
| Held-to-maturity securities | - | 4.12 | 4.03 | 2.92 | 0.23 | 4.68 |
| Loans and receivables | - | 4.15 | 3.92 | - | - | - |
| **Liabilities** | | | | | | |
| Deposits and balances of banks and other financial institutions | 0.96 | 4.03 | 3.79 | 2.35 | 0.05 | 4.28 |
| Deposits from customers | 0.65 | 3.02 | 3.04 | 1.16 | - | 3.05 |
| Certificates of deposit issued | - | 3.02 | 3.05 | - | - | - |

## 4. Financial risk management (continued)

### *(D) Liquidity risk*

Tables below analyse assets and liabilities of the Group as at 31 December into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

| | 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | On demand HK$'m | Up to 1 month HK$'m | 1-3 months HK$'m | 3-12 months HK$'m | 1-5 years HK$'m | Over 5 years HK$'m | Undated HK$'m | Total HK$'m |
| **Assets** | | | | | | | | |
| Cash and balances with banks and other financial institutions | 30,973 | - | - | - | - | - | - | 30,973 |
| Placements with banks and other financial institutions | - | 74,263 | 47,717 | 8,656 | - | - | - | 130,636 |
| Trading securities and other financial instruments at fair value through profit or loss | | | | | | | | |
| – debt securities | | | | | | | | |
| – certificates of deposit held | - | 10 | 104 | 279 | 875 | 1,454 | - | 2,722 |
| – others | - | 1,331 | 2,345 | 3,717 | 5,462 | 11,719 | 675 | 25,249 |
| – equity securities | - | - | - | - | - | - | 323 | 323 |
| Derivative financial instruments | 6,218 | 537 | 217 | 109 | 274 | 38 | - | 7,393 |
| Hong Kong SAR Government certificates of indebtedness | 34,750 | - | - | - | - | - | - | 34,750 |
| Advances and other accounts | | | | | | | | |
| – advances to customers | 28,497 | 8,085 | 15,471 | 39,287 | 136,122 | 116,931 | 1,594 | 345,987 |
| – trade bills | 76 | 1,670 | 1,030 | 350 | - | - | 2 | 3,128 |
| – advances to banks and other financial institutions | - | - | 156 | 940 | 2,647 | - | - | 3,743 |
| Available-for-sale securities | | | | | | | | |
| – debt securities | | | | | | | | |
| – certificates of deposit held | - | 157 | - | 2,512 | 5,479 | - | - | 8,148 |
| – others | - | 1,735 | 5,643 | 4,101 | 30,893 | 49,819 | - | 92,191 |
| – equity securities | - | - | - | - | - | - | 50 | 50 |
| Held-to-maturity securities | | | | | | | | |
| – debt securities | | | | | | | | |
| – certificates of deposit held | - | 1,600 | 1,205 | 3,176 | 3,386 | - | - | 9,367 |
| – others | - | 3,759 | 7,700 | 35,308 | 79,067 | 30,387 | - | 156,221 |
| Loans and receivables | - | 2,429 | 12,753 | 20,932 | - | - | - | 36,114 |
| Interests in associates | - | - | - | - | - | - | 60 | 60 |
| Properties, plant and equipment | - | - | - | - | - | - | 19,740 | 19,740 |
| Investment properties | - | - | - | - | - | - | 7,481 | 7,481 |
| Other assets (including deferred tax assets) | 4,185 | 9,773 | 2 | 247 | 131 | 163 | 176 | 14,677 |
| **Total assets** | 104,699 | 105,349 | 94,343 | 119,614 | 264,336 | 210,511 | 30,101 | 928,953 |
| **Liabilities** | | | | | | | | |
| Hong Kong SAR currency notes in circulation | 34,750 | - | - | - | - | - | - | 34,750 |
| Deposits and balances of banks and other financial institutions | 20,982 | 24,405 | 955 | 2,692 | - | - | - | 49,034 |
| Trading liabilities and other financial instruments at fair value through profit or loss | - | 1,922 | 1,810 | 5,443 | 3,152 | 302 | - | 12,629 |
| Derivative financial instruments | 2,963 | 231 | 86 | 90 | 590 | 92 | - | 4,052 |
| Deposits from customers | 289,650 | 304,216 | 77,585 | 22,272 | 950 | 18 | - | 694,691 |
| Certificates of deposit issued | - | - | - | 514 | 1,984 | - | - | 2,498 |
| Insurance contract liabilities | - | - | - | - | - | 14,239 | - | 14,239 |
| Other accounts and provisions (including current and deferred tax liabilities) | 13,919 | 9,615 | 1,226 | 1,253 | 3,963 | - | 444 | 30,420 |
| **Total liabilities** | 362,264 | 340,389 | 81,662 | 32,264 | 10,639 | 14,651 | 444 | 842,313 |
| Net liquidity gap | (257,565) | (235,040) | 12,681 | 87,350 | 253,697 | 195,860 | 29,657 | 86,640 |

## 4. Financial risk management (continued)

### *(D) Liquidity risk (continued)*

| | 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | On demand HK$'m | Up to 1 month HK$'m | 1-3 months HK$'m | 3-12 months HK$'m | 1-5 years HK$'m | Over 5 years HK$'m | Undated HK$'m | Total HK$'m |
| **Assets** | | | | | | | | |
| Cash and balances with banks and other financial institutions | 30,704 | - | - | - | - | - | - | 30,704 |
| Placements with banks and other financial institutions | - | 78,251 | 40,145 | 7,466 | - | - | - | 125,862 |
| Trading securities and other financial instruments at fair value through profit or loss | | | | | | | | |
| - debt securities | | | | | | | | |
| - certificates of deposit held | - | - | 114 | 60 | 963 | 761 | - | 1,898 |
| - others | - | 140 | 1,320 | 2,001 | 7,502 | 7,172 | - | 18,135 |
| - equity securities | - | - | - | - | - | - | 332 | 332 |
| Derivative financial instruments | 4,576 | 198 | 227 | 54 | 98 | 31 | - | 5,184 |
| Hong Kong SAR Government certificates of indebtedness | 32,630 | - | - | - | - | - | - | 32,630 |
| Advances and other accounts | | | | | | | | |
| - advances to customers | 25,368 | 6,710 | 16,133 | 31,534 | 132,520 | 118,015 | 2,029 | 332,309 |
| - trade bills | 101 | 1,125 | 1,460 | 353 | - | - | - | 3,039 |
| - advances to banks and other financial institutions | 102 | 164 | 267 | 376 | 2,146 | - | - | 3,055 |
| Available-for-sale securities | | | | | | | | |
| - debt securities | | | | | | | | |
| - certificates of deposit held | - | 101 | 200 | 356 | 3,521 | - | - | 4,178 |
| - others | - | 1,609 | 2,598 | 1,673 | 23,680 | 18,449 | - | 48,009 |
| - equity securities | - | - | - | - | - | - | 56 | 56 |
| Held-to-maturity securities | | | | | | | | |
| - debt securities | | | | | | | | |
| - certificates of deposit held | - | 884 | 3,846 | 4,430 | 5,117 | 202 | - | 14,479 |
| - others | - | 1,005 | 6,088 | 27,278 | 111,417 | 18,254 | - | 164,042 |
| Loans and receivables | - | 3,466 | 3,351 | 6,263 | - | - | - | 13,080 |
| Interests in associates | - | - | - | - | - | - | 61 | 61 |
| Properties, plant and equipment | - | - | - | - | - | - | 18,491 | 18,491 |
| Investment properties | - | - | - | - | - | - | 7,626 | 7,626 |
| Other assets (including deferred tax assets) | 6,014 | 1,389 | - | 239 | 111 | - | 79 | 7,832 |
| **Total assets** | 99,495 | 95,042 | 75,749 | 82,083 | 287,075 | 162,884 | 28,674 | 831,002 |
| **Liabilities** | | | | | | | | |
| Hong Kong SAR currency notes in circulation | 32,630 | - | - | - | - | - | - | 32,630 |
| Deposits and balances of banks and other financial institutions | 21,112 | 15,479 | 1,049 | 3,015 | - | - | - | 40,655 |
| Trading liabilities and other financial instruments at fair value through profit or loss | - | 641 | 1,411 | 1,750 | 3,560 | 562 | - | 7,924 |
| Derivative financial instruments | 2,601 | 427 | 146 | 239 | 616 | 164 | - | 4,193 |
| Deposits from customers | 247,534 | 229,779 | 131,900 | 21,939 | 1,506 | - | - | 632,658 |
| Certificates of deposit issued | - | - | - | 2,336 | 1,629 | - | - | 3,965 |
| Insurance contract liabilities | - | - | - | - | - | 7,968 | - | 7,968 |
| Other accounts and provisions (including current and deferred tax liabilities) | 12,034 | 1,602 | 1,034 | 1,045 | 3,131 | 1 | 449 | 19,296 |
| **Total liabilities** | 315,911 | 247,928 | 135,540 | 30,324 | 10,442 | 8,695 | 449 | 749,289 |
| Net liquidity gap | (216,416) | (152,886) | (59,791) | 51,759 | 276,633 | 154,189 | 28,225 | 81,713 |

## 4. Financial risk management (continued)

### *(D) Liquidity risk (continued)*

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated after deduction of provisions, if any.

The analysis of debt securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

### *(E) Fair values of financial assets and liabilities*

Fair value estimates are made at a specific point in time based on relevant market information and information about various financial instruments. The following methods and assumptions have been used to estimate the fair value of each class of financial instrument as far as practicable.

**Balances with banks and other financial institutions and Trade bills**

The maturities of these financial assets and liabilities are within one year and the carrying value approximates fair value.

**Advances to customers, banks and other financial institutions**

Substantially all the advances to customers, banks and other financial institutions are on floating rate terms, bear interest at prevailing market interest rates and their carrying value approximates fair value.

**Held-to-maturity securities**

Fair value for held-to-maturity securities is based on market prices or broker/dealer price quotations. Where this information is not available, fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics. Their carrying value approximates fair value.

**Loans and receivables and Certificates of deposit issued**

A discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity and their carrying value approximates fair value.

**Deposits from customers**

Substantially all the deposits from customers mature within one year from balance sheet date and their carrying value approximates fair value.

## 4. Financial risk management (continued)

### *(F) Fiduciary activities*

The Group provides custody, trustee and investment management services to third parties which involve the Group providing both settlement functions and book keeping services to the beneficiaries. Those assets that are held in a fiduciary capacity are not included in these financial statements. As at 31 December 2006, the Group had a balance of securities custody accounts amounting to approximately HK$224,000 million (2005: HK$175,412 million).

## 5. Net interest income

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| **Interest income** | | |
| Cash and due from banks and other financial institutions | **6,915** | 3,963 |
| Advances to customers | **18,871** | 13,177 |
| Listed investments | **2,463** | 2,044 |
| Unlisted investments | **11,449** | 6,354 |
| Others | **573** | 639 |
| | **40,271** | 26,177 |
| **Interest expense** | | |
| Due to banks, customers and other financial institutions | **(23,256)** | (12,298) |
| Debt securities in issue | **(112)** | (112) |
| Others | **(1,068)** | (643) |
| | **(24,436)** | (13,053) |
| **Net interest income** | **15,835** | 13,124 |

Included within interest income is HK$88 million (2005: HK$128 million) of interest with respect to income recognised on advances classified as impaired for the year ended 31 December 2006.

Included within interest income and interest expense are HK$39,167 million (2005: HK$25,806 million) and HK$23,646 million (2005: HK$12,763 million) for financial assets and financial liabilities that are not recognised at fair value through profit or loss respectively.

## 6. Net fees and commission income

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| **Fees and commission income** | | |
| Securities brokerage | **1,488** | 834 |
| Credit cards | **807** | 737 |
| Bills commissions | **537** | 532 |
| Loan commissions | **273** | 263 |
| Payment services | **418** | 381 |
| Insurance | **142** | 205 |
| Asset management | **317** | 203 |
| Trust services | **118** | 107 |
| Guarantees | **44** | 43 |
| Others | | |
| – safe deposit box | **181** | 169 |
| – currency exchange | **117** | 102 |
| – low deposit balance accounts | **42** | 45 |
| – BOC cards | **29** | 32 |
| – dormant accounts | **24** | 25 |
| – agency services | **14** | 12 |
| – postage and telegrams | **28** | 27 |
| – information search | **39** | 37 |
| – correspondent banking | **31** | 19 |
| – RMB business | **77** | 43 |
| – sundries | **259** | 190 |
| | **4,985** | 4,006 |
| **Fees and commission expenses** | **(1,268)** | (1,061) |
| **Net fees and commission income** | **3,717** | 2,945 |

## 7. Net trading income

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Net gain/(loss) from: | | |
| – foreign exchange and foreign exchange products | **1,114** | 1,414 |
| – interest rate instruments | **563** | (40) |
| – equity instruments | **133** | 20 |
| – commodities | **78** | 52 |
| | **1,888** | 1,446 |

Foreign exchange net trading income includes gains and losses from forward and futures contracts, options, swaps and translation of foreign currency assets and liabilities.

## 8. Net loss on investments in securities

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Net gain/(loss) from early redemption of held-to-maturity securities | **2** | (4) |
| Net loss from disposal of available-for-sale securities | **(7)** | (104) |
| Reversal of impairment losses on held-to-maturity securities | **-** | 12 |
| | **(5)** | (96) |

## 9. Net insurance premium income

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Gross earned premiums | **6,203** | 3,636 |
| Less: Gross written premiums ceded to reinsurers | **(8)** | (6) |
| Net insurance premium income | **6,195** | 3,630 |

## 10. Other operating income

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Dividend income from investments in securities | | |
| - unlisted investments | **21** | 14 |
| Gross rental income from investment properties | **213** | 196 |
| Less: Outgoings in respect of investment properties | **(56)** | (62) |
| Reversal of impairment losses on interests in associates | **-** | 4 |
| Write-back of restructuring provisions | **-** | 209 |
| Net loss on disposal of subsidiaries | **-** | (10) |
| Others | **156** | 136 |
| | **334** | 487 |

Included in the "Outgoings in respect of investment properties" is HK$9 million (2005: HK$18 million) of direct operating expenses related to investment properties that were not let during the year.

## 11. Net insurance benefits and claims

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Claims, benefits and surrenders paid | **400** | 515 |
| Movement in liabilities | **6,256** | 2,848 |
| Gross claims, benefits and surrenders paid and movement in liabilities | **6,656** | 3,363 |
| Less: Reinsurers' share of claims, benefits and surrenders paid | **(1)** | (1) |
| Net insurance claims, benefits and surrenders paid and movement in liabilities | **6,655** | 3,362 |

## 12. Reversal of loan impairment allowances

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Net reversal of loan impairment allowances | | |
| – Individually assessed | **1,719** | 1,377 |
| – Collectively assessed | **71** | 1,268 |
| | **1,790** | 2,645 |
| Of which | | |
| – new allowances | **(841)** | (1,315) |
| – releases | **516** | 2,321 |
| – recoveries (Note 29) | **2,115** | 1,639 |
| Net credit to income statement (Note 29) | **1,790** | 2,645 |

## 13. Operating expenses

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Staff costs (including directors' emoluments) | | |
| – salaries and other costs | **3,714** | 3,239 |
| – termination benefit | **15** | 1 |
| – pension cost | **275** | 253 |
| | **4,004** | 3,493 |
| Premises and equipment expenses (excluding depreciation) | | |
| – rental of premises | **308** | 252 |
| – information technology | **344** | 283 |
| – others | **216** | 205 |
| | **868** | 740 |
| Depreciation | **671** | 563 |
| Auditors' remuneration | | |
| – audit services | **29** | 27 |
| – non-audit services | **8** | 8 |
| Other operating expenses | **978** | 935 |
| | **6,558** | 5,771 |

## 14. Net (loss)/gain from disposal/revaluation of properties, plant and equipment

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Net gain/(loss) on disposal of premises | **9** | (3) |
| Net loss on disposal of other fixed assets | **(24)** | (14) |
| Net (loss)/gain on revaluation of premises (Note 35) | **(1)** | 63 |
| Reversal of impairment losses on premises (Note 35) | **8** | 5 |
| Impairment losses on other fixed assets (Note 35) | **(4)** | (1) |
| | **(12)** | 50 |

## 15. Net gain from disposal of/fair value adjustments on investment properties

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Net gain on disposal of investment properties | **31** | 14 |
| Net gain on fair value adjustments on investment properties (Note 36) | **574** | 1,386 |
| | **605** | 1,400 |

## 16. Taxation

Taxation in the income statement represents:

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Hong Kong profits tax | | |
| – current year taxation | **2,632** | 2,282 |
| – under/(over)-provision in prior years | **3** | (34) |
| Deferred tax charge | **152** | 359 |
| | **2,787** | 2,607 |
| Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships | **–** | (3) |
| | **2,787** | 2,604 |
| Investments in partnerships written off | **–** | 3 |
| Hong Kong profits tax | **2,787** | 2,607 |
| Overseas taxation | **68** | 39 |
| | **2,855** | 2,646 |

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The Group has no outstanding investments in aircraft leasing and coupon strip transactions involving special purpose partnerships as at 31 December 2006 (2005: HK$165 million).

The total assets and liabilities of the aforementioned partnerships are as follows:

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Assets | **–** | 589 |
| Liabilities | **–** | 433 |

## 16. Taxation (continued)

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Profit before taxation | **17,139** | 16,502 |
| Calculated at a taxation rate of 17.5% (2005: 17.5%) | **2,999** | 2,888 |
| Effect of different taxation rates in other countries | **(10)** | (19) |
| Income not subject to taxation | **(223)** | (184) |
| Expenses not deductible for taxation purposes | **92** | 83 |
| Tax losses not recognised | **1** | 10 |
| Utilisation of previously unrecognised tax losses | **(7)** | (93) |
| Under/(Over)-provision in prior years | **3** | (34) |
| Taxation charge | **2,855** | 2,646 |
| Effective tax rate | **16.7%** | 16.0% |

## 17. Profit attributable to equity holders of the Company

The profit of the Company for the year ended 31 December 2006 attributable to equity holders of the Company and dealt with in the financial statements of the Company amounted to HK$9,371 million (2005: HK$8,300 million).

## 18. Dividends

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Per share HK$ | Total HK$'m | Per share HK$ | Total HK$'m |
| Interim dividend paid | **0.401** | **4,240** | 0.328 | 3,468 |
| Proposed final dividend | **0.447** | **4,726** | 0.480 | 5,075 |
| | **0.848** | **8,966** | 0.808 | 8,543 |

At a meeting held on 29 August 2006, the Board declared an interim dividend of HK$0.401 per ordinary share for the first half of 2006 amounting to approximately HK$4,240 million.

At a meeting held on 22 March 2007, the Board proposed to declare a final dividend of HK$0.447 per ordinary share for the year ended 31 December 2006 amounting to approximately HK$4,726 million. This declared final dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2007.

## 19. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2006 of approximately HK$14,007 million (2005: HK$13,596 million) and on the ordinary shares in issue of 10,572,780,266 shares (2005: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2006 (2005: Nil).

## 20. Retirement benefit costs

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Schemes Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the year ended 31 December 2006 amounted to approximately HK$240 million (2005: approximately HK$225 million), after a deduction of forfeited contributions of approximately HK$19 million (2005: approximately HK$23 million). For the MPF Scheme, the Group contributed approximately HK$21 million (2005: approximately HK$15 million) for the year ended 31 December 2006.

## 21. Share option schemes

### (a) *Share Option Scheme and Sharesave Plan*

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the year 2006 (2005: Nil).

### (b) *Pre-Listing Share Option Scheme*

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group and employees of BOC were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company. The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002.

## 21. Share option schemes (continued)

### (b) *Pre-Listing Share Option Scheme (continued)*

Details of the share options outstanding as at 31 December 2006 are disclosed as follows:

| | Directors | Senior management | Others* | Total number of share options | Average exercise price (HK$ per share) |
|---|---|---|---|---|---|
| At 1 January 2006 | **8,459,100** | **8,302,650** | **1,446,000** | **18,207,750** | **8.5** |
| Less: Share options exercised during the year | **-** | **(4,278,700)** | **-** | **(4,278,700)** | **8.5** |
| Less: Share options lapsed during the year | **-** | **(43,500)** | **-** | **(43,500)** | **8.5** |
| At 31 December 2006 | **8,459,100** | **3,980,450** | **1,446,000** | **13,885,550** | **8.5** |
| Exercisable at 31 December 2006 | **8,459,100** | **3,980,450** | **1,446,000** | **13,885,550** | **8.5** |
| At 1 January 2005 | 8,459,100 | 10,532,700 | 1,446,000 | 20,437,800 | 8.5 |
| Less: Share options exercised during the year | - | (2,121,550) | - | (2,121,550) | 8.5 |
| Less: Share options lapsed during the year | - | (108,500) | - | (108,500) | 8.5 |
| At 31 December 2005 | 8,459,100 | 8,302,650 | 1,446,000 | 18,207,750 | 8.5 |
| Exercisable at 31 December 2005 | 6,253,950 | 5,071,600 | 1,084,500 | 12,410,050 | 8.5 |

* Represented share options held by ex-directors of the Group.

Share options were exercised on a regular basis throughout the year, the weighted average share price during the year was HK$16.50 (2005: HK$15.01).

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. These options have a vesting period of four years (25% of the number of shares subject to such options will vest at the end of each year) from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

## 22. Directors' and senior management's emoluments

### (a) *Directors' emoluments*

Details of the emoluments paid to or receivable by the directors of the Company in respect of thei· services rendered for managing the subsidiaries within the Group during the year are as follows:

| For the year 2006 | Directors' fees HK$'000 | Basic salaries, allowances and benefits in kind HK$'000 | Bonus HK$'000 | Total HK$'000 |
|---|---|---|---|---|
| **Executive Director** | | | | |
| He Guangbei | 300 | 4,658 | 1,818 | 6,776 |
| **Non-executive Directors** | | | | |
| Xiao Gang | 222 | – | – | 222 |
| Sun Changji | 300 | – | – | 300 |
| Hua Qingshan | 300 | – | – | 300 |
| Li Zaohang | 250 | – | – | 250 |
| Zhou Zaiqun | 300 | – | – | 300 |
| Zhang Yanling | 250 | – | – | 250 |
| Fung Victor Kwok King* | 300 | – | – | 300 |
| Koh Beng Seng* | 272 | – | – | 272 |
| Shan Weijian* | 350 | – | – | 350 |
| Tung Chee Chen* | 300 | – | – | 300 |
| Tung Savio Wai-Hok* | 350 | – | – | 350 |
| Yang Linda Tsao* | 400 | – | – | 400 |
| | 3,894 | 4,658 | 1,818 | 10,370 |

## 22. Directors' and senior management's emoluments (continued)

### *(a) Directors' emoluments (continued)*

| For the year 2005 | Directors' fees HK$'000 | Basic salaries, allowances and benefits in kind HK$'000 | Bonus HK$'000 | Total HK$'000 |
|---|---|---|---|---|
| **Executive Director** | | | | |
| He Guangbei | 331 | 4,728 | 1,969 | 7,028 |
| **Non-executive Directors** | | | | |
| Xiao Gang | 300 | – | – | 300 |
| Sun Changji | 300 | – | – | 300 |
| Hua Qingshan | 254 | – | – | 254 |
| Li Zaohang | 250 | – | – | 250 |
| Zhou Zaiqun | 254 | – | – | 254 |
| Zhang Yanling | 250 | – | – | 250 |
| Fung Victor Kwok King* | 300 | – | – | 300 |
| Shan Weijian* | 350 | – | – | 350 |
| Tung Chee Chen* | 300 | – | – | 300 |
| Tung Savio Wai-Hok* | 29 | – | – | 29 |
| Yang Linda Tsao* | 263 | – | – | 263 |
| | 3,181 | 4,728 | 1,969 | 9,878 |

Note:

* Independent Non-executive Directors

In July 2002, options were granted to several directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme. Full details of the scheme are stated in Note 21(b). During the year, no options were exercised and no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the income statement.

For details of policies on directors' emoluments please refer to the Corporate Governance Report.

## 22. Directors' and senior management's emoluments (continued)

### (b) *Five highest paid individuals*

The five individuals whose emoluments were the highest in the Group for the year include 1 (2005: 1) director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 (2005: 4) individuals during the year are as follows:

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Basic salaries and allowances | **13** | 12 |
| Discretionary bonuses | **6** | 5 |
| Others (including pension contributions) | **1** | 1 |
| | **20** | 18 |

Emoluments of individuals were within the following bands:

| | **Number of individuals** | |
|---|---|---|
| | **2006** | 2005 |
| HK$3,000,001 – HK$3,500,000 | **–** | 1 |
| HK$3,500,001 – HK$4,000,000 | **1** | - |
| HK$4,000,001 – HK$4,500,000 | **1** | - |
| HK$4,500,001 – HK$5,000,000 | **–** | 2 |
| HK$5,000,001 – HK$5,500,000 | **–** | 1 |
| HK$5,500,001 – HK$6,000,000 | **1** | – |
| HK$6,000,001 – HK$6,500,000 | **1** | – |

During the year, no director waived any emoluments and the Group has not paid any emoluments to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

## 23. Cash and balances with banks and other financial institutions

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Cash | **2,981** | 3,032 |
| Balances with banks and other financial institutions | **27,992** | 27,672 |
| | **30,973** | 30,704 |

## 24. Placements with banks and other financial institutions

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Placements with banks and other financial institutions maturing within one month | **74,263** | 78,251 |
| Placements with banks and other financial institutions maturing between one and twelve months | **56,373** | 47,611 |
| | **130,636** | 125,862 |

## 25. Cash and short-term funds

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Cash and balances with banks and other financial institutions (Note 23) | **30,973** | 30,704 |
| Placements with banks and other financial institutions maturing within one month (Note 24) | **74,263** | 78,251 |
| Treasury bills | **11,282** | 6,821 |
| | **116,518** | 115,776 |

## 26. Trading securities and other financial instruments at fair value through profit or loss

| | Trading securities | | Other financial instruments at fair value through profit or loss | | Total | |
|---|---|---|---|---|---|---|
| | **2006 HK$'m** | 2005 HK$'m | **2006 HK$'m** | 2005 HK$'m | **2006 HK$'m** | 2005 HK$'m |
| At fair value | | | | | | |
| Debt securities | | | | | | |
| – Listed in Hong Kong | **262** | 409 | **908** | 775 | **1,170** | 1,184 |
| – Listed outside Hong Kong | **3,683** | 4,181 | **2,185** | 1,939 | **5,868** | 6,120 |
| | **3,945** | 4,590 | **3,093** | 2,714 | **7,038** | 7,304 |
| – Unlisted | **6,409** | 4,569 | **14,524** | 8,160 | **20,933** | 12,729 |
| | **10,354** | 9,159 | **17,617** | 10,874 | **27,971** | 20,033 |
| Equity securities | | | | | | |
| – Listed in Hong Kong | **19** | 18 | **262** | 311 | **281** | 329 |
| – Unlisted | **42** | – | **–** | 3 | **42** | 3 |
| | **61** | 18 | **262** | 314 | **323** | 332 |
| Total | **10,415** | 9,177 | **17,879** | 11,188 | **28,294** | 20,365 |

## 26. Trading securities and other financial instruments at fair value through profit or loss (continued)

Trading securities and other financial instruments at fair value through profit or loss are analysed by type of issuer as follows:

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Central governments and central banks | **4,073** | 2,525 |
| Public sector entities | **1,958** | 2,288 |
| Banks and other financial institutions | **20,020** | 13,118 |
| Corporate entities | **2,243** | 2,434 |
| | **28,294** | 20,365 |

Trading securities and other financial instruments at fair value through profit or loss are analysed as follows:

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Treasury bills | **3,616** | 1,550 |
| Certificates of deposit held | **2,722** | 1,898 |
| Other trading securities and financial instruments at fair value through profit or loss | **21,956** | 16,917 |
| | **28,294** | 20,365 |

## 27. Derivative financial instruments

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

## 27. Derivative financial instruments (continued)

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

The following is a summary of the contract/notional amounts of each significant type of derivative financial instrument:

| | **2006** | | | 2005 | | |
|---|---|---|---|---|---|---|
| | **Trading HK$'m** | **Hedging HK$'m** | **Total HK$'m** | Trading HK$'m | Hedging HK$'m | Total HK$'m |
| Exchange rate contracts | | | | | | |
| Spot and forward | **143,859** | **–** | **143,859** | 113,672 | – | 113,672 |
| Swaps | **170,792** | **–** | **170,792** | 177,871 | – | 177,871 |
| Foreign currency option contracts | | | | | | |
| – Options purchased | **1,479** | **–** | **1,479** | 2,227 | – | 2,227 |
| – Options written | **3,102** | **–** | **3,102** | 1,315 | – | 1,315 |
| | **319,232** | **–** | **319,232** | 295,085 | – | 295,085 |
| Interest rate contracts | | | | | | |
| Futures | **89** | **–** | **89** | 194 | – | 194 |
| Swaps | **33,362** | **544** | **33,906** | 29,310 | 194 | 29,504 |
| Interest rate option contracts | | | | | | |
| – Swaptions written | **31** | **–** | **31** | 1,153 | – | 1,153 |
| Other contracts | | | | | | |
| – Bond options written | **311** | **–** | **311** | 465 | – | 465 |
| | **33,793** | **544** | **34,337** | 31,122 | 194 | 31,316 |
| Bullion contracts | **7,330** | **–** | **7,330** | 17,808 | – | 17,808 |
| Equity contracts | **954** | **–** | **954** | 567 | – | 567 |
| Total | **361,309** | **544** | **361,853** | 344,582 | 194 | 344,776 |

Note: All derivatives held for hedging are designated as fair value hedges.

## 27. Derivative financial instruments (continued)

The following table summarises the fair values of each class of derivative financial instrument as at 31 December:

| | **2006** | | | 2005 | | |
|---|---|---|---|---|---|---|
| | **Trading HK$'m** | **Hedging HK$'m** | **Total HK$'m** | Trading HK$'m | Hedging HK$'m | Total HK$'m |
| **Fair value assets** | | | | | | |
| Exchange rate contracts | **6,806** | **–** | **6,806** | 4,167 | – | 4,167 |
| Interest rate contracts | **357** | **7** | **364** | 138 | 3 | 141 |
| Bullion contracts | **219** | **–** | **219** | 873 | – | 873 |
| Equity contracts | **4** | **–** | **4** | 3 | – | 3 |
| | **7,386** | **7** | **7,393** | 5,181 | 3 | 5,184 |
| **Fair value liabilities** | | | | | | |
| Exchange rate contracts | **2,809** | **–** | **2,809** | 2,329 | – | 2,329 |
| Interest rate contracts | **795** | **8** | **803** | 1,028 | 1 | 1,029 |
| Bullion contracts | **438** | **–** | **438** | 833 | – | 833 |
| Equity contracts | **2** | **–** | **2** | 2 | – | 2 |
| | **4,044** | **8** | **4,052** | 4,192 | 1 | 4,193 |

The replacement costs and credit risk weighted amounts of the above derivative financial instruments, which do not take into account the effects of bilateral netting arrangements are as follows:

| | **2006** | 2005 | **2006** | 2005 |
|---|---|---|---|---|
| | **Credit risk weighted amount** | | **Replacement cost** | |
| | **HK$'m** | HK$'m | **HK$'m** | HK$'m |
| Exchange rate contracts | **525** | 415 | **789** | 246 |
| Interest rate contracts | **47** | 49 | **91** | 85 |
| Bullion contracts | **19** | 11 | **219** | 873 |
| Equity contracts | **16** | 9 | **4** | 3 |
| | **607** | 484 | **1,103** | 1,207 |

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates and is calculated in accordance with the guidelines issued by the HKMA. Accrued interest has been excluded in the calculation.

Approximately 61% (2005: 65%) of the Group's transactions in derivative financial instruments contracts are conducted with other financial institutions.

## 28. Advances and other accounts

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| Corporate loans and advances | **220,390** | 205,705 |
| Personal loans and advances | **126,700** | 128,318 |
| Advances to customers | **347,090** | 334,023 |
| Loan impairment allowances | | |
| – Individually assessed | **(546)** | (983) |
| – Collectively assessed | **(557)** | (731) |
| | **345,987** | 332,309 |
| Trade bills | **3,128** | 3,039 |
| Advances to banks and other financial institutions | **3,743** | 3,055 |
| Total | **352,858** | 338,403 |

As at 31 December 2006, advances to customers include accrued interest on gross advances of HK$1,236 million (2005: HK$1,204 million).

Impaired advances to customers are analysed as follows:

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| Gross impaired advances to customers | **916** | 1,872 |
| Loan impairment allowances made in respect of such advances | **546** | 983 |
| Gross impaired advances to customers as a percentage of gross advances to customers | **0.26%** | 0.56% |

Impaired advances to customers are individually assessed loans with objective evidence of impairment. The loan impairment allowances were made after taking into account the value of collateral in respect of such advances.

As at 31 December 2005 and 31 December 2006, no impairment allowance was made in respect of trade bills and advances to banks and other financial institutions.

## 28. Advances and other accounts (continued)

Classified advances to customers are analysed as follows:

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Gross classified advances to customers | **1,988** | 4,263 |
| Gross classified advances to customers as a percentage of gross advances to customers | **0.57%** | 1.28% |

Classified advances to customers included "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

## 29. Loan impairment allowances

| | 2006 | | |
|---|---|---|---|
| | **Individual assessment HK$'m** | **Collective assessment HK$'m** | **Total HK$'m** |
| At 1 January 2006 | **983** | **731** | **1,714** |
| Credited to income statement (Note 12) | **(1,719)** | **(71)** | **(1,790)** |
| Loans written off during the year as uncollectible | **(706)** | **(142)** | **(848)** |
| Recoveries (Note 12) | **2,053** | **62** | **2,115** |
| Unwind of discount on allowance | **(65)** | **(23)** | **(88)** |
| At 31 December 2006 | **546** | **557** | **1,103** |

| | 2005 | | |
|---|---|---|---|
| | Individual assessment HK$'m | Collective assessment HK$'m | Total HK$'m |
| At 1 January 2005 | 1,887 | 2,055 | 3,942 |
| Credited to income statement (Note 12) | (1,377) | (1,268) | (2,645) |
| Loans written off during the year as uncollectible | (1,067) | (27) | (1,094) |
| Recoveries (Note 12) | 1,639 | – | 1,639 |
| Unwind of discount on allowance | (99) | (29) | (128) |
| At 31 December 2005 | 983 | 731 | 1,714 |

## 30. Available-for-sale securities

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Debt securities | | |
| – Listed in Hong Kong | **4,800** | 3,540 |
| – Listed outside Hong Kong | **13,023** | 8,361 |
| | **17,823** | 11,901 |
| – Unlisted | **82,516** | 40,286 |
| | **100,339** | 52,187 |
| Equity securities | | |
| – Listed outside Hong Kong | **–** | 6 |
| – Unlisted | **50** | 50 |
| | **50** | 56 |
| Total | **100,389** | 52,243 |
| Available-for-sale securities are analysed by type of issuer as follows: | | |
| Central governments and central banks | **13,180** | 9,130 |
| Public sector entities | **6,933** | 4,506 |
| Banks and other financial institutions | **34,873** | 22,876 |
| Corporate entities | **45,403** | 15,731 |
| | **100,389** | 52,243 |

The movements in available-for-sale securities are summarised as follows:

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| At 1 January | **52,243** | 32,063 |
| Additions | **107,789** | 74,276 |
| Disposals and redemptions | **(61,732)** | (36,675) |
| Reclassification | **–** | (15,772) |
| Amortisation | **855** | 47 |
| Changes in fair value | **90** | (629) |
| Exchange differences | **1,144** | (1,067) |
| At 31 December | **100,389** | 52,243 |
| Available-for-sale securities are analysed as follows: | | |
| Treasury bills | **7,566** | 5,271 |
| Certificates of deposit held | **8,148** | 4,178 |
| Other available-for-sale securities | **84,675** | 42,794 |
| | **100,389** | 52,243 |

## 31. Held-to-maturity securities

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| Listed, at amortised cost | | |
| – in Hong Kong | **3,935** | 4,281 |
| – outside Hong Kong | **24,629** | 29,889 |
| | **28,564** | 34,170 |
| Unlisted, at amortised cost | **137,024** | 144,351 |
| Total | **165,588** | 178,521 |
| Market value of listed securities | **28,029** | 33,637 |
| Held-to-maturity securities are analysed by type of issuer as follows: | | |
| Central governments and central banks | **1,768** | 2,740 |
| Public sector entities | **21,166** | 30,741 |
| Banks and other financial institutions | **102,823** | 118,851 |
| Corporate entities | **39,831** | 26,189 |
| | **165,588** | 178,521 |

The movements in held-to-maturity securities are summarised as follows:

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| At 1 January | **178,521** | 178,956 |
| Additions | **55,135** | 73,600 |
| Redemptions and maturity | **(69,847)** | (88,789) |
| Reclassification | **–** | 15,772 |
| Amortisation | **(40)** | 85 |
| Exchange differences | **1,819** | (1,115) |
| Provision for impairment | **–** | 12 |
| At 31 December | **165,588** | 178,521 |
| Held-to-maturity securities are analysed as follows: | | |
| Treasury bills | **100** | – |
| Certificates of deposit held | **9,367** | 14,479 |
| Other held-to-maturity securities | **156,121** | 164,042 |
| | **165,588** | 178,521 |

## 32. Loans and receivables

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| Unlisted, at amortised cost | **36,114** | 13,080 |
| Loans and receivables are analysed by type of issuer as follows: | | |
| Public sector entities | **–** | 100 |
| Banks and other financial institutions | **36,114** | 12,980 |
| | **36,114** | 13,080 |

The movements in loans and receivables are summarised as follows:

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| At 1 January | **13,080** | – |
| Additions | **80,872** | 33,652 |
| Redemptions and maturity | **(59,046)** | (20,779) |
| Amortisation | **1,109** | 331 |
| Exchange differences | **99** | (124) |
| At 31 December | **36,114** | 13,080 |

## 33. Investment in subsidiaries

| | 2006<br>HK$'m | 2005<br>HK$'m |
|---|---|---|
| Unlisted shares, at cost | **53,764** | 52,864 |

The particulars of all direct and indirect subsidiaries of the Company are set out in the Appendix of the Annual Report, "Subsidiaries of the Company". The following is a list of principal subsidiaries as at 31 December 2006.

| Name | Country of incorporation & place of operation | Particulars of issued share capital | Interest held | Principal activities |
|---|---|---|---|---|
| Bank of China (Hong Kong) Limited | Hong Kong | 43,042,840,858 ordinary shares of HK$1 each | *100% | Banking business |
| BOC Group Life Assurance Company Limited | Hong Kong | 86,800,000 ordinary shares of HK$10 each | *51% | Life insurance business |
| Nanyang Commercial Bank, Limited | Hong Kong | 6,000,000 ordinary shares of HK$100 each | 100% | Banking business |
| Chiyu Banking Corporation Limited | Hong Kong | 3,000,000 ordinary shares of HK$100 each | 70.49% | Banking business |
| BOC Credit Card (International) Limited | Hong Kong | 4,800,000 ordinary shares of HK$100 each | 100% | Credit card services |
| Po Sang Futures Limited | Hong Kong | 250,000 ordinary shares of HK$100 each | 100% | Commodities brokerage |

* Shares held directly by the Company

On 1 June 2006, the Company acquired a 51% shareholding of BOC Life for a total consideration of HK$900 million. The Group has applied the Accounting Guideline No. 5 – "Merger Accounting for Common Control Combinations", using the principles of merger accounting, in accounting for the combination with BOC Life as though the business of BOC Life had always been carried out by the Group.

## 33. Investment in subsidiaries (continued)

The consolidated balance sheet as at 31 December 2005 is:

| | The Group HK$'m | BOC Life HK$'m | Adjustment HK$'m | Consolidated HK$'m |
|---|---|---|---|---|
| Investment in BOC Life | – | – | – | – |
| Other assets and liabilities | 80,733 | 980 | – | 81,713 |
| Net Assets | 80,733 | 980 | – | 81,713 |
| Share Capital | 52,864 | 868 | (868) | 52,864 |
| Merger reserve | – | – | 443 | 443 |
| Retained earnings and other reserves | 26,571 | 112 | (55) | 26,628 |
| | 79,435 | 980 | (480) | 79,935 |
| Minority interest | 1,298 | – | 480 | 1,778 |
| | 80,733 | 980 | – | 81,713 |

Adjustment:

The above adjustment represents the elimination of the share capital of BOC Life against the merger reserve and HK$443 million has been recognised in the reserve in the consolidated financial statements.

Minority interest is adjusted for the share of the carrying value of BOC Life held by minority shareholders.

The consolidated income statement for the year ended 31 December 2005 is:

| | The Group HK$'m | BOC Life HK$'m | Adjustment HK$'m | Consolidated HK$'m |
|---|---|---|---|---|
| Profit attributable to the equity holders of the Company | 13,494 | 204 | (102) | 13,596 |

Adjustment:

The above adjustment represents the adjustment for the minority interest of BOC Life.

## 33. Investment in subsidiaries (continued)

The consolidated balance sheet as at 31 December 2006 is:

| | The Group HK$'m | BOC Life HK$'m | Adjustment HK$'m | Consolidated HK$'m |
|---|---|---|---|---|
| Investment in BOC Life | 900 | – | (900) | – |
| Other assets and liabilities | 85,486 | 1,154 | – | 86,640 |
| Net Assets | 86,386 | 1,154 | (900) | 86,640 |
| Share Capital | 52,864 | 868 | (868) | 52,864 |
| Merger reserve | – | – | (457) | (457) |
| Retained earnings and other reserves | 32,103 | 286 | (141) | 32,243 |
| | 84,967 | 1,154 | (1,466) | 84,655 |
| Minority interest | 1,419 | – | 566 | 1,985 |
| | 86,386 | 1,154 | (900) | 86,640 |

Adjustment:

The above adjustment represents the elimination of share capital and investment cost of BOC Life against the merger reserve and an amount of HK$457 million was debited to the reserve in the consolidated financial statements.

Minority interest is adjusted for the share of the carrying value of BOC Life held by minority shareholders.

The consolidated income statement for the year ended 31 December 2006 is:

| | The Group HK$'m | BOC Life HK$'m | Adjustment HK$'m | Consolidated HK$'m |
|---|---|---|---|---|
| Profit attributable to the equity holders of the Company | 13,917 | 176 | (86) | 14,007 |

Adjustment:

The above adjustment represents the adjustment for the minority interest of BOC Life.

## 34. Interests in associates

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| At 1 January | **61** | 62 |
| Share of result | **6** | 5 |
| Share of tax | **(1)** | (1) |
| Reversal of provision | – | 4 |
| Dividend paid | **(4)** | (3) |
| Dissolution of associates | – | (6) |
| Disposal of an associate | **(2)** | – |
| At 31 December | **60** | 61 |

The Group's interests in its principal associates, all of which are unlisted, are as follows:

| **Name** | **CJM Insurance Brokers Limited** | | **Joint Electronic Teller Services Limited** | |
|---|---|---|---|---|
| | **2006** and 2005 | | **2006** and 2005 | |
| **Place of incorporation** | **Hong Kong** | | **Hong Kong** | |
| **Particulars of issued share capital** | **6,000,000 ordinary shares of HK$1 each** | | **100,238 ordinary shares of HK$100 each** | |
| **Principal activities** | **Insurance broker** | | **Operation of a private inter-bank message switching network in respect of ATM services** | |
| | **2006** **HK$'000** | 2005 HK$'000 | **2006** **HK$'000** | 2005 HK$'000 |
| **Assets** | **66,807** | 51,810 | **350,912** | 345,591 |
| **Liabilities** | **52,772** | 34,764 | **75,615** | 79,056 |
| **Revenues** | **11,214** | 10,534 | **70,921** | 63,921 |
| **Profit after taxation** | **2,866** | 2,112 | **32,586** | 22,912 |
| | **2006** | 2005 | **2006** | 2005 |
| **Interest held** | **33.33%** | 33.33% | **19.96%** | 19.96% |

Trilease International Limited commenced members' voluntary winding up in January 2005.

During the year, the Group disposed of its entire interest in Charleston Investments Company Limited to BOC Group Investment Limited. Please refer to Note 53 for details.

## 35. Properties, plant and equipment

| | Premises HK$'m | Property under development HK$'m | Equipment, fixtures and fittings HK$'m | Total HK$'m |
|---|---|---|---|---|
| Net book value at 1 January 2006 | | | | |
| As previously reported | 16,820 | 11 | 1,485 | 18,316 |
| Effect of merger of a commonly controlled entity | 169 | – | 6 | 175 |
| Net book value at 1 January 2006, restated | 16,989 | 11 | 1,491 | 18,491 |
| Additions | – | – | 736 | 736 |
| Disposals | (186) | (7) | (25) | (218) |
| Revaluation | 1,208 | – | – | 1,208 |
| Depreciation for the year | (303) | – | (368) | (671) |
| Reclassification from investment properties (Note 36) | 190 | – | – | 190 |
| Reversal of/(provision for) impairment losses (Note 14) | 8 | (4) | – | 4 |
| Net book value at 31 December 2006 | 17,906 | – | 1,834 | 19,740 |
| At 31 December 2006 | | | | |
| Cost or valuation | 17,906 | – | 4,658 | 22,564 |
| Accumulated depreciation and impairment | – | – | (2,824) | (2,824) |
| Net book value at 31 December 2006 | 17,906 | – | 1,834 | 19,740 |
| Net book value at 1 January 2005 | | | | |
| As previously reported | 15,184 | 32 | 1,280 | 16,496 |
| Effect of merger of a commonly controlled entity | 161 | – | 8 | 169 |
| Net book value at 1 January 2005, restated | 15,345 | 32 | 1,288 | 16,665 |
| Additions | 19 | 1 | 549 | 569 |
| Disposals | (502) | – | (20) | (522) |
| Revaluation | 3,421 | – | – | 3,421 |
| Depreciation for the year | (242) | – | (326) | (568) |
| Reclassification to investment properties (Note 36) | (1,057) | – | – | (1,057) |
| Disposal of subsidiaries | – | (21) | – | (21) |
| Reversal of/(provision for) impairment losses (Note 14) | 5 | (1) | – | 4 |
| Net book value at 31 December 2005 | 16,989 | 11 | 1,491 | 18,491 |
| At 31 December 2005 | | | | |
| Cost or valuation | 16,997 | 19 | 4,166 | 21,182 |
| Accumulated depreciation and impairment | (8) | (8) | (2,675) | (2,691) |
| Net book value at 31 December 2005 | 16,989 | 11 | 1,491 | 18,491 |

## 35. Properties, plant and equipment (continued)

| | Premises HK$'m | Property under development HK$'m | Equipment, fixtures and fittings HK$'m | Total HK$'m |
|---|---|---|---|---|
| The analysis of cost or valuation of the above assets is as follows: | | | | |
| At 31 December 2006 | | | | |
| At cost | – | – | **4,658** | **4,658** |
| At valuation | **17,906** | – | – | **17,906** |
| | **17,906** | – | **4,658** | **22,564** |
| At 31 December 2005 | | | | |
| At cost | – | 19 | 4,166 | 4,185 |
| At valuation | 16,997 | – | – | 16,997 |
| | 16,997 | 19 | 4,166 | 21,182 |

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Held in Hong Kong | | |
| On long-term lease (over 50 years) | **11,224** | 10,785 |
| On medium-term lease (10 – 50 years) | **6,452** | 5,960 |
| On short-term lease (less than 10 years) | – | 3 |
| Held outside Hong Kong | | |
| On long-term lease (over 50 years) | **54** | 55 |
| On medium-term lease (10 – 50 years) | **160** | 180 |
| On short-term lease (less than 10 years) | **16** | 6 |
| | **17,906** | 16,989 |

As at 31 December 2006, premises are included in the consolidated balance sheet at valuation carried out at 31 October 2006 on the basis of their open market value by an independent firm of chartered surveyors, Knight Frank Petty Limited (formerly known as Chesterton Petty Limited). Knight Frank Petty Limited also confirmed that there has been no material change in valuations at 31 December 2006.

## 35. Properties, plant and equipment (continued)

As a result of the above-mentioned revaluations, changes in value of the Group's premises were recognised in the Group's premises revaluation reserves, the income statement and minority interests respectively as follows:

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Increase in valuation credited to premises revaluation reserve | **1,209** | 3,325 |
| (Decrease)/increase in valuation credited to income statement (Note 14) | **(1)** | 53 |
| Increase in valuation credited to minority interests | **–** | 33 |
| | **1,208** | 3,421 |

As at 31 December 2006, the net book value of premises that would have been included in the Group's consolidated balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses were HK$5,750 million (2005: HK$5,780 million).

## 36. Investment properties

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| At 1 January | | |
| As previously reported | **7,539** | 5,381 |
| Effect of merger of a commonly controlled entity | **87** | 83 |
| At 1 January, restated | **7,626** | 5,464 |
| Disposals | **(529)** | (256) |
| Fair value gains (Note 15) | **574** | 1,386 |
| Reclassification (to)/from properties, plant and equipment (Note 35) | **(190)** | 1,057 |
| Disposal of subsidiaries | **–** | (25) |
| At 31 December | **7,481** | 7,626 |

As at 31 December 2006, investment properties are included in the consolidated balance sheet at valuation carried out at 31 October 2006 on the basis of their open market value by an independent firm of chartered surveyors, Knight Frank Petty Limited. Knight Frank Petty Limited also confirmed that there has been no material change in valuations at 31 December 2006.

## 36. Investment properties (continued)

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Held in Hong Kong | | |
| On long-term lease (over 50 years) | **6,687** | 6,856 |
| On medium-term lease (10 – 50 years) | **545** | 574 |
| On short-term lease (less than 10 years) | **40** | 39 |
| Held outside Hong Kong | | |
| On long-term lease (over 50 years) | **4** | 14 |
| On medium-term lease (10 – 50 years) | **201** | 143 |
| On short-term lease (less than 10 years) | **4** | – |
| | **7,481** | 7,626 |

## 37. Other assets

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Repossessed assets | **201** | 250 |
| Precious metals | **1,534** | 1,669 |
| Accounts receivable and prepayments | **12,873** | 5,845 |
| | **14,608** | 7,764 |

## 38. Hong Kong SAR currency notes in circulation

The Hong Kong SAR currency notes in circulation are secured by deposit of funds in respect of which the Hong Kong SAR Government certificates of indebtedness are held.

## 39. Trading liabilities and other financial instruments at fair value through profit or loss

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Structured deposits (Note 40) | **9,085** | 6,373 |
| Short positions in Exchange Fund Bills (Note 41) | **3,544** | 1,551 |
| Per consolidated balance sheet | **12,629** | 7,924 |
| Certificates of deposit issued – at fair value through profit or loss (per consolidated balance sheet) | **2,498** | 3,829 |
| | **15,127** | 11,753 |

The Group designated on initial recognition HK$11,583 million (2005: HK$10,202 million) of financial liabilities at fair value through profit or loss. The amount of change in their fair values is attributable to changes in a benchmark interest rate. The carrying amount as at 31 December 2006 is less than the amount that the Group would be contractually required to pay at maturity to the holder of these financial liabilities by HK$96 million (2005: HK$140 million).

## 40. Deposits from customers

| | 2006<br>HK$'m | 2005<br>HK$'m |
|---|---|---|
| Current, savings and other deposit accounts (per consolidated balance sheet) | **694,691** | 632,658 |
| Structured deposits reported as trading liabilities and other financial instruments at fair value through profit or loss (Note 39) | **9,085** | 6,373 |
| | **703,776** | 639,031 |
| Analysed by: | | |
| Demand deposits and current accounts | | |
| – corporate customers | **24,624** | 23,854 |
| – individual customers | **6,355** | 5,094 |
| | **30,979** | 28,948 |
| Savings deposits | | |
| – corporate customers | **67,806** | 60,975 |
| – individual customers | **188,847** | 155,565 |
| | **256,653** | 216,540 |
| Time, call and notice deposits | | |
| – corporate customers | **114,039** | 102,666 |
| – individual customers | **302,105** | 290,877 |
| | **416,144** | 393,543 |
| | **703,776** | 639,031 |

## 41. Assets pledged as security

As at 31 December 2006, liabilities of the Group amounting to HK$3,544 million (2005: HK$1,551 million) were secured by assets deposited with central depositories to facilitate settlement operations. The amount of assets pledged by the Group to secure these liabilities was HK$3,564 million (2005: HK$3,702 million) included in "Trading securities" and "Available-for-sale securities".

In addition, the Group had no liability as at 31 December 2006 which was secured by debt securities related to sale and repurchase arrangements (2005: HK$473 million).

## 42. Insurance contract liabilities

| | 2006 | | |
|---|---|---|---|
| | Gross HK$'m | Reinsurance HK$'m | Net HK$'m |
| At 1 January 2006 | 7,968 | - | 7,968 |
| Benefits paid | (235) | - | (235) |
| Claims incurred and movement in liabilities | 6,506 | - | 6,506 |
| At 31 December 2006 | 14,239 | - | 14,239 |

| | 2005 | | |
|---|---|---|---|
| | Gross HK$'m | Reinsurance HK$'m | Net HK$'m |
| At 1 January 2005 | 5,139 | – | 5,139 |
| Benefits paid | (459) | – | (459) |
| Claims incurred and movement in liabilities | 3,288 | – | 3,288 |
| At 31 December 2005 | 7,968 | – | 7,968 |

## 43. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements in accordance with HKAS 12 "Income taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year are as follows:

| | 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Accelerated tax depreciation HK$'m | Asset revaluation HK$'m | Losses HK$'m | Provisions HK$'m | Other temporary differences HK$'m | Total HK$'m |
| At 1 January 2006 | 357 | 2,941 | (72) | (127) | (112) | 2,987 |
| Charged to income statement | 44 | 49 | 1 | 38 | 20 | 152 |
| Charged to equity | - | 165 | - | - | 18 | 183 |
| At 31 December 2006 | 401 | 3,155 | (71) | (89) | (74) | 3,322 |

## 43. Deferred taxation (continued)

| | 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Accelerated tax depreciation HK$'m | Asset revaluation HK$'m | Losses HK$'m | Provisions HK$'m | Other temporary differences HK$'m | Total HK$'m |
| At 1 January 2005 | 315 | 2,215 | (16) | (348) | (7) | 2,159 |
| Charged/(credited) to income statement | 42 | 214 | (56) | 221 | (62) | 359 |
| Charged/(credited) to equity | – | 512 | – | – | (43) | 469 |
| At 31 December 2005 | 357 | 2,941 | (72) | (127) | (112) | 2,987 |

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Deferred tax assets | **(69)** | (68) |
| Deferred tax liabilities | **3,391** | 3,055 |
| | **3,322** | 2,987 |

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Deferred tax assets to be recovered after more than twelve months | **(69)** | (67) |
| Deferred tax liabilities to be settled after more than twelve months | **3,434** | 3,128 |
| | **3,365** | 3,061 |

The deferred tax charged to equity during the year is as follows:

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Fair value reserves in shareholders' equity: | | |
| – premises | **165** | 512 |
| – available-for-sale securities | **18** | (43) |
| | **183** | 469 |

## 44. Share capital

| | 2006<br>HK$'m | 2005<br>HK$'m |
|---|---|---|
| Authorised: | | |
| 20,000,000,000 ordinary shares of HK$5.00 each | **100,000** | 100,000 |
| Issued and fully paid: | | |
| 10,572,780,266 ordinary shares of HK$5.00 each | **52,864** | 52,864 |

## 45. Reserves

### *(a) Group*

The Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 90 to 91 of the financial statements.

### *(b) Company*

Included in the Company's retained earnings was a final dividend of HK$4,726 million (2005: HK$5,075 million) which was proposed by the Board after the balance sheet date.

## 46. Notes to consolidated cash flow statement

### *(a) Reconciliation of operating profit to operating cash inflow before taxation*

| | **2006**<br>**HK$'m** | 2005<br>HK$'m |
|---|---|---|
| Operating profit | **16,541** | 15,048 |
| Net loss on disposal of subsidiaries | **-** | 10 |
| Reversal of impairment losses on interests in associates | **-** | (4) |
| Depreciation | **671** | 568 |
| Reversal of loan impairment allowances | **(1,790)** | (2,645) |
| Unwind of discount on impairment | **(88)** | (128) |
| Advances written off net of recoveries | **1,267** | 545 |
| Change in placements with banks and other financial institutions with original maturity over three months | **(1,099)** | 70,210 |
| Change in trading securities and other financial instruments at fair value through profit or loss | **(7,771)** | (6,123) |
| Change in derivative financial instruments | **(2,350)** | (1,462) |
| Change in advances and other accounts | **(13,844)** | (24,593) |
| Change in available-for-sale securities | **(45,180)** | (18,304) |
| Change in held-to-maturity securities | **13,856** | 1,253 |
| Change in loans and receivables | **(23,034)** | (13,080) |
| Change in other assets | **(6,844)** | 137 |
| Change in deposits and balances of banks and other financial institutions repayable over three months | **447** | 27 |
| Change in trading liabilities and other financial instruments at fair value through profit or loss | **4,705** | 4,132 |
| Change in deposits from customers | **62,033** | 2,949 |
| Change in certificates of deposit issued | **(1,467)** | 114 |
| Change in other accounts and provisions | **10,549** | (1,465) |
| Change in insurance contract liabilities | **6,271** | 2,830 |
| Exchange difference | **4** | 1 |
| Operating cash inflow before taxation | **12,877** | 30,015 |

### *(b) Analysis of the balances of cash and cash equivalents*

| | **2006**<br>**HK$'m** | 2005<br>HK$'m |
|---|---|---|
| Cash and balances with banks and other financial institutions | **30,973** | 30,704 |
| Placements with banks and other financial institutions with original maturity within three months | **88,861** | 85,186 |
| Treasury bills with original maturity within three months | **6,782** | 3,456 |
| Certificates of deposit held with original maturity within three months | **1,641** | 818 |
| Deposits and balances of banks and other financial institutions with original maturity within three months | **(45,081)** | (37,149) |
| | **83,176** | 83,015 |

## 46. Notes to consolidated cash flow statement (continued)

### (c) Disposal of subsidiaries

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Net assets disposed of: | | |
| – Cash and short-term funds | – | 26 |
| – Other assets | – | 17 |
| – Investment properties | – | 25 |
| – Properties, plant and equipment | – | 21 |
| – Loss on disposal | – | (10) |
| | – | 79 |
| Satisfied by: | | |
| – Cash | – | 79 |
| Analysis of net inflow of cash and cash equivalents in respect of the disposal of subsidiaries: | | |
| – Cash consideration | – | 79 |
| – Accounts receivable | – | (18) |
| | – | 61 |

## 47. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Direct credit substitutes | **1,285** | 1,027 |
| Transaction-related contingencies | **7,150** | 5,982 |
| Trade-related contingencies | **20,942** | 18,936 |
| Other commitments with an original maturity of | | |
| – under one year or which are unconditionally cancellable | **113,059** | 105,983 |
| – one year and over | **45,345** | 29,754 |
| | **187,781** | 161,682 |
| Credit risk weighted amount | **30,076** | 21,415 |

The calculation basis of credit risk weighted amount has been set out in Note 27 to the financial statements.

## 48. Capital commitments

The Group has the following outstanding capital commitments not provided for in the financial statements:

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Authorised and contracted for but not provided for | **162** | 185 |
| Authorised but not contracted for | **5** | 16 |
| | **167** | 201 |

The above capital commitments mainly relate to commitments to purchase computer equipment and software, and to renovate the Group's premises.

## 49. Operating lease commitments

### (a) *The Group as lessee*

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Land and buildings | | |
| – not later than one year | **280** | 204 |
| – later than one year but not later than five years | **273** | 192 |
| – later than five years | **1** | 2 |
| | **554** | 398 |
| Computer equipment | | |
| – not later than one year | **1** | 1 |

Certain non-cancellable operating leases included in the tables above were subject to renegotiation and rent adjustment with reference to market rates prevailing at specified agreed dates.

### (b) *The Group as lessor*

The Group has contracted with tenants for the following future minimum lease receivables under non-cancellable operating leases:

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Land and buildings | | |
| – not later than one year | **216** | 151 |
| – later than one year but not later than five years | **219** | 162 |
| | **435** | 313 |

The Group leases its investment properties (Note 36) under operating lease arrangements, with leases typically for a period from one to three years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the prevailing market conditions. None of the leases includes contingent rentals.

## 50. Litigation

The Group is currently being served a number of claims and counterclaims by various independent parties. These claims and counterclaims are in relation to the normal commercial activities of the Group.

No material provision was made against these claims and counterclaims because the directors believe that the Group has meritorious defences against the claimants or the amounts involved in these claims are not expected to be material.

## 51. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues, profits before tax and assets are derived from Hong Kong.

With the merger of BOC Life in the first half of 2006, the Group's business became more diversified and an additional business segment "Insurance" has been introduced in segmental reporting. The Group's business was segmented as Retail Banking, Corporate Banking, Treasury and Insurance.

Both Retail Banking and Corporate Banking segments provide general banking services. Retail Banking mainly serves individual customers and small companies. Corporate Banking mainly deals with medium to large companies. The Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. The Insurance segment shows business relates to the Group's long-term life insurance products, including traditional and linked individual life insurance and group life insurance products. "Others" refers to those items related to the Group as a whole but independent of the other four business segments, including the Group's holdings of premises, investment properties and interests in associates.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. In relation to occupation of the Group's premises, rentals are internally charged on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. During the period, the Group has revised the allocation bases and comparative amounts have been reclassified to conform with the current year's presentation. There is no impact on the Group's income statement and balance sheet. Inter-segment funding is charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such funding is mainly made by reference to the corresponding money market rate.

## 51. Segmental reporting (continued)

| | 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Retail HK$'m | Corporate HK$'m | Treasury HK$'m | Insurance HK$'m | Others HK$'m | Subtotal HK$'m | Eliminations HK$'m | Consolidated HK$'m |
| Net interest income/(expenses) | 7,851 | 4,281 | 4,286 | 473 | (1,056) | 15,835 | - | 15,835 |
| Net fees and commission income/(expenses) | 2,895 | 1,055 | (5) | (206) | 36 | 3,775 | (58) | 3,717 |
| Net trading income | 590 | 118 | 759 | 420 | - | 1,887 | 1 | 1,888 |
| Net (loss)/gain on investments in securities | - | - | (11) | - | 6 | (5) | - | (5) |
| Net insurance premium income | - | - | - | 6,198 | - | 6,198 | (3) | 6,195 |
| Other operating income | 49 | 36 | - | 9 | 1,416 | 1,510 | (1,176) | 334 |
| **Total operating income** | 11,385 | 5,490 | 5,029 | 6,894 | 402 | 29,200 | (1,236) | 27,964 |
| Net insurance benefits and claims | - | - | - | (6,655) | - | (6,655) | - | (6,655) |
| **Net operating income before loan impairment allowances** | 11,385 | 5,490 | 5,029 | 239 | 402 | 22,545 | (1,236) | 21,309 |
| (Provision for)/Reversal of loan impairment allowances | (27) | 1,817 | - | - | - | 1,790 | - | 1,790 |
| **Net operating income** | 11,358 | 7,307 | 5,029 | 239 | 402 | 24,335 | (1,236) | 23,099 |
| Operating expenses | (5,033) | (1,500) | (458) | (65) | (738) | (7,794) | 1,236 | (6,558) |
| **Operating profit/(loss)** | 6,325 | 5,807 | 4,571 | 174 | (336) | 16,541 | - | 16,541 |
| Net (loss)/gain from disposal/revaluation of properties, plant and equipment | (18) | (3) | (2) | - | 11 | (12) | - | (12) |
| Net gain from disposal of/fair value adjustments on investment properties | - | - | - | - | 605 | 605 | - | 605 |
| Share of profits less losses of associates | - | - | - | - | 5 | 5 | - | 5 |
| **Profit before taxation** | 6,307 | 5,804 | 4,569 | 174 | 285 | 17,139 | - | 17,139 |
| **Assets** | | | | | | | | |
| Segment assets | 169,595 | 222,701 | 497,155 | 15,804 | 26,889 | 932,144 | (3,472) | 928,672 |
| Interests in associates | - | - | - | - | 60 | 60 | - | 60 |
| Unallocated corporate assets | - | - | - | - | 221 | 221 | - | 221 |
| | 169,595 | 222,701 | 497,155 | 15,804 | 27,170 | 932,425 | (3,472) | 928,953 |
| **Liabilities** | | | | | | | | |
| Segment liabilities | 578,249 | 148,353 | 98,531 | 14,649 | 173 | 839,955 | (3,472) | 836,483 |
| Unallocated corporate liabilities | - | - | - | - | 5,830 | 5,830 | - | 5,830 |
| | 578,249 | 148,353 | 98,531 | 14,649 | 6,003 | 845,785 | (3,472) | 842,313 |
| **Other information** | | | | | | | | |
| Additions of properties, plant and equipment | - | - | - | - | 736 | 736 | - | 736 |
| Depreciation | 189 | 63 | 38 | 1 | 380 | 671 | - | 671 |
| Amortisation of securities | - | - | 1,924 | - | - | 1,924 | - | 1,924 |

## 51. Segmental reporting (continued)

| | 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Retail HK$'m | Corporate HK$'m | Treasury HK$'m | Insurance HK$'m | Others HK$'m | Subtotal HK$'m | Eliminations HK$'m | Consolidated HK$'m |
| Net interest income/(expenses) | 7,326 | 3,776 | 2,428 | 318 | (724) | 13,124 | - | 13,124 |
| Net fees and commission income/(expenses) | 2,086 | 987 | (17) | (108) | 21 | 2,969 | (24) | 2,945 |
| Net trading income/(expenses) | 500 | 121 | 1,134 | (305) | - | 1,450 | (4) | 1,446 |
| Net loss on investments in securities | - | - | (96) | - | - | (96) | - | (96) |
| Net insurance premium income | - | - | - | 3,634 | - | 3,634 | (4) | 3,630 |
| Other operating income | 46 | 5 | - | 9 | 1,498 | 1,558 | (1,071) | 487 |
| **Total operating income** | 9,958 | 4,889 | 3,449 | 3,548 | 795 | 22,639 | (1,103) | 21,536 |
| Net insurance benefits and claims | - | - | - | (3,362) | - | (3,362) | - | (3,362) |
| **Net operating income before loan impairment allowances** | 9,958 | 4,889 | 3,449 | 186 | 795 | 19,277 | (1,103) | 18,174 |
| Reversal of loan impairment allowances | 956 | 1,689 | - | - | - | 2,645 | - | 2,645 |
| **Net operating income** | 10,914 | 6,578 | 3,449 | 186 | 795 | 21,922 | (1,103) | 20,819 |
| Operating expenses | (4,514) | (1,293) | (308) | (56) | (703) | (6,874) | 1,103 | (5,771) |
| **Operating profit** | 6,400 | 5,285 | 3,141 | 130 | 92 | 15,048 | - | 15,048 |
| Net (loss)/gain from disposal/revaluation of properties, plant and equipment | (12) | (1) | - | - | 63 | 50 | - | 50 |
| Net gain from disposal of/fair value adjustments on investment properties | - | - | - | 12 | 1,388 | 1,400 | - | 1,400 |
| Share of profits less losses of associates | - | - | - | - | 4 | 4 | - | 4 |
| **Profit before taxation** | 6,388 | 5,284 | 3,141 | 142 | 1,547 | 16,502 | - | 16,502 |
| **Assets** | | | | | | | | |
| Segment assets | 158,844 | 211,834 | 426,791 | 9,343 | 25,564 | 832,376 | (1,609) | 830,767 |
| Interests in associates | - | - | - | - | 61 | 61 | - | 61 |
| Unallocated corporate assets | - | - | - | - | 174 | 174 | - | 174 |
| | 158,844 | 211,834 | 426,791 | 9,343 | 25,799 | 832,611 | (1,609) | 831,002 |
| **Liabilities** | | | | | | | | |
| Segment liabilities | 554,244 | 101,719 | 82,381 | 8,365 | 647 | 747,356 | (1,609) | 745,747 |
| Unallocated corporate liabilities | - | - | - | - | 3,542 | 3,542 | - | 3,542 |
| | 554,244 | 101,719 | 82,381 | 8,365 | 4,189 | 750,898 | (1,609) | 749,289 |
| **Other information** | | | | | | | | |
| Additions of properties, plant and equipment | - | - | - | - | 569 | 569 | - | 569 |
| Depreciation | 186 | 64 | 22 | 2 | 294 | 568 | - | 568 |
| Amortisation of securities | - | - | 463 | - | - | 463 | - | 463 |

## 52. Loans to directors and officers

Particulars of advances made to directors and officers of the Company pursuant to section 161B of the Hong Kong Companies Ordinance are as follows:

| | 2006<br>HK$'m | 2005<br>HK$'m |
|---|---|---|
| Aggregate amount of relevant loans outstanding at year end | **184** | 22 |
| Maximum aggregate amount of relevant loans outstanding during the year | **347** | 186 |

## 53. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities.

Transactions with related parties, which the Group entered into during the year are summarised as follows:

### (a) *Sale of certain assets to related parties*

**Sale of properties**

In June 2006, BOC Life completed the disposal of BOCG Insurance Tower, for consideration of HK$255 million, to BOC Insurance. Following the disposal, BOC Life leased back part of the subject property from BOC Insurance at a monthly rental of HK$420,000 to continue the operation of its business.

**Sale of an associate**

In March 2006, BOCHK completed the disposal of a 40% equity interest in Charleston Investments Company Limited to BOC Group Investment Limited at a total consideration of HK$2 million. Loss on the disposal is insignificant.

**Sale of investment security**

In March 2006, BOCHK completed the disposal of a 10% equity interest in Yithan Company Limited to BOC Group Investment Limited at a total consideration of HK$8 million. Loss on the disposal is insignificant.

### (b) *Purchase of a subsidiary from a related party*

In June 2006, the Company acquired a 51% equity interest in BOC Life from BOC Insurance at a total consideration of HK$900 million. The principal business of BOC Life is the provision of life insurance policies to customers in Hong Kong. For the impact on financial position of the Group, please refer to Note 33 "Investment in subsidiaries" on pages 149 to 151.

### (c) *Advances to third parties guaranteed by BOC group companies*

As at 31 December 2006, BOC, the intermediate holding company, provided guarantees for loans in favour of the Group amounting to HK$2,522 million (2005: HK$3,255 million) to certain third parties. BOC held equity interests of not more than 20% in these third parties.

## 53. Significant related party transactions (continued)

### *(d) Summary of transactions entered into during the ordinary course of business with BOC group companies*

The aggregate income and expenses arising from related party transactions with the immediate holding company, the intermediate holding companies, associates of the Company as well as subsidiaries and associates of BOC are summarised as follows:

| | Notes | 2006 | | |
|---|---|---|---|---|
| | | Immediate and intermediate holding companies HK$'m | Associates HK$'m | Other related parties[1] HK$'m |
| Income statement items: | | | | |
| Interest income | (i) | 602 | - | 19 |
| Interest expense | (ii) | (679) | (4) | (234) |
| (Insurance premium paid)/insurance commission received (net) | (iii) | - | (2) | 31 |
| Administrative services fees received/receivable | (iv) | 33 | - | 21 |
| Rental fees received/receivable | (iv) | - | - | 17 |
| Credit card commission paid/payable (net) | (v) | (82) | - | (2) |
| Securities brokerage commission paid/payable (net) | (v) | - | - | (177) |
| Rental, property management and letting agency fees paid/payable | (v) | - | - | (79) |
| Funds selling commission received | (vi) | - | - | 54 |
| Correspondent banking fee received | (vii) | 10 | - | - |
| Loan services fees received | | - | - | 9 |
| Net trading gains/(losses) | | 68 | - | (174) |

## 53. Significant related party transactions (continued)

### *(d) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)*

| | | 2005 | | |
|---|---|---|---|---|
| | Notes | Immediate and intermediate holding companies HK$'m | Associates HK$'m | Other related parties[1] HK$'m |
| Income statement items: | | | | |
| Interest income | (i) | 461 | – | 6 |
| Interest expense | (ii) | (412) | (2) | (95) |
| Insurance commission received (net) | (iii) | – | – | 42 |
| Administrative services fees received/receivable | (iv) | 36 | – | 16 |
| Rental fees received/receivable | (iv) | – | – | 15 |
| Credit card commission paid/payable (net) | (v) | (77) | – | (2) |
| Securities brokerage commission paid/payable (net) | (v) | – | – | (71) |
| Rental, property management and letting agency fees paid/payable | (v) | – | – | (80) |
| Funds selling commission received | (vi) | – | – | 45 |
| Correspondent banking fee received | (vii) | 11 | – | – |
| Net trading losses | | (42) | – | – |

## 53. Significant related party transactions (continued)

### *(d) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)*

| | | 2006 | | |
|---|---|---|---|---|
| | Notes | Immediate and intermediate holding companies HK$'m | Associates HK$'m | Other related parties[1] HK$'m |
| Balance sheet items: | | | | |
| Cash and balances with banks and other financial institutions | (i) | 4,503 | – | 21 |
| Placements with banks and other financial institutions | (i) | 8,796 | – | 102 |
| Trading securities and other financial instruments at fair value through profit or loss | | 1 | – | 1,706 |
| Derivative financial instruments assets | (viii) | 15 | – | – |
| Advances and other accounts | (i) | 64 | – | – |
| Other assets | (ix) | 54 | – | 4,163 |
| Deposits and balances of banks and other financial institutions | (ii) | 20,722 | – | 1,390 |
| Deposits from customers | (ii) | 157 | 77 | 6,417 |
| Derivative financial instruments liabilities | (viii) | 13 | – | – |
| Other accounts and provisions | (ix) | 88 | – | 3,853 |

## 53. Significant related party transactions (continued)

### *(d) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)*

| | | 2005 | | |
|---|---|---|---|---|
| | Notes | Immediate and intermediate holding companies HK$'m | Associates HK$'m | Other related parties[1] HK$'m |
| Balance sheet items: | | | | |
| Cash and balances with banks and other financial institutions | (i) | 4,851 | – | 19 |
| Placements with banks and other financial institutions | (i) | 12,328 | – | – |
| Derivative financial instruments assets | (viii) | 4 | – | 2 |
| Advances and other accounts | (i) | 20 | – | – |
| Other assets | (ix) | 33 | – | 574 |
| Deposits and balances of banks and other financial institutions | (ii) | 19,596 | – | 857 |
| Deposits from customers | (ii) | 97 | 91 | 4,158 |
| Derivative financial instruments liabilities | (viii) | 78 | – | – |
| Other accounts and provisions | (ix) | 55 | – | 978 |

1 Subsidiaries and associates of BOC and post-employment benefit plans for the benefit of employees of the Company are collectively disclosed as other related parties and certain of which are state-controlled entities.

## 53. Significant related party transactions (continued)

### *(d) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)*

Notes:

**(i) Interest income**

In the ordinary course of business, the Group enters into various transactions with BOC group companies including deposit of cash and balances with banks and other financial institutions, placement of interbank deposits and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

**(ii) Interest expense**

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from BOC group companies at the relevant market rates at the time of the transactions.

**(iii) Insurance premium paid/insurance commission received (net)**

In the ordinary course of business, the Group provides insurance agency services to and purchases general insurance policies from BOC group companies at the relevant market rates at the time of the transactions.

**(iv) Administrative services fees and rental fees received/receivable**

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to BOC group companies mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from BOC group companies at the relevant market rates at the time of the transactions.

**(v) Commission, property management, letting agency fees and rental fees paid/payable**

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC group companies. The Group also pays rental fees to BOC group companies. These transactions were priced at the relevant market rates at the time of the transactions.

**(vi) Funds selling commission received**

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a BOC group company to customers of the Group at the relevant market rates at the time of the transactions.

**(vii) Correspondent banking fee received**

In the ordinary course of business, BOC provides services to the Group's customers including remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with BOC on the basis agreed between the parties from time to time.

## 53. Significant related party transactions (continued)

### *(d) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)*

Notes: (continued)

**(viii) Derivative financial instruments assets/liabilities**

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC group companies. As at 31 December 2006 the aggregate notional amount of such derivative transactions amounted to HK$15,918 million (2005: HK$17,583 million) whilst the corresponding derivative financial instruments assets and liabilities amounted to HK$15 million (2005: HK$6 million) and HK$13 million (2005: HK$78 million) respectively. These transactions are executed at the relevant market rates at the time of the transactions.

**(ix) Other assets and other accounts and provisions**

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to BOC group companies. The amounts mainly represent the accounts receivables from and payables to a subsidiary of BOC in relation to dealing securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

### *(e) Contingent liabilities and commitments*

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of BOC and its subsidiaries and associates on normal commercial terms. As at 31 December 2006, the total undrawn loan commitments, trade finance-related contingencies and guarantees amounted to HK$3,558 million (2005: HK$1,143 million).

### *(f) Key management personnel*

Key management are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Senior Management. The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During both the current and prior years, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

The key management compensation for the year ended 31 December 2006 and 31 December 2005 is detailed as follows:

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Salaries and other short-term employee benefits | **34** | 33 |
| Post-employment benefits | **1** | 1 |
| | **35** | 34 |

## 53. Significant related party transactions (continued)

### *(g) Transactions with Ministry of Finance and The People's Bank of China*

The Group enters into banking transactions with these entities in the normal course of business. These include purchases and redemption of treasury bonds and money market transactions. The outstanding balances at the year end, and the related income and expenses for the year are as follows:

**(i) Advances to customers/banks and other financial institutions**

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Interest income | **10** | – |

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **–** | – |
| Outstanding balance at end of the year | **164** | – |

**(ii) Treasury bonds**

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Interest income | **87** | 133 |

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **2,630** | 2,523 |
| Outstanding balance at end of the year | **1,578** | 2,630 |

**(iii) Due from banks and other financial institutions**

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Interest income | **226** | 110 |

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **21,846** | 11,648 |
| Outstanding balance at end of the year | **23,693** | 21,846 |

## 53. Significant related party transactions (continued)

### *(g) Transactions with Ministry of Finance and The People's Bank of China (continued)*

#### (iv) Due to banks and other financial institutions

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Interest expense | – | (5) |

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | – | – |
| Outstanding balance at end of the year | – | – |

### *(h) Transactions with Central SAFE and other companies controlled by Central SAFE*

Central SAFE is the controlling entity of BOC. Central SAFE is approved by the State Council of the PRC to assume the rights and obligations of the equity owner on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State, has become the ultimate holding company of the Company by virtue of its interest in BOC.

The Group did not have any balances or enter into any transactions with Central SAFE for the year ended 31 December 2006 (2005: Nil).

Central SAFE has controlling equity interests in certain other banks in the PRC. The Group enters into banking transactions with these companies in the normal course of business. These include loans, investment securities and money market transactions. The outstanding balances at the year end, and the related income and expenses for the year are as follows:

#### (i) Advances to customers/banks and other financial institutions

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Interest income | – | – |

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | 11 | – |
| Outstanding balance at end of the year | 29 | 11 |

## 53. Significant related party transactions (continued)

### *(h) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)*

**(ii) Investment securities**

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Interest income | **66** | 59 |

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **2,043** | 1,743 |
| Outstanding balance at end of the year | **1,270** | 2,043 |

**(iii) Trading securities and other financial instruments at fair value through profit or loss**

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Interest income | **–** | – |

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **19** | - |
| Outstanding balance at end of the year | **25** | 19 |

**(iv) Due from banks and other financial institutions**

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Interest income | **35** | 29 |

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **1,034** | 2,115 |
| Outstanding balance at end of the year | **854** | 1,034 |

## 53. Significant related party transactions (continued)

### *(h) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)*

**(v) Due to banks and other financial institutions**

| | **2006**<br>**HK$'m** | 2005<br>HK$'m |
|---|---|---|
| Interest expense | **(1)** | (1) |

| | **2006**<br>**HK$'m** | 2005<br>HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **15** | 14 |
| Outstanding balance at end of the year | **77** | 15 |

### *(i) Transactions with other state-controlled entities*

The state-controlled entities are those, other than BOC (the intermediate holding company and its subsidiaries) and Central SAFE and its controlled companies over which the PRC government directly o· indirectly holds over 50% of the outstanding shares or voting rights, and has the ability to control or the power to govern their financial or operational policies through its government authorities, agencies and affiliates. The Group has extensive transactions with other state controlled entities. These transactions, conducted in the ordinary course of business, may include, but are not limited to, the following:

- lending, provision of credits and guarantees and deposit taking;
- inter-bank balance taking and placing;
- sale, purchase, underwriting and redemption of bonds issued by other state-controlled entities;
- rendering of foreign exchange, remittance, investment related services;
- provision of fiduciary activities; and
- purchase of utilities, transport, telecommunication and postal services.

Utilities, transport, telecommunication and postal services are charged by service providers at market rates. Management believes that, based on their assessment, the amounts of such related party transactions are insignificant for the year and therefore are not disclosed. Details of other transactions are set forth below:

## 53. Significant related party transactions (continued)

### *(i) Transactions with other state-controlled entities (continued)*

The Group enters into banking transactions with other state-controlled entities in the ordinary course of business. These include loans, deposits, investment securities, money market transactions and off-balance sheet exposures. The outstanding balances and related provisions at the year end, and the related income and expenses for the year are as follows:

**(i) Advances to customers/banks and other financial institutions**

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Interest income | **1,697** | 1,341 |
| Reversal of/(charge for) individually assessed loan impairment allowances | **334** | (2) |

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **41,543** | 31,870 |
| Outstanding balance at end of the year | **32,248** | 41,543 |
| Less: individually assessed loan impairment allowances | **(88)** | (469) |
| | **32,160** | 41,074 |

**(ii) Investment securities**

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Interest income | **349** | 343 |

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **6,977** | 6,086 |
| Outstanding balance at end of the year | **7,640** | 6,977 |

Investment securities include held-to-maturity securities and available-for-sale securities.

## 53. Significant related party transactions (continued)

### *(i) Transactions with other state-controlled entities (continued)*

#### (iii) Trading securities and other financial instruments at fair value through profit or loss

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| Interest income | **14** | 29 |

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **738** | 117 |
| Outstanding balance at end of the year | **377** | 738 |

#### (iv) Due from banks and other financial institutions

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| Interest income | **270** | 129 |

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **4,839** | 4,418 |
| Outstanding balance at end of the year | **4,746** | 4,839 |

#### (v) Due to banks and other financial institutions

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| Interest expense | **(195)** | (112) |

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **6,434** | 7,463 |
| Outstanding balance at end of the year | **10,949** | 6,434 |

## 53. Significant related party transactions (continued)

### *(i) Transactions with other state-controlled entities (continued)*

**(vi) Deposits from customers**

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Interest expense | **(1,406)** | (1,013) |

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding balance at beginning of the year | **44,652** | 39,161 |
| Outstanding balance at end of the year | **26,613** | 44,652 |

**(vii) Contingent liabilities and commitments (including guarantees)**

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Contingent liabilities and commitments (including guarantees) | **26,273** | 26,852 |

**(viii) Outstanding derivative transactions (notional amount)**

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Outstanding derivative transactions (notional amount) | **618** | 4,020 |

## 54. Ultimate holding company

Central SAFE, acting on behalf of the State is the ultimate holding company of the Company whilst BOC is the Company's intermediate holding company.

## 55. Comparative amounts

In June 2006, the Group acquired a 51% shareholding of an entity under common control, BOC Life. The financial statements have been prepared in accordance with the principles of merger accounting as set out in Accounting Guideline 5 "Merger accounting for common control combinations" issued by the HKICPA. The comparative amounts for the year ended 31 December 2005 have been restated in accordance with the principles for merger accounting to present the result and assets of the Group as if BOC Life had been combined with the Group during the year.

For the purpose of presentation of income statement, certain items are now reclassified and included as part of the operating profit of the Group as management believes that this better reflects the Group's operations. Certain comparative amounts have been reclassified to conform with the current year's presentation.

## 56. Approval of financial statements

The financial statements were approved and authorised for issue by the Board of Directors on 22 March 2007.

## 1. Capital adequacy ratio

| | 2006 | 2005 |
|---|---|---|
| Capital adequacy ratio | **13.99%** | 15.37% |
| Adjusted capital adequacy ratio | **13.93%** | 15.33% |

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

## 2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 31 December 2006 and 31 December 2005 and reported to the HKMA is analysed as follows:

| | 2006<br>HK$'m | 2005<br>HK$'m |
|---|---|---|
| Core capital: | | |
| Paid up ordinary share capital | **43,043** | 43,043 |
| Reserves | **20,281** | 16,096 |
| Profit and loss account | **3,970** | 4,065 |
| Minority interests | **1,164** | 1,009 |
| | **68,458** | 64,213 |
| Supplementary capital: | | |
| Reserves on revaluation of holding of securities not held for trading purposes | **(118)** | (311) |
| Collective loan impairment allowances | **557** | 731 |
| Regulatory reserve | **3,621** | 3,571 |
| Total capital base | **72,518** | 68,204 |
| Deduction from total capital base: | | |
| Shareholdings in subsidiaries or holding company | **(328)** | (337) |
| Exposures to connected companies | **(593)** | (597) |
| Equity investments of 20% or more in non-subsidiary companies | **(50)** | (64) |
| Investments in the capital of other banks or other financial institutions | **–** | (6) |
| | **(971)** | (1,004) |
| Total capital base after deductions | **71,547** | 67,200 |

## 3. Liquidity ratio

| | 2006 | 2005 |
|---|---|---|
| Average liquidity ratio | 50.46% | 42.02% |

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

## 4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

| | 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Equivalent in million of HK$ | | | | | | | |
| | US Dollars | Japanese Yen | Euro | Australian Dollars | Pound Sterling | Renminbi Yuan | Others | Total |
| Spot assets | 280,010 | 2,538 | 12,922 | 22,642 | 6,150 | 28,521 | 7,357 | 360,140 |
| Spot liabilities | (189,454) | (4,346) | (7,485) | (18,126) | (12,217) | (27,729) | (18,185) | (277,542) |
| Forward purchases | 126,163 | 12,131 | 15,728 | 8,009 | 26,833 | 1,173 | 39,626 | 229,663 |
| Forward sales | (211,509) | (10,313) | (21,195) | (12,533) | (20,786) | (1,098) | (28,627) | (306,061) |
| Net options position | 1,641 | 144 | (105) | 68 | (8) | - | 64 | 1,804 |
| Net long/(short) position | 6,851 | 154 | (135) | 60 | (28) | 867 | 235 | 8,004 |
| Net structural position | 83 | - | - | - | - | 309 | - | 392 |

| | 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Equivalent in million of HK$ | | | | | | | |
| | US Dollars | Japanese Yen | Euro | Australian Dollars | Pound Sterling | Renminbi Yuan | Others | Total |
| Spot assets | 240,430 | 2,835 | 12,011 | 21,345 | 6,315 | 24,955 | 7,331 | 315,222 |
| Spot liabilities | (165,815) | (6,230) | (7,417) | (25,837) | (13,472) | (24,323) | (19,543) | (262,637) |
| Forward purchases | 123,450 | 11,936 | 15,117 | 13,897 | 18,737 | 2 | 40,459 | 223,598 |
| Forward sales | (194,998) | (8,545) | (19,794) | (9,452) | (11,588) | (7) | (28,080) | (272,464) |
| Net options position | 836 | - | 4 | 91 | (13) | - | (140) | 778 |
| Net long/(short) position | 3,903 | (4) | (79) | 44 | (21) | 627 | 27 | 4,497 |
| Net structural position | 109 | - | - | - | - | 234 | - | 343 |

## 5. Segmental information

### *(a) Sectoral analysis of gross advances to customers*

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

| | **2006** **HK$'m** | 2005* HK$'m |
|---|---|---|
| Loans for use in Hong Kong | | |
| | | |
| Industrial, commercial and financial | | |
| – Property development | **19,290** | 18,536 |
| – Property investment | **55,943** | 52,490 |
| – Financial concerns | **10,721** | 11,624 |
| – Stockbrokers | **65** | 167 |
| – Wholesale and retail trade | **13,019** | 12,796 |
| – Manufacturing | **12,417** | 11,723 |
| – Transport and transport equipment | **15,548** | 11,911 |
| – Others | **21,777** | 26,853 |
| | | |
| Individuals | | |
| – Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme | **14,236** | 15,983 |
| – Loans for purchase of other residential properties | **96,953** | 99,171 |
| – Credit card advances | **5,490** | 4,668 |
| – Others | **8,831** | 8,080 |
| Total loans for use in Hong Kong | **274,290** | 274,002 |
| | | |
| Trade finance | **16,865** | 16,079 |
| | | |
| Loans for use outside Hong Kong | **55,935** | 43,942 |
| Gross advances to customers | **347,090** | 334,023 |

* Certain comparative amounts have been reclassified to conform with the current year's presentation.

## 5. Segmental information (continued)

### *(b) Geographical analysis of gross advances to customers and overdue advances*

The following geographical analysis of gross advances to customers and advances overdue for over three months is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

#### (i) Gross advances to customers

| | **2006**<br>**HK$'m** | 2005<br>HK$'m |
|---|---|---|
| Hong Kong | **306,911** | 300,465 |
| Mainland China | **22,984** | 17,743 |
| Others | **17,195** | 15,815 |
| | **347,090** | 334,023 |

#### (ii) Advances overdue for over three months

| | **2006**<br>**HK$'m** | 2005<br>HK$'m |
|---|---|---|
| Hong Kong | **1,259** | 2,742 |
| Mainland China | **48** | 72 |
| Others | **51** | 31 |
| | **1,358** | 2,845 |

## 6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty, or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

| | **Banks and other financial institutions HK$'m** | **Public sector entities HK$'m** | **Others HK$'m** | **Total HK$'m** |
|---|---|---|---|---|
| **At 31 December 2006** | | | | |
| Asia, other than Hong Kong | | | | |
| – Mainland China | **37,202** | **25,052** | **18,486** | **80,740** |
| – Others | **67,088** | **569** | **16,710** | **84,367** |
| | **104,290** | **25,621** | **35,196** | **165,107** |
| North America | | | | |
| – United States | **8,923** | **25,232** | **74,712** | **108,867** |
| – Others | **12,391** | **101** | **133** | **12,625** |
| | **21,314** | **25,333** | **74,845** | **121,492** |
| Western Europe | | | | |
| – Germany | **38,204** | **–** | **3,620** | **41,824** |
| – Others | **149,973** | **133** | **16,819** | **166,925** |
| | **188,177** | **133** | **20,439** | **208,749** |
| Total | **313,781** | **51,087** | **130,480** | **495,348** |

| | Banks and other financial institutions HK$'m | Public sector entities HK$'m | Others HK$'m | Total HK$'m |
|---|---|---|---|---|
| At 31 December 2005 | | | | |
| Asia, other than Hong Kong | | | | |
| – Mainland China | 33,928 | 25,116 | 15,818 | 74,862 |
| – Others | 63,952 | 851 | 10,936 | 75,739 |
| | 97,880 | 25,967 | 26,754 | 150,601 |
| North America | | | | |
| – United States | 8,775 | 29,856 | 36,241 | 74,872 |
| – Others | 12,372 | 296 | 19 | 12,687 |
| | 21,147 | 30,152 | 36,260 | 87,559 |
| Western Europe | | | | |
| – Germany | 32,925 | – | 3,399 | 36,324 |
| – Others | 119,850 | 412 | 15,830 | 136,092 |
| | 152,775 | 412 | 19,229 | 172,416 |
| Total | 271,802 | 56,531 | 82,243 | 410,576 |

## 7. Overdue and rescheduled assets

### *(a) Gross amount of overdue loans*

| | **2006** | | 2005 | |
|---|---|---|---|---|
| | **Amount HK$'m** | **% of gross advances to customers** | Amount HK$'m | % of gross advances to customers |
| Gross advances to customers which have been overdue for: | | | | |
| – six months or less but over three months | **318** | **0.09%** | 329 | 0.10% |
| – one year or less but over six months | **202** | **0.06%** | 595 | 0.18% |
| – over one year | **838** | **0.24%** | 1,921 | 0.57% |
| Advances overdue for over three months | **1,358** | **0.39%** | 2,845 | 0.85% |

As at 31 December 2006 and 31 December 2005, there were no advances to banks and other financial institutions that were overdue for over three months.

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

### *(b) Rescheduled advances to customers*

| | **2006** | | 2005 | |
|---|---|---|---|---|
| | **Amount HK$'m** | **% of gross advances to customers** | Amount HK$'m | % of gross advances to customers |
| Rescheduled advances to customers | **216** | **0.06%** | 310 | 0.09% |

As at 31 December 2006 and 31 December 2005, there were no rescheduled advances to banks and other financial institutions.

## 7. Overdue and rescheduled assets (continued)

### *(b) Rescheduled advances to customers (continued)*

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated before deduction of loan impairment allowances.

## 8. Repossessed assets held

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Estimated market value of repossessed assets held | **309** | 431 |

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers.

## 9. Connected transactions

In 2006, BOCHK, a wholly owned subsidiary of the Company, and its subsidiaries engaged on a regular basis in the usual course of their business in numerous transactions with BOC and its Associates. As BOC is the Company's controlling shareholder and therefore a connected person of the Company, all such transactions constituted connected transactions for the purposes of the Listing Rules. As the stated purpose of Central SAFE is to exercise the rights of an equity investor on behalf of the state and not to have any commercial operations, for purposes of this report, therefore, Central SAFE and the companies of which it is a substantial shareholder have not been treated as connected persons to the Company.

The transactions fell into the following three categories:

1. De minimis transactions entered into in the usual course of business and under normal commercial terms. Such transactions were exempted from disclosure and shareholder approval by virtue of rule 14A.33 of the Listing Rules;

2. Certain regular banking transactions entered into on a continual basis throughout the year. On 4 January 2005 the Company made an announcement (the "Announcement") in accordance with Rule 14A.34 of the Listing Rules. The Announcement listed those continuing connected transactions that exceeded the de minimis threshold and set out caps in respect of such transactions for the three years 2005-2007. These transactions were conducted in the ordinary course of its business and on normal commercial terms. On 11 April 2006 the Company has announced its intention to revise the caps for Inter-bank Capital Markets transactions. On 26 May 2006 over 99.99% of the independent shareholders in the extraordinary general meeting voted for such changes. Details of these continuing connected transactions are set out below and are described in the announcements which may be viewed at the Company's website.

## 9. Connected transactions (continued)

| Type of Transaction | 2006 Cap HK$'m | 2006 Actual Amount HK$'m |
|---|---|---|
| Securities Transactions | 220 | 196 |
| Fund Distribution Transactions | 190 | 54 |
| Credit Card Services | 220 | 92 |
| Information Technology Services | 110 | 43 |
| Property Transactions | 140 | 97 |
| Bank-note Delivery | 100 | 38 |
| Insurance Agency | 410 | 295 |
| Provision of Insurance Cover | 110 | 62 |
| Foreign Exchange Transactions | 550 | 56 |
| Trading of Interests in Loans | 18,500 | 1,180 |
| Inter-bank Capital Markets | 14,000 | 4,539 |

3. On 11 April 2006 the Company and BOC Insurance entered into a Sale and Purchase Agreement whereby the Company conditionally agreed to purchase the BOC Life Shares, representing 51% of the issued share capital of BOC Life, for a purchase price of HK$900 million. As BOC Insurance is wholly owned by BOC, this purchase constitute a connected transaction. On 26 May 2006 an extraordinary general meeting was held and over 99.99% of the independent shareholders vote for the resolutions.

## 10. Reconciliation between HKFRSs vs IFRS/PRC GAAP

The Company understands that BOC, an intermediate holding company as well as controlling shareholder of the Company, will prepare and disclose consolidated financial information in accordance with IFRS and PRC GAAP for which the Company and its subsidiaries will form part of the consolidated financial statements.

The consolidated financial information of "BOC Hong Kong Group" for the periods disclosed by BOC in its consolidated financial statements is not the same as the consolidated financial information of the Group for the periods published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

## 10. Reconciliation between HKFRSs vs IFRS/PRC GAAP (continued)

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of its own financial disclosure) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHKG and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the below organisation chart). Though there is difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the periods presented are substantially the same. This is because BOCHKG and BOC (BVI) are holding companies only and have no substantive operations of their own.


BOC
100%
BOCHKG
100%
BOC (BVI)
approximately 66%
The Company

Second, the Group has prepared its consolidated financial statements in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information reporting to BOC is prepared in accordance with IFRS and PRC GAAP respectively. Despite the fact that HKFRSs have converged with IFRS, there is a timing difference in the initial adoption of HKFRSs and IFRS by the Group and by BOC respectively.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group disclosed by BOC in its financial statements on the other hand, is to present reconciliations of the profit after tax/net assets of the Group prepared under HKFRSs to the profit after tax/net assets of the Group prepared under IFRS and PRC GAAP respectively for the periods presented.

The major differences between HKFRSs and IFRS/PRC GAAP, which arise from the difference in measurement basis in IFRS or PRC GAAP and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- loan loss allowance;
- re-measurement of carrying value of treasury products;
- restatement of carrying value of bank premises and investment properties; and
- deferred taxation impact arising from the above different measurement basis.

## 10. Reconciliation between HKFRSs vs IFRS/PRC GAAP (continued)

### *(a) Loan loss allowance*

Such adjustments were mainly due to the different approaches used to determine loan loss allowance under different accounting standards. Before 2005, the provisioning approach adopted by the Company mainly followed the guidelines issued by the Hong Kong Monetary Authority. This approach was different from the requirements of IFRS and PRC GAAP under which impairment losses assessment is based on the estimated future cash flows of the loans or group of loans as of each balance sheet date.

Effective 1 January 2005, the provisioning approach adopted under HKFRSs and IFRS was aligned. Due to the difference in the timing of first adoption of HKFRSs and IFRS, impairment charges to the income statement under HKFRSs and IFRS for 2005 were different. The provisioning approach under IFRS and PRC GAAP is basically the same.

### *(b) Re-measurement of carrying value of treasury products*

(i) Non-trading derivatives held for hedging purposes were not required to be marked to market under HK GAAP before 2005. Since 2005, their measurement has been aligned with IFRS and PRC GAAP with slight differences in profit and loss and net assets in 2005 mainly due to timing differences.

(ii) Due to the difference in the timing of first adoption of HKFRSs and IFRS, classification and measurement of certain investment securities under HK GAAP/HKFRSs and IFRS were different. Therefore, investment securities were reclassified and re-measured to align with the accounting policies of BOC for the relevant periods. Classification and measurement under IFRS and PRC GAAP is basically the same.

### *(c) Restatement of carrying value of bank premises and investment properties*

The Company has elected for a revaluation basis rather than cost basis to account for bank premises and investment properties under HKFRSs. On the contrary, BOC has elected for the cost convention for bank premises and revaluation basis for investment properties under IFRS; and cost convention for both bank premises and investment properties under PRC GAAP. Therefore, adjustments have been made to restate the carrying value of bank premises and investment properties as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS and PRC GAAP.

### *(d) Deferred tax adjustments*

These represent the deferred tax effect of the aforesaid adjustments.

### *(e) Merger accounting adjustments*

The Group has applied merger accounting to account for the purchase of the 51% equity interest in BOC Life on 1 June 2006, as if the business combination had occurred from the beginning of the relevant periods. Comparatives under HKFRSs were restated accordingly. For the purpose of segment reporting in respect of BOCHKG in the financial statements of BOC under IFRS and PRC GAAP, comparatives were not restated.

Going forward, the differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under HKFRSs and IFRS and PRC GAAP will be recurring in the future, while the timing difference related to the measurement of investment securities will be reversed gradually and eliminated in the future years. The difference in the carrying value of investment properties will be eliminated next year after the convergence of PRC GAAP with HKFRSs.

## 10. Reconciliation between HKFRSs vs IFRS/PRC GAAP (continued)

***Profit after tax/Net assets reconciliation***

**(i) HKFRSs Vs IFRS**

| | Profit after tax | | Net assets | |
|---|---|---|---|---|
| | **2006 HK$'m** | 2005 HK$'m | **2006 HK$'m** | 2005 HK$'m |
| **Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs** | **14,284** | 13,856 | **86,640** | 81,713 |
| Add: IFRS adjustments | | | | |
| Loan loss allowance | **–** | (172) | **–** | – |
| Re-measurement of carrying value of treasury products | **(226)** | 465 | **44** | 70 |
| Restatement of carrying value of bank premises | **164** | 439 | **(7,295)** | (6,248) |
| Deferred tax adjustments | **28** | (69) | **1,230** | 1,027 |
| Merger accounting adjustments | **–** | (198) | **–** | (980) |
| Other adjustments | **–** | 68 | **–** | – |
| **Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under IFRS** | **14,250** | 14,389 | **80,619** | 75,582 |

**(ii) HKFRSs Vs PRC GAAP**

| | Profit after tax | | Net assets | |
|---|---|---|---|---|
| | **2006 HK$'m** | 2005 HK$'m | **2006 HK$'m** | 2005 HK$'m |
| **Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs** | **14,284** | 13,856 | **86,640** | 81,713 |
| Add: PRC GAAP adjustments | | | | |
| Loan loss allowance | **–** | (172) | **–** | – |
| Re-measurement of carrying value of treasury products | **(226)** | 465 | **44** | 65 |
| Restatement of carrying value of bank premises & investment properties | **(336)** | (1,209) | **(10,495)** | (8,949) |
| Deferred tax adjustments | **59** | 172 | **3,162** | 2,920 |
| Merger accounting adjustments | **–** | (198) | **–** | (980) |
| Other adjustments | **(36)** | (4) | **(108)** | (72) |
| **Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under PRC GAAP** | **13,745** | 12,910 | **79,243** | 74,697 |

## Subsidiaries of the Company

The particulars of our subsidiaries are as follows:

| Name of company | Country/place and date of incorporation/ operation | Issued and fully paid up share capital/ registered capital | Percentage of attributable equity interest | Principal activities |
|---|---|---|---|---|
| **Directly held:** | | | | |
| Bank of China (Hong Kong) Limited | Hong Kong 16 October 1964 | Ordinary shares HK$43,042,840,858 | 100.00% | Banking business |
| BOC Group Life Assurance Company Limited | Hong Kong 12 March 1997 | Ordinary shares HK$868,000,000 | 51.00% | Life insurance business |
| **Indirectly held:** | | | | |
| Nanyang Commercial Bank, Limited | Hong Kong 2 February 1948 | Ordinary shares HK$600,000,000 | 100.00% | Banking business |
| Chiyu Banking Corporation Limited | Hong Kong 24 April 1947 | Ordinary shares HK$300,000,000 | 70.49% | Banking business |
| BOC Credit Card (International) Limited | Hong Kong 9 September 1980 | Ordinary shares HK$480,000,000 | 100.00% | Credit card services |
| Arene Trading Limited | Hong Kong 22 August 1978 | Ordinary shares HK$500,000 | 100.00% | Property holding and investment |
| Bank of China (Hong Kong) Nominees Limited | Hong Kong 1 October 1985 | Ordinary shares HK$2 | 100.00% | Nominee services |
| Bank of China (Hong Kong) Trustees Limited | Hong Kong 6 November 1987 | Ordinary shares HK$3,000,000 | 100.00% | Trustee and agency services |
| BOC Group Trustee Company Limited | Hong Kong 1 December 1997 | Ordinary shares HK$200,000,000 | 64.20% | Trustee services |
| BOC Travel Services Limited | Hong Kong 24 August 1982 | Ordinary shares HK$2,000,000 | 100.00% | Travel services |
| BOCHK Financial Products (Cayman) Limited | Cayman 10 November 2006 | Ordinary shares US$50,000 | 100.00% | Note issuing |
| BOCHK Information Technology (Shenzhen) Co., Ltd. | PRC 16 April 1990 | Registered capital HK$70,000,000 | 100.00% | Property holding and investment |

## Subsidiaries of the Company (continued)

| Name of company | Country/place and date of incorporation/ operation | Issued and fully paid up share capital/ registered capital | Percentage of attributable equity interest | Principal activities |
|---|---|---|---|---|
| BOCI-Prudential Trustee Limited | Hong Kong 11 October 1999 | Ordinary shares HK$300,000,000 | 41.10% | Trustee services |
| Champion Leader International Limited | Hong Kong 19 January 1998 | Ordinary shares HK$2 | 100.00% | Club management |
| Che Hsing (Nominees) Limited | Hong Kong 23 April 1980 | Ordinary shares HK$10,000 | 100.00% | Nominee services and investment holding |
| Chiyu Banking Corporation (Nominees) Limited | Hong Kong 3 November 1981 | Ordinary shares HK$100,000 | 70.49% | Investment holding |
| Chung Chiat Company Limited | Hong Kong 9 April 1980 | Ordinary shares HK$200 | 100.00% | Property holding and investment |
| Dwell Bay Limited | Hong Kong 19 December 1980 | Ordinary shares HK$100,000 | 100.00% | Property holding and investment |
| Excellent Way Properties Limited | Hong Kong 17 December 1992 | Ordinary shares HK$10,000 | 100.00% | Property holding and investment |
| Glister Company Limited | Hong Kong 26 March 2001 | Ordinary shares HK$2 | 70.49% | Investment holding |
| Glory Cardinal Limited | Hong Kong 4 May 2001 | Ordinary shares HK$2 | 70.49% | Investment holding |
| Grace Charter Limited | Hong Kong 4 May 2001 | Ordinary shares HK$2 | 70.49% | Investment holding |
| G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd. | PRC 24 September 1993 | Registered capital HK$40,000,000 | 100.00% | Property holding and investment |
| Hua Chiao Commercial (Nominees) Limited | Hong Kong 28 October 1986 | Ordinary shares HK$10,000 | 100.00% | Nominee services |
| Kincheng Finance (H.K.) Limited | Hong Kong 30 March 1979 | Ordinary shares HK$225,000,000 | 100.00% | Loan financing |

## Subsidiaries of the Company (continued)

| Name of company | Country/place and date of incorporation/ operation | Issued and fully paid up share capital/ registered capital | Percentage of attributable equity interest | Principal activities |
|---|---|---|---|---|
| Kincheng Investments & Developments (H.K.) Limited | Hong Kong 15 May 1981 | Ordinary shares HK$6,000 | 100.00% | Property holding and investment |
| Kincheng (Nominees) Limited | Hong Kong 12 December 1980 | Ordinary shares HK$100,000 | 100.00% | Nominee services |
| Kiu Nam Investment Corporation Limited | Hong Kong 9 November 1963 | Ordinary shares HK$2,000,000 | 100.00% | Property holding and investment |
| Kwong Li Nam Investment Agency Limited | Hong Kong 25 May 1984 | Ordinary shares HK$3,050,000 | 100.00% | Investment agency |
| Nan Song Company, Limited | Hong Kong 13 April 1965 | Ordinary shares HK$1,000,000 | 100.00% | Property investment and investment holding |
| Nanyang Commercial Bank (Nominees) Limited | Hong Kong 22 August 1980 | Ordinary shares HK$50,000 | 100.00% | Nominee services |
| Nanyang Commercial Bank Trustee Limited | Hong Kong 22 October 1976 | Ordinary shares HK$3,000,000 | 100.00% | Trustee services |
| Nanyang Finance Company Limited | Hong Kong 16 March 1979 | Ordinary shares HK$50,000,000 | 100.00% | Financial services |
| Pacific Trend Profits Corporation | British Virgin Islands 20 April 2001 | Registered shares US$1 | 70.49% | Investment holding |
| Patson (HK) Limited | Hong Kong 18 August 1970 | Ordinary shares HK$1,000,000 | 100.00% | Property investment |
| Perento Limited | Hong Kong 27 September 1983 | Ordinary shares HK$10,000 | 100.00% | Property holding and investment |
| Po Hay Enterprises Limited | Hong Kong 2 October 1979 | Ordinary shares HK$100,000 | 100.00% | Property holding and investment |
| Po Sang Financial Investment Services Company Limited | Hong Kong 23 September 1980 | Ordinary shares HK$25,000,000 | 100.00% | Gold trading and investment holding |

## Subsidiaries of the Company (continued)

| Name of company | Country/place and date of incorporation/ operation | Issued and fully paid up share capital/ registered capital | Percentage of attributable equity interest | Principal activities |
|---|---|---|---|---|
| Po Sang Futures Limited | Hong Kong 19 October 1993 | Ordinary shares HK$25,000,000 | 100.00% | Commodities brokerage |
| Po Sang (Nominees) Limited | Hong Kong 29 April 1993 | Ordinary shares HK$10,000 | 100.00% | Nominee services |
| Rams City (Nominees) Limited | Hong Kong 2 May 1986 | Ordinary shares HK$2,000,000 | 100.00% | Nominee services and investment holding |
| Sanicon Investment Limited | Hong Kong 24 January 2000 | Ordinary shares HK$2 | 100.00% | Property holding and investment |
| Seng Sun Development Company, Limited | Hong Kong 11 December 1961 | Ordinary shares HK$2,800,000 | 70.49% | Investment holding |
| Shenstone Limited | Hong Kong 4 September 1979 | Ordinary shares HK$2 | 100.00% | Property holding and investment |
| BOCHK Information Technology Services (Shenzhen) Ltd* | PRC 26 May 1993 | Registered capital HK$40,000,000 | 100.00% | Information technology services |
| Sin Chiao Enterprises Corporation, Limited | Hong Kong 13 September 1961 | Ordinary shares HK$3,000,000 | 100.00% | Property holding and investment |
| Sin Hua Trustee Limited | Hong Kong 27 October 1978 | Ordinary shares HK$3,000,000 | 100.00% | Trustee services |
| Sin Mei (Nominee) Limited | Hong Kong 27 April 1982 | Ordinary shares HK$100,000 | 100.00% | Nominee services and investment holding |
| Sin Yeh Shing Company Limited | Hong Kong 28 November 1980 | Ordinary shares HK$100,000 | 100.00% | Property holding and investment |
| Sino Information Services Company Limited | Hong Kong 11 February 1993 | Ordinary shares HK$7,000,000 | 100.00% | Information services |
| The China-South Sea (Nominees) Services Limited | Hong Kong 13 February 1981 | Ordinary shares HK$100,000 | 100.00% | Nominee services |

## Subsidiaries of the Company (continued)

| Name of company | Country/place and date of incorporation/ operation | Issued and fully paid up share capital/ registered capital | Percentage of attributable equity interest | Principal activities |
|---|---|---|---|---|
| The China State (Nominees) Limited | Hong Kong 14 May 1982 | Ordinary shares HK$100,000 | 100.00% | Nominee services and investment holding |
| The China State Trustee Limited | Hong Kong 17 July 1981 | Ordinary shares HK$3,000,000 | 100.00% | Trustee services |
| Track Link Investment Limited | Hong Kong 8 February 1994 | Ordinary shares HK$2 | 100.00% | Property holding and investment |
| Yien Yieh (Nominee) Limited | Hong Kong 26 June 2001 | Ordinary shares HK$2,000 | 100.00% | Nominee services and investment holding |

* The company was formerly known as Shenyin Storage (Shenzhen) Co., Ltd. with its name change effective from 15 September 2006.

Rams City Trustee Limited and China-South Sea Trustee Limited completed winding up procedures on 30 August 2006.

Attempt Fit Enterprises Limited completed winding up procedures on 20 September 2006.

Champion Leader International Limited commenced members' voluntary winding up on 15 March 2006.

Excellent Way Properties Limited commenced members' voluntary winding up on 15 September 2006.

# DEFINITIONS

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

| Terms | Meanings |
|---|---|
| "AC" | the Audit Committee |
| "ADR" | American Depositary Receipt |
| "ADS" | American Depositary Share |
| "ALCO" | the Asset and Liability Management Committee |
| "ATM" | Automated Teller Machine |
| "Associate(s)" | has the meaning ascribed to "associate(s)" in the Listing Rules |
| "Board" or "Board of Directors" | the Board of Directors of the Company |
| "BOC" | Bank of China Limited, a joint stock commercial bank with limited liability established under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shangha Stock Exchange, respectively |
| "BOC (BVI)" | BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG |
| "BOC Group Trustee" | BOC Group Trustee Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOCI hold equity interests of 66% and 34% respectively |
| "BOC Insurance" | Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOC Life" | BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOC Insurance hold equity interests of 51% and 49% respectively |
| "BOC-CC" | BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly subsidiary of BOCHK |
| "BOCHK" | Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company |
| "BOCHK Charitable Foundation" | Bank of China (Hong Kong) Limited Charitable Foundation (formerly known as the "Bank of China Group Charitable Foundation"), a charitable foundation being established in July 1994 |

| Terms | Meanings |
|---|---|
| "BOCHKG" | BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOCI" | BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOCI-Prudential Manager" | BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively |
| "BOCI-Prudential Trustee" | BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee Company Limited and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively |
| "CAR" | Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance |
| "CBS" | Corporate Banking Services |
| "CE" | Chief Executive |
| "Central SAFE" | Central SAFE Investments Limited |
| "Chiyu" | Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49% |
| "Company" | BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong |
| "CRO" | Chief Risk Officer |
| "GDP" | Gross Domestic Product |
| "Group" | the Company and its subsidiaries collectively referred as the Group |
| "HIBOR" | Hong Kong Interbank Offered Rate |
| "HKAS(s)" | Hong Kong Accounting Standard(s) |
| "HKAS-Int" | HKAS Interpretation |
| "HKFRS(s)" | Hong Kong Financial Reporting Standard(s) |

| Terms | Meanings |
|---|---|
| "HK GAAP" | Generally Accepted Accounting Principles in Hong Kong |
| "HKICPA" | Hong Kong Institute of Certified Public Accountants |
| "HKMA" | Hong Kong Monetary Authority |
| "Hong Kong" or "Hong Kong SAR" | Hong Kong Special Administrative Region |
| "Hua Chiao" | Hua Chiao Commercial Limited (in members' voluntary liquidation), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64% |
| "IFRS" | International Financial Reporting Standards |
| "IPO" | Initial Public Offering |
| "IT" | Information Technology |
| "LIBOR" | London Interbank Offered Rate |
| "Listing Rules" | The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited |
| "The Mainland" or "Mainland China" or "The Mainland of China" | The mainland of the PRC |
| "MPF" | Mandatory Provident Fund |
| "MPF Schemes Ordinance" | the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended |
| "MSCI Index" | Morgan Stanley Capital International Index |
| "Nanyang" | Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK |
| "ORSO schemes" | the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong |
| "PRC" | The People's Republic of China |
| "PRC GAAP" | Accounting Standards for Business Enterprises and the Accounting System for Financial Institutions of the PRC |
| "QDII" | Qualified Domestic Institutional Investor |
| "QFII" | Qualified Foreign Institutional Investor |

| Terms | Meanings |
|---|---|
| "RC" | The Risk Committee |
| "RMB" or "Renminbi" | Renminbi, the lawful currency of the PRC |
| "RMD" | The Risk Management Department |
| "SFO" | the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong |
| "Share Option Scheme" | the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002 |
| "Sharesave Plan" | the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002 |
| "SME(s)" | Small and medium-sized enterprise(s) |
| "Stock Exchange" or "Stock Exchange of Hong Kong" | The Stock Exchange of Hong Kong Limited |
| "UK" | United Kingdom |
| "US" or "USA" | the United States of America |
| "VAR" | Value at Risk |

# BRANCH NETWORK & CORPORATE BANKING CENTRES

## Bank of China (Hong Kong) – Branch Network

### Hong Kong Island

| Branch | Address | Telephone |
| --- | --- | --- |
| **Central & Western District** | | |
| Bank of China Tower Branch | 1 Garden Road, Hong Kong | 2826 6888 |
| Sheung Wan Branch | 252 Des Voeux Road Central, Hong Kong | 2541 1601 |
| Queen's Road West (Sheung Wan) Branch | 2-12 Queen's Road West, Sheung Wan, Hong Kong | 2815 6888 |
| Connaught Road Central Branch | 13-14 Connaught Road Central, Hong Kong | 2841 0410 |
| Central District Branch | 2A Des Voeux Road Central, Hong Kong | 2160 8888 |
| Central District (Wing On House) Branch | 71 Des Voeux Road Central, Hong Kong | 2843 6111 |
| Shek Tong Tsui Branch | 534 Queen's Road West, Shek Tong Tsui, Hong Kong | 2819 7277 |
| Western District Branch | 386-388 Des Voeux Road West, Hong Kong | 2549 9828 |
| Queen's Road Central Branch | 81-83 Queen's Road Central, Hong Kong | 2588 1288 |
| Bonham Road Branch | 63 Bonham Road, Hong Kong | 2517 7066 |
| IFC Wealth Management Centre | Shop 3001, Level 3, IFC Mall, 1 Harbour View Street, Central, Hong Kong | 2523 8180 |
| Kennedy Town Branch | Harbour View Garden, 2-2F Catchick Street, Kennedy Town, Hong Kong | 2818 6162 |
| Caine Road Branch | 57 Caine Road, Hong Kong | 2521 3318 |
| First Street Branch | 55A First Street, Sai Ying Pun, Hong Kong | 2517 3399 |
| United Centre Branch | Shop 1021, United Centre, 95 Queensway, Hong Kong | 2861 1889 |
| Wyndham Street Branch | 1-3 Wyndham Street, Central, Hong Kong | 2843 2888 |
| Des Voeux Road West Branch | 111-119 Des Voeux Road West, Hong Kong | 2546 1134 |
| Gilman Street Branch | 136 Des Voeux Road Central, Hong Kong | 2135 1123 |
| **Wan Chai District** | | |
| Jardine's Bazaar Branch | G/F, Siki Centre, No. 23 Jardine's Bazaar, Causeway Bay, Hong Kong | 2882 1383 |
| Gloucester Road Wealth Management Centre | Unit 3, G/F, Immigration Tower, 7 Gloucester Road, Wan Chai, Hong Kong | 2511 8933 |
| 409 Hennessy Road Branch | 409-415 Hennessy Road, Wan Chai, Hong Kong | 2835 6118 |
| Johnston Road Branch | 152-158 Johnston Road, Wan Chai, Hong Kong | 2574 8257 |
| Harbour Road Branch | 26 Harbour Road, Wan Chai, Hong Kong | 2827 8407 |
| Happy Valley Branch | 11 King Kwong Street, Happy Valley, Hong Kong | 2838 6668 |
| Causeway Bay Branch | 18 Percival Street, Causeway Bay, Hong Kong | 2572 4273 |
| Wan Chai (China Overseas Building) Branch | 139 Hennessy Road, Wan Chai, Hong Kong | 2529 0866 |
| Wan Chai (Wu Chung House) Branch | 213 Queen's Road East, Wan Chai, Hong Kong | 2892 0909 |
| Hennessy Road (Wan Chai) Branch | 310-312 Hennessy Road, Wan Chai, Hong Kong | 2923 5628 |
| Wan Chai Road Branch | 127-135 Wan Chai Road, Wan Chai, Hong Kong | 2577 4862 |
| **Eastern District** | | |
| Siu Sai Wan Branch | Shop 19, Cheerful Garden, Siu Sai Wan, Hong Kong | 2505 2399 |
| Taikoo Shing Branch | Shop G1012, Yiu Sing Mansion, Taikoo Shing, Hong Kong | 2886 0612 |
| Taikoo Shing Branch Safe Box Service Centre | Shop G1006, Hoi Shing Mansion, Taikoo Shing, Hong Kong | 2885 4582 |
| North Point Branch | Roca Centre, 464 King's Road, North Point, Hong Kong | 2811 8880 |
| North Point (King's Centre) Branch | 193-209 King's Road, North Point, Hong Kong | 2286 2000 |
| North Point (Hang Ying Building) Branch | Shop B1, 318-328 King's Road, North Point, Hong Kong | 2887 1199 |
| North Point (Kiu Fai Mansion) Branch | 413-415 King's Road, North Point, Hong Kong | 2562 6108 |
| Sai Wan Ho Branch | 142-146 Shau Kei Wan Road, Sai Wan Ho, Hong Kong | 2886 3344 |
| Heng Fa Chuen Branch | Shop 205-208, East Wing Shopping Centre, Heng Fa Chuen, Chai Wan, Hong Kong | 2897 1131 |
| Kam Wa Street Branch | 3 Kam Wa Street, Shau Kei Wan, Hong Kong | 2885 9311 |
| City Garden Branch | 233 Electric Road, North Point, Hong Kong | 2571 2878 |
| King's Road Branch | 131-133 King's Road, North Point, Hong Kong | 2887 0282 |
| Chai Wan Branch | Block B, Walton Estate, 341-343 Chai Wan Road, Chai Wan, Hong Kong | 2558 6433 |
| Chai Wan Branch Safe Box Service Centre | 27 Gold Mine Building, 345 Chai Wan Road, Chai Wan, Hong Kong | 2557 0248 |
| Healthy Village Branch | Shop 1 & 2, Healthy Village Phase II, 668 King's Road, North Point, Hong Kong | 2563 2278 |
| Sheung On Street Branch | 77 Sheung On Street, Chai Wan, Hong Kong | 2897 0923 |
| Aldrich Garden Branch | Shop 58, Aldrich Garden, Shau Kei Wan, Hong Kong | 3196 4956 |
| Shau Kei Wan (Po Man Building) Branch | 260-262 Shau Kei Wan Road, Shau Kei Wan, Hong Kong | 2568 5211 |
| Wan Tsui Road Branch | 4 Lin Shing Road, Chai Wan, Hong Kong | 2557 3283 |
| Quarry Bay Branch | Parkvale, 1060 King's Road, Quarry Bay, Hong Kong | 2564 0333 |
| **Southern District** | | |
| Tin Wan Branch | 2-12 Ka Wo Street, Tin Wan, Hong Kong | 2553 0135 |
| Stanley Branch | Shop 401, Shopping Centre, Stanley Plaza, Hong Kong | 2813 2290 |
| Aberdeen Branch | 25 Wu Pak Street, Aberdeen, Hong Kong | 2553 4165 |
| South Horizons Branch | G38, West Centre Marina Square, South Horizons, Ap Lei Chau, Hong Kong | 2580 0345 |
| South Horizons Branch Safe Box Service Centre | Shop 118, Marina Square East Centre, Ap Lei Chau, Hong Kong | 2555 7477 |
| Wah Kwai Estate Branch | Shop 17, Shopping Centre, Wah Kwai Estate, Hong Kong | 2550 2298 |
| Wong Chuk Hang Road Branch | 40 Wong Chuk Hang Road, Hong Kong | 2814 8272 |
| Chi Fu Landmark Branch | Shop 510, Chi Fu Landmark, Pok Fu Lam, Hong Kong | 2551 2282 |
| Ap Lei Chau Branch | 13-15 Wai Fung Street, Ap Lei Chau, Hong Kong | 2554 6487 |

### Kowloon

| Branch | Address | Telephone |
| --- | --- | --- |
| **Kowloon City District** | | |
| Prince Edward Road (Kowloon City) Branch | 382-384 Prince Edward Road, Kowloon City, Kowloon | 2926 6038 |
| To Kwa Wan Branch | 80N To Kwa Wan Road, To Kwa Wan, Kowloon | 2364 4344 |
| Pak Tai Street Branch | 4-6 Pak Tai Street, To Kwa Wan, Kowloon | 2760 7773 |
| Hung Hom (Eldex Industrial Building) Branch | 21 Ma Tau Wai Road, Hung Hom, Kowloon | 2764 8363 |
| Hung Hom Wealth Management Centre | 37-39 Ma Tau Wai Road, Hung Hom, Kowloon | 2170 0888 |
| OUHK Branch | The Open University of Hong Kong, 30 Good Shepherd Street, Ho Man Tin, Kowloon | 2760 9099 |
| Ma Tau Kok Road Branch | 39-45 Ma Tau Kok Road, To Kwa Wan, Kowloon | 2714 9118 |
| Ma Tau Wai Road Branch | 47-49 Ma Tau Wai Road, Hung Hom, Kowloon | 2926 5123 |
| Site 11 Whampoa Garden Branch | Shop G6, Site 11, Whampoa Garden, Hung Hom, Kowloon | 2363 3982 |
| Whampoa Garden Branch | Shop G8B, Site 1, Whampoa Garden, Hung Hom, Kowloon | 2764 7233 |
| Nga Tsin Wai Road Branch | 25 Nga Tsin Wai Road, Kowloon City, Kowloon | 2383 2316 |
| Waterloo Road Branch | Shop A2, Man Kee Mansion, 86 Waterloo Road, Kowloon | 2363 9231 |
| **Wong Tai Sin District** | | |
| Tai Yau Street Branch | 35 Tai Yau Street, San Po Kong, Kowloon | 2328 0087 |
| Chuk Yuen Estate Branch | Shop S1, Chuk Yuen Shopping Centre, Chuk Yuen South Estate, Kowloon | 2325 5261 |
| Choi Hung Branch | 19 Clear Water Bay Road, Ngau Chi Wan, Kowloon | 2327 0271 |
| Choi Hung Road Branch | 58-68 Choi Hung Road, San Po Kong, Kowloon | 2927 6111 |
| Choi Wan Estate Branch | A3-18 Commercial Complex, Choi Wan Estate, Kowloon | 2754 5911 |
| Wong Tai Sin Branch | Shop G1, Wong Tai Sin Shopping Centre, Wong Tai Sin, Kowloon | 2327 8147 |
| San Po Kong (Wing Lok Building) Branch | 28-34 Tseuk Luk Street, San Po Kong, Kowloon | 2328 7915 |
| Yuk Wah Street Branch | 46-48 Yuk Wah Street, Tsz Wan Shan, Kowloon | 2927 6655 |
| Lok Fu Branch | Shop 2, Lok Fu Shopping Centre II, Lok Fu, Kowloon | 2337 0271 |
| Tseuk Luk Street Wealth Management Centre | 86 Tseuk Luk Street, San Po Kong, Kowloon | 2326 2883 |
| Sheung Fung Street Branch | 66-68 Sheung Fung Street, Tsz Wan Shan, Kowloon | 2327 8118 |
| Diamond Hill Branch | G107 Plaza Hollywood, Diamond Hill, Kowloon | 2955 5088 |

## Bank of China (Hong Kong) – Branch Network (continued)

| Branch | Address | Telephone |
|---|---|---|
| **Kwun Tong District** | | |
| Kowloon Bay Wealth Management Centre | Shop 2, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon | 2759 9339 |
| Kowloon Bay Branch | 17 Wang Hoi Road, Kowloon Bay, Kowloon | 2331 3783 |
| Ngau Tau Kok (Garden Estate) Branch | Shop 6, Lotus Tower 2, Kwun Tong Garden Estate, 297 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon | 2763 5456 |
| 169 Ngau Tau Kok Road Branch | 169 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon | 2750 7311 |
| 177 Ngau Tau Kok Road Branch | 177 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon | 2927 4321 |
| Ping Tin Estate Branch | Shop 225, 2/F, Ping Tin Shopping Centre, Lam Tin, Kowloon | 2927 7828 |
| Wang Kwun Road Branch | Unit G1, Nan Fung Commercial Centre, Wang Kwun Road, Kowloon Bay, Kowloon | 2755 0268 |
| Sau Mau Ping Branch | Shop 214, Sau Mau Ping Shopping Centre, Sau Mau Ping, Kowloon | 2772 0028 |
| Hip Wo Street Branch | 195-197 Hip Wo Street, Kwun Tong, Kowloon | 2345 0102 |
| Ting Fu Street Branch | 11-13 Ting Fu Street, Ngau Tau Kok, Kowloon | 2756 4621 |
| Yau Tong Branch | Shop G1-G27, Ka Fu Arcade, Yau Tong Centre, Kowloon | 2349 9191 |
| Hoi Yuen Road Branch | 55 Hoi Yuen Road, Kwun Tong, Kowloon | 2763 2127 |
| Tsui Ping Estate Branch | Shop 116, 1/F, Shopping Circuit, Tsui Ping Estate, Kwun Tong, Kowloon | 2345 3238 |
| 26 Fu Yan Street Branch | 26-32 Fu Yan Street, Kwun Tong, Kowloon | 2342 5262 |
| 95 Fu Yan Street Branch | 95 Fu Yan Street, Kwun Tong, Kowloon | 2343 4141 |
| Telford Gardens Wealth Management Centre | Shop P20, Telford Gardens, Kowloon Bay, Kowloon | 2758 3987 |
| Telford Gardens Branch | Shop P2, Telford Gardens, Kowloon Bay, Kowloon | 2796 1551 |
| Lam Tin Branch | Shop 12, 49 Kai Tin Road, Lam Tin, Kowloon | 2347 1456 |
| Kwun Tong Branch | 20-24 Yue Man Square, Kwun Tong, Kowloon | 2344 4116 |
| Ngau Tau Kok Road (Kwun Tong) Branch | 327 Ngau Tau Kok Road, Kwun Tong, Kowloon | 2389 3301 |
| Kwun Tong Plaza Branch | G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon | 2342 4295 |
| **Yau Tsim Mong District** | | |
| Tai Kok Tsui Branch | 73-77 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon | 2395 3269 |
| Shan Tung Street Branch | 42-48 Shan Tung Street, Mong Kok, Kowloon | 2332 5461 |
| Shanghai Street (Prince Edward) Branch | 689-693 Shanghai Street, Mong Kok, Kowloon | 2391 0502 |
| Prince Edward Branch | 774 Nathan Road, Kowloon | 2399 3000 |
| Tsim Sha Tsui Branch | 24-28 Carnarvon Road, Tsim Sha Tsui, Kowloon | 2721 6242 |
| Tsim Sha Tsui East Branch | Shop G02-03, Inter-Continental Plaza, 94 Granville Road, Tsim Sha Tsui, Kowloon | 2739 0308 |
| Jordan Branch | 328-330 Nathan Road, Kowloon | 2928 6111 |
| Jordan Road Branch | 1/F, Sino Cheer Plaza, 23-29 Jordan Road, Kowloon | 2730 0883 |
| Shanghai Street (Mong Kok) Branch | 611-617 Shanghai Street, Mong Kok, Kowloon | 2394 4181 |
| Mong Kok Branch | 589 Nathan Road, Mong Kok, Kowloon | 2332 0111 |
| Prince Edward Road West (Mong Kok) Branch | 116-118 Prince Edward Road West, Mong Kok, Kowloon | 2928 4138 |
| Mong Kok Road Branch | 50-52 Mong Kok Road, Mong Kok, Kowloon | 2395 3263 |
| Mong Kok (Silvercorp Int'l Tower) Branch | Shop B, 707-713 Nathan Road, Mong Kok, Kowloon | 2391 6677 |
| Mong Kok (President Commercial Centre) Branch | 608 Nathan Road, Mong Kok, Kowloon | 2384 7191 |
| Shanghai Street (Yau Ma Tei) Branch | 364-366 Shanghai Street, Yau Ma Tei, Kowloon | 2782 2071 |
| Yau Ma Tei Branch | 471 Nathan Road, Yau Ma Tei, Kowloon | 2780 2307 |
| Kimberley Road Branch | 37 Kimberley Road, Tsim Sha Tsui, Kowloon | 2739 1886 |
| Cameron Road Wealth Management Centre | 30 Cameron Road, Tsim Sha Tsui, Kowloon | 2312 0010 |
| Humphrey's Avenue Branch | 4-4A Humphrey's Avenue, Tsim Sha Tsui, Kowloon | 2311 3822 |
| Olympian City Branch | Shop 133, 1/F, Olympian City 2, 18 Hoi Ting Road, Kowloon | 2749 2110 |
| Fuk Tsun Street Branch | 32-40 Fuk Tsun Street, Tai Kok Tsui, Kowloon | 2391 8468 |
| Canton Road Branch | 60 Canton Road, Tsim Sha Tsui, Kowloon | 2730 0688 |
| Lock Road Branch | 19 Lock Road, Tsim Sha Tsui, Kowloon | 2367 6164 |

| Branch | Address | Telephone |
|---|---|---|
| **Sham Shui Po District** | | |
| Kowloon Plaza Branch | Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon | 2370 8928 |
| Festival Walk Branch | Unit LG256, Festival Walk, Kowloon Tong, Kowloon | 2265 7288 |
| Yu Chau Street Branch | 42-46 Yu Chau Street, Sham Shui Po, Kowloon | 2397 1123 |
| Dragon Centre Branch | Shop 206A, Dragon Centre, 37K Yen Chow Street, Sham Shui Po, Kowloon | 2788 3238 |
| Lei Cheng Uk Estate Branch | Shop 108, Lei Cheng Uk Commercial Centre, Lei Cheng Uk Estate, Kowloon | 2729 8251 |
| Castle Peak Road (Cheung Sha Wan) Branch | 365-371 Castle Peak Road, Cheung Sha Wan, Kowloon | 2728 3311 |
| 108 Cheung Sha Wan Road Branch | 108 Cheung Sha Wan Road, Sham Shui Po, Kowloon | 2779 0157 |
| 194 Cheung Sha Wan Road Branch | 194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon | 2728 9389 |
| Cheung Sha Wan Plaza Branch | Shop G08, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon | 2745 7088 |
| 248 Castle Peak Road Branch | 244-248 Castle Peak Road, Cheung Sha Wan, Kowloon | 2386 1233 |
| 412 Castle Peak Road Branch | 412-420 Castle Peak Road, Cheung Sha Wan, Kowloon | 2743 8010 |
| 223 Nam Cheong Street Branch | 223 Nam Cheong Street, Sham Shui Po, Kowloon | 2928 2088 |
| Stage 2 Mei Foo Sun Chuen Branch | 19 Glee Path, Mei Foo Sun Chuen, Kowloon | 2370 8382 |
| Mei Foo VIP Centre | Shop N47-49, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon | 2742 8003 |
| Mei Foo Mount Sterling Mall Branch | 17-B Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon | 2742 6611 |
| Lai Chi Kok (Hong Kong Industrial Centre) Branch | A2, G/F, Hong Kong Industrial Centre, 491 Castle Peak Road, Kowloon | 2745 1491 |
| Lai Chi Kok Road Branch | 282-284 Lai Chi Kok Road, Sham Shui Po, Kowloon | 2728 7216 |
| Sham Shui Po Branch | 207-211 Nam Cheong Street, Sham Shui Po, Kowloon | 2777 0171 |
| Sham Shui Po (On Ning Building) Branch | 147-149 Castle Peak Road, Sham Shui Po, Kowloon | 2708 3678 |

## New Territories & Outlying Islands

| Branch | Address | Telephone |
|---|---|---|
| **Sha Tin District** | | |
| Jat Min Chuen Branch | Shop 1, G/F, Ming Yiu Lau, Jat Min Chuen, Sha Tin, New Territories | 2647 8784 |
| 41 Tai Wai Road Branch | 41-45 Tai Wai Road, Sha Tin, New Territories | 2929 4288 |
| 74 Tai Wai Road Branch | 74-76 Tai Wai Road, Sha Tin, New Territories | 2699 9523 |
| Fo Tan Branch | No 2, 1/F, Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, New Territories | 2691 7193 |
| Lucky Plaza Branch | Lucky Plaza, Wang Pok Street, Sha Tin, New Territories | 2605 6556 |
| City One Sha Tin Branch | Shop A, 16-20 Ngan Shing Commercial Centre, City One, Sha Tin, New Territories | 2648 8083 |
| Sha Tin VIP Centre | Shop 18, L1, Shatin Plaza, Sha Tin, New Territories | 2688 7668 |
| Sha Kok Estate Branch | Shop 39, Sha Kok Shopping Centre, Sha Kok Estate, Sha Tin, New Territories | 2648 0302 |
| Heng On Estate Branch | Shop 203, Commercial Centre, Heng On Estate, Ma On Shan, New Territories | 2642 0111 |
| Ma On Shan Plaza Branch | Shop 2103, Level 2, Ma On Shan Plaza, Sai Sha Road, Ma On Shan, New Territories | 2631 0063 |
| Lung Hang Estate Branch | 103 Lung Hang Commercial Centre, Sha Tin, New Territories | 2605 8618 |
| New Town Plaza Branch | Shop 608, Level 6 Phase 1, New Town Plaza, Sha Tin, New Territories | 2606 6163 |
| Sunshine City Branch | Shop 16, Blocks C & D, Sunshine City, Ma On Shan, New Territories | 2631 1011 |
| Lek Yuen Branch | No 1, Fook Hoi House, Lek Yuen Estate, Sha Tin, New Territories | 2605 3021 |
| **Tai Po District** | | |
| Tai Kwong Lane Branch | 16-22 Tai Kwong Lane, Tai Po Market, New Territories | 2652 2133 |
| Tai Po Branch | 68-70 Po Heung Street, Tai Po Market, New Territories | 2657 2121 |
| Tai Po Plaza Branch | Unit 4, Level 1 Tai Po Plaza, 1 On Tai Road, Tai Po, New Territories | 2665 5890 |
| On Chee Road Branch | Shop 10-11, Jade Plaza, 3 On Chee Road, Tai Po, New Territories | 2665 1966 |
| Fu Heng Estate Branch | Shop 1-2, Fu Heng Shopping Centre, Tai Po, New Territories | 2661 6278 |
| Fu Shin Estate Branch | Shop G11, Fu Shin Shopping Centre, Tai Po, New Territories | 2663 2788 |
| Kwong Fuk Road Branch | 40-50 Kwong Fuk Road, Tai Po Market, New Territories | 2658 2268 |

## Bank of China (Hong Kong) – Branch Network (continued)

| Branch | Address | Telephone |
|---|---|---|
| **Sai Kung District** | | |
| Sai Kung Branch | 7-11 Wan King Path, Sai Kung, New Territories | 2792 1465 |
| East Point City Branch | Shop 101, East Point City, Tseung Kwan O, New Territories | 2628 7238 |
| Hau Tak Estate Branch | Shop 7, Hau Tak Shopping Centre, Tseung Kwan O, New Territories | 2703 5203 |
| HKUST Branch | The Hong Kong University of Science & Technology, Clear Water Bay Road, New Territories | 2358 2345 |
| Tseung Kwan O Plaza Branch | Shop 112-125, Level 1, Tseung Kwan O Plaza, Tseung Kwan O, New Territories | 2702 0282 |
| Po Lam Estate Branch | Shop 207, Po Lam Shopping Centre, Po Lam Estate, Tseung Kwan O, New Territories | 2701 4962 |
| **Tsuen Wan District** | | |
| Tai Wo Hau Branch | 5-9 Tai Ha Street, Tai Wo Hau, Tsuen Wan, New Territories | 2429 0304 |
| 407 Castle Peak Road Branch | 407-411 Castle Peak Road, Tsuen Wan, New Territories | 2920 3211 |
| Clague Garden Branch | Shop 1-3, Commercial Complex, Clague Garden Estate, 24 Hoi Shing Road, Tsuen Wan, New Territories | 2412 2202 |
| Tsuen Wan Branch | 297-299 & 313 Sha Tsui Road, Tsuen Wan, New Territories | 2411 1321 |
| Castle Peak Road (Tsuen Wan) Wealth Management Centre | 167 Castle Peak Road, Tsuen Wan, New Territories | 2406 9932 |
| Castle Peak Road (Tsuen Wan) Branch | 201-207 Castle Peak Road, Tsuen Wan, New Territories | 2416 6577 |
| Tsuen Wan VIP Centre | 31-33 Chung On Street, Tsuen Wan, New Territories | 2406 8908 |
| Sham Tseng Branch | Shop G1 & G2, Rhine Garden, Sham Tseng, New Territories | 2491 0038 |
| Fuk Loi Estate Branch | 129-135 Sha Tsui Road, Tsuen Wan, New Territories | 2499 0755 |
| Texaco Road Branch | Shop A112, East Asia Gardens, 36 Texaco Road, Tsuen Wan, New Territories | 2414 4287 |
| **Kwai Tsing District** | | |
| Ha Kwai Chung Branch | 192-194 Hing Fong Road, Kwai Chung, New Territories | 2424 9823 |
| Sheung Kwai Chung Branch | 7-11 Shek Yi Road, Sheung Kwai Chung, New Territories | 2480 6161 |
| Cheung Hong Estate Branch | 201-202 Commercial Centre No 2, Cheung Hong Estate, Tsing Yi Island, New Territories | 2497 7718 |
| Cheung Fat Estate Branch | Shop 317, Cheung Fat Shopping Centre, Tsing Yi Island, New Territories | 2433 1689 |
| Cheung Hong Estate Commercial Centre Branch | 2 G/F, Commercial Centre, Cheung Hong Estate, Tsing Yi Island, New Territories | 2497 0325 |
| Maritime Square Branch | Shop 115, Maritime Square, Tsing Yi Island, New Territories | 2436 9298 |
| Lei Muk Shue Branch | Shop 22, Lei Muk Shue Shopping Centre, Kwai Chung, New Territories | 2428 5731 |
| Metroplaza Branch | Shop 260-265, Metroplaza, 223 Hing Fong Road, Kwai Chung, New Territories | 2420 2686 |
| Kwai Cheong Road Branch | 40 Kwai Cheong Road, Kwai Chung, New Territories | 2480 3311 |
| Kwai Chung Branch | 432-436 Castle Peak Road, Kwai Chung, New Territories | 2410 9133 |
| Kwai Chung Road Branch | 1009 Kwai Chung Road, Kwai Chung, New Territories | 2424 3021 |
| Kwai Chung Plaza Branch | A18-20, G/F, Kwai Chung Plaza, 7-11 Kwai Foo Road, Kwai Chung, New Territories | 2920 2468 |
| **Tuen Mun District** | | |
| Tuen Mun Town Plaza Branch | Shop 2, Tuen Mun Town Plaza Phase II, Tuen Mun, New Territories | 2450 8877 |
| Tuen Mun Wealth Management Centre | Shop 5, Level 1, North Wing, Trend Plaza, Tuen Mun, New Territories | 2404 9777 |
| Tuen Mun Fa Yuen Branch | Shop G & H, 6 Tsing Hoi Circuit, Tuen Mun, New Territories | 2458 1033 |
| Tuen Mun San Hui Branch | G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun, New Territories | 2457 3501 |
| Siu Hong Court Branch | 226 Commercial Centre, Siu Hong Court, Tuen Mun, New Territories | 2466 6703 |
| Leung King Estate Branch | Shop 211, Leung King Shopping Centre, Tuen Mun, New Territories | 2463 3855 |
| Kin Wing Street Branch | 24-30 Kin Wing Street, Tuen Mun, New Territories | 2465 2212 |
| Venice Gardens Branch | Shop13-15, G/F, Venice Gardens, Leung Tak Street, Tuen Mun, New Territories | 2455 1288 |
| Butterfly Estate Branch | Shop 123-130, Tip Ling House, Butterfly Estate, Tuen Mun, New Territories | 2920 5188 |

| Branch | Address | Telephone |
|---|---|---|
| **Yuen Long District** | | |
| Tai Tong Road Branch | Shop A135, 1/F, Hop Yick Plaza, 23 Tai Tong Road, Yuen Long, New Territories | 2479 2113 |
| Yuen Long Branch | 102-108 Castle Peak Road, Yuen Long, New Territories | 2474 2211 |
| Castle Peak Road (Yuen Long) Branch | 162 Castle Peak Road, Yuen Long, New Territories | 2476 2193 |
| Yuen Long (Hang Fat Mansion) Branch | 8-18 Castle Peak Road, Yuen Long, New Territories | 2475 3777 |
| Tin Shui Estate Branch | Shop 108-109, Tin Shui Shopping Centre, Tin Shui Wai, New Territories | 2445 8728 |
| Kau Yuk Road Branch | 18-24 Kau Yuk Road, Yuen Long, New Territories | 2473 2833 |
| Kingswood Villas Branch | A189 Kingswood Richly Plaza, Tin Shui Wai, New Territories | 2448 3313 |
| Kingswood Ginza Branch | Shop G73, Phase 1 Kingswood Ginza, Tin Shui Wai, New Territories | 2616 4233 |
| **North District** | | |
| Sheung Shui Branch | 61 San Fung Avenue, Sheung Shui, New Territories | 2671 0155 |
| Sheung Shui VIP Centre | 33 San Fung Avenue, Sheung Shui, New Territories | 2639 9233 |
| Landmark North Branch | Shop 351, Landmark North, Sheung Shui, New Territories | 2670 3131 |
| Sha Tau Kok Branch | Block 16-18, Sha Tau Kok Chuen, Sha Tau Kok, New Territories | 2674 4011 |
| Flora Plaza Branch | Shop 28, Flora Plaza, 88 Pak Wo Road, Fanling, New Territories | 2675 6683 |
| Fanling Centre Branch | Shop 2D-E & H, Fanling Centre, Fanling, New Territories | 2669 7899 |
| Choi Yuen Estate Branch | Shop 4, F3 level, Commercial Centre, Choi Yuen Estate, Sheung Shui, New Territories | 2671 6783 |
| 136 San Fung Ave Branch | 136 San Fung Avenue, Sheung Shui, New Territories | 2670 6138 |
| Luen Wo Market Branch | 17-19 Wo Fung Street, Luen Wo Market, Fanling, New Territories | 2675 5113 |
| Luen Shing Street Branch | Shop B, 10-16 Luen Shing Street, Luen Wo Market, Fanling, New Territories | 2675 6113 |
| **Outlying Island District** | | |
| Cheung Chau Branch | 53-55 Tai Sun Street, Cheung Chau, New Territories | 2981 0021 |
| Hong Kong International Airport Branch | Unit 7T075, Passenger Terminal Building, Hong Kong International Airport | 2326 1883 |

## Mainland Branches

| Branch | Address | Telephone |
|---|---|---|
| Shenzhen Branch | G/F, The Kwangtung Provincial Bank Building, 1013 Ren Min Nan Road, Shenzhen, China | (86-755) 8233 0230 |
| Shenzhen Baoan Sub-Branch | Unit 108 Xushida Garden, Xin An Si Road, Baoan District 34-2, Shenzhen, China | (86-755) 2785 3302 |
| Shenzhen Futian Sub- Branch | 1/F, Shen Ye Garden Club House, Caitian Road, Futian District, Shenzhen, China | (86-755) 8254 2929 |
| Shantou Branch | G/F, 3 Yingbin Road, Shantou, China | (86-754) 826 8266 |
| Shanghai Branch | Room A103-A107, Tomorrow Square, 389 Nanjing West Road, Shanghai, China | (86-21) 2306 9090 |
| Qingdao Branch | G/F, 6 Yun Xiao Road, Qingdao, China | (86-532) 8573 2828 |

## Network & Corporate Banking Centres

| Network & Centres | Address | Telephone |
|---|---|---|
| Corporate Business | 10/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6889 |
| Corporate Finance | 10/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6491 |
| Commercial Business I | 9/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6409 |
| Commercial Business II | 9/F, Bank of China Tower, 1 Garden Road, Hong Kong | 3419 3555 |
| Commercial Business III | Unit 702-706, The Gateway Tower 3 (Prudential Tower), 21 Canton Road, Tsim Sha Tsui, Kowloon | 2247 8888 |
| Financial Institutions Business (Banks) | 33/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2903 6666 |
| Financial Institutions Business (Non-Banks) | 33/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6888 |
| Hong Kong Central & West Commercial Centre<br>Hong Kong Central & West SME Centre | 24/F, Bank of China Tower, 1 Garden Road, Hong Kong | 3419 3513 |
| Hong Kong East Commercial Centre<br>Hong Kong East SME Centre | 3/F, Eastern Commercial Centre, 393-407 Hennessy Road, Wan Chai, Hong Kong | 2833 8790 |
| Kowloon East Commercial Centre<br>Kowloon East SME Centre | Room 607-610, 6/F, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon | 3405 7300 |

## Network & Corporate Banking Centres (continued)

| Network & Centres | Address | Telephone |
|---|---|---|
| Kowloon East Commercial Centre San Po Kong Office<br>San Po Kong SME Centre | Room 601, 6/F, Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon | 2263 4900 |
| Kowloon East Commercial Centre Hung Hom Office<br>Hung Hom SME Centre | Room 507, 5/F, Tower A, Hung Hom Commercial Centre, 37-39 Ma Tau Wai Road, Kowloon | 2197 0188 |
| Kowloon West Commercial Centre<br>Kowloon West SME Centre | 3/F - 7/F & 9/F, Kwangtung Provincial Bank Building, 589 Nathan Road, Mong Kok, Kowloon | 3412 1688 |
| New Territories East Commercial Centre<br>New Territories East SME Centre | 3/F, 68-70 Po Heung Street, Tai Po Market, Tai Po, New Territories | 2654 3222 |
| New Territories East Commercial Centre Fo Tan Office<br>Fo Tan SME Centre | Room 1408-1411, 14/F, Shatin Galleria, 8-24 Shan Mei Street, Fo Tan, New Territories | 2687 5665 |
| New Territories West Commercial Centre<br>New Territories West SME Centre | Room 1720-1724, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, New Territories | 3412 7044 |
| New Territories West Commercial Centre Yuen Long Office<br>Yuen Long SME Centre | 4/F, The Kwangtung Provincial Bank Building, 102-108 Castle Peak Road, Yuen Long, New Territories | 2442 8788 |
| Causeway Bay Commercial Services Centre | 2/F, 18 Percival Street, Causeway Bay, Hong Kong | 2892 7032 |
| Cheung Sha Wan Commercial Services Centre | Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon | 2310 5923 |
| Trade Finance Trade Product | 5/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon | 3198 3544 |
| Trade Finance Trade Services Centre | 5/F-10/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon | 3198 3388 |

## Nanyang Commercial Bank – Branch Network

| Branch | Address | Telephone |
|---|---|---|
| Head Office | 151 Des Voeux Road, Central, Hong Kong | 2852 0888 |
| **Hong Kong Island** | | |
| Western Branch | 128 Bonham Strand East, Sheung Wan, Hong Kong | 2851 1100 |
| Causeway Bay Branch | 472 Hennessy Road, Causeway Bay, Hong Kong | 2832 9888 |
| Happy Valley Branch | 29 Wong Nei Chung Road, Happy Valley, Hong Kong | 2893 3383 |
| Kennedy Town Branch | 86 Belcher's Street, Kennedy Town, Hong Kong | 2817 1946 |
| Quarry Bay Branch | 1014 King's Road, Quarry Bay, Hong Kong | 2563 2286 |
| Des Voeux Road West Branch | 334 Des Voeux Road West, Hong Kong | 2540 4532 |
| Aberdeen Branch | 171 Aberdeen Main Road, Aberdeen, Hong Kong | 2553 4115 |
| North Point Branch | 351 King's Road, North Point, Hong Kong | 2566 8116 |
| Sheung Wan Branch | 21 Connaught Road West, Sheung Wan, Hong Kong | 2559 0888 |
| Sai Wan Ho Branch | 63 Shaukeiwan Road, Sai Wan Ho, Hong Kong | 2567 0315 |
| Wanchai Branch | 123 Johnston Road, Wanchai, Hong Kong | 2574 8118 |
| Causeway Centre Branch | Shop 16, Causeway Centre, 28 Harbour Road, Wanchai, Hong Kong | 2827 6338 |
| Central District Branch | 56-58 Wellington Street, Central, Hong Kong | 2522 5011 |
| Sunning Road Branch | 8 Sunning Road, Causeway Bay, Hong Kong | 2882 7668 |
| **Kowloon** | | |
| Mongkok Branch | 727 Nathan Road, Mongkok, Kowloon | 2394 8206 |
| Yaumati Branch | 309 Nathan Road, Yaumati, Kowloon | 2782 9888 |
| Ferry Point Branch | Shops D-F, G/F, Best-O-Best Commercial Centre, 32-36 Ferry Street, Yaumati, Kowloon | 2332 0738 |
| Homantin Branch | 71A Waterloo Road, Homantin, Kowloon | 2715 7518 |
| Nathan Road Branch | 570 Nathan Road, Mongkok, Kowloon | 2780 0166 |
| Laichikok Road Branch | 236 Laichikok Road, Shamshuipo, Kowloon | 2396 4164 |
| Jordan Road Branch | 20 Jordan Road, Yaumati, Kowloon | 2735 3301 |
| Tokwawan Branch | 62 Tokwawan Road, Kowloon | 2764 6666 |
| Kwun Tong Branch | 410 Kwun Tong Road, Kowloon | 2389 6266 |
| Tsimshatsui Branch | Shop A, 1/F, Hong Kong Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon | 2376 3988 |
| Hunghom Branch | 69A Wuhu Street, Hunghom, Kowloon | 2362 2301 |
| Shamshuipo Branch | 198-200 Tai Po Road, Shamshuipo, Kowloon | 2777 0147 |
| Yee On Street Branch | Shops 4-6, G/F, Yee On Centre, 45 Hong Ning Road, Kowloon | 2790 6688 |
| Peninsula Centre Branch | Shop G48 Peninsula Centre, 67 Mody Road, Tsim Sha Tsui, Kowloon | 2722 0823 |
| San Po Kong Branch | 41-45, Yin Hing Street, San Po Kong, Kowloon | 2328 5555 |
| Kowloon City Branch | 86 Nga Tsin Wai Road, Kowloon City, Kowloon | 2716 6033 |
| Laguna City Branch | Shop No. 26, Phase 1 Laguna City, Cha Kwo Ling Road, Kowloon | 2772 3336 |
| **New Territories** | | |
| Kwai Chung Branch | 100 Lei Muk Road, Kwai Chung, New Territories | 2480 1118 |
| Tai Po Branch | Shop No. 11, G/F, Treasure Garden, 1 On Chee Road, Tai Po, New Territories | 2656 5201 |
| Yuen Long Branch | G/F, Tung Yik Building Tai Tong Road, Yuen Long, New Territories | 2479 0231 |
| Ha Kwai Chung Branch | 180 Hing Fong Road, Kwai Chung, New Territories | 2429 4242 |

| Branch | Address | Telephone |
|---|---|---|
| Tsuen Wan Branch | 78 Chung On Street, Tsuen Wan, New Territories | 2492 0243 |
| Sheung Shui Branch | 31 Fu Hing Street, Sheung Shui, New Territories | 2679 4333 |
| Tuen Mun Branch | Forward Mansion, Yan Ching Circuit, Tuen Mun, New Territories | 2459 8181 |
| Shatin Branch | Shop 7-8, Lucky Plaza, Shatin, New Territories | 2605 9188 |
| Luk Yeung Sun Chuen Branch | P2A-C, 1/F, Luk Yeung Galleria, 22-26 Wai Tsuen Road, Tsuen Wan, New Territories | 2498 4411 |
| Sai Kung Branch | Shop 11-12 Sai Kung Garden, Man Nin Street, New Territories | 2791 1122 |
| **The Mainland of China** | | |
| Shenzhen Branch | Nanyang Mansion, 2002 Kin Chit Road, Shenzhen, China | (86-755) 2515 6333 |
| Shenzhen Shekou Sub-Branch | Shekou Finance Centre, Taizi Road, Shenzhen, China | (86-755) 2682 8788 |
| Haikou Branch | Room 702-703, 7/F, Haikou Nanyang Building, 81 Bin Hai Avenue, Haikou, Hainan Province, China | (86-898) 6851 2538 |
| Guangzhou Branch | 4/F, CITIC Plaza, 233 Tianhe North Road, Guangzhou, China | (86-20) 3891 2668 |
| Dalian Branch | 1/F, Li Yuan Mansion, 16-18 Mingze Street, Dalian, Liaoning Province, China | (86-411) 8282 3636 |
| Beijing Branch | Level 1A, Regent Court, No. 88, Jian Guo Men Wai Da Jie, Beijing, China | (86-10) 6568 4728 |
| **Overseas** | | |
| San Francisco Branch | 31/F, 50 California Street, San Francisco, CA94111, USA | (1-415) 398 8866 |

## Chiyu Banking Corporation – Branch Network

| Branch | Address | Telephone |
|---|---|---|
| Head Office | 78 Des Voeux Road Central, Hong Kong | 2843 0111 |
| **Hong Kong Island** | | |
| North Point Branch | 390-394 King's Road, North Point, Hong Kong | 2570 6381 |
| Wanchai Branch | 325 Hennessy Road, Wanchai, Hong Kong | 2572 2823 |
| Sheung Wan Branch | 22-24 Bonham Strand West, Hong Kong | 2544 1678 |
| Western Branch | 443 Queen's Road West, Hong Kong | 2548 2298 |
| Quarry Bay Branch | 967-967A, King's Road, Quarry Bay, Hong Kong | 2811 3131 |
| **Kowloon** | | |
| Hung Hom Branch | 23-25 Gillies Avenue, Hung Hom, Kowloon | 2362 0051 |
| Kwun Tong Branch | 42-44 Mut Wah Street, Kwun Tong, Kowloon | 2343 4174 |
| Sham Shui Po Branch | 235-237 Laichikok Road, Kowloon | 2789 8668 |
| San Po Kong Branch | 61-63 Hong Keung Street, San Po Kong, Kowloon | 2328 5691 |
| Yau Ma Tei Branch | 117-119 Shanghai Street, Yaumatei, Kowloon | 2332 2533 |
| Castle Peak Road Branch | 226-228 Castle Peak Road, Kowloon | 2720 5187 |
| Kowloon Bay Branch | Shop No. 10 G/F, Kai Lok House, Kai Yip Estate, Kowloon Bay, Kowloon | 2796 8968 |
| Tokwawan Branch | G/F, Shop No. 11-13, 78 Tokwawan Road, Kowloon | 2765 6118 |
| Tsz Wan Shan Branch | Shop 703A, 7/F, Tsz Wan Shan Shopping Centre, 23 Yuk Wah Street, Tsz Wan Shan, Kowloon | 2322 3313 |
| **New Territories** | | |
| Tuen Mun Yau Oi Estate Branch | Shop No. 103-104, G/F, Restaurant Block, Yau Oi Estate, Tuen Mun, New Territories | 2452 3666 |
| Kwai Hing Estate Branch | Shop No. 1, G/F, Hing Yat House, Kwai Hing Estate, Kwai Chung, New Territories | 2487 3332 |
| Tai Po Tai Wo Estate Branch | Shop No. 112-114, G/F, On Wo House, Tai Wo Estate, Tai Po, New Territories | 2656 3386 |
| Belvedere Garden Branch | Shop No. 5A, G/F, Belvedere Square, Tsuen Wan, New Territories | 2411 6789 |
| Tsuen Wan Branch | Shop No. 1 & 1d, Level 2, Discovery Park Commercial Centre, Tsuen Wan, New Territories | 2413 8111 |
| Shatin Sui Wo Court Branch | Shop No. F7, Commercial Centre, Sui Wo Court, Shatin, New Territories | 2601 5888 |
| Ma On Shan Branch | Shop 313, Level 3, Ma On Shan Plaza, Bayshore Tower, Ma On Shan, New Territories | 2640 0733 |
| Sheung Tak Estate Branch | Shop No. 238, Sheung Tak Shopping Centre, Sheung Tak Estate, Tseung Kwan O, New Territories | 2178 2278 |
| **The Mainland of China** | | |
| Xiamen Branch | 1/F, 859 Xiahe Road, Xiamen, Fujian Province, China | (86-592) 5851 691 |
| Fuzhou Branch | 1/F, International Building, 210 Wusi Road, Fuzhou Fujian Province, China | (86-591) 8781 0078 |

**Be environmentally friendly for our better future**

As a good corporate citizen, we do not use lamination and spot UV as normally adopted by the industry in our annual report 2006. Instead, we use varnishing, an environmentally friendly technique. The whole report is also printed on recyclable and elemental chlorine free paper. This demonstrates our efforts in working for the betterment of our future generations.

DESIGN AND PRODUCTION: THE DESIGN ASSOCIATES LTD. www.tda.com.hk

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochk.com

THIS REPORT IS PRINTED ON ENVIRONMENTALLY FRIENDLY AND ELEMENTAL CHLORINE FREE PAPER

BOC HONG KONG (HOLDINGS) LIMITED





# Committed to Building a Better Tomorrow

*Achieving Growth, Quality and Excellence*

## Summary Financial Report 2006

This Summary Financial Report only gives a summary of the information and particulars contained in the "2006 Annual Report" ("Annual Report") of the Company from which this Summary Financial Report is derived. Both the Annual Report and this Summary Financial Report are available (in English and Chinese) on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk. You may obtain, free of charge, a copy of the Annual Report (English or Chinese or both) from the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, details of which are set out in the "Shareholder Information" section of this Summary Financial Report.

Stock Code 2388


2007
1997


1977
1957
1917
MAD ABOUT MEN



**OUR VISION**

# To be your premier bank

Combining the initials of mission and core values, we have

**BOC SPIRIT**

**OUR MISSION**

**Build**
customer satisfaction and provide quality and professional service

**Offer**
rewarding career opportunities and cultivate staff commitment

**Create**
values and deliver superior returns to shareholders

**OUR CORE VALUES**

**Social Responsibility**
We care for and contribute to our communities

**Performance**
We measure results and reward achievement

**Integrity**
We uphold trustworthiness and business ethics

**Respect**
We cherish every individual

**Innovation**
We encourage creativity

**Teamwork**
We work together to succeed

File No. 82-34675

# CONTENTS







**Theme**

The Group forged ahead with the implementation of the Group's 2006-2011 Strategic Plan and once again delivered impressive results in both financial performance and business development in 2006.

2007 witnesses the 90th anniversary of our service in Hong Kong. Over this long period of time, the Group has developed along with Hong Kong. We have been through the ups and downs and shared the fruitful results. The photographs on the cover page present the three main buildings of Bank of China in Hong Kong in different historical periods, as a reflection of the continuous development of the Group's business here throughout the decades.

Looking forward, we are committed to building a better tomorrow for Hong Kong. We will continue to carry out vigorously the various strategic initiatives to make use of new opportunities, drive higher growth, and create higher value and returns for our shareholders, customers and staff.

中国银行(香港)
BANK OF CHINA (HONG KONG)

Beijing 2008

北京2008合作伙伴
BEIJING 2008 PARTNER

**BOC Hong Kong (Holdings) Limited** ("the Company") was incorporated in Hong Kong on 12 September 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary. Bank of China Limited holds a substantial part of its interests in the shares of the Company through BOC Hong Kong (BVI) Limited, an indirect wholly owned subsidiary of Bank of China Limited.

BOCHK is a leading commercial banking group in Hong Kong. With over 280 branches and 440 ATMs and other delivery channels in Hong Kong, it offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three note issuing banks in Hong Kong. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland. BOCHK is appointed by the People's Bank of China as the Clearing Bank for Renminbi (RMB) business in Hong Kong.

The Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July 2002, with stock code "2388", ADR OTC Symbol: "BHKLY".

*Shareholders may elect in writing to receive Annual Report or Summary Financial Report (as the case may be) for all future financial years by applying to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, details of which are set out in the "Shareholder Information" of this Summary Financial Report.*

*This Summary Financial Report is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar.*

*If you have any queries about how to obtain copies of the Company's Annual Report or Summary Financial Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.*

# FINANCIAL HIGHLIGHTS

| For the year | 2006 HK$'m | Restated 2005 HK$'m | Change +/(-)% |
|---|---|---|---|
| Net operating income before loan impairment allowances | **21,309** | 18,174 | 17.25 |
| Operating profit | **16,541** | 15,048 | 9.92 |
| Profit before taxation | **17,139** | 16,502 | 3.86 |
| Profit for the year | **14,284** | 13,856 | 3.09 |
| Profit attributable to the equity holders of the Company | **14,007** | 13,596 | 3.02 |
| **Per share** | **HK$** | HK$ | +/(-)% |
| Earnings per share | **1.3248** | 1.2859 | 3.03 |
| Dividend per share | **0.8480** | 0.8080 | 4.95 |
| **At year-end** | **HK$'m** | HK$'m | +/(-)% |
| Capital and reserves attributable to the equity holders of the Company | **84,655** | 79,935 | 5.90 |
| Issued and fully paid share capital | **52,864** | 52,864 | – |
| Total assets | **928,953** | 831,002 | 11.79 |
| **Financial ratios** | **%** | % | |
| Return on average total assets[1] | **1.56** | 1.67 | |
| Return on average capital and reserves attributable to the equity holders of the Company[2] | **17.02** | 18.27 | |
| Cost to income ratio | **30.78** | 31.75 | |
| Gross impaired advances to customers as a percentage of gross advances to customers | **0.26** | 0.56 | |
| Gross classified advances to customers as a percentage of gross advances to customers | **0.57** | 1.28 | |
| Loan to deposit ratio[3] | **49.32** | 52.27 | |
| Average liquidity ratio[4] | **50.46** | 42.02 | |
| Capital adequacy ratio[5] | **13.99** | 15.37 | |

1. Return on average total assets $= \dfrac{\text{Profit for the year}}{\text{Daily average balance of total assets}}$
2. Return on average capital and reserves attributable to the equity holders of the Company
$= \dfrac{\text{Profit attributable to the equity holders of the Company}}{\text{Average of the beginning and ending balance of capital and reserves attributable to the equity holders of the Company}}$
3. Loan to deposit ratio is calculated as at year end. Loan represents gross advances to customers. Deposit also includes structured deposits reported as "Trading liabilities and other financial instruments at fair value through profit or loss".
4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.
5. Capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.
6. In June 2006, the Group acquired a 51% shareholding of an under common control entity, BOC Life. The financial statements have been prepared in accordance with the principles of merger accounting as set out in Accounting Guideline 5 "Merger accounting for common control combinations" issued by the HKICPA. The comparative amounts for the year 2005 have been restated in accordance with the principles for merger accounting to present the result and assets of the Group as if BOC Life had been combined with the Group during the year.

**Capital and reserves attributable to the equity holders of the Company**


HK$'m
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
02
03
04
05
06

**Total assets**


HK$'m
900,000
800,000
700,000
600,000
500,000
400,000
300,000
02
03
04
05
06

**Profit attributable to the equity holders of the Company**


HK$'m
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
02
03
04
05
06

# FIVE-YEAR FINANCIAL SUMMARY

The financial information of the Group for the last five years commencing 1 January 2002 is summarised below:

| For the year | 2006 HK$'m | Restated 2005 HK$'m | 2004[5] HK$'m | 2003[5] HK$'m | 2002[5] HK$'m |
|---|---|---|---|---|---|
| Net operating income before loan impairment allowances | **21,309** | 18,174 | 10,352 | 11,595 | 12,089 |
| Operating profit | **16,541** | 15,048 | 11,980 | 9,924 | 9,234 |
| Profit before taxation | **17,139** | 16,502 | 14,252 | 8,691 | 8,368 |
| Profit for the year | **14,284** | 13,856 | 12,121 | 8,102 | 6,314 |
| Profit attributable to the equity holders of the Company | **14,007** | 13,596 | 11,963 | 7,963 | 6,787 |
| **Per share** | **HK$** | HK$ | HK$ | HK$ | HK$ |
| Earnings per share | **1.3248** | 1.2859 | 1.1315 | 0.7532 | 0.6419 |
| **At year-end** | **HK$'m** | HK$'m | HK$'m | HK$'m | HK$'m |
| Advances and other accounts | **352,858** | 338,403 | 309,211 | 300,094 | 308,332 |
| Total assets | **928,953** | 831,002 | 796,776 | 762,587 | 735,536 |
| Daily average balance of total assets | **915,900** | 831,789 | 776,792 | 752,058 | 737,779 |
| Deposits from customers[2] | **703,776** | 639,031 | 631,330 | 600,642 | 600,977 |
| Total liabilities | **842,313** | 749,289 | 727,016 | 701,170 | 677,751 |
| Issued and fully paid share capital | **52,864** | 52,864 | 52,864 | 52,864 | 52,864 |
| Capital and reserves attributable to the equity holders of the Company | **84,655** | 79,935 | 68,521 | 60,261 | 56,671 |
| **Financial ratios** | **%** | % | % | % | % |
| Return on average total assets | **1.56** | 1.67 | 1.56 | 1.08 | 0.94 |
| Cost to income ratio | **30.78** | 31.75 | 34.72 | 32.79 | 33.26 |
| Gross impaired advances to customers as a percentage of gross advances to customers | **0.26** | 0.56 | – | - | - |
| Gross classified advances to customers as a percentage of gross advances to customers[1] | **0.57** | 1.28 | 2.95 | 5.82 | 7.98 |
| Loan to deposit ratio[2] | **49.32** | 52.27 | 49.61 | 51.38 | 53.42 |

1. The "Gross classified advances to customers as a percentage of gross advances to customers" for the years ended 2002, 2003 and 2004 are calculated using the same basis as the years ended 2005 and 2006, except for the inclusion of the effect of "repossessed assets" under HKFRS 5.
2. Since 2005, deposits from customers also include structured deposits reported as "Trading liabilities and other financial instruments at fair value through profit or loss".
3. On 1 January 2005, a number of new and revised HKFRSs and HKASs came into effect. The resulting changes in accounting treatment and presentation of various income statement and balance sheet items may render certain comparative figures for the years 2002, 2003 and 2004 not strictly comparable.
4. In June 2006, the Group acquired a 51% shareholding of an under common control entity, BOC Life. The financial statements have been prepared in accordance with the principles of merger accounting as set out in Accounting Guideline 5 "Merger accounting for common control combinations" issued by the HKICPA. The comparative amounts for the year 2005 have been restated in accordance with the principles for merger accounting to present the result and assets of the Group as if BOC Life had been combined with the Group during the year.
5. The financial information prior to 2005 had not been restated to reflect the adoption of merger accounting upon the acquisition of BOC Life as the difference before and after restatement is insignificant.

**Gross classified advances to customers as a percentage of gross advances to customers**


%
8
7
6
5
4
3
2
1
0
02
03
04
05
06

**Advances and other accounts**


HK$'m
350,000
340,000
330,000
320,000
310,000
300,000
290,000
02
03
04
05
06

**Deposits from customers**


HK$'m
700,000
680,000
660,000
640,000
620,000
600,000
580,000
560,000
02
03
04
05
06

# CHAIRMAN'S STATEMENT

**It gives me great pleasure to report that the Group once again delivered impressive financial results in 2006. Last year, the Group's profit attributable to shareholders reached HK$14,007 million, up 3.0% from 2005. Earnings per share were HK$1.3248, also up 3.0%. Net operating income grew strongly by 11.0% to HK$23,099 million while pre-provision net operating income increased 17.2% to HK$21,309 million. The Group's total assets increased to HK$928,953 million, up 11.8% from a year ago. Asset quality improved further as reflected in the significantly lower impaired loan ratio of 0.26%, versus 0.56% in 2005.**



The Board is recommending a final dividend for 2006 of HK$0.447 per share at the Annual General Meeting on 23 May 2007. That, together with the interim dividend of HK$0.401 per share, means a total dividend of HK$0.848 per share for the whole year. (Total dividend for 2005: HK$0.808 per share.) The Group's total dividend payout as a percentage of profit attributable to shareholders will be 64.01%, versus 62.83% a year ago.

We are proud that the Group's dividend payout per share has been on the increase for the fourth consecutive year since the Group's public listing in 2002. This should be taken as an ample reflection of our commitment to deliver ever higher shareholder value through achieving good financial results and maintaining a strong financial position.

In line with our forecast, the Hong Kong economy maintained its growth momentum, fueled primarily by investment, exports and domestic consumption. Business sentiments remained largely positive while private consumption increased with the improved job market and higher wages. The financial services market was particularly buoyant, driven by vigorous stock trading and IPO activities, including that of the BOC Group. External trade also grew with stronger demand from the Mainland and the Asia Pacific region. The development of the property market also returned to a more stable condition as interest rates were leveling off. Inflationary pressure in Hong Kong remained mild and even subsided somewhat because of lower oil prices in the latter half of the year. On the whole, Hong Kong's banking and financial services sector had a spectacular year as market sentiments were buoyed by the strong local economy and stabilising US interest rates. Credit demand from banks was boosted by more active stock market, private consumption, increased trade activities and investment. The asset level and quality of banks in general also saw further improvement.

For us, 2006 will be remembered as a watershed year for it marked the commencement of the Group's 2006-2011 strategic plan announced around this time last year. Our 2006-2011 strategic plan contains clearly defined goals and standards which are crucial to our development in the medium term, particularly as regards how far we have moved forward in realising our vision of becoming a top financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region.

Facilitated by the largely favourable operating environment, the Group forged ahead aggressively with the implementation of the 2006-2011 strategic plan. Indeed we have made noteworthy progress in some major areas which are highlighted below.

A key focus of our strategic plan is to strengthen our leading position in Hong Kong and drive business growth. Last year, we further enhanced



our services to corporate clients and at the same time built up our mid-cap and SME business. We also strove to strengthen our cross-border banking services and build up our China business. The very encouraging growth of 17.2% in pre-provision net operating income last year demonstrated unequivocally the effectiveness of our efforts so far in the above areas. Specifically we experienced a healthy growth in gross loans and advances of 3.9%, which was driven primarily by the rise in corporate, SME and China loans. Our China operation continued to perform well in terms of both loan growth and profitability.

We have been actively seeking out and exploring suitable M&A opportunities to develop new capabilities. In June 2006, we succeeded in acquiring at a consideration of HK$900 million a 51% controlling stake in BOC Life which was indirectly and wholly owned by our parent, BOC. Based in Hong Kong, BOC Life is engaged mainly in the offering of life insurance policies and also in writing life insurance policies linked to investment products and retirement scheme management. This acquisition represents a breakthrough in our attempt to enhance business capabilities that can eventually help us diversify our income base, increase profit margin and develop a full-service business model.

The growth potential of the China market was a major consideration when we mapped out our current strategic plan. To ensure a bigger presence in this market and in response to the implementation by China's banking authorities of the new Regulations on Administration of Foreign Banks that came into force on 11 December 2006, the Board considered that the best option for the Group would be to adopt a dualistic approach in its China business model. That is, Nanyang Commercial Bank, Limited (Nanyang), our wholly-owned subsidiary, will be incorporated as a local bank in China while BOCHK will continue operating as a foreign-funded bank in China. Application for incorporating in China was submitted by Nanyang in January this year. Once approved, Nanyang, a well-established banking brand in China with extensive experience, will immediately embark on offering comprehensive banking services in China, including RMB retail banking services. Given its strong corporate and institutional client base, BOCHK should remain a foreign-funded bank in China as this status would allow it to maintain its competitive edge in corporate banking and foreign-exchange businesses in the Mainland. Chiyu Banking Corporation Limited, another subsidiary of BOCHK, would also maintain its foreign bank status and continue with its existing operation in China.

The Group maintained its leadership in conducting RMB banking services in the local market. Earlier this year, BOCHK was authorised by the People's Bank of China to continue serving as the clearing bank for RMB business in Hong Kong. On a related front, in anticipation of the upcoming issuance of RMB-denominated bonds in Hong Kong, the role of BOCHK as the clearing bank in Hong Kong could be expanded to cover yuan bonds as well. We welcome these developments which testify to our unique strength in RMB banking and our important role in supporting the development of financial services in both the Mainland and Hong Kong.

This year we celebrate the fifth anniversary of the Company's public listing in Hong Kong. Being the Chairman, I am heartened that we have outgrown our age as a public company. By overcoming major adversities, both external and internal, in the past few years and by excelling ourselves on a constant basis, we have emerged a better managed and more prestigious banking group in Hong Kong. Above all, I am proud that our strenuous and incessant effort in enhancing corporate governance have won us due recognition by the business community. Last year, the Company was named one of the top ten companies for best corporate governance among the 174 locally listed companies in Hong Kong. Our practice in disclosure was also given recognition by a leading professional institute. All these reflect our high standards of corporate governance that stem from a strong commitment to best international practices in accountability and transparency.

The Group's 2006-2011 strategic plan represents our continued commitment to build a better future for all our stakeholders. For 2007 and beyond, we will continue to carry out vigorously the various strategic initiatives under the plan to maintain our current lead, drive higher growth and better equip ourselves for new opportunities. As a matter of course, we will measure ourselves by the progress and achievement we have made against these initiatives.

Finally, I wish to thank my fellow Board Members for their guidance and counsel. My heartfelt thanks also go to our shareholders and customers for their continued support. Our employees remain our most valuable asset for helping us to break new grounds and set new records again and again. They are the strongest foundation for our present and future growth. Their good work is deeply appreciated by the Board and the Management.



**XIAO Gang**
*Chairman*

Hong Kong, 22 March 2007

# CHIEF EXECUTIVE'S REPORT

**Last year we forged ahead with implementing the Group's 2006-2011 Strategic Plan approved by the Board a year ago. The results were gratifying and I am quite sure that 2006 will go down in the Group's history as a year of new records and significant achievements in our operation.**

Our outstanding results were shaped by two main factors. First, the overall operating environment was favourable on account of the continuing growth of the Hong Kong economy, the pace of which was even more pronounced in the latter half of the year. Business sentiments remained basically upbeat among nearly all major sectors. In terms of overall performance, the financial sector stood out from the rest due to an exceptionally robust stock market and rising demand for credit and related services. Of equal, if not greater, importance, by capitalising on the strong foundations and impetus built up in recent years through systematic corporate reforms, last year we were in a better position than ever to move ahead full steam to grow our business on all fronts. As a result, considerable progress was made in executing our strategic initiatives as approved by the Board, particularly those aimed at generating higher organic growth and enhancing service capabilities.



I am proud of our success in bringing the Group's profit attributable to shareholders, dividend payout, operating income and pre-provision profit to new peaks since the Group's restructuring and merger in 2001 and public listing in Hong Kong in 2002. The growth rates of our pre-provision profit and net interest margin were amongst the highest in the market. Our improvement in both asset quality and cost-to-income ratio was also remarkable.

## Performance Highlights

Our broad-based business growth and good financial performance amply reflected our firm commitment to the goals set down in our Strategic Plan and the positive results of our key strategic initiatives.

In 2006, the Group's profit attributable to shareholders reached HK$14,007 million, up 3.0% from a year ago. This represented the fourth consecutive year of growth since our IPO in 2002 and also the highest level for the Group so far. Earnings per share were HK$1.3248, also up 3.0%. Following a very strong growth of 17.5% last year, the Group's operating profit before loan impairment allowances surged by an even higher 18.9% to HK$14,751 million. The Group's asset quality improved further. Our classified loan ratio and impaired loan ratio dropped to 0.57% and 0.26% respectively, outperforming most of our peers. Our cost-to-income ratio of 30.78% was also better than the market average.

The Group's return on average total assets was 1.56%, versus 1.67% in 2005. Return on total shareholders funds stood at 17.02%, versus



18.27% in 2005. The decreases were due mainly to lower loan impairment write-back and revaluation gain on investment properties, if not for which we would have recorded increases instead.

Our capital adequacy ratio remained at the healthy level of 13.99% while liquidity ratio was 50.46%.

We adhered to the principle of prudent cost management, having regard to the need to drive income and profit growth as well as to invest in the future. Operating expenses last year amounted to HK$6,558 million, up 13.6%, due mainly to higher staff costs. Regardless of that, the Group's cost efficiency improved because the growth of operating income outpaced that of expenses by a wide margin. Cost-to-income ratio improved by 0.97 percentage point to 30.78%.

## Significant Achievements

Last year we registered considerable growth by focusing on business segments with higher profit margin. Net operating income before loan impairment allowances grew strongly by 17.2% year-on-year to HK$21,309 million, of which net interest income was up 20.7% to HK$15,835 million. This substantial rise in net interest income owed primarily to the 9.8% increase in average interest-earning assets to HK$835,493 million and also to the widening of the net interest margin to 1.90%, versus 1.72% a year ago.

The Group's vigor in driving broad-based organic growth was demonstrated in the performance of its key business segments, including corporate banking, retail banking, treasury and China business.

Our large corporate lending, SME lending and trade financing increased by 6.1%, 10.5% and 4.9% respectively. Our wealth management client base expanded substantially by 45.9% while the amount of assets under management grew by 42.9%. Fees and commissions income soared by 24.4%, which was the direct result of both Hong Kong's stock market boom that boosted securities brokerage income and the rise in asset management income. The fee income from stock brokerage shot up by 93.7% to HK$1,383 million while that from asset management was up 56.2% to HK$317 million. We also recorded a hefty increase of over 60% in total investment and insurance fee income due mainly to higher investment and insurance fee income as well as BOC Life's insurance income. Our treasury registered a strong growth of 45.8% in operating income and a corresponding rise in operating profit. In the Mainland, our lending business continued to expand, with a healthy growth of 22.7% in total advances to customers.

In addition to driving business growth, we keep our eyes open to other expansion opportunities, with a view to enhancing our service capabilities. In mid-2006, we completed the acquisition from our parent BOC of a 51% controlling stake in BOC Life. The synergy arising from this acquisition was already evident in the closer cooperation between the Group and BOC Life. In 2006, operating profit of BOC Life was HK$174 million, up 33.8% from the year before.

Last year, we were also proactively preparing ourselves to meet emerging needs by establishing a new business platform. These new business needs include the introduction by China of the systems of Qualified Domestic Investment Institutions (QDII) and Qualified Foreign Investment Institutions (QFII), cash management, asset management, bank assurance and stock brokerage. Approval of the China Banking Regulatory Commission was obtained for the Group to operate as a QDII.

We continued to work closely with BOC for mutual benefits last year. For instance, together with our parent we launched a new service that enabled our wealth management customers to enjoy our banking services at BOC's branch network in the whole Asia Pacific region. In the area of corporate banking, active business referrals between BOCHK and BOC contributed to business growth for both. At the same time, we started launching some well-developed treasury products at BOC's regional branches and subsidiaries. This was a significant step that would eventually help us develop a strategic presence in the region. Through such close cooperation with our parent, we succeeded in expanding our customer base and strengthening our Mainland business.


VISA
BANK OF CHINA
VISA

VISA BOC Olympic Games Card five-ring-five-colour series is designed specially for sports enthusiasts and Beijing Olympic aficionados

We remained the local leader in personal RMB banking. With our superiority in this area we continued to contribute to the long-term development of RMB banking business in Hong Kong. We were once again authorised by the People's Bank of China (PBC) to be the local RMB clearing bank. More recently PBC announced the approval of yuan-denominated bonds to be issued in Hong Kong in the near future. We welcome this as the issuance of yuan bonds would be highly important for Hong Kong to reinforce its status as a regional financial centre. In March 2006, in cooperation with Hong Kong Interbank Clearing Limited we launched the RMB Settlement System that provides a safe and efficient electronic platform for RMB transactions in Hong Kong.

As recommended by the Board, the development of the Group's China business would take a two-pronged approach whereby our wholly-owned subsidiary Nanyang Commercial Bank (Nanyang) has applied for local incorporation in the Mainland and BOCHK would remain a foreign-funded bank in China. Chiyu, another of our subsidiary banks, would also remain a foreign-funded bank. This, we believe, would be the best approach for us to fully capitalise on the unique merits of the BOCHK Group to enter into the newly opened retail banking sector and better focus on the faster growing and more profitable corporate banking sector, thus enabling us to build a stronger presence in the Mainland market as a whole.

A new Relationship-Product-Channel (RPC) business model is introduced to enhance customer relationship management, centralise and professionalise product development, and optimise our channels and workflow to drive sales and marketing more effectively at our branches, electronic channels and call centres. After months of preparation, this model was fully formulated, approved by the Board and rolled out in March this year. This model will enable us to significantly improve the Group's overall operation and workflow, and achieve higher productivity, lower operational risk, better delegation of authority, and optimised staffing.

Our credit ratings continued to improve. In June 2006, Fitch Ratings upgraded BOCHK's individual rating to "B". In July, Moody's Investors Service upgraded our rating outlook from "stable" to "positive". As a further proof of our business and credit outlook, in mid-February 2007, Standard & Poor's Ratings Services raised our counterparty credit ratings to "A-/A-2" from "BBB+/A-2". It also upgraded our fundamental strength rating to "B" from "C+".

## Business Review

In 2006 we succeeded in growing our business on all major fronts.

Loans and advances continued to grow with market demand. Following a relatively slow first half caused chiefly by our conscious effort to pursue higher net interest margin and ensure better asset and liability management, our lending business picked up its growth momentum again in the second half of the year after we had adjusted our growth strategy in accordance with market conditions. Total loans to customers increased to HK$347,090 million, up 3.9%. Loans for use outside Hong Kong, particularly in the Mainland, surged by 27.3% while loans for use in Hong Kong increased marginally. Trade finance increased by 4.9% as external trade continued to flourish.

The Group's retail banking business sustained its high growth momentum last year. Total operating income was up 14.3%, of which net interest income and other operating income were up 7.2% and 34.3% respectively. The substantial growth in other operating income owed mainly to higher income from fees and commissions which grew by 38.8% on the back of robust stock trading and IPO activities in Hong Kong. Residential mortgage lending dropped by nearly 5% in the first half due to fierce competition on mortgage rates but rebounded strongly in the second half after the launching of a range of new mortgage products. New mortgage loans shot up by over 90% and we regained our market lead toward the end of the third quarter in 2006.

Our investment and insurance business maintained its strong growth momentum last year. Stock brokerage volume recorded a hefty increase of 112% while the sales of open-end funds soared by 90%. Taking advantage of the IPO boom in Hong Kong, we aggressively expanded our IPO receiving bank services and IPO financing business by acting as the major receiving bank for the IPO of several leading companies. During the year, the Group's IPO financing provided to corporate and retail customers amounted to over HK$200 billion, representing an increase of over 10 folds versus 2005. We responded to market needs by launching eIPO financing services. That, coupled with our effective marketing and execution, resulted in record high numbers of IPO subscriptions received and processed.

As mentioned above, wealth management remained a major business focus. Through proactive sales and marketing as well as service enhancement and customisation, the number of wealth management customers and the amount of assets under management increased by 45.9% and 42.9% respectively.

The Group's card business continued to grow in terms of card issuance (+4.1%), card advances (+17.6%), cardholder spending (+13.7%) and merchant acquiring volume (+22.5%).

On the personal RMB banking front, the Group continued to be the local market leader with the largest deposit base and offering a wide range of related services. We also maintained our lead in RMB card issuance and merchant acquiring, which increased by 22.7% and 91.9% respectively last year. Cardholder spending was up 46.9%.

The Group's corporate banking business saw substantial growth last year, especially in the second half. Total operating income grew by 12.3%, of which net interest income was up 13.4% and other operating income 8.6%. The rise in net interest income was the result of our effort in widening the loan spread. We also consistently maintained our lead in loan syndication in the Hong Kong, Macau and Mainland market as a whole.

At the same time, we continued to drive the expansion of our SME business through service innovation and enhancement. The amount of SME loans increased by more than 10%. Again, through service enhancement and workflow improvement, we strengthened our trade finance segment and increased our bills volume by a solid 16.5%.

Our Mainland business picked up its growth momentum again in the second half of 2006 after a relatively slow first half. Total advances to customers rose by 22.7% to HK$18,600 million while deposits increased by 67.4% to HK$3,900 million. Our asset quality in the Mainland continued to improve. Classified loan ratio dropped to 0.23%. Meanwhile our business scope in China kept expanding. All our 14 branches and sub-branches are now licensed to conduct derivatives business and provide insurance agency service. Our wealth management products were also extended to the Mainland market.

The Group's treasury business continued to perform well last year under a refined structure and a more rational portfolio management strategy. Operating income rose by 45.8%. During the year, the Group actively managed its investment portfolio to maximise the return on residual funds, create a more balanced portfolio and reduce concentration risks. On the product side, market conditions last year facilitated the development and launching of structured deposit products which turned out to be very much in demand.

The performance of the Group's insurance segment was outstanding last year. Total operating income almost doubled to HK$6,894 million, of which net interest income and other operating income were up 48.7% and 98.8% respectively. Following the acquisition of a controlling stake in BOC Life, the Group started offering a more diversified range of insurance products to meet the needs of customers. In 2006, a series of new insurance products were introduced and customers' response was very encouraging. Premium from new business increased by 77%.


中國銀行(香港) BANK OF CHINA (HONG KONG)

Our Telford Garden Branch was granted for the second year in a row the *Total Quality Service Regime – Top Performer 2006 – under the Category of Service and Entertainment* organised by the MTR Corp

## Outlook

Looking ahead, we are basically optimistic about the growth potential of the local economy as investment and internal consumption continue to increase. This potential would be underpinned by the levelling off or possible reduction of US interest rates. For the banking sector, new business opportunities are on the horizon as China proceeds to expand the scope of RMB banking services in Hong Kong and fulfill her WTO obligations by further liberalising her financial services. That said, we are also mindful that competition is likely to intensify both domestically and offshore, and that the movement of interest rates must be watched closely and managed proactively. At the same time, though inflationary pressure is still not a major issue, rising costs should be a concern for banks, and there are signs that the international financial market is likely to become more volatile in the foreseeable future.

Our record-breaking financial performance and business growth last year speak forcefully for the solid foundations and capabilities we have built up in recent years as well as our effective execution of the Group's strategic initiatives. However, as a banking group with a vision, we are constantly seeking improvement. Going forward, we will follow closely and measure our progress against the goals and priorities laid down in the Group's 2006-2011 Strategic Plan so that we can excel in what we pursue, lead the market and enhance our capabilities.

In 2007 and beyond, we will drive organic growth by enhancing our business structure through diversification. In particular, we will focus on high-margin segments, notably wealth management and insurance. We have already attained certain synergy with BOC Life upon becoming its major shareholder. We will deepen that synergy through closer cooperation.

For the purpose of enhancing business capabilities, we will explore new opportunities locally and beyond. Our main focus will be on asset management, stock brokerage and insurance.

As mentioned above, the Group's China business strategy is two-pronged. Nanyang will actively develop full banking services in the Mainland with an emphasis on retail banking. BOCHK, on the other hand, will continue to operate as a foreign-funded bank in China and focus on corporate banking and foreign exchange businesses. This, we believe, is the best business model that will allow us to develop retail and wholesale banking simultaneously in the vast Mainland market. It will enable us to capitalise on Nanyang's unique brand awareness and expertise


企業發展論壇

Our sponsorship of *Growth Leadership Forum* was well-received by SME clients which could share their experience in business



in RMB retail banking, wealth management and SME banking services. It will also maintain BOCHK's superior market position in servicing large corporate clients and conducting foreign exchange business in China. To support this business model and to drive business growth in the Mainland, we will expand our branch network by focusing on major cities in the Pearl River Delta, Yangzi River Delta and the coastal region, including Dongguan, Suzhou and Hangzhou. We aim to more than double the number of outlets in China by 2009 with a corresponding increase in workforce. It follows that we will allocate adequate financial and other resources for the running of this expanded branch network, service enhancement, business development and brand building in the Mainland.

We will continue to work closely with our parent BOC for mutual gains, particularly in corporate business referral and the development of high-yield segments like wealth management and cross-border services.

Internally we will vigorously implement the RPC model to further enhance operational efficiency and drive long-term business growth. We will ensure high standards of corporate governance, risk management and internal control. Meanwhile we will continue to deepen the Group's new corporate culture and enforce human resources reforms so that we can build up and retain a stronger work team.

This year we enter the 90th year of Bank of China's operation in Hong Kong. For nearly a century, we have witnessed and contributed to the rise of Hong Kong as a leading economic player in the Asia Pacific region. Like Hong Kong, we have been through ups and downs but, again, like Hong Kong, we have always emerged stronger than before. It is with this resilience, I am convinced, that the Group will continue to grow with and play a positive part in the Hong Kong economy and society.

In concluding, I wish to express my heartfelt gratitude to both the Board and the staff for a great year once again. Together we will move on to better ourselves and create higher value for our shareholders and customers.

**HE Guangbei**
*Vice Chairman and Chief Executive*

Hong Kong, 22 March 2007



# Build

# customer satisfaction and provide quality and professional service


BANK OF CHINA
Together

Through the *BOCHK Wealth Management Investment Seminar*, customers could have a better understanding of our financial and investment procucts

This section provides an analysis of the Group's performance, financial position, and risk management. The following analysis should be read in conjunction with the financial statements included in Annual Report. The Group has applied the merger accounting method in accounting for the combination with BOC Life on 1 June 2006. As a result, the 2005 comparative figures were restated as appropriate.

## PERFORMANCE MEASUREMENT

The Group registered record earnings in 2006. This was essentially the result of the Group's strong and broad-based business growth achieved through the effective execution of growth strategies and initiatives. The following table summarises the Group's overall performance in 2006.

| Financial Indicators | Performance | Result Highlights |
|---|---|---|
| ROE[1] and ROA[2] | • Operating profit before loan impairment allowances increased by 18.9% to HK$14,751 million.<br>• Profit attributable to shareholders increased by 3.0% to HK$14,007 million.<br>• ROE and ROA were 17.02% and 1.56% respectively.<br>• ROE and ROA before loan impairment allowances rose by 1.25 percentage points and 0.12 percentage point respectively to 17.92% and 1.61% respectively. | • Operating profit before loan impairment allowances increased by 18.9% and profit attributable to shareholders rose by 3.0%<br>• ROE: 17.02%<br>• ROA: 1.56% |
| Dividend payout ratio | The proposed final dividend plus interim dividend represent a total payout ratio of 64.01%, which is within the range set out in the Group's dividend policy. | • Dividend payout ratio: 64.01% |
| Interest margin and non-interest income[3] | • Net interest margin rose from 1.72% in 2005 to 1.90% in 2006 mainly due to the rise in contribution from net free fund.<br>• Non-interest income increased by 8.4%, primarily driven by investment-related agency fee income. Non-interest income to total operating income ratio decreased by 2.10 percentage points to 25.69% due to a larger increase in net interest income relative to non-interest income. | • Net interest margin: 1.90%<br>• Non-interest income to total operating income ratio: 25.69% |
| Cost efficiency | Cost-to-income ratio was further lowered by 0.97 percentage point to 30.78% mainly due to a faster increase in operating income than operating expenses. Total income increased by 17.2% while operating expenses increased by 13.6%. | • Cost-to-income ratio: 30.78% |
| Asset quality | • Formation of new classified loans[4] remained at a low level of 0.3% of total loans. Classified loan ratio fell significantly by 0.71 percentage point from 1.28% in 2005 to 0.57% in 2006.<br>• Impaired loan[5] ratio declined by 0.30 percentage point to 0.26% at end-2006. | • Classified loan ratio: 0.57%<br>• Impaired loan ratio: 0.26% |
| Capital strength and liquidity | Capital adequacy ratio and liquidity ratio remained strong. | • Capital adequacy ratio: 13.99%<br>• Liquidity ratio: 50.46% |

(1) ROE represents return on average capital and reserves attributable to the equity holders of the Company.
(2) ROA represents return on average total assets and is defined in "Financial Highlights".
(3) Non-interest income represents net fees and commission income, net trading income, net loss on investments in securities, net insurance premium, other operating income and net insurance benefits and claims.
(4) Classified loans are advances to customers which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.
(5) Impaired loans are advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

## BUSINESS ENVIRONMENT

**Hong Kong Real GDP**


YoY%
11.0
8.0
5.0
2.0
05Q1 05Q2 05Q3 05Q4 06Q1 06Q2 06Q3 06Q4
Year/Quarter

Source: Bloomberg

**Hong Kong Unemployment Rate**


%
6.0
5.5
5.0
4.5
4.0
Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06

Source: Bloomberg

In 2006, the operating environment remained largely positive. Bolstered by active investment, strong domestic consumption and robust external trade, the Hong Kong economy registered above-the-trend growth for the third consecutive year. Hong Kong's real GDP growth reached 6.8%. Inflation remained mild with the composite consumer price index on average 2.0% higher than 2005. The labour market improved further with the unemployment rate dropping to 4.4% by year end.

**Federal Funds Target Rate**


%
5.5
5.0
4.5
4.0
Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06

Source: Bloomberg

**HIBOR**


%
5.0
4.0
3.0
1-month HIBOR
3-month HIBOR
Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06

Source: Bloomberg

During the first half of 2006, the US Federal Funds Target Rate was raised by an aggregate of 100 basis points to 5.25%. In line with the US interest rate hike, both average 1-month and 3-month HIBOR increased. In the second half of 2006, despite the existence of inflationary pressure, the US Federal Funds Rate levelled off due to the softening economy. On the other hand, both average 1-month and 3-month HIBOR declined in view of abundant liquidity in the local banking sector. The yield curve flattened, as evidenced by the narrowing of the average interest spread between 2-year Exchange Fund notes and its 10-year counterparts from 82 basis points to 31 basis points at end-2006 which compressed the reinvestment return on debt securities.

The interest rate differential between USD and HKD widened in 2006. In 2006, the Group's average HKD Prime rates increased by 186 basis points compared to the previous year whereas the average US Federal Funds Rate increased by 176 basis points for the same period. Meanwhile, the average HKD 1-month HIBOR and 1-month USD LIBOR for 2006 increased by 118 basis points and 171 basis points respectively.

**Hang Seng Index**



20,000
19,000
18,000
17,000
16,000
15,000
14,000
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06


Source: Bloomberg

The local stock market was buoyant in 2006 amidst ample liquidity. Market sentiments were further boosted by the enthusiastic response to the spate of major IPOs, especially in the second half of the year. The total fund raised by IPOs in 2006 was HK$334bn, more than double that of 2005. The Hang Seng Index surged by 34.2% to close at 19,964.72 points at end-December 2006. The robust stock market helped boost the equity investment and IPO-related businesses of the banking sector.

After a relatively quiet first half, the local property market regained some growth momentum in the second half of 2006. The number of transactions increased as US interest rates appeared to have peaked in the latter half of 2006. Intensified market competition, however, meant greater downward pressure on mortgage yield. HIBOR-linked mortgage plans became more popular as the 1-month HIBOR remained at a relatively low level throughout the year.

In 2006, the local banking sector continued to operate under a benign credit environment. The classified loan ratio of retail banks as a whole improved from 1.37% at end-2005 to 1.11% at end-2006. Overall, the local banking sector was able to benefit from the continuous economic growth, buoyant investment markets and improved asset quality, but at the same time, faced challenges from intensified market competition and limited local lending opportunities.

## CONSOLIDATED FINANCIAL REVIEW

The Group's financial performance in 2006 was satisfactory. Both operating profit before loan impairment allowances and profit attributable to shareholders reached record highs. In view of the Group's strong core earnings growth, operating profit before loan impairment allowances increased by HK$2,348 million, or 18.9%, to HK$14,751 million. Despite a fall in both loan impairment allowances write-back (loan impairment allowances write-back was mainly due to loan recoveries) and investment property revaluation gain, profit attributable to shareholders increased by HK$411 million, or 3.0%, to HK$14,007 million. Earnings per share were HK$1.3248, up HK$0.0389. Return on average total assets ("ROA") and return on average shareholders' funds ("ROE") were 1.56% and 17.02% respectively. By comparison, ROA and ROE appeared lower in 2006 because of the relatively high loan impairment allowances write-back and revaluation gain on investment properties recorded in 2005. Indeed, ROA and ROE before loan impairment allowances in 2006 improved by 0.12 percentage point and 1.25 percentage points to 1.61% and 17.92% respectively over 2005.

**Profit attributable to equity holders**



HK$'m
15,000
10,000
5,000
0
2,768
6,787
7,963
11,963
13,596
14,007
01*
02*
03*
04*
05
06
Year


**Operating profit before loan impairment allowances**



HK$'m
15,000
10,000
5,000
0
13,162
12,089
11,595
10,352
12,403
14,751
01*
02*
03*
04*
05
06
Year


* Excluding BOC Life

## Dividend per share


HK$
1.00
0.75
0.50
0.25
0
0.398
0.515
0.715
0.808
0.848
02*
03*
04*
05
06
Year

## Earnings per share


HK$
1.50
1.00
0.50
0
0.2618
0.6419
0.7532
1.1315
1.2859
1.3248
01*
02*
03*
04*
05
06
Year

* Excluding BOC Life

## Financial Highlights

| HK$'m, except percentage amounts | 2006 | Restated 2005 |
|---|---|---|
| Operating income | **21,309** | 18,174 |
| Operating expenses | **(6,558)** | (5,771) |
| Operating profit before loan impairment allowances | **14,751** | 12,403 |
| Reversal of loan impairment allowances | **1,790** | 2,645 |
| Others | **598** | 1,454 |
| Profit before taxation | **17,139** | 16,502 |
| Profit attributable to equity holders of the Company | **14,007** | 13,596 |
| | | |
| Earnings per share (HK$) | **1.3248** | 1.2859 |
| Return on average total assets | **1.56%** | 1.67% |
| Return on average shareholders' funds* | **17.02%** | 18.27% |
| Return on average total assets before loan impairment allowances | **1.61%** | 1.49% |
| Return on average shareholders' funds before loan impairment allowances* | **17.92%** | 16.67% |
| Net interest margin | **1.90%** | 1.72% |
| Non-interest income ratio | **25.69%** | 27.79% |
| Cost-to-income ratio | **30.78%** | 31.75% |

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Analyses of the financial performance and business operations of the Group for 2006 are set out in the following sections.

**Net Interest Income and Margin**

| HK$'m, except percentage amounts | 2006 | 2005 |
|---|---|---|
| Interest income | **40,271** | 26,177 |
| Interest expense | **(24,436)** | (13,053) |
| Net interest income | **15,835** | 13,124 |
| | | |
| Average interest-earning assets | **835,493** | 760,914 |
| Net interest spread | **1.47%** | 1.47% |
| Net interest margin | **1.90%** | 1.72% |

In 2006, net interest income increased by HK$2,711 million, or 20.7%, to HK$15,835 million. Average interest-earning assets grew by HK$74,579 million, or 9.8%, to HK$835,493 million, due to the increase in deposits (including funds from IPO subscription). Net interest margin increased by 18 basis points to 1.90% while net interest spread remained flat. Contribution from net free fund rose by 18 basis points because of rising interest rates.

Market interest rates were higher in 2006 than in 2005. After the refinement of the operation of the linked exchange rate mechanism by the HKSAR government in May 2005, one-month HIBOR mounted from 1.96% at end-April 2005 to 4.10% at end-2005, culminating at 4.68% in May 2006. Starting from the second half of 2006, it dropped gradually, falling to 3.87% in mid-August and then remaining relatively stable at the average of 4.05% in the fourth quarter. On the other hand, LIBOR rates behaved quite differently – One-month LIBOR increased and peaked in August 2006 at 5.42% and remained relatively flat till end-2006. Average one-month HIBOR increased by 118 basis points to 4.12% as compared to 2.94% a year ago while average one-month LIBOR increased by 171 basis points to 5.10% during the same period. The Group's average HKD Prime rate rose to 8.03% in 2006, compared to 6.17% a year ago, thus widening the HKD Prime-to-one-month HIBOR spread (hereinafter called "Prime-HIBOR spread") by 68 basis points to 3.91%.

The increase in net interest income was mainly driven by the growth of interest-earning assets and contribution of net free funds. For 2006, the Group's average gross yield on loans and advances to customers increased by 157 basis points to 5.65%. This was attributable to higher market interest rates and the increase in higher yielding loans such as credit cards receivable and the lending business of Mainland branches. Although the weighted average yield on residential mortgage portfolio, excluding Government Home Ownership Scheme ("GHOS") mortgages, decreased by 12 basis points year on year to 2.56% from 2.44% below HKD Prime rate, overall loan spread improved as a result of widening of Prime-HIBOR spread. The Group continued to diversify its investment portfolio effectively. By increasing its investments in asset-backed securities, mortgage-backed securities and corporate bonds, the Group raised its gross yield on debt securities by 126 basis points. However, improvement in net contribution from the debt securities portfolio was held back by the flattening yield curve. Fixed deposit spread widened as a result of the Group's conscious effort in managing funding costs. On the other hand, higher deposit rates and the increase in average fixed deposits led to higher overall funding cost. For instance, average interest rates on savings and fixed deposits increased by 159 basis points and 119 basis points respectively.

The summary below shows the average balances and average interest rates of individual assets and liabilities:

**ASSETS**

| | **Year ended 31 December 2006** | | Restated Year ended 31 December 2005 | |
|---|---|---|---|---|
| | **Average balance HK$'m** | **Average yield %** | Average balance HK$'m | Average yield % |
| Loans to banks | **177,465** | **3.90** | 166,224 | 2.38 |
| Debt securities investments | **302,349** | **4.60** | 251,424 | 3.34 |
| Loans and advances to customers | **333,901** | **5.65** | 323,359 | 4.08 |
| Other interest-earning assets | **21,778** | **2.63** | 19,907 | 3.21 |
| Total interest-earning assets | **835,493** | **4.82** | 760,914 | 3.44 |
| Non interest-earning assets | **80,407** | **–** | 70,875 | – |
| Total assets | **915,900** | **4.40** | 831,789 | 3.15 |

**LIABILITIES**

| | **Year ended 31 December 2006** | | Restated Year ended 31 December 2005 | |
|---|---|---|---|---|
| | **Average balance HK$'m** | **Average rate %** | Average balance HK$'m | Average rate % |
| Deposits and balances of banks and other financial institutions | **44,859** | **2.99** | 33,865 | 2.21 |
| Current, savings and fixed deposits | **653,237** | **3.35** | 597,279 | 1.93 |
| Certificate of deposits issued | **3,484** | **3.22** | 3,800 | 2.94 |
| Other interest-bearing liabilities | **28,232** | **3.78** | 27,374 | 2.35 |
| Total interest-bearing liabilities | **729,812** | **3.35** | 662,318 | 1.97 |
| Non interest-bearing deposits | **32,807** | **–** | 33,911 | – |
| Shareholders' funds* and non interest-bearing liabilities | **153,281** | **–** | 135,560 | – |
| Total liabilities | **915,900** | **2.67** | 831,789 | 1.57 |

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

*Second Half Performance*

Compared to the first half of 2006, net interest income increased by HK$827 million, or 11.0 %, in the second half. Average interest-earning assets grew by HK$3,266 million, or 0.4%. Net interest margin and net interest spread rose by 16 basis points and 15 basis points respectively. Contribution from net free funds rose by 1 basis point.

Following a relatively steep rise in the first half of 2006, market interest rates became more stable in the second half. Because of higher liquidity in the market, average one-month HIBOR declined in the second half by 15 basis points vis-à-vis the first half of 2006. Meanwhile, average one-month LIBOR increased by only 49 basis points. Consequently, improvement in the contribution of net free fund slowed down. The Group continued to benefit from diversification of debt securities holding with gross yield on debt securities rose by 41 basis points. Moreover, as the Group's higher yielding loans increased and Prime-to-HIBOR spread widened, loan spread improved. Weighted average yield from the residential mortgage portfolio, excluding GHOS mortgages, declined by 8 basis points to 2.60% below the HKD Prime rate. Total deposit spread widened as savings rate decreased coupled with higher average market rates.

**Net Fees and Commission Income**

| HK$'m | 2006 | 2005 |
|---|---|---|
| Bills commissions | **537** | 532 |
| Loan commissions | **273** | 263 |
| Investment and insurance fee income | **1,851** | 1,139 |
| Securities brokerage (Stockbroking) | **1,383** | 714 |
| Securities brokerage (Bonds) | **105** | 120 |
| Asset management | **317** | 203 |
| Life insurance | **46** | 102 |
| General insurance | **96** | 103 |
| Trust services | **118** | 107 |
| Payment services | **418** | 381 |
| Credit cards | **807** | 737 |
| Account services | **304** | 298 |
| Guarantees | **44** | 43 |
| Currency exchange | **117** | 102 |
| RMB business | **77** | 43 |
| Correspondent banking | **31** | 19 |
| IPO-related business | **60** | 12 |
| Others | **252** | 227 |
| Fees and commission income | **4,985** | 4,006 |
| Fees and commission expenses | **(1,268)** | (1,061) |
| Net fees and commission income | **3,717** | 2,945 |

Net fees and commission income increased by HK$772 million, or 26.2%, to HK$3,717 million mainly due to the significant increase in commissions from stock brokerage of HK$669 million or 93.7% and in asset management fee income of HK$114 million or 56.2%. The buoyant equity market and IPO activities helped boost stock transactions. With its newly launched eIPO services and IPO promotion programmes, the Group grew its stock brokerage business volume substantially by 112%. At the same time, the sales of open-end funds also rose by 90.0%. However, the sales of structured notes declined and the income derived therefrom was down by HK$15 million or 12.5%. Moreover, as a result of the combination with BOC Life, fee income from life insurance only included that from the Group's other insurance business partner after group consolidation elimination. It fell by HK$56 million, or 54.9%, mainly due to competition. Fees from card business recorded a growth of 9.5%, as cardholder spending and merchant acquisition volume increased by 13.7% and 22.5% respectively. Fees from trust services and payment services grew by 10.3% and 9.7% respectively. Riding on the active IPO activities, the Group's fees income from IPO-related activities such as receiving banker's fee and brokerage surged by HK$48 million or a fourfold growth. Meanwhile, RMB-related services also rose by HK$34 million or 79.1%. Fees and commission expenses rose by HK$207 million or 19.5% as the Group continued to expand its stock brokerage, credit card and RMB-related businesses. Moreover, additional charges under the Deposit Protection Scheme that commenced in September 2006 also contributed to the increase in fees and commission expenses.

*Second Half Performance*

Compared to the first half of 2006, net fees and commission income increased by HK$195 million, or 11.1%, in the second half. The active Hong Kong stock market helped boost the Group's fee income from stock brokerage by HK$95 million, or 14.8%. Fee income from bond sales surged by HK$47 million, or 162.1%, which was in line with the increase in the sales volume of retail bonds. Loan commissions grew by HK$41 million, or 35.3%, due to higher business volume. Fees from card business, trust services and bills commissions also increased by 15.2%, 18.5% and 7.3% respectively. Fees and commission expenses in this period rose by HK$86 million, or 14.6%, mainly due to increase in stock brokerage, credit card expenses and the additional charges under the Deposit Protection Scheme.

**Investment and Insurance Business**

| HK$'m | 2006 | 2005 |
|---|---|---|
| Investment and insurance fee income | | |
| Securities brokerage (Stockbroking) | **1,383** | 714 |
| Securities brokerage (Bonds) | **105** | 120 |
| Asset management | **317** | 183 |
| Life insurance | **46** | 102 |
| | **1,851** | 1,119 |
| Insurance and investment income of BOC Life | | |
| Net insurance premium income | **6,195** | 3,630 |
| Interest income | **473** | 318 |
| Net trading income | **420** | (305) |
| Fee income – asset management | **–** | 20 |
| Others | **6** | 3 |
| Gross insurance and investment income of BOC Life* | **7,094** | 3,666 |
| Less: net insurance benefits and claims | **(6,655)** | (3,362) |
| | **439** | 304 |
| Total investment and insurance income | **2,290** | 1,423 |

* Before commission expenses.

In 2006, total investment and insurance income surged by HK$867 million, or 60.9%, to HK$2,290 million, primarily due to an increase in investment and insurance fee income of HK$732 million, or 65.4%, and the rise in BOC Life's insurance and investment income by HK$135 million, or 44.4%. The increase in BOC Life's insurance and investment income was mainly attributable to higher interest income from securities investments as a result of the significant growth of premium income and an increase in net trading income, partly offset by a growth in net insurance benefits and claims.

*Second Half Performance*

Compared to the first half of 2006, total investment and insurance income increased by HK$156 million, or 14.6%, mainly due to an increase in investment and insurance fee income of HK$135 million, or 15.7%. Insurance and investment income of BOC Life grew by HK$21 million, or 10.0%.

**Net Trading Income**

| HK$'m | 2006 | 2005 |
|---|---|---|
| Net trading income of the banking business | | |
| Foreign exchange and foreign exchange products | **1,113** | 1,414 |
| Interest rate instruments | **204** | 277 |
| Equity instruments | **73** | 8 |
| Commodities | **78** | 52 |
| | **1,468** | 1,751 |
| Net trading income of BOC Life | | |
| Foreign exchange and foreign exchange products | **1** | – |
| Interest rate instruments | **359** | (317) |
| Equity instruments | **60** | 12 |
| Commodities | **–** | – |
| | **420** | (305) |
| Total net trading income | **1,888** | 1,446 |

Net trading income registered a gain of HK$1,888 million in 2006, of which HK$1,468 million was derived from the Group's banking business and HK$420 million came from BOC Life. The net trading income of the banking business decreased by HK$283 million, or 16.2%, mainly because of the decline in net trading income from foreign exchange and foreign exchange related products of HK$301 million, or 21.3%. The decline was caused by the decrease in net trading income from foreign exchange swap contracts. Net trading income from interest rate instruments also dropped by HK$73 million due to the decline in the fair value of the Group's interest rate swap contracts, which was partly offset by the increase in net trading income from equity instruments and commodities. Net trading income of BOC Life was up by HK$725 million, compared to a net loss of HK$305 million in 2005. The rise in net trading income was mainly driven by an increase of HK$676 million in net trading income from interest rate instruments and an increase of HK$48 million in net trading income from equity instruments. Net trading income from interest rate instruments posted a net gain of HK$359 million, versus a net loss of HK$317 million in 2005. This gain was mainly attributable to the favourable changes in the fair value of securities investments and the structured notes held by BOC Life.

*Second Half Performance*

Compared to the first half of 2006, net trading income rose by HK$490 million or 70.1% in the second half mainly due to an increase in the fair value of the securities investments and structured notes held by BOC Life. The increase was partly offset by the decline in net trading income from foreign exchange swap contracts and the decrease in the fair value of interest rate swap contracts of the banking business.

**Net Insurance Premium Income**

| HK$'m | 2006 | 2005 |
|---|---|---|
| Life and Annuity | **5,855** | 3,216 |
| Linked Long Term | **348** | 419 |
| Retirement Scheme | **–** | 1 |
| | **6,203** | 3,636 |
| Reinsurers' share of gross earned premiums | **(8)** | (6) |
| Net insurance premium income | **6,195** | 3,630 |

Compared to 2005, net insurance premium income registered a solid growth of HK$2,565 million, or 70.7%, to HK$6,195 million. This growth was driven by the 58.5% growth in the number of new insurance policies concluded. The strong growth of premium income was the result of satisfactory sales of new life insurance products introduced during the year.

*Second Half Performance*

Compared to the first half of 2006, net insurance premium income decreased by HK$757 million or 21.8% to HK$2,719 million. The decline was mainly due to comparatively lower sales of policies after a strong first half.

| **Net Insurance Benefits and Claims** | | |
|---|---|---|
| HK$'m | **2006** | 2005 |
| Life and Annuity | **6,309** | 2,965 |
| Linked Long Term | **344** | 397 |
| Retirement Scheme | **3** | 1 |
| | **6,656** | 3,363 |
| Reinsurers' share of claims, benefits and surrenders paid and movement in liabilities | **(1)** | (1) |
| Net insurance benefits and claims | **6,655** | 3,362 |

Compared to 2005, net insurance benefits and claims increased by HK$3,293 million or 97.9% to HK$6,655 million mainly due to growth of the life and annuity insurance underwriting business. Prospective liabilities were recognised on the basis of the assumptions made as to mortality, investment income and fair value changes in the underlying investments.

*Second Half Performance*

Compared to the first half of 2006, net insurance benefits and claims increased by HK$535 million or 17.5% to HK$3,595 million in the second half, mainly due to increase in new business.

| **Operating Expenses** | | |
|---|---|---|
| HK$'m, except percentage amounts | **2006** | 2005 |
| Staff costs | **4,004** | 3,493 |
| Premises and equipment expenses (excluding depreciation) | **868** | 740 |
| Depreciation on owned fixed assets | **671** | 568 |
| Other operating expenses | **1,015** | 970 |
| Operating expenses | **6,558** | 5,771 |
| Cost to income ratio | **30.78%** | 31.75% |

In line with overall business expansion, the Group's operating expenses increased by HK$787 million, or 13.6%, to HK$6,558 million. Staff costs rose by HK$511 million or 14.6% following the pay rise in April 2006 and the recruitment of new staff needed by the Group. Compared to end-2005, headcount measured in full-time equivalents rose by 65 from 12,933 to 12,998 at end-2006.

Premises and equipment expenses increased by HK$128 million or 17.3% primarily due to higher rental and IT costs incurred.

Depreciation on owned fixed assets rose by HK$103 million, or 18.1%, to HK$671 million in 2006 largely due to appreciation of the value of bank premises.

*Second Half Performance*

Compared to the first half of 2006, operating expenses rose by HK$616 million or 20.7%. This was basically in line with the normal seasonal trend, in particular, salary adjustments began from the second quarter of each year.

**Reversal of Loan Impairment Allowances on Advances**

| HK$'m | 2006 | 2005 |
|---|---|---|
| Reversal of/(Charge for) loan impairment allowances | | |
| Individual assessment | | |
| – new allowances | **(647)** | (1,304) |
| – releases | **313** | 1,042 |
| – recoveries | **2,053** | 1,639 |
| Collective assessment | | |
| – new allowances | **(194)** | (11) |
| – releases | **203** | 1,279 |
| – recoveries | **62** | – |
| Net credit to Income Statement | **1,790** | 2,645 |

The Group recorded a net release of loan impairment allowances of HK$1,790 million in 2006, primarily due to loan recoveries. Compared to 2005, net release of loan impairment allowance was down HK$855 million or 32.3%, mainly caused by a decline in release of allowances.

Net impairment charge on individual assessment increased by HK$72 million due to lower release of allowances. The significant release in 2005 was mainly attributable to the recovery of a large account. Additional allowances amounting to HK$647 million, which were HK$657 million lower than those for 2005, were needed to cover the formation of new impaired loans• and further deterioration of existing impaired accounts.

Net release of collective impairment allowances declined substantially by HK$1,259 million. The reduction reflected a natural slowdown in the improvement in the bad debt migration rate after the Group's significant improvement in asset quality last year on the back of improved economic conditions and borrowers' debt servicing capability.

The Group made remarkable progress in the recovery of loans that were previously written off. Total recoveries (individually and collectively assessed) were HK$2,115 million, up HK$476 million, mainly due to the recoveries of certain large accounts.

*Second Half Performance*

Compared to the first half of 2006, net release of loan impairment allowances was up by HK$506 million in the second half. It was mainly attributable to the recoveries of certain large accounts, which were partially offset by lower release of collective impairment allowances in the second half of the year.

• Impaired loans are advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

**Classified loan ratio**


%
10
8
6
4
2
0
7.98%
5.82%
2.95%
1.28%
0.57%
02
03
04
05
06
Year

With low classified loan formation and strong collection efforts, classified loans* were reduced by HK$2,275 million, or 53.4%, in 2006. Classified loan ratio fell from 1.23% in 2005 to a record low of 0.57% at end-2006. At the same time, impaired loan ratio improved from 0.56% to 0.25% at end-2006.

Over the past five years, the Group has shown substantial improvement in asset quality. Classified loans were reduced at a compound annual rate of 47%. Classified loan ratio dropped substantially from 7.98% at end-2002 to 0.57% at end-2006.

* Classified loans represent advances which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

**Property Revaluation**

| HK$'m | 2006 | 2005 |
|---|---|---|
| Net (loss)/gain on revaluation of premises | **(1)** | 63 |
| Net gain on fair value adjustments on investment properties | **574** | 1,386 |
| Deferred tax | **(55)** | (339) |
| Net gain on fair value adjustments on investment properties, after tax | **519** | 1,047 |

The aggregate impact of property revaluation before tax on the income statement was HK$573 million, of which HK$574 million came from the revaluation of investment properties and HK$1 million from loss on revaluation of bank premises. The related deferred tax charge on revaluation of investment properties amounted to HK$55 million. As a result, the net impact of fair value adjustments on investment properties on the Group's attributable profit in 2006 was HK$519 million. When compared to 2005, the decrease in net gain on property revaluation was in line with the stabilising property prices.

*Second Half Performance*

Compared to the first half of 2006, net gain from revaluation of investment properties fell by HK$391 million in the second half, which was in line with the movement of local property prices.

**Financial Position**

| HK$'m, except percentage amounts | At 31 December 2006 | Restated At 31 December 2005 |
|---|---|---|
| Cash and balances with banks and other financial institutions | **30,973** | 30,704 |
| Placements with banks and other financial institutions | **130,636** | 125,862 |
| Hong Kong SAR Government certificates of indebtedness | **34,750** | 32,630 |
| Securities investments* | **330,385** | 264,209 |
| Advances and other accounts | **352,858** | 338,403 |
| Fixed assets and investment properties | **27,221** | 26,117 |
| Other assets ** | **22,130** | 13,077 |
| Total assets | **928,953** | 831,002 |
| | | |
| Hong Kong SAR currency notes in circulation | **34,750** | 32,630 |
| Deposits and balances of banks and other financial institutions | **49,034** | 40,655 |
| Deposits from customers | **694,691** | 632,658 |
| Certificates of deposit issued | **2,498** | 3,965 |
| Insurance contract liabilities | **14,239** | 7,968 |
| Other accounts and provisions | **47,101** | 31,413 |
| Total liabilities | **842,313** | 749,289 |
| | | |
| Minority interests | **1,985** | 1,778 |
| Capital and reserves attributable to the equity holders of the Company | **84,655** | 79,935 |
| Total liabilities and equity | **928,953** | 831,002 |
| | | |
| Loan-to-deposit ratio | **49.32%** | 52.27% |

* Securities investments comprise investment in securities, trading securities and other financial instruments at fair value through profit or loss.
** Investments in associates and derivative financial instruments are included in other assets.

**Balance Sheet Mix as at 31 December 2006**



HK$'m/(%)
56,880 (6%)
27,221 (3%)
30,973 (3%)
130,636 (14%)
352,858 (38%)
330,385 (36%)


**Balance Sheet Mix as at 31 December 2005**



HK$'m/(%)
45,707 (5%)
26,117 (3%)
30,704 (4%)
125,862 (15%)
338,403 (41%)
264,209 (32%)


- Cash and balances with banks and other financial institutions
- Placements with banks and other financial institutions
- Securities investments
- Advances and other accounts
- Fixed assets & investment properties
- Other assets

The Group's total assets were HK$928,953 million as at 31 December 2006, up HK$97,951 million or 11.8% from the end of 2005:

- Cash and balances with banks and other financial institutions increased by HK$269 million or 0.9%, while interbank placements increased by HK$4,774 million or 3.8%.
- Securities investments rose by HK$66,176 million, or 25.0%, to HK$330,385 million as the Group increased its investments in asset-backed securities, mortgage-backed securities and selected corporate bonds in order to increase income contribution from securities investments.
- The Group continued to actively manage the balance sheet. As a result, the proportion of short-term surplus funds to total assets decreased while the proportion of securities investment portfolio increased.

**Advances to Customers**

| HK$'m, except percentage amounts | **At 31 December 2006** | **%** | At 31 December 2005 | % |
|---|---|---|---|---|
| Loans for use in Hong Kong | **274,290** | **79.0** | 274,002 | 82.0 |
| Industrial, commercial and financial | **148,780** | **42.9** | 146,100 | 43.7 |
| Individual | **125,510** | **36.1** | 127,902 | 38.3 |
| Trade finance | **16,865** | **4.9** | 16,079 | 4.8 |
| Loans for use outside Hong Kong | **55,935** | **16.1** | 43,942 | 13.2 |
| Total advances to customers | **347,090** | **100.0** | 334,023 | 100.0 |

Total advances to customers grew by HK$13,067 million or 3.9%, which was mainly attributable to the growth in loans for use outside Hong Kong and corporate loans in Hong Kong. The growth was partly offset by the decline in residential mortgage loan as a result of intensified competition and market sluggishness.

Loans for use in Hong Kong increased slightly by 0.1%:

- Lending to the industrial, commercial and financial sectors rose by HK$2,680 million, or 1.8%, driven by loans for property investment and transport and transport equipment.
- Residential mortgage loans (excluding those under GHOS) decreased by HK$2,218 million, or 2.2%, to HK$96,953 million due to keen market competition particularly in the first half of the year.
- Card advances grew by HK$822 million, or 17.6%, to HK$5,490 million as a result of an increase in cardholder spending.
- Other consumer lending rose by HK$751 million, or 9.3%, to HK$8,831 million.

Trade finance increased by HK$786 million, or 4.9%, on the back of robust merchandise exports and strong local demand. Meanwhile, loans for use outside Hong Kong grew significantly by HK$11,993 million or 27.3%. The increase was mainly driven by overseas lending and loan growth of the Group's Mainland branches.

*Second Half Performance*

When compared to the first half of the year, total loans recorded a broad-based rebound in the second half. Strong growth momentum was shown in both individual and corporate loans. The Group's new pricing strategy on mortgage products was well received. Residential mortgages increased by HK$2,511 million, or 2.7%, recovering much of the fall in the first half of the year. Corporate loans in Hong Kong increased by HK$1,536 million, or 1.0%, while trade finance rose by HK$1,057 million, or 6.7%. Loan for use outside Hong Kong grew significantly by HK$8,047 million, or 16.8%, of which lending through the Group's Mainland branches surged by HK$3,430 million or 22.6%.

**Total advances to customers by currency mix (%)**


3%
14%
83%
2006.12.31
3%
13%
84%
2005.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD advances to customers accounted for 82.5% and 14.1% respectively at the end of 2006. Other currency advances to customers accounted for 3.4%. There was no significant change in currency mix in 2006.

**Deposits from Customers**

| HK$'m, except percentage amounts | **At 31 December 2006** | % | At 31 December 2005 | % |
|---|---|---|---|---|
| Demand deposits and current accounts | **30,979** | **4.4** | 28,948 | 4.5 |
| Savings deposits | **256,653** | **36.5** | 216,540 | 33.9 |
| Time, call and notice deposits | **407,059** | **57.8** | 387,170 | 60.6 |
| Total deposits from customers | **694,691** | **98.7** | 632,658 | 99.0 |
| Structured deposits | **9,085** | **1.3** | 6,373 | 1.0 |
| Adjusted total deposits from customers | **703,776** | **100.0** | 639,031 | 100.0 |

Total deposits from customers increased by HK$62,033 million, or 9.8%, to HK$694,691 million in 2006. Given the buoyant stock market, customers were more inclined to maintain a higher degree of liquidity. As a result, savings deposits increased considerably by 18.5% or HK$40,113 million. Time, call and notice deposits rose by 5.1% or HK$19,889 million while demand deposits and current accounts increased by 7.0% or HK$2,031 million. The Group's deposits mix improved with the proportion of lower cost deposits, which consists of current accounts and savings deposits, to total deposits rising from 38.4% at end-2005 to 40.9% at end-2006. There was a growing demand for structured deposits - a hybrid of retail deposit and derivatives offering a higher nominal interest rate to depositors. Structured deposits grew to HK$9,085 million, up HK$2,712 million or 42.6%, representing about 1.3% of the adjusted total deposits from customers. The Group's loan-to-deposit ratio was 49.32% at end-2006.

*Second Half Performance*

Compared to end-June 2006, total deposits from customers rose by HK$53,800 million, or 8.4%, in the second half. Savings deposits increased by HK$32,685 million, or 14.6%. Time, call and notice deposits grew by HK$18,571 million, or 4.8% while demand deposits and current accounts increased by HK$2,544 million or 8.9%.

## Adjusted total deposits from customers by currency mix (%)


9%
21%
70%
2006.12.31
12%
21%
67%
2005.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD deposits accounted for 69.8% and 20.9% respectively at the end of 2006. Other currency deposits accounted for 9.3%. The Group's HKD loan-to-deposit ratio was 58.3%, down from 65.0% at end-2005, mainly due to a higher increase in HKD deposits from customers relative to HKD advances to customers.

## Asset Quality

| HK$'m, except percentage amounts | **At 31 December 2006** | At 31 December 2005 |
|---|---|---|
| Advances to customers | **347,090** | 334,023 |
| Classified loan ratio§ | **0.57%** | 1.28% |
| Impairment allowances | **1,103** | 1,714 |
| Regulatory reserve for general banking risks | **3,621** | 3,526 |
| Total allowances and regulatory reserve | **4,724** | 5,240 |
| Total allowances as a percentage of advances to customers | **0.32%** | 0.51% |
| Total allowances and regulatory reserve as a percentage of advances to customers | **1.36%** | 1.57% |
| Impairment allowances on classified loan ratio## | **28.62%** | 29.77% |
| Total coverage (including collateral values)## | **106.74%** | 99.88% |
| Residential mortgage loans* – delinquency and rescheduled loan ratio** | **0.21%** | 0.30% |
| Card advances – delinquency ratio**# | **0.25%** | 0.32% |

| | **2006** | 2005 |
|---|---|---|
| Card advances – charge-off ratio# | **2.44%** | 2.67% |

§ Classified loans represent advances which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality. Repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

\# Excluding Great Wall cards and computed according to the HKMA's definition.

\## Only including impairment allowances on loans classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

| Movement of Classified Advances to Customers | | |
|---|---|---|
| In HK$ bln | **2006** | 2005 |
| Beginning balance | **4.3** | 9.2 |
| New classified loans | **0.9** | 1.7 |
| Upgraded classified loans | **(0.3)** | (1.2) |
| Collection | **(2.0)** | (3.8) |
| Write-off | **(0.8)** | (1.1) |
| Others | **(0.1)** | (0.5) |
| Ending balance | **2.0** | 4.3 |

Owing to better credit quality as well as strong collection and write-off, the Group's asset quality continued to improve with the classified loan ratio falling to the historical low of 0.57%, versus 1.28% at end-2005. Classified loans decreased by approximately HK$2.3 billion or 53% to HK$2.0 billion. New classified loans were maintained at a low level, representing less than 0.3% of total loans outstanding. Total collections amounted to approximately HK$2.0 billion. Write-off of classified loans amounted to HK$0.8 billion. About HK$0.1 billion of the reduction in classified loans was due to the treatment of repossessed assets as a direct offset against the classified loans outstanding.

Total impairment allowances, including both IA and CA, amounted to HK$1,103 million. Impairment allowances on classified loan ratio was 28.62%. If the value of underlying collateral was included, the total coverage ratio would increase to 106.74%. The Group's regulatory reserve rose by HK$95 million to HK$3,621 million as advances to customers increased.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 0.30% at end-2005 to 0.21% at end-2006. The quality of card advances also improved, with the charge-off ratio dropping from 2.67% to 2.44% year-on-year.

| Capital and Liquidity Ratios | | |
|---|---|---|
| HK$'m, except percentage amounts | **At 31 December 2006** | At 31 December 2005 |
| Tier 1 capital | **68,458** | 64,213 |
| Tier 2 capital | **4,060** | 3,991 |
| Unconsolidated investment and other deductions | **(971)** | (1,004) |
| Total capital base after deductions | **71,547** | 67,200 |
| Risk-weighted assets | | |
| On-balance sheet | **479,082** | 412,851 |
| Off-balance sheet | **39,968** | 30,713 |
| Deductions | **(7,741)** | (6,450) |
| Total risk-weighted assets | **511,309** | 437,114 |
| Total risk-weighted assets adjusted for market risk | **513,707** | 438,213 |
| Capital adequacy ratios (banking group level) | | |
| Before adjusting for market risk | | |
| Tier 1 | **13.39%** | 14.69% |
| Total | **13.99%** | 15.37% |
| After Adjusting for market risk | | |
| Tier 1* | **13.33%** | 14.65% |
| Total* | **13.93%** | 15.33% |

| | **Full-year ended 31 December 2006** | Full-year ended 31 December 2005 |
|---|---|---|
| Average liquidity ratio | **50.46%** | 42.02% |

* Capital adequacy ratios take into account market risks and are calculated in accordance with the relevant HKMA guidelines.

Total capital base of the Group after deduction increased by 6.5% to HK$71,547 million, implying an increase in retained earnings. Despite this, the consolidated capital adequacy ratio of the banking group fell to 13.99% from 15.37% at end-2005 because of a 17.0% increase in total risk-weighted assets. This was the result of the growth of securities investment.

Average liquidity ratio rose to 50.46%, compared to 42.02% in 2005. The Group continued to actively manage its balance sheet. Investments in liquefiable securities was increased, which helped strengthen its liquidity position.

## BUSINESS REVIEW

This section covers the review of the Group's business lines together with their respective financial results.

**RETAIL BANKING**

| HK$'m, except percentage amounts | **Full-year ended 31 December 2006** | Full-year ended 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Net interest income | **7,851** | 7,326 | +7.2% |
| Other operating income | **3,534** | 2,632 | +34.3% |
| Operating income | **11,385** | 9,958 | +14.3% |
| Operating expenses | **(5,033)** | (4,514) | +11.5% |
| Operating profit before loan impairment allowances | **6,352** | 5,444 | +16.7% |
| Net release of/(charge for) loan impairment allowances | **(27)** | 956 | N/A |
| Others | **(18)** | (12) | +50.0% |
| Profit before taxation | **6,307** | 6,388 | -1.3% |

| | **At 31 December 2006** | At 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Segment assets | **169,595** | 158,844 | +6.8% |
| Segment liabilities | **578,249** | 554,244 | +4.3% |

Note: For additional segmental information, see Note 10 to the Financial Statements.

**Results**

Retail Banking registered healthy business growth in 2006. Operating income grew by 14.3% year-on-year to HK$11,385 million. The growth was driven by the increase of both net interest income and other operating income. Operating profit before loan impairment allowances increased by HK$908 million or 16.7% to HK$6,352 million. Profit before taxation was HK$6,307 million, down HK$81 million or 1.3% from 2005 because of the relatively high release of impairment allowances recorded in 2005.

Net interest income rose by 7.2% to HK$7,851 million. The overall profitability of Prime-based loans, which formed the bulk of Retail Banking's loan assets, improved due to widened Prime-HIBOR spread. The improvement in loan spread was held back by narrowed deposit spread as increase in savings rates outpaced the increase in market rates.

Other operating income soared by 34.3% to HK$3,534 million because of the strong growth of net fees and commission income by 38.8%. The buoyant equity market and IPO activities spurred the growth of the transaction volume of the Group's stock brokerage business, thereby increasing the commissions from securities trading. This, coupled with the growth of commissions from the sales of open-end investment funds, more than offset the decline in commissions from the sales of structured notes.

Operating expenses rose by 11.5% to HK$5,033 million mainly because of the rise in staff costs after pay rise and the recruitment of new staff to support business expansion.

Retail Banking's net charge for loan impairment allowances for 2006 amounted to HK$27 million, versus net releases of HK$956 million in 2005. The net charge for loan impairment allowances reflected a slowdown in the improvement in bad debt migration and additional allowances for increased credit card advances.

Advances and other accounts, including mortgage loans and card advances, increased by 0.7% to HK$130,124 million. Customer deposits increased by 3.0% to HK$549,982 million.

**Strong growth of investment and insurance business**

Investment and insurance, both being the Group's business focuses, delivered encouraging results in 2006. Capitalising on bullish stock trading and its enhanced trading platform, the Group grew its stock brokerage business volume substantially by 112%. At the same time, with improved sales productivity and a broadened product range, the Group recorded a 90.0% growth in the sales volume of open-end funds. The China and Emerging Market Equity Funds were some of the best-sellers.

Taking advantage of the IPO boom, the Group launched eIPO financing services while aggressively promoting its IPO-related business. The Group became the major receiving bank for most of the large-scale IPOs in Hong Kong. The number of IPO subscriptions received and processed by the Group reached a record high in 2006. Over 50% of the subscriptions were submitted through the automated channel.

Through effective marketing campaigns and personalised services, the Group grew its number of wealth management customers and assets under management by 45.9% and 42.9% respectively.

To expand its life insurance business, the Group launched a diverse range of new products in 2006, including the "Supreme Saver 06- 5 Year Life Endowment Plan", "Prudent Saver 5-year Life Endowment Plan", "Companion Insurance Plan" and "Total Value Retirement Solution Plan". These products were well received by customers. "Total Value Retirement Solution Plan" was the first kind of investment-linked annuities in the banking market.

**Growth momentum of residential mortgages regained**

Intense competition and a relatively lacklustre residential mortgage sector had an adverse impact on the Group's residential mortgages in the first half of the year. The Group adjusted its promotion strategies and introduced flexible mortgage products such as "Fixed rate mortgage plan", "HIBOR-based mortgage plan", "All-you-want" and "Smart" mortgage schemes to satisfy customers' diverse finance needs. New residential mortgages grew substantially by 97% in the second half of the year and the Group regained its leading position in the market. Meanwhile, the credit quality of residential mortgages continued to improve as the delinquency and rescheduled loan ratio dropped further to 0.21%.

**In pursuit of high net worth customers through professional premium services**

The Group continued with its effort to win and better serve high net worth customers in 2006. In collaboration with BOC, in December 2005 the Group launched a new service enabling wealth management customers to access priority and privileged banking services at BOC branches in the whole Asia Pacific region. In addition, value-added banking solutions covering investment management, financial planning and pre-arranged banking services were tailored for Mainland customers. During the year, the BOCHK Wealth Management Expo was held and various large scale and localised investment seminars were organised regularly to update customers on the latest investment climate.

"Wealth MaxiWiser", a financial planning tool, was further enhanced to strengthen portfolio management advisory services, achieve effective customer management and maximise customers' wealth. Currently, 100 Wealth Management Prime centres and 20 Wealth Management VIP centres are in operation to provide tailor-made financial solutions to customers.

**Expansion of credit card business**

The Group's card business continued to expand in terms of customer base and service range. Card advances increased by 17.6% and the number of cards issued grew by 4.1%. Cardholder spending volume and merchant acquiring volume expanded by 13.7% and 22.5% respectively.

The Group launched "VISA BOC Olympic Games Card" in 2006. With a strong competitive edge in the credit card market, the Group continued to extend appealing merchant offer programmes to customers through a comprehensive merchant network covering Hong Kong, Macau and the Mainland. In the area of merchant acquiring, the Group launched the Dynamic Currency Conversion Service to support real-time currency conversion value-added services to both merchants and credit cardholders.

The Group was the first EMV certificate acquirer in Hong Kong, and had the widest coverage of EMV standard chip-enabled terminals in the local market at end-2006.

The Group's performance and service quality in credit card business were recognised by the industry. During the year, the Group won a total of 22 awards from MasterCard International, Visa International, China UnionPay, Hong Kong Trade Development Council ("HKTDC") and International Licensing Industry Merchandisers' Association ("LIMA") respectively.

**Leading Hong Kong's RMB banking business**

The Group continued to be the local market leader in Renminbi ("RMB") banking business with a comprehensive range of relevant services. By end-2006, RMB deposits increased by 1.8% from a year ago. The Group also maintained its leading position in the RMB credit card issuing and merchant acquiring business. RMB merchant acquiring volume and RMB card cardholder spending volume registered strong growths of 91.9% and 46.9% respectively. The number of RMB credit cards issued grew by 22.7%. During the year, the Group upgraded the features of its RMB card. Customers can choose their own account withdrawal limit for security purpose and make use of the RMB POS functions in the Mainland to suit their diverse financial needs. At end-2006, the number of ATMs providing RMB withdrawal service reached 230.

In March 2006, the Group launched Renminbi Settlement System ("RSS") to provide clearing services for expanded RMB business in Hong Kong. RSS serves as a quality clearing platform and provides a solid foundation for the further expansion of RMB business. At the same time, Personal RMB Cheque Service was launched to enable customers to make payment in Guangdong Province by cheque.

**Branch rationalisation and e-Channel Development**

The Group continued to optimise its branch network in 2006. During the year, the Group opened 3 new branches, renovated 54 existing branches and revamped 14 wealth management centres. By the end of 2006, the number of branches in Hong Kong was 287 and the number of ATM machines was 445.

To offer more convenient and reliable e-service to customers, the Group upgraded its internet banking services. Apart from enhanced investment functions and new e-banking products, the Group's website was revamped to strengthen online sales and promotion. Over the year, the number of e-banking customers and transactions increased by 15.2% and 62.6% respectively.

**CORPORATE BANKING**

| HK$'m, except percentage amounts | **Full-year ended 31 December 2006** | Full-year ended 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Net interest income | **4,281** | 3,776 | +13.4% |
| Other operating income | **1,209** | 1,113 | +8.6% |
| Operating income | **5,490** | 4,889 | +12.3% |
| Operating expenses | **(1,500)** | (1,293) | +16.0% |
| Operating profit before loan impairment allowances | **3,990** | 3,596 | +11.0% |
| Net release of loan impairment allowances | **1,817** | 1,689 | +7.6% |
| Others | **(3)** | (1) | +200.0% |
| Profit before taxation | **5,804** | 5,284 | +9.8% |

| | **At 31 December 2006** | At 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Segment assets | **222,701** | 211,834 | +5.1% |
| Segment liabilities | **148,353** | 101,719 | +45.8% |

Note: For additional segmental information, see Note 10 to the Financial Statements.

**Results**

Corporate Banking reported a profit before taxation of HK$5,804 million in 2006, up HK$520 million or 9.8% as compared to 2005. Operating profit before loan impairment allowances increased by 11.0% to HK$3,990 million. Net interest income and other operating income grew by 13.4% and 8.6% respectively, while the release of loan impairment allowances grew by 7.6%.

The rise in net interest income was driven by the widened loan spread and deposit spread while the growth of other operating income was due to increased net fees and commission income from loans and remittance. Operating expenses were up 16.0% to HK$1,500 million on account of the rise in staff costs.

Net loan impairment releases were HK$1,817 million, up 7.6%, mainly due to recoveries of certain large accounts.

Advances and other accounts increased by 6.5% to HK$221,552 million. Customer deposits registered a robust growth of 46.6% to HK$145,781 million.

**Leading in loan syndication**

The Group maintained its leading position in the syndication loan market covering Hong Kong, Macau and the Mainland. According to *Basis Point*, a leading Asian capital market magazine, the Group was the number one mandated arranger in the Mainland-Hong Kong-Macau syndicated loan market in 2006.

**Phenomenal growth of IPO financing**

Riding on the active stock market, the Group expanded its IPO financing business significantly. It provided more than HK$200 billion worth of financing to corporate and retail customers in connection with the IPO of 28 companies in Hong Kong. The Group's IPO financing business in 2006 recorded a tenfold growth versus 2005.

**Expanding SME lending and customer base**

In 2006, the Group focused on adjusting its business and customer structures and devoted much effort in developing its SME business. The Group's 5-year SME business plan focuses on the enhancement of the SME business model, optimising credit approval procedures for SME loans, streamlining the existing workflow, and raising the efficiency of customer service. These growth initiatives were beginning to bear fruit as evidenced by the double-digit growth in SME loans. To better serve these customers, the Group successfully launched and refined several products, including Equipment Link, Professional Firms Link, and Trade Peak Season Link.

**Reinforcing cash management business and e-banking platform**

With a view to growing its cash management business, the Group actively reinforced its service platform and coverage, its connection with BOC's overseas branches, and the service plans for large corporations. At the same time, *BOC Wealth Master*, a standardised cash management product, was launched to better serve SME customers by providing a one-stop, multi-channel and multi-account platform for them to do their financial management more efficiently. During the year, a Cash Management Services Centre was established to enhance the Group's competitiveness in the cash management business.

The Group continued to strengthen its e-banking functions and promote CBS Online services. The number of CBS Online customers increased significantly. By end-2006, the number of CBS Online customers increased by 98% from a year ago.

**Growing and strengthening trade finance business**

To achieve greater flexibility and to optimise credit limit utilisation, the Group refined the trade finance credit limit structure and simplified the procedure for arranging and using trade finance credit limits. The Group also launched several new trade finance products and promotion plans, including Pre-shipment Financing, Bill Service and Trade Finance Promotion Scheme. As a result of these initiatives, bills and settlement volume increased by 16.5% in 2006.

**Optimising business model**

In 2006, the Group refined its business model, organisation structure, management process and business workflow for Corporate Banking to align with the Relationship-Product-Channel ("RPC") Model. For instance, steps were taken to review and enhance the business authorisation system, implement the *Two-step Credit Approval Scheme*, and simplify the credit renewal and review procedures. The Group also implemented the *Enhanced Relationship Manager Mechanism* and *Product Manager Mechanism* to strengthen the relationship and product professional teams. Under this refined business model, the Group is in a better position to manage its customer relations and product development by taking into consideration individual clients' industry, geographical location and sectoral characteristics and developing tailor-made products to suit their specific needs.

**Growing Mainland business steadily**

The Group's Mainland branches regained its growth momentum and delivered strong results in 2006, notwithstanding a relatively slow first half. Profit before loan impairment allowances increased by HK$64 million, or 20.6% due mainly to the increase in advances to customers. Total advances to customers rose by 22.7% to HK$18.6 billion. Customer deposits increased by 67.4% to HK$3.9 billion. Asset quality continued to improve with the classified loan ratio falling by 0.34 percentage point to 0.23%.

The business scope of the Group's Mainland branches and sub-branches expanded further during the year. By the end of 2006, the Group had a total of 11 Mainland branches and sub-branches permitted to participate in RMB business. The Qingdao branch submitted its application for running RMB business. All the 14 branches and sub-branches are now licensed to conduct derivatives business and provide insurance agency services. The coverage of the Group's wealth management products was extended to the Mainland in 2006. In view of the high demand for investment products, the Group launched commodity-linked deposits in 2006 as an extension of the currency-linked deposits offered since 2005. After the approval by China Banking Regulatory Commission to conduct QDII business in October, the Group applied for the RMB exchange limit of foreign exchange trade with State Administration of Foreign Exchange. In November, following the announcement by the Commission of the new Regulations on Administration of Foreign-funded Banks, the Group resolved to incorporate the local operation of the Group's wholly-owned subsidiary, Nanyang Commercial Bank, in the Mainland to offer comprehensive banking services with the focus on retail banking whereas BOCHK would maintain its foreign-funded bank status to concentrate on corporate and foreign exchange businesses.

## TREASURY

| HK$'m, except percentage amounts | **Full-year ended 31 December 2006** | Full-year ended 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Net interest income | **4,286** | 2,428 | +76.5% |
| Other operating income | **743** | 1,021 | -27.2% |
| Operating income | **5,029** | 3,449 | +45.8% |
| Operating expenses | **(458)** | (308) | +48.7% |
| Operating profit | **4,571** | 3,141 | +45.5% |
| Others | **(2)** | – | N/A |
| Profit before taxation | **4,569** | 3,141 | +45.5% |

| | **At 31 December 2006** | At 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Segment assets | **497,155** | 426,791 | +16.5% |
| Segment liabilities | **98,531** | 82,381 | +19.6% |

Note: For additional segmental information, see Note 10 to the Financial Statements.

**Results**

In 2006, Treasury reported remarkable growth in profit before taxation by HK$1,428 million, or 45.5%, as net interest income rose sharply. Other operating income decreased by HK$278 million or 27.2%. Operating expenses increased by HK$150 million or 48.7% to HK$458 million.

Net interest income increased substantially by HK$1,858 million or 76.5%. The increase was mainly driven by higher contribution of net free fund due to the rise in market rates and better return on debt securities portfolio as a result of the Group's effective balance sheet management.

Other operating income decreased by HK$278 million or 27.2%, resulting from a reduction of net trading income of foreign exchange swap contracts for funding purpose.

**Enhancing yield by diversifying investment portfolio and vastly expanding IPO business**

In 2006, Treasury's structure and portfolio management strategy were refined to focus more on balance sheet management and structural risk management. In order to improve return, three specialised portfolio management teams on interest rate, credit and securitised products were set up respectively to provide professional analysis and information on different markets and products. During the year, the Group actively managed its investment portfolio by diversifying into mortgage-backed securities, covered bonds and corporate bonds to maximise the return on residual funds. This diversification also helped create a more balanced portfolio and reduce concentration risks. As a result of these initiatives, investment return exceeded the Group's target despite the flattening yield curve. Moreover, as a receiving bank for 23 IPOs in Hong Kong in 2006, the Group handled a total amount of IPO funds of over HK$1,000 billion – a record high.

**Enhancing product offerings and marketing in Hong Kong and Mainland**

In 2006, market volatility in interest rates, foreign exchange, and commodity and equity trading meant more opportunities for the development of treasury products. In view of the growing popularity of structured investment products, the Group introduced a series of structured deposits linked with interest rates, foreign exchange rates and bullion prices. During the year, the Group launched a large number of structured deposits in Hong Kong and the Mainland respectively. To further enhance cross-selling activities with retail and corporate customers, a special treasury marketing unit providing customised services to local and Mainland customers was set up in late 2005. The team also provided training and consulting support to other marketing teams. This not only enhanced the marketing capability of different business units for treasury products, but also helped broaden the Group's treasury client base. In 2006, the number of treasury customers increased by 42.3%.

**INSURANCE**

| HK$'m, except percentage amounts | **Full-year ended 31 December 2006** | Full-year ended 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Net interest income | **473** | 318 | +48.7% |
| Other operating income | **6,421** | 3,230 | +98.8% |
| Operating income | **6,894** | 3,548 | +94.3% |
| Net insurance benefits and claims | **(6,655)** | (3,362) | +97.9% |
| Net operating income | **239** | 186 | +28.5% |
| Operating expenses | **(65)** | (56) | +16.1% |
| Operating profit | **174** | 130 | +33.8% |
| Others | **–** | 12 | N/A |
| Profit before taxation | **174** | 142 | +22.5% |

| | **At 31 December 2006** | At 31 December 2005 | Increase/ (decrease) |
|---|---|---|---|
| Segment assets | **15,804** | 9,343 | +69.2% |
| Segment liabilities | **14,649** | 8,365 | +75.1% |

Note: For additional segmental information, see Note 10 to the Financial Statements.

**Results**

The Group's Insurance segment recorded a profit before taxation of HK$174 million, up HK$32 million or 22.5% as compared to 2005. This was mainly driven by an increase in net interest income.

Net interest income rose by 48.7% to HK$473 million. This was mainly attributable to an increase in the investments of debt securities on the back of significant growth of premium income arising from the successful launch of several new insurance products. Other operating income rose by 98.8% to HK$6,421 million with the growth of premium income and an increase in the fair value of interest rate instruments and structured notes. In line with the growth of premium income, net insurance benefits and claims increased by 97.9% to HK$6,655 million.

Assets in the Insurance segment grew by 69.2% because of the increase in investments of interest rate instruments and structured notes. Liabilities rose by 75.1%, which was mainly the result of increased insurance contract liabilities.

**Successful acquisition of controlling stake in BOC Life**

The Group acquired from its parent the BOC Group a 51% controlling stake in BOC Life in June 2006. Life insurance policies, investment products linked with life insurance policies and retirement scheme management plans are offered through the Group's extensive distribution network. This will help the Group to enhance its wealth management platform, solidify its client base and increase its non-interest income.

**Broadening product range and stepping up sales training**

Following the combination with BOC Life, the Group started offering a more diversified range of insurance products to meet customers' needs. In 2006, a series of new insurance products were introduced and customers' response was very encouraging. Premium from new business increased by 77% in 2006. To equip frontline staff with deeper professional knowledge and better sales techniques, the Group established an in-house academy, the BOCG Life Bancassurance Academy, to provide systematic professional training to the Group's sales staff. Such training would focus on selling long-term insurance products. By end-2006, more than 110 of the Group's employees had participated in the training.

**Building up BOC Life as a brand**

To strengthen BOC Life's branding in Hong Kong, the Group organised a series of large-scale promotional activities under the theme "BOC(HK) Insurance, We Care More". A series of promotional campaigns were also launched to support this branding exercise.

## IMPLEMENTATION OF RELATIONSHIP-PRODUCT-CHANNEL ("RPC") MODEL

The Group strongly believes that a customer-centric management and business model is crucial for sustaining business and profit growth, thus maximising shareholder return. In accordance with the Group's 2006-2011 Strategic Plan, the Group started implementing in early 2007 the RPC (Relationship, Product and Channel Management) Model. As reported in 2006, the objectives of the model are to build teams of dedicated and professional managers to develop and expand the range of products and services that are tailored to the needs of different customer segments, and to optimise channels and workflow to facilitate sales and marketing. Under this Model, the Group will reinforce its capabilities in customer relationship management (R), product management (P), as well as channel management (C). To ensure success, the Group established a Steering Committee and Implementation Task Force to formulate an implementation plan, and to monitor and provide guidance in the implementation process. Besides, five dedicated groups with representatives from different business units responsible for job evaluation and staff placements, premises assignment, communication, training and finance have been set up to organise, execute and closely monitor progress.

## CORPORATE DEVELOPMENT, TECHNOLOGY AND OPERATIONS

**Human resources**

During the year, the Group continued to invest in human resources development to support business growth and help realise its corporate vision of becoming customers' premier bank. Medium-term initiatives were taken to enhance staff commitment, improve productivity and optimise the allocation of resources. In addition, relevant strategies and action plans to support the implementation of the RPC Model were developed and rolled out.

An employee performance management system was introduced in 2006. It emphasises ongoing evaluation of staff performance throughout the year and the formulation of staff training and development plans. This system is meant to enhance the Group's overall performance and help develop a performance-driven corporate culture.

In 2006, more than 1,500 training courses with over 91,000 attendants were organised. Such courses included workshops and seminars on wealth management, financial planning, risk management, corporate governance and corporate culture. Other training channels were also made available to the staff. For instance, an e-learning platform was set up to provide online interactive training; a self-learning programme integrating distance learning was offered; and small group tutorials and tests were launched. Moreover, to support the Group's long-term business expansion, a one-year Officer Trainees Programme was introduced to provide on-the-job training for newly recruited university graduates. A three-year intensive and systematic programme tailor-made for Management Trainees recruited from local and overseas universities also commenced in 2006.

**Technology and operations**

To support business growth and the RPC model, the Group continued to enhance its information technology infrastructure and implement its 5-year IT development strategy. The processing capacity of the Securities Management System was significantly expanded to cater for the increased volume of stock transactions. The Group's eIPO services that came on stream in March 2006 also helped capture business opportunities arising from the booming stock market. In October 2006, an eIPO service which enables customers to subscribe IPO shares using white forms online was successfully launched. The Group's internet banking functions, such as stock and futures trading services, foreign exchange margin trading and accounts management, were also enhanced. Meanwhile, new web pages were introduced to provide more financial and non-financial information. The Customer Relationship Management System ("CRM"), which provides an integrated view of customers, was established in 2006 to help frontlines perform better customer analysis and segmentation, as well as facilitate the formulation of marketing strategies.

As part of the Group's IT strategy, the Group kick-started the implementation of the Financial and Financial Risk Management System ("FRMS") in 2006. It is a project aiming to revamp the existing computer systems for different finance functions, including financial accounting, management accounting, multi-dimension profitability management, and capital management. It will also help enhance the Group's asset & liability management ("ALM"). The project is being rolled out in phases. During the year, the Group started the roadmap and general ledger design and implementation of ALM system. It is expected that the system will help increase automation, improve operational efficiency and provide value-added information and analytics for management decisions.

To streamline operating workflows and enhance work efficiency, in January 2006, the Business Optimisation Centre was established to expedite business operations reform and take charge of project management, such as the implementation of RPC model, develop optimal project plans and initiates and undertakes business process re-engineering.

## REGULATORY DEVELOPMENT

**Basel II Capital Accord**

Following the release of the new international capital adequacy framework, "International Convergence of Capital Measurement and Capital Standards: A Revised Framework" (known as "Basel II"), by Basel Committee on Banking Supervision in June 2004, Hong Kong was among the first batch of major international financial centres to introduce Basel II in January 2007. The new capital adequacy framework, which comprises three Pillars, is more risk sensitive than the 1988 Accord. Pillar One aligns regulatory capital requirements more closely with inherent risks and introduces new capital charge on operational risk. Pillar Two stipulates a framework for the supervisory review of capital adequacy by the regulatory authority while Pillar Three requires a greater scope of disclosure on capital adequacy and risk management.

The Group has deployed substantial resources to the implementation of Basel II with significant progress. The adoption of Basel II has had the full support of the senior management. Chaired by the Chief Executive, a steering committee, Basel II Implementation Steering Committee, was established to enhance and monitor Basel II implementation. Reporting to the Chief Risk Officer, the Basel II Implementation Office was set up to co-ordinate and ensure proper implementation.

In relation to Pillar One, all the preparatory works, including system and reporting enhancements, have been completed and the Group will adopt the Standardised Approach to calculate the minimum capital requirement on credit risk, market risk and operational risk. It also undertook parallel runs with prevailing capital requirements on the calculation of capital adequacy ratio.

Under Pillar Two, Authorised Institutions are encouraged to develop their systems for conducting the capital adequacy assessment process ("CAAP"). The Group is currently in the process of planning for Pillar Two implementation. Pillar Three, which is expected to be fully implemented by June 2007, focuses on the disclosure requirements and policies prescribed by the Banking (Disclosure) Rules. The Group expects that substantial investment will be required to fully implement Basel II and considers that continuous monitoring of the process and policies is important. The Group also believes that the new framework will further strengthen its risk management and facilitate its capital planning and management practices.

## CREDIT RATINGS

| As at 31 December 2006 | Long-term | Short-term |
|---|---|---|
| Fitch | A | F1 |
| Moody's | A2 | P-1 |
| Standard & Poor's | BBB+ (Upgraded to 'A-' on 16 February 2007) | A-2 |

During the year, the credit ratings of BOCHK were revised by the leading rating agencies.

On 19 June 2006, Fitch Ratings upgraded the individual rating of BOCHK to B from B/C. As at 31 December 2006, BOCHK's long-term and short-term foreign currency issuer default ratings were A and F1 respectively while the support rating was 2.

On 7 July 2006, Moody's Investors Service upgraded its rating outlook on BOCHK from stable to positive and on 11 August 2006, the financial strength rating was under Moody's review for possible upgrade. As at 31 December 2006, BOCHK's long-term and short-term foreign currency bank deposit ratings as assigned by Moody's were A2 and P-1 respectively.

As at 31 December 2006, the long-term and short-term counterparty credit ratings assigned by Standard & Poor's to BOCHK were BBB+ and A-2 respectively. On 16 February 2007, Standard & Poor's raised the long-term counterparty credit rating to A- and affirmed A-2 short-term counterparty credit rating on BOCHK.

## PROGRESS UPDATE OF 2006-2011 STRATEGIC PLAN

In March 2006, the Group announced its 2006-2011 Strategic Plan which would guide it in developing into a top-quality financial services group with a powerful base in Hong Kong, a solid presence in China, and a strategic foothold in Asia. During the year, the Group made good progress in achieving the key strategic focuses. The table below encapsulates the major progress achieved by the Group in 2006.

| | |
|---|---|
| • Strengthening the Group's Leading Position in Hong Kong | The Group maintained its leading position in the Mainland-Hong Kong-Macau syndication loan market, local residential mortgage business, personal RMB business, RMB merchant acquiring business and RMB card issuing business respectively. In ROE lucrative segments, the Group made good progress in the following areas:<br>– **Wealth Management:** The number of total wealth management customers increased by 45.9% and assets under management rose by 42.9%. Investment and insurance fee income surged by 62.5%, of which fee income from stockbroking and sales of funds rose significantly by 93.7% and 56.2% respectively.<br>– **Consumer Lending:** Credit card advances and other consumer lending increased by 17.6% and 9.3% respectively.<br>– **Cash Management:** A cash management team was set up to enhance the Group's cash management platform by enabling it to offer more related services and products to customers.<br>– **SMEs:** The Group achieved double-digit growth in SME loans. The management of the SME segment has been shaped up to drive business growth. The Group's relationship management team has been proactively expanding the number of SME clients.<br>– **RMB Banking Services:** The Group remained the market leader in Hong Kong's personal RMB banking business and was authorised by the People's Bank of China to continue serving as the RMB Clearing Bank in Hong Kong. It launched the RMB Settlement System ("RSS") together with the RMB Cheque Clearing Services during the year. In connection with the impending issuance of yuan-denominated bonds in Hong Kong, the role of BOCHK as RMB clearing bank could be expanded to cover yuan bonds as well. |
| • Developing New Capabilities in Product Manufacturing/ Distribution | – The Group proactively sought out and carefully examined a number of M&A opportunities in Hong Kong.<br>– The Group acquired 51% controlling stake in BOC Life, leading to substantial growth in insurance and investment income, profit and assets.<br>– The Group's insurance product portfolio also expanded significantly. In 2006, a series of new products were introduced and were well received by customers.<br>– The Group embarked on aggressively building up its sales strengths in insurance. It established an in-house insurance academy aiming at providing systematic training for sales staff selling long-term insurance products. In 2006, more than 110 employees were trained by this academy. |
| • Building a Stronger Presence in China | – Total advances to customers and customer deposits of the Group's Mainland branches increased by 22.7% and 67.4% respectively in 2006.<br>– The Group submitted its application for the local incorporation of Nanyang Commercial Bank, its wholly-owned subsidiary, in the Mainland to offer comprehensive banking services with the focus on retail banking. |
| • Seeking Regional Expansion | The Group has been actively seeking out M&A opportunities in the region, with a view to identifying really suitable potential targets. |

| | |
|---|---|
| • Corporate Values and Core Competencies | **Corporate Values**<br>– During the year, the Group introduced an employee performance management system which emphasises on-going coaching and staff performance evaluation. In addition, as a commitment to long-term human resources development, the Group launched training programmes for Officer Trainees and Management Trainees respectively.<br>– In September, the Group started implementing the five-day work week to enable the staff to have more time for leisure and personal pursuits, and to enjoy better quality of life.<br>– The Group demonstrated its commitment to corporate social responsibility by participating actively in various social welfare and voluntary services. For details of its involvement in social responsibility, please refer to pages 70 to 72 – Good Corporate Citizenship.<br>**Core Competencies**<br>The Group received public recognition for its achievements in several key aspects during the year, ranging from corporate governance and disclosure to marketing and banking services. (For details, please refer to relevant sections.) |

## RISK MANAGEMENT

***Banking Group***

**Overview**

The Group believes that sound risk management is crucial to the success of any organisation. In its daily operation, the Group attaches a high degree of importance to risk management and emphasises that a balance must be struck between risk control and business growth and development. The principal types of risk inherent in the Group's businesses are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits.

**Risk Management Governance Structure**

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a sound risk management organisational structure. It implements a comprehensive set of policies and procedures to identify, measure, monitor and control various risks that may arise. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, is the highest decision making authority of the Group and has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the formulation of risk management strategies and for ensuring that the Group has an effective risk management system to implement these strategies. The Risk Committee ("RC"), a standing committee established by the Board of Directors, is responsible for overseeing the Group's various types of risks, reviewing and approving high-level risk-related policies and overseeing their implementation, reviewing significant or high risk exposures or transactions and exercising its power of veto if it considers that any transaction should not proceed. The Audit Committee assists the Board in fulfilling its role in overseeing the internal control system.

The Chief Executive's ("CE") is responsible for managing the Group's various types of risks, approving detailed risk management policies, and approving material risk exposures or transactions within his authority delegated by the Board of Directors. The Chief Risk Officer ("CRO") assists the CE in fulfilling his responsibilities for the day-to-day management of risks. The CRO is responsible for initiating new risk management strategies, projects and measures that will enable the Group to better monitor and manage new risk issues or areas that may arise from time to time from new businesses, products and changes in the operating environment. He may also take appropriate initiatives in response to regulatory changes. The CRO is also responsible for reviewing material risk exposures or transactions within his delegated authority and exercising his power of veto if he believes that any transaction should not proceed.

Various departments of the Group have their respective risk management responsibilities. Business units act as the first line of defense while risk management units, which are independent from the business units, are responsible for the day-to-day management of different kinds of risks. Risk management units have the primary responsibilities for drafting, reviewing and updating various risk management policies and procedures.

The Group's principal banking subsidiaries, Nanyang and Chiyu, are subject to risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategies independently and report to the Group's management on a regular basis.

**Reputation Risk Management**

Reputation risk is the risk that negative publicity regarding the Group's business practices, whether genuine or not, might cause a potential decline in the Group's customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated its Reputation Risk Management Policy that is diligently implemented. This policy provides guidance to prevent and manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents in the financial industry.

**Legal and Compliance Risk Management**

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operation or financial condition of the Group. Compliance risk is the risk of penalty arising from any failure to comply with relevant regulations governing the conduct of businesses in specific countries. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

**Strategic Risk Management**

Strategic risk generally refers to the risks that may induce immediate or future negative impact on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market. The Group has developed a Strategic Risk Management Policy that provides clear guidance for the management and oversight of such risks.

**Credit Risk Management**

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group. The Risk Management Department ("RMD"), under the supervision of the CRO, provides centralised management of credit risk within the Group. Different credit approval and control procedures are adopted according to the level of risk associated with the customer or transaction. Corporate credit applications are independently reviewed and objectively assessed by risk management units. A credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from credit and other functions of the Group is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group adopts an eight-grade facility grading structure according to HKMA's loan classification requirement. RMD provides regular credit management information reports and ad hoc reports to the Management Committee, RC, AC and Board of Directors.

**Market Risk Management**

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from customer-related business and proprietary trading. Trading positions are subject to daily marked-to-market valuation. Market risk is managed within the risk limits approved by RC. The overall risk limits are divided into sub-limits by reference to different risk factors, including interest rate, foreign exchange rate, commodity price and equity price.

RMD is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a day-to-day basis to ensure that they are within established risk limits.

VAR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VAR.

The following table sets out the VAR for all trading market risk exposure of BOCHK.

| HK$'m | | At 31 December | Minimum during the year | Maximum during the year | Average for the year |
|---|---|---|---|---|---|
| VAR for all market risk | – 2006 | 1.5 | 1.3 | 5.0 | 2.8 |
| | – 2005 | 1.8 | 1.2 | 5.8 | 2.6 |
| VAR for foreign exchange risk | – 2006 | 1.7 | 0.7 | 5.3 | 2.8 |
| | – 2005 | 1.2 | 0.6 | 5.2 | 1.9 |
| VAR for interest rate risk | – 2006 | 0.7 | 0.7 | 3.0 | 1.6 |
| | – 2005 | 1.4 | 0.9 | 3.7 | 2.1 |
| VAR for equity risk | – 2006 | 0.5 | 0.1 | 1.0 | 0.3 |
| | – 2005 | 0.1 | 0.0 | 0.5 | 0.1 |

For the year ended 31 December 2006, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$2.5 million (2005: HK$2.0 million). The standard deviation of these daily trading revenues was HK$1.5 million (2005: HK$1.8 million).

**Interest Rate Risk Management**

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are:

repricing risk – mismatches in the maturity or repricing periods of assets and liabilities

basis risk – different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period

The Group's Asset and Liability Management Committee ("ALCO") maintains oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department manages the interest rate risk according to the established policies. The Finance Department closely monitors the related risks and the results are reported to RC and ALCO regularly.

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through a hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are controlled respectively within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by RC. The results are reported to ALCO and RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

**Liquidity Risk Management**

The aim of liquidity management is to enable the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time, and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis and by examining deposit stability, concentration risk, mismatch ratios, loan-to-deposit ratio and liquidity profile of the investment portfolio. The primary objective of the Group's asset and liability management strategy is to achieve optimal returns while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and RC sanctions the liquidity management policies. The Treasury Department manages the liquidity risk according to the established policies. The Finance Department monitors the Group's liquidity risks and reports to the management and ALCO regularly.

**Operational Risk Management**

Operational risk relates to the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. RMD oversees the entire operational risk management framework of BOCHK.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and independent authorisation are the fundamental principles followed by the Group. The management of respective business lines is responsible for managing and reporting operational risks specific to their business units by identifying, assessing and controlling the risks inherent in their business processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by RMD. RMD formulates corporate-level policies and procedures concerning operational risk management which are approved by RC. RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to RC and senior management.

Business continuity plans are in place to support business operations in the event of emergency or disaster. Adequate backup facilities are maintained and periodic drills are conducted. The Group also arranges insurance cover to reduce potential losses in respect of operational risk.

**Capital Management**

The major objective of capital management is to maximise total shareholders' return while maintaining a capital adequacy position in relation to the Group's overall risk profile. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the lowest overall cost of capital. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods presented in the report.

**Stress Testing**

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and ALCO monitors the results against limits approved by RC. Stress test results are also reported to the Board and RC regularly.

***Insurance Group***

The principal activity of the Group's insurance business is the underwriting of long-term insurance business in life and annuity, linked long-term business and retirement scheme management in Hong Kong. Major types of risks inherent in the Group's insurance business include insurance risk, interest rate risk and credit risk. BOC Life manages these risks independently and reports to the Group's management on a regular basis. The key risks of its insurance business and related risk control process are as follows:

**Insurance Risk Management**

BOC Life is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. BOC Life manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in BOC Life's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon BOC Life's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, BOC Life has a retention limit of HK$400,000 on any single life insured. BOC Life reinsures the excess of the insured benefit over HK$400,000 for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. BOC Life does not have in place any reinsurance for contracts that insure survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, BOC Life conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

**Interest Rate Risk Management**

The main risk that BOC Life faces due to the nature of its investment and liabilities is interest rate risk. BOC Life manages these positions within an asset liability management ("ALM") framework that has been developed to achieve long-term investment returns in excess of its obligations under insurance contracts. For each distinct category of liabilities, a separate portfolio of assets is maintained. The principal technique of ALM is to match assets to the liabilities arising from insurance contracts by reference to the type of benefits payable to contracts holders.

**Credit Risk Management**

BOC Life has exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Key areas where BOC Life's insurance business is exposed to credit risk are:

- counterparty risk with respect to structured products transactions and debt securities
- reinsurers' share of insurance unpaid liabilities
- amounts due from re-insurers in respect of claims already paid
- amount due from insurance contract holders
- amount due from insurance intermediaries

BOC Life structures the levels of credit risk it accepts by placing limits on its exposure to a single investment counterparty, or groups of counterparties. Such risks are subject to an annual or more frequent review. Limits on the level of credit risk by category are reviewed and approved regularly by the management.

# CORPORATE INFORMATION

## BOARD OF DIRECTORS

*Chairman*

**XIAO Gang#**

*Vice Chairmen*

**SUN Changji#**

**HE Guangbei**

*Directors*

**HUA Qingshan#**

**LI Zaohang#**

**ZHOU Zaiqun#**

**ZHANG Yanling#**

**FUNG Victor Kwok King***

**KOH Beng Seng***

**SHAN Weijian***

**TUNG Chee Chen***

**TUNG Savio Wai-Hok***

**YANG Linda Tsao***

\# Non-executive Directors

* Independent Non-executive Directors

## REGISTERED OFFICE

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

## AUDITORS

PricewaterhouseCoopers

## SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

## SENIOR MANAGEMENT

*Chief Executive*

**HE Guangbei**

*Deputy Chief Executive*

**LAM Yim Nam**

*Chief Financial Officer*

**LEE Raymond Wing Hung**

*Deputy Chief Executive*

**GAO Yingxin**

*Chief Risk Officer*

**CHEUNG Alex Yau Shing**

*Chief Information Officer*

**LIU Peter Yun Kwan**

*Company Secretary*

**YEUNG Jason Chi Wai**

## ADS DEPOSITARY BANK

Citibank, N.A.
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

## WEBSITE

www.bochk.com



# Create

# values and deliver superior returns to shareholders


智選退休計劃

The acquisition of BOC Life represents a breakthrough of the Group in enhancing business capabilities and developing a full-service business model

# BOARD OF DIRECTORS AND SENIOR MANAGEMENT


Mr. XIAO Gang


Mr. SUN Changji


Mr. HE Guangbei


Mr. HUA Qingshan


Mr. LI Zaohang

## Directors

**Mr. XIAO Gang**
*Chairman*

Aged 48. Chairman of the Board of Directors of the Company and BOCHK. Chairman of BOC. Director of BOC (BVI) and BOCHKG.

**Mr. SUN Changji**
*Vice Chairman*

Aged 64. Vice Chairman of the Board of Directors and Chairman of Nomination and Remuneration Committee of the Company and BOCHK. Director of BOC (BVI) and BOCHKG.

**Mr. HE Guangbei**
*Vice Chairman and Chief Executive*

Aged 52. Vice Chairman, Chief Executive and member of Strategy and Budget Committee of the Company and BOCHK. Chairman of Nanyang, Chiyu, BOC Life, Hong Kong Interbank Clearing Limited and HKICL Services Limited. Director of Hong Kong Note Printing Limited. Designated representative of BOCHK to the Hong Kong Association of Banks and presiding Chairman in 2005. Member of the Exchange Fund Advisory Committee and Banking Advisory Committee of the HKMA. Board member of Hong Kong Airport Authority, member of the Executive Committee of the Hong Kong Government Commission on Strategic Development and member of the Greater Pearl River Delta Business Council.

**Mr. HUA Qingshan**
*Non-executive Director*

Aged 54. Non-executive Director and member of Risk Committee and Strategy and Budget Committee of the Company and BOCHK. Executive Director and Executive Vice President of BOC.

**Mr. LI Zaohang**
*Non-executive Director*

Aged 51. Non-executive Director and member of Nomination and Remuneration Committee of the Company and BOCHK. Executive Director and Executive Vice President of BOC. Chairman of BOC Insurance and Bank of China (Canada).


Mr. ZHOU Zaiqun


Mdm. ZHANG Yanling


Dr. FUNG Victor Kwok King


Mr. KOH Beng Seng


Mr. SHAN Weijian

## Directors

**Mr. ZHOU Zaiqun**
*Non-executive Director*

Aged 54. Non-executive Director and member of Audit Committee and Strategy and Budget Committee of the Company and BOCHK. Executive Vice President of BOC and Chairman of BOC-CC.

**Mdm. ZHANG Yanling**
*Non-executive Director*

Aged 55. Non-executive Director and member of Risk Committee of the Company and BOCHK. Executive Vice President of BOC. Chairman of Bank of China (Hungary) Limited and Vice Chairman of BOCI.

**Dr. FUNG Victor Kwok King**
*Independent Non-executive Director*

Aged 61. Independent Non-executive Director and member of Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Chairman of the Li & Fung Group of companies.

**Mr. KOH Beng Seng**
*Independent Non-executive Director*

Aged 56. Independent Non-executive Director and Chairman of Risk Committee and member of the Audit Committee of the Company and BOCHK. Chief Executive Officer of Octagon Advisors Pte Ltd.

**Mr. SHAN Weijian**
*Independent Non-executive Director*

Aged 53. Independent Non-executive Director and Chairman of Audit Committee and member of Nomination and Remuneration Committee of the Company and BOCHK. Partner of TPG Newbridge.



Mr. TUNG Chee Chen



Mr. TUNG Savio Wai-Hok



Mdm. YANG Linda Tsao



Mr. LAM Yim Nam



Mr. LEE Raymond Wing Hung

## Directors

**Mr. TUNG Chee Chen**
*Independent Non-executive Director*

Aged 64. Independent Non-executive Director and member of Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Chairman and Chief Executive Officer of Orient Overseas (International) Limited.

**Mr. TUNG Savio Wai-Hok**
*Independent Non-executive Director*

Aged 55. Independent Non-executive Director and member of Audit Committee, Risk Committee and Strategy and Budget Committee of the Company and BOCHK. Managing Director of Investcorp and Head of Investcorp's Technology Investment Group.

**Mdm. YANG Linda Tsao**
*Independent Non-executive Director*

Aged 80. Independent Non-executive Director and member of Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Chairlady of Strategy and Budget Committee of the Company and BOCHK. Chairlady of the Asian Corporate Governance Association (ACGA).

## Senior Management

**Mr. LAM Yim Nam**
*Deputy Chief Executive*

Aged 54. Deputy Chief Executive in charge of Personal Banking and Product Management, Channel Management, BOC-CC and BOC Life. Director of BOC-CC and BOC Life. Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch from 1989 to 1998.

**Mr. LEE Raymond Wing Hung**
*Chief Financial Officer*

Aged 57. Chief Financial Officer of the Group. Former director of CITIC International Financial Holdings Limited. Former Director and Chief Executive of the Hong Kong Chinese Bank and former Senior Vice President and Managing Director of the Bank of New York.



Mr. GAO Yingxin



Mr. CHEUNG Alex Yau Shing



Mr. LIU Peter Yun Kwan



Mr. YEUNG Jason Chi Wai

## Senior Management

**Mr. GAO Yingxin**
*Deputy Chief Executive*

Aged 44. Deputy Chief Executive in charge of Corporate Banking and Financial Institutions, Product Management, Global Markets and China Business. Former President and Chief Operating Officer of BOCI and former General Manager of Corporate Banking at BOC Head Office.

**Mr. CHEUNG Alex Yau Shing**
*Chief Risk Officer*

Aged 45. Chief Risk Officer in charge of the Group's overall risk management function, overseeing BOCHK's Risk Management Department and Legal and Compliance Department. Former Assistant General Manager and Chief Credit Officer of Hang Seng Bank.

**Mr. LIU Peter Yun Kwan**
*Chief Information Officer*

Aged 55. Chief Information Officer in charge of the Group's Information Technology Department. Former Sector Head – Business Consulting Services (Financial Services Sector) for IBM China/Hong Kong Limited. Former Regional Chief Operating Officer of UBS Warburg and former Global Business Technology Officer of UBS Private Banking.

**Mr. YEUNG Jason Chi Wai**
*Company Secretary*

Aged 52. Company Secretary of the Company and BOCHK. Company Secretary of BOC.

The Directors are pleased to present their report together with the Summary Financial Statements of the Company and its subsidiaries for the year ended 31 December 2006.

## Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance for the year by business segments is set out in Note 10 to the Summary Financial Statements.

## Results and Appropriations

The results of the Group for the year are set out in the consolidated income statement on page 74.

The Board has recommended a final dividend of HK$0.447 per share, amounting to approximately HK$4,726 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Wednesday, 23 May 2007. If approved, the final dividend will be paid on Wednesday, 30 May 2007 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 22 May 2007. Together with the interim dividend of HK$0.401 per share declared in August 2006, the total dividend payout for 2006 would be HK$0.848 per share.

## Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Thursday, 17 May 2007 to Tuesday, 22 May 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, 16 May 2007. Shares of the Company will be traded ex-dividend as from Tuesday, 15 May 2007.

## Reserves

Details of movements in the reserves of the Group are set out in Note 9 to the Summary Financial Statements.

## Donations

Charitable and other donations made by the Group during the year amounted to approximately HK$6 million.

## Properties, Plant and Equipment

Details of movements in properties, plant and equipment of the Group are set out in Note 5 to the Summary Financial Statements.

## Share Capital

Details of the share capital of the Company are set out in Note 8 to the Summary Financial Statements.

As at the latest practicable date prior to the issue of this Summary Financial Statements and based on publicly available information, the public float of the Company was approximately 34%. The Directors consider that there is sufficient public float in the shares of the Company.

## Distributable Reserves

Distributable reserves of the Company as at 31 December 2006, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$5,965 million.

## Five-year Financial Summary

A summary of the results, assets and liabilities of the Group for the last five years is set out on page 3.

## Directors

The present Directors of the Company are set out on page 47. The biographical details of the Directors and senior management are set out on pages 50 to 53 of this Summary Financial Statements. The term of office for each Non-executive Director is approximately three years.

Mr. Koh Beng Seng was appointed as an Independent Non-executive Director of the Company on 23 March 2006 and was elected by shareholders at the annual general meeting of the Company held on 26 May 2006. Mr. Anthony Neoh has resigned as the Senior Adviser to the Board of Directors of the Company with effect from 1 January 2006.

In accordance with Article 98 of the Company's Articles of Association, at each annual general meeting, one-third of the Directors or the nearest number to but not less than one-third of the Directors shall retire from office by rotation and be eligible for re-election. Accordingly, Mr. Sun Changji, Mr. Hua Qingshan, Mr. Zhou Zaiqun, Mr. Tung Chee Chen and Mdm. Yang Linda Tsao will retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Each of the retiring Independent Non-executive Directors, namely, Mr. Tung Chee Chen and Mdm. Yang Linda Tsao, has given an annual confirmation of his/her independence to the Company. Based on such confirmation and the information available to the Board, and by reference to the "Policy on Independence of Directors" previously adopted by the Board which sets out more stringent independence criteria than those contained in the Listing Rules, the Board considers that Mr. Tung and Mdm. Yang are independent. Further, in view of their extensive knowledge and experience, the Board believes that their re-election is in the best interests of the Company and the shareholders as a whole.

## Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

## Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## Directors' Interests in Competing Business

Messrs. Xiao Gang, Hua Qingshan and Li Zaohang are directors of BOC. Mr. Zhou Zaiqun and Mdm. Zhang Yanling are members of the senior management of BOC.

BOC is a joint stock limited liability commercial bank in the Mainland of China providing a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the Directors believe that the Group's interests are adequately protected by good corporate governance practices and the involvement of the Independent Non-executive Directors.

Further, the Board's mandate also expressly provides that unless permissible under applicable laws or regulations, if a substantial shareholder or a Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by Independent Non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

## Directors' Rights to Acquire Shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 31 December 2006 are set out below:

| | Date of grant | Exercise price (HK$) | Exercisable period | Number of share options: Granted on 5 July 2002 | Balances as at 1 January 2006 | Exercised during the year | Surrendered during the year | Lapsed during the year | Balances as at 31 December 2006 |
|---|---|---|---|---|---|---|---|---|---|
| SUN Changji | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,590,600 | 1,590,600 | – | – | – | 1,590,600 |
| HE Guangbei | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,084,500 | – | – | – | 1,084,500 |
| HUA Qingshan | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | – | – | – | 1,446,000 |
| LI Zaohang | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | – | – | – | 1,446,000 |
| ZHOU Zaiqun | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | – | – | – | 1,446,000 |
| ZHANG Yanling | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | – | – | – | 1,446,000 |
| Total | | | | 8,820,600 | 8,459,100 | – | – | – | 8,459,100 |

Save as disclosed above, at no time during the year was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

## Directors' and Chief Executive's Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 31 December 2006, none of the Directors or Chief Executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

## Substantial Interests in Share Capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 31 December 2006, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

| Name of Corporation | No. of shares of HK$5 each in the Company | (% of total issued shares) |
|---|---|---|
| Central SAFE | 6,964,141,034 | (65.87%) |
| BOC | 6,964,141,034 | (65.87%) |
| BOCHKG | 6,953,838,825 | (65.77%) |
| BOC (BVI) | 6,953,838,825 | (65.77%) |

Notes:

1. Following the reorganisation of BOC in August 2004, Central SAFE holds the controlling equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.
2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.
3. BOC (BVI) beneficially held 6,953,271,456 shares of the Company. BOC (BVI) also holds 93.64% of the issued share capital of Hua Chiao which is in members' voluntary winding-up. Accordingly, for the purpose of the SFO, BOC (BVI) is deemed to have the same interests in the Company as Hua Chiao which had an interest in 567,369 shares of the Company as recorded in the register maintained by the Company under section 336 of the SFO.
4. BOC holds the entire issued share capital of BOC Insurance. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance which had an interest in 5,700,000 shares of the Company.
5. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Asia Limited and BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Asia Limited and BOCI Financial Products Limited for the purpose of the SFO. BOCI Asia Limited had an interest in 4,351,500 shares of the Company and an interest in 250,000 shares held under physically settled equity derivatives while BOCI Financial Products Limited had an interest in 709 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 31 December 2006, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

## Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

## Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan. No options have been granted by the Company pursuant to the Share Option Scheme or the Sharesave Plan during the year.

The following is a summary of the Share Option Scheme and the Sharesave Plan disclosed in accordance with the Listing Rules:

| | Share Option Scheme | Sharesave Plan |
|---|---|---|
| Purpose | To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the Company's shareholders with those of the participants. | To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders. |
| Participants | Subject to compliance with applicable laws, any full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group. | Any employee, executive, officer or director of the Group, having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the Share Option Scheme. |
| Total number of shares available for issue and percentage of issued share capital as at 31 December 2006 | The maximum number of shares in respect of which options may be granted under the Share Option Scheme, the Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed 10% of the shares in issue on 10 July 2002, that is, 1,057,278,026 shares. | Same as Share Option Scheme. |

| | Share Option Scheme | Sharesave Plan |
|---|---|---|
| Maximum entitlement of each participant | The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. | The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary or such other maximum or minimum amounts as permitted by the Board. |
| Period within which the shares must be taken up under an option | Such period as shall be prescribed by the directors and specified in the letter of offer. | The thirty-day period (excluding the anniversary days) immediately after the first and second anniversary days from the date of grant or such other date as determined by the Board, or the thirty-day period immediately after the third anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board. |
| Minimum period for which an option must be held before it can be exercised | Such minimum period as shall be prescribed by the directors and specified in the letter of offer. | One year. |
| (a) Amount payable on acceptance of the option | (a) HK$1.00 | (a) HK$1.00 |
| (b) Period within which payments or calls must or may be made | (b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date. | (b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine. |
| (c) The period within which loans for such purposes must be repaid | (c) Not applicable. | (c) Not applicable. |
| Basis of determining the exercise price | The exercise price is determined on the date of grant by the directors and shall not be less than the highest of:<br>(a) the nominal value of the Company's shares;<br>(b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and<br>(c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant. | Same as Share Option Scheme. |
| Remaining life | The Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002. | The Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the Sharesave Plan by the Company's shareholders which was 10 July 2002. |

Please refer to the section "Directors' Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

## Purchase, Sale or Redemption of the Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

## Compliance with "Code on Corporate Governance Practices"

The Company is in full compliance with all the code provisions set out in the "Code on Corporate Governance Practices" contained in Appendix 14 of the Listing Rules and also complies with nearly all the recommended best practices set out in the said Code. For further details, please refer to the "Corporate Governance Report" contained in this Summary Financial Report.

## Major Customers

During the year, the five largest customers of the group accounted for less than 30% of the total of interest income and other operating income of the Group.

## Connected Transactions

The Independent Non-executive Directors have reviewed the transactions which the Company disclosed in a public announcement on 4 January 2005 and 11 April 2006 and confirmed that these transactions were:

(i) entered into in the ordinary and usual course of business of the Group;

(ii) conducted either on normal commercial terms or, if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, were on terms that were fair and reasonable so far as the Company' s shareholders are concerned;

(iii) entered into either in accordance with the terms of the agreements governing such transactions or (where there were no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable; and

(iv) in each case where an annual cap had been set, that such cap was not exceeded.

## Budgetary Discipline and Reporting

The annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. Financial and business targets are allocated to departments and subsidiaries. There are defined procedures for the appraisal, review and approval of major capital and recurring expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Financial performance against targets is reported to the Board regularly. Should significant changes arise in relation to the operations, a revised financial forecast will be submitted to the Board for review and approval in a timely manner.

## Compliance with the Guideline on "Financial Disclosure by Locally incorporated Authorized Institutions"

The financial statements for the year ended 31 December 2006 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

## Auditors

The financial statements have been audited by PricewaterhouseCoopers. A resolution for their re-appointment as auditors for the ensuing year will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

**XIAO Gang**
*Chairman*

Hong Kong, 22 March 2007

# CORPORATE GOVERNANCE

The Company is **committed to maintaining and upholding good corporate governance** in order to protect the interests of shareholders, customers and staff. The Company abides strictly by the laws and regulations of the jurisdiction where it operates, and observes the guidelines and rules issued by regulatory authorities such as the Hong Kong Monetary Authority, the Hong Kong Securities and Futures Commission and the Stock Exchange of Hong Kong. It also keeps its corporate governance system under constant review to ensure that it is in line with international and local best practices.

The Company is **in full compliance with all the provisions of the Code on Corporate Governance Practices** (the Code) as appended to the Listing Rules of Hong Kong. It also **complies with nearly all the recommended best practices** set out in the Code. A more recent development is that starting from the third quarter of 2006, the Company **publishes quarterly financial and business reviews** so that shareholders can be better updated of the performance, financial position and prospects of the Company.

The **high standards of the Company's corporate governance practices are reflected in the public recognition it has won through the years**. In 2006, the Company was named one of the top ten companies for corporate governance among the 174 locally listed companies surveyed in the Corporate Governance Scorecard Project jointly sponsored by the City University of Hong Kong and the Hong Kong Institute of Directors. The Company also received a Special Mention in the Hang Seng Index Category of the Best Corporate Governance Disclosure Awards 2006 from the Hong Kong Institute of Certified Public Accountants.

This Summary Corporate Governance Report only gives a summary of the information contained in the full Corporate Governance Report which is set out in the 2006 Annual Report of the Company. The Annual Report, incorporating the full Corporate Governance Report, is available (in English and Chinese) on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk.

## Corporate Governance Framework

The **Board is at the core of the Company's corporate governance framework**, and there is **clear division of responsibilities between the Board and the Management**. The Board is responsible for providing high-level guidance and effective oversight of the Management. Generally, the Board is responsible for:

- formulating the Group's long-term strategy and monitoring the implementation thereof;
- reviewing and approving the annual business plan and financial budget;
- approving the annual, interim and quarterly reports;
- reviewing and monitoring risk management and internal control;
- ensuring good corporate governance and effective compliance; and
- monitoring the performance of the Management.

The Board authorises the Management to execute strategies that have been approved. The Management reports to the Board and is responsible for the day-to-day operation of the Group.

To avoid the concentration of power in any single individual, the **positions of the Chairman and the Chief Executive are held by two different individuals. Their roles are distinct and are clearly established and stipulated in the Board's Mandate**.

Taking into consideration market practices and international best practices in corporate governance, **the Board has established four standing Board Committees** to assist it in carrying out its responsibilities. They are the Audit Committee, Nomination and Remuneration Committee, Risk Committee, and Strategy and Budget Committee. Should the need arise, the Board will authorise an independent board committee comprising all the independent non-executive Directors to review, approve and monitor connected transactions (including the continuing connected transactions) that should be approved by the Board.

The following chart sets out the Company's corporate governance framework.


Risk Committee
The Board of Directors
Strategy & Budget Committee
Nomination & Remuneration Committee
Audit Committee
Management

The Company's corporate website (www.bochk.com) contains detailed information on the Company's corporate governance principles and framework, the compositions of the Board and Board Committees and a summary of their respective terms of reference, shareholders' rights and the Company's Fair Disclosure Policy.

## Board of Directors

**Non-executive Directors and independent non-executive Directors form the majority of the Board.** This structure ensures the independence and objectivity of the Board's decision-making process as well as the thoroughness and impartiality of the Board's oversight of the Management. The Board acts honestly and in good faith in order to maximise long-term shareholder value and fulfill its corporate responsibility to other stakeholders of the Group. Its decisions are made objectively and in the best interests of the Group.

The Board currently has 13 members, comprising six independent non-executive Directors, six non-executive Directors and one executive Director. Mr. Koh Beng Seng was appointed independent non-executive Director with effect from 23 March 2006 and was duly elected by the shareholders at the annual general meeting held on 26 May 2006 in accordance with the requirement of the Company's Articles of Association. Save as disclosed above, there were no other changes to the composition of the Board in 2006 and up to the date of this report.

**All Directors possess extensive experience in banking and management, and nearly half of them are independent non-executive Directors, of whom several are experts in financial management.** The Board has adopted the "Policy on Independence of Directors". The Company has received from each of the independent non-executive Directors an annual confirmation of his/her independence by reference to the Policy. On the basis of these confirmations and information available to it, the Company considers all of them to be independent. Biographical details of the Directors are set out in the "Board of Directors and Senior Management" section of this Summary Financial Report and the Company's website at www.bochk.com.

All the existing **non-executive Directors and independent non-executive Directors** of the Company have been **appointed for a fixed term, with formal letters of appointment** setting out the key terms and conditions of their appointment. The Nomination and Remuneration Committee has established a **written and formal process for the appointment of independent non-executive Directors to ensure that the appointment procedures are standardised, thorough and transparent**.

There is no **relationship (including financial, business, family or other material/relevant relationship(s)) among the Board members**. It is expressly provided in the Board's Mandate that, unless permissible under applicable laws or regulations, if a substantial shareholder or Director has a conflict of interest in the matter to be considered by the Board, a Board meeting attended by independent non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

The Company has arranged for **appropriate Directors' Liability Insurance Policy to indemnify the Directors for liabilities arising out of corporate activities**. The coverage and the sum insured under the policy are reviewed annually.

To ensure that newly appointed Directors have adequate understanding of the Company's business and operation, the Board enforces a **formal system for the initial induction and ongoing professional development of the Directors**.

**Seven Board meetings were held during the year with an average attendance rate of 99%.**

Apart from formal Board meetings and general meetings, there will also be opportunities for the Board and the Management to interact and communicate on relatively less formal occasions. Further, an off-site event will be held annually to enhance communication among Board members, and between the Board and the Management.

## Audit Committee

The Audit Committee currently has seven members comprising one non-executive Director and all the six independent non-executive Directors. Independent non-executive Directors make up 86% of the Committee members. The Committee is chaired by Mr. Shan Weijian, an independent non-executive Director.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- integrity of financial statements and financial reporting process;
- internal control systems;

- effectiveness of internal audit function and performance appraisal of the Head of Internal Audit;
- appointment of external auditors and assessment of their qualifications, independence and performance and, with authorisation of the Board, determination of their remuneration;
- periodic review and annual audit of the Company's and the Group's financial statements, and financial and business review;
- compliance with applicable accounting standards as well as legal and regulatory requirements on financial disclosures; and
- corporate governance framework of the Group and implementation thereof.

The work performed by the Audit Committee in 2006 included the review and, where applicable, approval of:

- the Company's Directors' Report and financial statements for the year ended 31 December 2005 and the annual results announcement that were recommended to the Board for approval;
- the Company's interim financial statements for the six months ended 30 June 2006 and the interim results announcement that were recommended to the Board for approval;
- the Company's announcement on quarterly financial and business review for the period ended 30 September 2006 that was recommended to the Board for approval;
- the audit report and report on internal control recommendations submitted by the external auditors, and the on-site examination report issued by regulators;
- the re-appointment of external auditors, the audit fees payable to external auditors for the annual audit, interim review and other non-audit services;
- the Group's internal audit plan for 2006 and key areas identified;
- the deployment of human resources and pay level of the Internal Audit, and the Department's budget for 2006; and
- the 2006 key performance indicators for and 2005 performance appraisal of the Head of Internal Audit.

In addition, in accordance with international best practices, the Audit Committee **engaged an independent third party to conduct a quality assurance review on the Group's internal audit function** during the year. The review found that many **practices adopted by the Internal Audit Department were in line with the industry**. It also came up with some recommendations for further improvement. The Audit Committee agreed to those recommendations and the Internal Audit Department was tasked to implement necessary measures in that regard to further enhance the effectiveness of the Group's internal audit function.

**Six Audit Committee meetings were held during the year with an average attendance rate of 95%.**

## Nomination and Remuneration Committee

The Nomination and Remuneration Committee currently has six members comprising two non-executive Directors and four independent non-executive Directors. The independent non-executive Directors represent two-thirds of the Committee members. The Committee is chaired by Mr. Sun Changji, Vice-chairman of the Board.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- overall human resources and remuneration strategies of the Group;
- selection and nomination of Directors, Board Committee members and certain senior executives as designated by the Board from time to time;
- structure, size and composition (including skills, experience and knowledge) of Directors and Board Committee members;
- remuneration of Directors, Board Committee members and senior management; and
- effectiveness of the Board and Board Committees.

The work performed by the Committee in 2006 included the review and, where applicable, approval of:

- performance appraisal of the executive Director and designated senior executives for year 2005;
- proposal on staff bonus for year 2005 and salary adjustment for year 2006 for the Group, including the designated senior executives;

- key performance indicators of the Group and the designated senior executives for year 2006;

- medium-term human resources strategies of the Group and the action plan for implementing these strategies;

- important human resources policies such as the "Succession Policy for the Senior Positions of BOCHK", the "Performance Evaluation Method for the Executives Directly Supervised by the Board", "Staff Code of Conduct", the "Reform of Compensation Structure" and so on;

- reports on self-evaluation of the Board and Board Committees, which were organised and analysed by the Committee. The Committee also made recommendations to the Board regarding the results of the self-evaluation, with a view to further enhancing the role and effectiveness of the Board and Board Committees; and

- matters relating to the appointment of independent non-executive Directors to the boards of certain major subsidiaries of the Group.

Pursuant to the "**Policy on Directors' Remuneration**" adopted by the Company in 2005, in recommending the remuneration of Directors, the Committee makes reference to companies of comparable business type or scale, and the nature and quantity of work at both Board and Board Committee levels (including frequency of meetings and nature of agenda items) in order to compensate Directors reasonably for their time and efforts spent. **No individual Director is allowed to participate in the procedures for deciding his/her individual remuneration package.**

The **Nomination and Remuneration Committee** also has the delegated responsibility to **determine the specific remuneration packages of the executive Director and designated senior executives**. Currently the principal components of the Company's remuneration packages for the executive Director and designated senior executives include basic salary, discretionary bonus and other benefits in kind. A significant portion of the executive Director's or designated senior executives' discretionary bonus is based on the Group's and the individual's performance during the year. The Committee reviews and recommends to the Board the annual performance targets for the executive Director and designated senior executives by reference to the corporate goals and objectives approved by the Board from time to time. The Committee also reviews the performance of the executive Director and designated senior executives against the targets set on an ongoing basis, and reviews and approves their specific performance-based remuneration.

**Five Nomination and Remuneration Committee meetings were held during the year with an average attendance rate of 93%.**

## Risk Committee

The Risk Committee currently has four members, of whom two are non-executive Directors and two are independent non-executive Directors. To be in line with the best corporate governance practices, in March 2006, the Board appointed Mr. Koh Beng Seng, the then newly appointed independent non-executive Director, as the Chairman of the Risk Committee.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- formulation of the risk appetite and risk management strategy of the Group, and determination of the Group's risk profile;

- identification, assessment and management of material risks faced by the various business units of the Group;

- review and assessment of the adequacy and effectiveness of the Group's risk management process, system and internal control;

- review and monitoring of the Group's compliance with the risk management policies, process, system and internal control, including the Group's compliance with requirements of prudence and laws and regulations in business development;

- review and approval of high-level risk-related policies of the Group; and


2006
Special Mention
BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司
CPA

The Company was granted a *Special Mention Award* by the judges of *Best Corporate Governance Disclosure Awards 2006* organised by the Hong Kong Institute of Certified Public Accountants, in recognition of our commitment to improving corporate governance and disclosure

- review of significant or high risk exposures and transactions.

The work performed by the Committee in 2006 included the following:

- review of risk management limits;
- review of Risk Management Policy Statement, and a range of risk management policies covering credit risk, market risk, operational risk and stress testing;
- review and recommendation to the Board of the proposed approach to calculate minimum capital charge for credit and operational risks under Basel II, and the approval of the policies relating thereto;
- recommendations to the Board for further enhancing the Group's risk management framework and structure;
- review of significant or high risk exposures and transactions; and
- review of periodic risk management reports.

**Six Risk Committee meetings were held during the year with an average attendance rate of 90%.**

## Strategy and Budget Committee

The Strategy and Budget Committee currently comprises five members, of whom two are non-executive Directors, two are independent non-executive Directors, and one is the Chief Executive and executive Director. The Committee is chaired by Mdm. Yang Linda Tsao, an independent non-executive Director.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- review and monitoring of the Group's long term strategy;
- review of the process for formulating the Group's long term strategy to ensure that it is sufficiently robust to take into account the appropriate range of alternatives;
- monitoring of the implementation of the Group's long term strategy through agreed metrics and offering of strategic guidance to the Management;
- making of recommendations to the Board on the major investments, capital expenditure and strategic commitments of the Group and monitoring of the implementation of the same; and
- review and monitoring of the Group's regular/periodic (including annual) business plan and financial budget.

During the year, the Strategy and Budget Committee guided and monitored the Management's implementation of the Group's 2006-2011 Strategic Plan as approved by the Board in 2005. The Committee also played a prominent role in driving the formulation of the Group's key business strategies, including those for the development of China business, SME business, wealth management business, global market business and treasury business. The Committee monitored the implementation of the Group's budget and business plan for 2006. In planning for 2007, the Committee reviewed and endorsed the Group's 2007 financial budget and business plan, and recommended the same to the Board for approval.

**Five Strategy and Budget Committee meetings were held during the year with an average attendance rate of 92%.**

## Directors' Securities Transactions

The Company has adopted the "Code for Securities Transactions by Directors" to govern securities transactions by Directors. The terms of the said Code are more stringent than the mandatory standards set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" contained in Appendix 10 of the Listing Rules. Further, following the listing of the Company's parent company, Bank of China Limited, in June 2006, the Code has been revised so that the requirements set out therein apply equally to the Director's dealings in the securities of BOC. In this connection, the Company had made specific enquiry of all Directors, who confirmed that they had complied with the standards set out in both the Company's Code and the said Model Code throughout year 2006.

## External Auditors

Pursuant to the "Policy on External Auditors" approved by the Board in 2005, the **Audit Committee** reviewed and monitored and was **satisfied with the independence and objectivity of PricewaterhouseCoopers**, the Group's external auditors, **and the effectiveness of their audit procedures**.

The Audit Committee was satisfied that the non-audit services did not affect the independence of PricewaterhouseCoopers. The non-audit service fees paid to PricewaterhouseCoopers in 2006 comprised mainly the tax-related services fee of HK$2.4 million and the due diligence fee of HK$4.9 million.

## Internal Control

The Board has the responsibility to ensure that the Group maintains sound and effective internal controls to safeguard the Group's assets.

Starting from 2005, the Group conducts an annual review of the effectiveness of its internal control systems covering all material controls, including financial, operational and compliance controls as well as risk management. The review is conducted by making reference to the guidelines and definitions given by the regulatory and professional bodies for the purpose of assessing five different internal control elements, namely, the control environment, risk assessment, control activities, information and communication, and monitoring. The assessment covers all the major internal controls and measures, including financial, operational and compliance controls as well as risk management functions.

**The Audit Committee and the Board considered that the key areas of the Group's internal control systems were reasonably implemented** to prevent material misstatement or loss, safeguard the Group's assets, maintain appropriate accounting records, ensure compliance with applicable laws and regulations, as well as fulfill the requirements of the Code regarding internal control systems in general.

## Communication with Shareholders and Shareholders' Rights

**The Board attaches a high degree of importance to continuous communication with shareholders,** especially direct dialogue with them at the Company's annual general meetings. Shareholders are therefore encouraged to actively participate at such meetings.

The Chairmen of the Board and all Board Committees, and representatives of PricewaterhouseCoopers were present at the Company's 2006 annual general meeting held on 26 May 2006 at the Hong Kong Convention and Exhibition Centre to respond to questions and comments raised by shareholders.

The Board is aware of investors' concern regarding the potential dilution of the shareholders' value arising from the exercise of power pursuant to the grant of a general mandate to issue shares to the Board. Given its commitment to high standards of corporate governance, the Board announced at the 2006 annual general meeting certain **internal policies for the exercise of the powers granted to the Board under the general mandates to issue and repurchase shares** to safeguard shareholders' rights. The Board has resolved to adopt the same policies if it is granted by the shareholders the general mandates to issue and repurchase shares at the 2007 annual general meeting.

In order to enhance the transparency of shareholders' voting, **all the resolutions proposed at the Company's 2007 annual general meeting will be voted on by poll** as in previous years. The Company has engaged Computershare Hong Kong Investor Services Limited, the Company's Share Registrar, to act as the scrutineer for such purpose. The results of the poll voting will be published in the press and on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk on the following business day.

In order that shareholders can have a better understanding of the agenda items to be discussed at the 2007 annual general meeting and to encourage their active participation so that exchange of views and communication can be further enhanced, **the Company has provided detailed information on the 2007 annual general meeting in a circular** which is despatched together with this Summary Financial Report to the shareholders.

Further shareholder information is set out in the "Shareholder Information" section of this Summary Financial Report. Shareholders who wish to raise any queries with the Board may write to the Company Secretary at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

## Directors' Responsibility Statement in relation to Financial Statements

The following statement should be read in conjunction with the auditors' statement of their responsibilities as set out in the auditors' report contained in this Summary Financial Report. The statement is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.

The Directors are required by the Hong Kong Companies Ordinance to prepare financial statements, which give a true and fair view of the state of affairs of the Company. The financial statements should be prepared on a going concern basis unless it is not appropriate to do so. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements comply with the requirements of the Hong Kong Companies Ordinance. The Directors also have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors consider that in preparing the financial statements contained in this Summary Financial Report, the Company has adopted appropriate accounting policies which have been consistently applied with the support of reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.



# Offer

# rewarding career opportunities and cultivate staff commitment



We encouraged our staff members to take part in community services and charity activities, e.g. the *Olympic Day Run 2006*

# OUR PEOPLE




Care and Vitality
中銀香港
BOCHK
volunteer team
活力
義工隊

BOCHK Volunteer Team was organised to echo one of our important core values – Social Responsibility

Staff are cornerstone for corporate growth and development. During the year of 2006, we have continued our efforts in enhancing human resources management, recruitment procedures and staff training programmes, a reflection of our emphasis on "Respect" to staff. Further promotion on the Group's corporate culture has also been carried out to stress the core value of "Teamwork". We believe that a generally recognised culture is indispensable for better staff relationship, which in turn, helps promote business development.

## Reforming Human Resources Mechanism

According to the Group's business development strategy, the Group has been continually enhancing its human resources and compensation policies on the job-based and performance-driven human resources management platform. Additional resources were also allocated to award those employees with excellent performance, so as to retain and attract talents.

Moreover, to enable the job-based system to support the Group's development, we have reviewed the organisation structures and job establishments during the year. By means of rationalising job establishments and developing professional job series, the Group has enabled the employees to fully realise their potential and develop their careers, aiming at driving business growth through stronger staff motivation.

## Fostering Corporate Culture

The main theme for promotion of 2006 corporate culture was "Teamwork", which came alongside with the activities related to "Social Responsibility" and "Respect" started in 2005. During the year, BOCHK Volunteers Team has been established, and a number of voluntary activities were organised, such as beach cleaning activity, children's home and elderly visits. In order to recognise those units which have outstanding performance in promoting team spirit, we have launched the "Teamwork Activities Rewards Scheme". Under this scheme, "The Departmental Award" and "The Cross-departmental Team Award" were set up to encourage organisation of teamwork activities by individual units, and to strengthen staff communication and cohesion among different functional units.

As a solicitous employer, we took many initiatives to show our care for staff. "Caring Ambassadors for new staff" program was launched and free medical check up was arranged. We have also compiled an Information Guide which contained service premium and other useful information for distribution to all staff members.

## Recruiting Talents

The Group advocates recruiting talents to cope with the manpower demand in line with our business development and expansion. In 2006, by using various recruitment channels, quality professionals were hired and deployed for various business and functional units, whilst fulfilling the manpower needs from front to back offices. In addition, more focus was put on recruitment in tertiary institutions, in order to recruit high-flyers to replenish our talent pool.



We organised a diverse range of staff recreational and sports activities, like choir performance and Dragon Boat Competition


中國銀行(香港)
BANK OF CHINA

Apart from capitalising on local talent resources, we also conducted candidate search in the Mainland of China and overseas in order to build an international working team. At the same time, through a series of work-flow improvement on recruitment procedures and the adoption of scientific assessment tools, the efficiency and effectiveness of staff recruitment was significantly increased, leading to a stronger human capital base for the Group.

## Strengthening Staff Training

In 2006, we provided 1,500 courses with 92,000 attendances. With the objective of enhancing our competitiveness to become a top quality financial services group, our training programmes were designed with targets to meet the Group's development strategy and overall human resources plans; to help staff's self improvement and career development, and to build up a learning organisation. Major training activities included a series of workshops and seminars covering risk management, legal and compliance, corporate governance, and corporate cultures; sales and services skills development sessions, and leadership development courses for senior management. Moreover, Management Trainee Programme and Officer Trainees Programme were provided to fresh university graduates. In addition, efforts have been taken to establish an e-learning platform to assist training, while the launch of self-learning programmes created a dynamic and diversified channel, making training more accessible and flexible.

## Promoting Staff Communication

The Group has strived for effective two-way communications between staff and the management, as well as among staff of different units through various channels. Award Presentation Ceremony was held in order to recognise staff contributions and achievements for the year 2005. A total of 607 staff and 43 teams had been granted outstanding performance awards. We also encouraged our staff members to take part in community services and charity activities, promoting a sense of "Social Responsibility" and good corporate citizenship among staff.

As to provide healthy activities to the staff, various kinds of recreational activities were held in 2006, including spring time staff gathering, Ocean Park Carnival, outward bound training, exchange activities for different sport teams and leisure classes for staff.


探訪地區
東區
九龍城區
深水埗區
屯門區
北區
企業義工
服務約章
我們將積極參與社會服務，
貢獻社區發展，
關愛長者，了解長者的需要，
共同建立和諧的香港。


少年警訊領導及管理訓練計劃開展儀式
The Launching Ceremony of
JPC Leadership and Management Training Project

Our sponsorship of *Junior Police Call Leadership and Management Training Project* helps strengthening the management and leadership skills of our younger generation


發揮潛能 • 培育專才
中銀香港青年才俊

Our *Internship Programme for Financial Professionals in the Mainland of China* enables university students to gain better insight of the Mainland economy

商界展關懷
caringcompany 2006/07
Awarded by The Hong Kong Council of Social Service
香港社會服務聯會頒發

Having been serving Hong Kong for 90 years, Bank of China (Hong Kong) has long been aware that good corporate citizenship is of great significance underpinning our success. Through continuous cooperation with the BOCHK Charitable Foundation (the "Foundation"), we are committed to contributing to the well-being of the community we serve by proactively supporting and initiating a wide range of activities on culture and education, sports and recreation, medical and health care, environmental protection, social welfare and assistance to the needy. In recognition of our good corporate citizenship, the Hong Kong Council of Social Service named the Group the Caring Company in 2006 for the fourth consecutive year.

## Nurturing New Generation

Education and nurturing the younger generation remains one of the principal areas of support of the Foundation.

In 2006, the Foundation awarded scholarships and bursaries amounting to HK$1.07 million to all the universities and tertiary education institution in Hong Kong, bringing the total number of benefited students to 985 and the total contribution value to HK$9.44 million since 1990.

To strengthen the training of management and leadership skills of our younger generation, we sponsored the "Junior Police Call Leadership and Management Training Project" organised by the Hong Kong Police. The project provides 161 classes for more than 6,400 participants in 2006 and 2007. With an aim of promoting the message of road safety among young people, the Foundation supported the Hong Kong Police to organise the "Bank of China (Hong Kong) – Hong Kong Police Youth Road Safety Quiz". The online quiz was well-received with nearly 100,000 entries.

In view of the increasing economic integration between Hong Kong and the Mainland of China, the Group organised for the second year the *Internship Programme for Financial Professionals in the Mainland of China*, which enabled university students in Hong Kong to gain a better understanding of the latest development of the Mainland economy and finance by undertaking a 4-week internship at the Bank of China Shanghai Branch in the summer of 2006.

## Supporting Sports Development

We are dedicated to promoting sports development in order to encourage the public to lead a healthy way of life.

The Foundation continued its long-standing support to badminton training in Hong Kong through the general *2005-2008 Hong Kong Badminton Development & Training Scheme* and a number of initiatives including *Hong Kong Open Badminton Championships, Hong Kong Youth Badminton Championships, Badminton Star Award, Regional Badminton Training Programme, School Badminton Promotion Scheme, Badminton Doubles League cum Family Fun Day*. In the past seven years, more than 460,000 participants benefited from the Scheme. In 2006, the Foundation sponsored *Olympic Junior Ambassador team* to visit Guangzhou for a training and exchange programme. It also sponsored the badminton event in the


SIXTH HONG KONG GREEN SCHOOL AWARD

The *Green School Award* helps spread the environmental awareness among teachers, students and their parents



We sponsored the *Bank of China Hong Kong Sports Stars Awards 2006* to recognise the excellent achievements of the Hong Kong sports elites

2006 Corporate Games. Cash awards were also presented to Hong Kong badminton medalists in recognition of their remarkable achievements at the 15th Asian Games Doha 2006.

In order to help Hong Kong's young athletes pursue sporting excellence, the Foundation continued its sponsorship of the Hong Kong Island & Kowloon Regional Inter-school Sports Competition and the competition's top-honour award, the *BOCHK Bauhinia Bowls Award*. A total of 45,000 athlete enrolments from over 270 schools participated in 8,200 matches of this competition.

The 2008 Olympics and Paralympics in Beijing and the co-hosting of the Equestrian Events in Hong Kong create a golden opportunity for fostering sports development in Hong Kong. The Foundation introduced a brand new *Olympic Equestrian Training Course* for teachers in September in order to enhance the knowledge and appreciation of equestrian sports by teachers and their students. The Group also fully supported the Jumping Fence Design Competition for the Show Jumping Event in the Equestrian Events, aiming to arouse and promote interests in the 2008 Olympics Equestrian Events by means of a creative art design competition.

While giving high recognition to the excellent achievements of the Hong Kong sports elites, we also advocate a sporting lifestyle and the "sports for all" message to the public. Organised by the Sports Federation & Olympic Committee of Hong Kong, China, the *Bank of China Hong Kong Sports Stars Awards* and the *Olympic Day Run* were launched with the strong support from BOCHK.

## Promoting Environmental Protection

The Foundation spared no effort in enhancing environmental awareness



Both Bank of China Tower (in Central) and Bank of China Centre (in Olympian City) received the *Indoor Air Quality Certificate (Excellent Class)* granted by the Environmental Protection Department



Our support of the *Hong Kong Response Exhibition of the 10th Venice Architectural Biennale* allowed the general public to enjoy the distinct architectural artworks

and promoting green lifestyle among teachers, students and their parents through the *Sixth Green School Award* in 2006. Three new programmes, namely, *Power Saving Action for Schools, Environmental Shopping Bag Design Competition*, and *Green Lunch Campaign* were held in the school year. Since 2000, the number of *Green Schools* amounted to 198 with over 1,013 participating schools.

Apart from raising public awareness, the Foundation also sponsored the Hong Kong Tree Planting Day 2006 held at Pak Tam Chung in Sai Kung. Among the 2,000 participants, about 300 were volunteer staff of the Group and their family members.

To help save the environment and facilitate computer learning of the needy students, the Group donated refurbished computers and related accessories to the "Home-School-Community Computer Donation Campaign" of the Computer Recycling Scheme organised by the Education and Manpower Bureau and the Hong Kong Council of Social Service. The Group's staff volunteers helped refurbish the computers. The Group also participated in the One Company-One Year-One Environmental Project of the Federation of Hong Kong Industries and committed to the implementation of environmental projects within our workplace.

## Bringing Cultural Enrichment

The Group is committed to promoting arts and cultural development in Hong Kong. The Group, together with the Hong Kong Philharmonic Orchestra, also brought *Mozart in the City* that marked the 250th anniversary of Mozart's birth to the audience. To enable people from different walks of life to preview the Mozart concerts, we organised two Mini-Mozart Concerts at both the Bank of China Tower for our staff, tenants and the Times Square for the general public. All of these were well-received by the audience.

To enable the public to enjoy the distinct artworks from the **VICE VERSA**: *displacing Acts, Lives and Thresholds of a Hyper City* presented by the Hong Kong Institute of Architects and the Hong Kong Arts Development Council at the *10th Venice Architectural Biennale*, the Group helped staging the Hong Kong Response Exhibition in November at the Bank of China Tower.

*Le French May – The Pace of Nature, Oil Paintings by Claire Basler* held in May was the second time we staged an international painting exhibition at the Bank of China Tower.

## Helping the Needy

During the year, the Foundation joined hands with the Hong Kong Red Cross Blood Transfusion Service again to organise the *Blood Donation Week*. A total of 915 people donated blood at the Bank of China Tower, Bank of China Centre and City One Plaza. Among them, 224 came from the Group's staff members.

In 2006, the Group provided financial support and actively participated in a wide variety of charitable activities such as *Treasure Hunt Corporate Challenge, Run-up Two IFC Charity Race 2006, Be A Star Charity Christmas Lunch, Charity Soccer Match for Yan Chai Hospital* and *MTR Hong Kong Race Walking 2006*. We are also the Diamond Sponsor of Po Leung Kuk for nine consecutive years.

During the year, we sent out 2.83 million inserts of 9 charitable organisations in bank statements of customers.

# CONSOLIDATED INCOME STATEMENT

| For the year ended 31 December | Note | 2006 HK$'m | Restated 2005 HK$'m |
|---|---|---|---|
| Interest income | | **40,271** | 26,177 |
| Interest expense | | **(24,436)** | (13,053) |
| **Net interest income** | | **15,835** | 13,124 |
| Fees and commission income | | **4,985** | 4,006 |
| Fees and commission expenses | | **(1,268)** | (1,061) |
| **Net fees and commission income** | | **3,717** | 2,945 |
| Net trading income | | **1,888** | 1,446 |
| Net loss on investments in securities | | **(5)** | (96) |
| Net insurance premium income | | **6,195** | 3,630 |
| Other operating income | | **334** | 487 |
| **Total operating income** | | **27,964** | 21,536 |
| Net insurance benefits and claims | | **(6,655)** | (3,362) |
| **Net operating income before loan impairment allowances** | | **21,309** | 18,174 |
| Reversal of loan impairment allowances | | **1,790** | 2,645 |
| **Net operating income** | | **23,099** | 20,819 |
| Operating expenses | | **(6,558)** | (5,771) |
| **Operating profit** | | **16,541** | 15,048 |
| Net (loss)/gain from disposal/revaluation of properties, plant and equipment | | **(12)** | 50 |
| Net gain from disposal of/fair value adjustments on investment properties | | **605** | 1,400 |
| Share of profits less losses of associates | | **5** | 4 |
| **Profit before taxation** | | **17,139** | 16,502 |
| Taxation | | **(2,855)** | (2,646) |
| **Profit for the year** | | **14,284** | 13,856 |
| **Attributable to:** | | | |
| Equity holders of the Company | | **14,007** | 13,596 |
| Minority interests | | **277** | 260 |
| | | **14,284** | 13,856 |
| **Dividends** | | **8,966** | 8,543 |
| | | **HK$** | HK$ |
| **Earnings per share for profit attributable to the equity holders of the Company** | 3 | **1.3248** | 1.2859 |

The notes on pages 76 to 101 are an integral part of these Summary Financial Statements.

# CONSOLIDATED BALANCE SHEET

| As at 31 December | Notes | 2006 HK$'m | Restated 2005 HK$'m |
|---|---|---|---|
| **ASSETS** | | | |
| Cash and balances with banks and other financial institutions | | **30,973** | 30,704 |
| Placements with banks and other financial institutions | | **130,636** | 125,862 |
| Trading securities and other financial instruments at fair value through profit or loss | | **28,294** | 20,365 |
| Derivative financial instruments | | **7,393** | 5,184 |
| Hong Kong SAR Government certificates of indebtedness | | **34,750** | 32,630 |
| Advances and other accounts | | **352,858** | 338,403 |
| Investment in securities | | | |
| – Available-for-sale securities | | **100,389** | 52,243 |
| – Held-to-maturity securities | | **165,588** | 178,521 |
| – Loans and receivables | | **36,114** | 13,080 |
| Interests in associates | | **60** | 61 |
| Properties, plant and equipment | 5 | **19,740** | 18,491 |
| Investment properties | 6 | **7,481** | 7,626 |
| Deferred tax assets | 7 | **69** | 68 |
| Other assets | | **14,608** | 7,764 |
| Total assets | | **928,953** | 831,002 |
| **LIABILITIES** | | | |
| Hong Kong SAR currency notes in circulation | | **34,750** | 32,630 |
| Deposits and balances of banks and other financial institutions | | **49,034** | 40,655 |
| Trading liabilities and other financial instruments at fair value through profit or loss | | **12,629** | 7,924 |
| Derivative financial instruments | | **4,052** | 4,193 |
| Deposits from customers | | **694,691** | 632,658 |
| Certificates of deposit issued | | | |
| – at fair value through profit or loss | | **2,498** | 3,829 |
| – at amortised cost | | **–** | 136 |
| Insurance contract liabilities | | **14,239** | 7,968 |
| Current tax liabilities | | **1,128** | 889 |
| Deferred tax liabilities | 7 | **3,391** | 3,055 |
| Other accounts and provisions | | **25,901** | 15,352 |
| Total liabilities | | **842,313** | 749,289 |
| **EQUITY** | | | |
| Share capital | 8 | **52,864** | 52,864 |
| Reserves | 9 | **31,791** | 27,071 |
| Capital and reserves attributable to the equity holders of the Company | | **84,655** | 79,935 |
| Minority interests | | **1,985** | 1,778 |
| Total equity | | **86,640** | 81,713 |
| Total liabilities and equity | | **928,953** | 831,002 |

The notes on pages 76 to 101 are an integral part of these Summary Financial Statements.

Approved by the Board of Directors on 22 March 2007 and signed on behalf of the Board by:

**XIAO Gang**
Director

**HE Guangbei**
Director

## 1. Basis of preparation

These Summary Financial Statements have been prepared from the Annual Financial Statements of the BOC Hong Kong (Holdings) Limited ("Annual Financial Statements") for the year ended 31 December 2006.

The Annual Financial Statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs is a collective term which includes all applicable individual Hong Kong Financial Reporting Standards, HKASs and Interpretations) issued by the HKICPA, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange.

The Annual Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale securities, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss, investment properties which are carried at open market value and premises which are carried at open market value or revalued amount less accumulated depreciation and accumulated impairment losses.

## 2. Financial risk management

This note summarises the Group's control of credit risk, market risk, interest rate risk and liquidity risk, and presents financial information about the exposure to the use of financial instruments.

### *Credit risk management*

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group. RMD, under the supervision of the CRO, provides centralised management of credit risk within the Group. Different credit approval and control procedures are adopted according to the level of risk associated with the customer or transaction. Corporate credit applications are independently reviewed and objectively assessed by risk management units. A credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from credit and other functions of the Group is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group adopts an eight-grade facility grading structure according to HKMA's loan classification requirement. RMD provides regular credit management information reports and ad hoc reports to the Management Committee, RC, AC and Board of Directors.

## 2. Financial risk management (continued)

### *Market risk management*

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from customer-related business and proprietary trading. Trading positions are subject to daily marked-to-market valuation. Market risk is managed within the risk limits approved by the RC. The overall risk limits are divided into sub-limits by reference to different risk factors, including interest rate, foreign exchange rate, commodity price and equity price.

RMD is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a day-to-day basis to ensure that they are within established risk limits.

### *Interest rate risk management*

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are:

repricing risk – mismatches in the maturity or repricing periods of assets and liabilities

basis risk – different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period

The Group's ALCO maintains oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department manages the interest rate risk according to the established policies. The Finance Department closely monitors the related risks and the results are reported to RC and ALCO regularly.

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through a hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are controlled respectively within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by RC. The results are reported to ALCO and RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

## 2. Financial risk management (continued)

### *Liquidity risk management*

The aim of liquidity management is to enable the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis and by examining deposit stability, concentration risk, mismatch ratios, loan-to-deposit ratio and liquidity profile of the investment portfolio. The primary objective of the Group's asset and liability management strategy is to achieve optimal returns while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and RC sanctions the liquidity management policies. The Treasury Department manages the liquidity risk according to the established policies. The Finance Department monitors the Group's liquidity risks and reports to the management and ALCO regularly.

## 2. Financial risk management (continued)

### *(A) Geographical concentrations of assets, liabilities and off-balance sheet items*

The following note incorporates the requirements on risk disclosures of HKAS 32 and geographical concentrations of risk of HKAS 30, based on the location of the subsidiary, associate or branch in which the related item is recorded.

Capital expenditure is shown by the geographical area in which the buildings and equipment are located.

| | 2006 | | | | |
|---|---|---|---|---|---|
| | **Total assets HK$'m** | **Total liabilities HK$'m** | **Contingent liabilities and commitments HK$'m** | **Net operating income before loan impairment allowances HK$'m** | **Capital expenditure HK$'m** |
| Hong Kong | **912,699** | **833,480** | **172,404** | **20,679** | **726** |
| Mainland China | **15,525** | **8,122** | **15,189** | **609** | **9** |
| Others | **729** | **711** | **188** | **21** | **1** |
| | **928,953** | **842,313** | **187,781** | **21,309** | **736** |

| | 2005 | | | | |
|---|---|---|---|---|---|
| | Total assets HK$'m | Total liabilities HK$'m | Contingent liabilities and commitments HK$'m | Net operating income before loan impairment allowances HK$'m | Capital expenditure HK$'m |
| Hong Kong | 808,614 | 744,413 | 146,072 | 17,650 | 562 |
| Mainland China | 21,838 | 4,508 | 15,498 | 500 | 7 |
| Others | 550 | 368 | 112 | 24 | – |
| | 831,002 | 749,289 | 161,682 | 18,174 | 569 |

## 2. Financial risk management (continued)

### *(B) Currency risk*

Tables below summarise the Group's exposure to foreign currency exchange rate risk as at 31 December. Included in the tables are the Group's assets and liabilities at carrying amounts in HK$ equivalent, categorised by the original currency.

| | 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Renminbi HK$'m | US Dollars HK$'m | HK Dollars HK$'m | EURO HK$'m | Japanese Yen HK$'m | Pound Sterling HK$'m | Others HK$'m | Total HK$'m |
| **Assets** | | | | | | | | |
| Cash and balances with banks and other financial institutions | 24,474 | 3,365 | 2,676 | 126 | 183 | 56 | 93 | 30,973 |
| Placements with banks and other financial institutions | 707 | 35,142 | 89,781 | 947 | 497 | 768 | 2,794 | 130,636 |
| Trading securities and other financial instruments at fair value through profit or loss | - | 8,598 | 17,644 | 1,041 | - | - | 1,011 | 28,294 |
| Derivative financial instruments | - | 203 | 7,190 | - | - | - | - | 7,393 |
| Hong Kong SAR Government certificates of indebtedness | - | - | 34,750 | - | - | - | - | 34,750 |
| Advances and other accounts | 4,559 | 54,737 | 285,796 | 2,505 | 1,678 | 1,001 | 2,582 | 352,858 |
| Available-for-sale securities | - | 58,627 | 29,012 | 4,200 | - | 2,118 | 6,432 | 100,389 |
| Held-to-maturity securities | - | 98,960 | 45,780 | 3,815 | - | 1,790 | 15,243 | 165,588 |
| Loans and receivables | - | 2,556 | 32,909 | - | - | 302 | 347 | 36,114 |
| Interests in associates | - | - | 60 | - | - | - | - | 60 |
| Properties, plant and equipment | 69 | 1 | 19,670 | - | - | - | - | 19,740 |
| Investment properties | - | - | 7,481 | - | - | - | - | 7,481 |
| Other assets (including deferred tax assets) | 59 | 294 | 13,818 | 99 | 122 | 85 | 200 | 14,677 |
| **Total assets** | 29,868 | 262,483 | 586,567 | 12,733 | 2,480 | 6,120 | 28,702 | 928,953 |
| **Liabilities** | | | | | | | | |
| Hong Kong SAR currency notes in circulation | - | - | 34,750 | - | - | - | - | 34,750 |
| Deposits and balances of banks and other financial institutions | 17,198 | 16,587 | 12,590 | 1,112 | 415 | 97 | 1,035 | 49,034 |
| Trading liabilities and other financial instruments at fair value through profit or loss | - | 3,342 | 9,287 | - | - | - | - | 12,629 |
| Derivative financial instruments | - | 450 | 3,602 | - | - | - | - | 4,052 |
| Deposits from customers | 10,994 | 143,913 | 485,066 | 5,893 | 3,609 | 11,968 | 33,248 | 694,691 |
| Certificates of deposit issued | - | 987 | 1,511 | - | - | - | - | 2,498 |
| Insurance contract liabilities | - | 2,130 | 12,109 | - | - | - | - | 14,239 |
| Other accounts and provisions (including current and deferred tax liabilities) | 451 | 8,369 | 20,497 | 274 | 131 | 92 | 606 | 30,420 |
| **Total liabilities** | 28,643 | 175,778 | 579,412 | 7,279 | 4,155 | 12,157 | 34,889 | 842,313 |
| Net on-balance sheet position | 1,225 | 86,705 | 7,155 | 5,454 | (1,675) | (6,037) | (6,187) | 86,640 |
| Off-balance sheet net notional position* | 54 | (83,503) | 77,982 | (5,501) | 1,817 | 6,012 | 6,433 | 3,294 |
| Contingent liabilities and commitments | 2,666 | 42,196 | 137,875 | 2,643 | 527 | 117 | 1,757 | 187,781 |

* Off-balance sheet net notional position represents the net notional amounts of foreign currency derivative financial instruments, which are principally used to reduce the Group's exposure to currency movements.

## 2. Financial risk management (continued)

### *(B) Currency risk (continued)*

| | 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Renminbi HK$'m | US Dollars HK$'m | HK Dollars HK$'m | EURO HK$'m | Japanese Yen HK$'m | Pound Sterling HK$'m | Others HK$'m | Total HK$'m |
| **Assets** | | | | | | | | |
| Cash and balances with banks and other financial institutions | 22,730 | 4,752 | 2,697 | 153 | 154 | 103 | 115 | 30,704 |
| Placements with banks and other financial institutions | 262 | 35,833 | 82,389 | 371 | - | 3,064 | 3,943 | 125,862 |
| Trading securities and other financial instruments at fair value through profit or loss | - | 6,549 | 11,099 | 1,209 | - | - | 1,508 | 20,365 |
| Derivative financial instruments | - | 874 | 4,310 | - | - | - | - | 5,184 |
| Hong Kong SAR Government certificates of indebtedness | - | - | 32,630 | - | - | - | - | 32,630 |
| Advances and other accounts | 1,961 | 47,896 | 279,042 | 3,738 | 2,423 | 831 | 2,512 | 338,403 |
| Available-for-sale securities | - | 26,033 | 19,283 | 2,414 | - | 1,011 | 3,502 | 52,243 |
| Held-to-maturity securities | - | 101,694 | 57,640 | 4,003 | 243 | 1,288 | 13,653 | 178,521 |
| Loans and receivables | - | 1,704 | 9,778 | - | - | - | 1,598 | 13,080 |
| Interests in associates | - | - | 61 | - | - | - | - | 61 |
| Properties, plant and equipment | 61 | - | 18,430 | - | - | - | - | 18,491 |
| Investment properties | - | - | 7,626 | - | - | - | - | 7,626 |
| Other assets (including deferred tax assets) | 19 | 744 | 7,025 | - | - | 9 | 35 | 7,832 |
| **Total assets** | 25,033 | 226,079 | 532,010 | 11,888 | 2,820 | 6,306 | 26,866 | 831,002 |
| **Liabilities** | | | | | | | | |
| Hong Kong SAR currency notes in circulation | - | - | 32,630 | - | - | - | - | 32,630 |
| Deposits and balances of banks and other financial institutions | 14,150 | 9,245 | 12,507 | 247 | 3,389 | 63 | 1,054 | 40,655 |
| Trading liabilities and other financial instruments at fair value through profit or loss | - | 2,746 | 5,178 | - | - | - | - | 7,924 |
| Derivative financial instruments | - | 840 | 3,353 | - | - | - | - | 4,193 |
| Deposits from customers | 9,210 | 132,105 | 427,160 | 6,787 | 2,693 | 13,199 | 41,504 | 632,658 |
| Certificates of deposit issued | - | 1,325 | 2,640 | - | - | - | - | 3,965 |
| Insurance contract liabilities | - | 1,019 | 6,949 | - | - | - | - | 7,968 |
| Other accounts and provisions (including current and deferred tax liabilities) | 629 | 5,879 | 11,253 | 222 | 131 | 196 | 986 | 19,296 |
| **Total liabilities** | 23,989 | 153,159 | 501,670 | 7,256 | 6,213 | 13,458 | 43,544 | 749,289 |
| Net on-balance sheet position | 1,044 | 72,920 | 30,340 | 4,632 | (3,393) | (7,152) | (16,678) | 81,713 |
| Off-balance sheet net notional position | (5) | (68,875) | 48,257 | (4,575) | 3,392 | 7,146 | 16,811 | 2,151 |
| Contingent liabilities and commitments | 1,558 | 34,600 | 121,423 | 1,945 | 812 | 50 | 1,294 | 161,682 |

## 2. Financial risk management (continued)

### *(C) Interest rate risk*

Tables below summarise the Group's exposure to interest rate risk as at 31 December. Included in the tables are the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. The carrying amounts of derivative financial instruments which are principally used to reduce the Group's exposure to interest rate movements are under the column captioned 'Non-interest bearing'.

| | 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Up to 1 month HK$'m | 1-3 months HK$'m | 3-12 months HK$'m | 1-5 years HK$'m | Over 5 years HK$'m | Non-interest bearing HK$'m | Total HK$'m |
| **Assets** | | | | | | | |
| Cash and balances with banks and other financial institutions | 24,894 | - | - | - | - | 6,079 | 30,973 |
| Placements with banks and other financial institutions | 74,263 | 47,717 | 8,656 | - | - | - | 130,636 |
| Trading securities and other financial instruments at fair value through profit or loss | 4,623 | 4,729 | 1,829 | 3,243 | 11,977 | 1,893 | 28,294 |
| Derivative financial instruments | - | - | - | - | - | 7,393 | 7,393 |
| Hong Kong SAR Government certificates of indebtedness | - | - | - | - | - | 34,750 | 34,750 |
| Advances and other accounts | 303,273 | 32,873 | 11,096 | 2,487 | 420 | 2,709 | 352,858 |
| Available-for-sale securities | 5,578 | 14,102 | 5,402 | 27,529 | 47,728 | 50 | 100,389 |
| Held-to-maturity securities | 25,050 | 38,721 | 32,265 | 41,105 | 28,447 | - | 165,588 |
| Loans and receivables | 2,429 | 12,753 | 20,932 | - | - | - | 36,114 |
| Interests in associates | - | - | - | - | - | 60 | 60 |
| Properties, plant and equipment | - | - | - | - | - | 19,740 | 19,740 |
| Investment properties | - | - | - | - | - | 7,481 | 7,481 |
| Other assets (including deferred tax assets) | - | - | - | - | - | 14,677 | 14,677 |
| **Total assets** | 440,110 | 150,895 | 80,180 | 74,364 | 88,572 | 94,832 | 928,953 |
| **Liabilities** | | | | | | | |
| Hong Kong SAR currency notes in circulation | - | - | - | - | - | 34,750 | 34,750 |
| Deposits and balances of banks and other financial institutions | 44,271 | 955 | 2,692 | - | - | 1,116 | 49,034 |
| Trading liabilities and other financial instruments at fair value through profit or loss | 6,025 | 3,603 | 2,946 | 55 | - | - | 12,629 |
| Derivative financial instruments | - | - | - | - | - | 4,052 | 4,052 |
| Deposits from customers | 565,717 | 77,894 | 21,891 | 996 | 18 | 28,175 | 694,691 |
| Certificates of deposit issued | - | - | 514 | 1,984 | - | - | 2,498 |
| Insurance contract liabilities | - | - | - | - | - | 14,239 | 14,239 |
| Other accounts and provisions (including current and deferred tax liabilities) | 6,298 | 99 | - | - | - | 24,023 | 30,420 |
| **Total liabilities** | 622,311 | 82,551 | 28,043 | 3,035 | 18 | 106,355 | 842,313 |
| Interest sensitivity gap | (182,201) | 68,344 | 52,137 | 71,329 | 88,554 | (11,523) | 86,640 |

## 2. Financial risk management (continued)

### *(C) Interest rate risk (continued)*

| | 2005 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Up to 1 month HK$'m | 1-3 months HK$'m | 3-12 months HK$'m | 1-5 years HK$'m | Over 5 years HK$'m | Non-interest bearing HK$'m | Total HK$'m |
| **Assets** | | | | | | | |
| Cash and balances with banks and other financial institutions | 26,846 | – | – | – | – | 3,858 | 30,704 |
| Placements with banks and other financial institutions | 78,240 | 40,141 | 7,479 | – | – | 2 | 125,862 |
| Trading securities and other financial instruments at fair value through profit or loss | 3,243 | 3,908 | 2,015 | 3,495 | 7,348 | 356 | 20,365 |
| Derivative financial instruments | – | – | – | – | – | 5,184 | 5,184 |
| Hong Kong SAR Government certificates of indebtedness | – | – | – | – | – | 32,630 | 32,630 |
| Advances and other accounts | 276,408 | 40,833 | 12,770 | 4,715 | 474 | 3,203 | 338,403 |
| Available-for-sale securities | 4,976 | 7,574 | 1,930 | 20,547 | 17,160 | 56 | 52,243 |
| Held-to-maturity securities | 27,990 | 46,049 | 34,953 | 53,587 | 15,942 | – | 178,521 |
| Loans and receivables | 3,466 | 3,351 | 6,263 | – | – | – | 13,080 |
| Interests in associates | – | – | – | – | – | 61 | 61 |
| Properties, plant and equipment | – | – | – | – | – | 18,491 | 18,491 |
| Investment properties | – | – | – | – | – | 7,626 | 7,626 |
| Other assets (including deferred tax assets) | – | – | – | – | – | 7,832 | 7,832 |
| **Total assets** | 421,169 | 141,856 | 65,410 | 82,344 | 40,924 | 79,299 | 831,002 |
| **Liabilities** | | | | | | | |
| Hong Kong SAR currency notes in circulation | – | – | – | – | – | 32,630 | 32,630 |
| Deposits and balances of banks and other financial institutions | 34,444 | 1,709 | 3,015 | – | – | 1,487 | 40,655 |
| Trading liabilities and other financial instruments at fair value through profit or loss | 1,725 | 2,097 | 1,310 | 2,792 | – | – | 7,924 |
| Derivative financial instruments | – | – | – | – | – | 4,193 | 4,193 |
| Deposits from customers | 454,663 | 131,904 | 21,937 | 1,478 | – | 22,676 | 632,658 |
| Certificates of deposit issued | – | 250 | 2,378 | 1,337 | – | – | 3,965 |
| Insurance contract liabilities | – | – | – | – | – | 7,968 | 7,968 |
| Other accounts and provisions (including current and deferred tax liabilities) | 4,911 | – | – | – | – | 14,385 | 19,296 |
| **Total liabilities** | 495,743 | 135,960 | 28,640 | 5,607 | – | 83,339 | 749,289 |
| Interest sensitivity gap | (74,574) | 5,896 | 36,770 | 76,737 | 40,924 | (4,040) | 81,713 |

## 2. Financial risk management (continued)

### *(C) Interest rate risk (continued)*

Tables below summarise the effective interest rate by major currencies for monetary financial instruments not carried at fair value through profit or loss subject to interest rate risk as at 31 December:

| | 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Renminbi % | US Dollars % | HK Dollars % | EURO % | Japanese Yen % | Pound Sterling % |
| **Assets** | | | | | | |
| Cash and balances with banks and other financial institutions | 1.00 | 3.25 | 0.96 | 2.11 | 0.09 | 2.04 |
| Placements with banks and other financial institutions | 1.87 | 5.23 | 4.06 | 3.63 | 0.32 | 5.34 |
| Advances to customers | 5.86 | 6.25 | 5.21 | 4.92 | 1.61 | 5.17 |
| Advances to banks and other financial institutions | - | 5.57 | 4.12 | 3.78 | 0.72 | - |
| Available-for-sale securities | - | 5.62 | 3.99 | 3.47 | - | 5.19 |
| Held-to-maturity securities | - | 4.91 | 4.17 | 3.57 | - | 5.50 |
| Loans and receivables | - | 5.30 | 3.90 | - | - | 4.70 |
| **Liabilities** | | | | | | |
| Deposits and balances of banks and other financial institutions | 1.25 | 5.11 | 3.64 | 3.60 | 0.24 | 5.23 |
| Deposits from customers | 0.75 | 3.78 | 3.01 | 2.01 | - | 3.68 |
| Certificates of deposit issued | - | 3.39 | 3.63 | - | - | - |

| | 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Renminbi % | US Dollars % | HK Dollars % | EURO % | Japanese Yen % | Pound Sterling % |
| **Assets** | | | | | | |
| Cash and balances with banks and other financial institutions | 0.99 | 3.34 | 0.83 | 0.82 | - | 1.35 |
| Placements with banks and other financial institutions | 1.05 | 4.22 | 4.10 | 2.40 | - | 4.58 |
| Advances to customers | 5.01 | 5.17 | 5.32 | 3.30 | 1.22 | 4.74 |
| Advances to banks and other financial institutions | - | 4.38 | 4.31 | - | 0.27 | - |
| Available-for-sale securities | - | 4.92 | 3.81 | 2.91 | - | 4.61 |
| Held-to-maturity securities | - | 4.12 | 4.03 | 2.92 | 0.23 | 4.68 |
| Loans and receivables | - | 4.15 | 3.92 | - | - | - |
| **Liabilities** | | | | | | |
| Deposits and balances of banks and other financial institutions | 0.96 | 4.03 | 3.79 | 2.35 | 0.05 | 4.28 |
| Deposits from customers | 0.65 | 3.02 | 3.04 | 1.16 | - | 3.05 |
| Certificates of deposit issued | - | 3.02 | 3.05 | - | - | - |

## 2. Financial risk management (continued)

### *(D) Liquidity risk*

Tables below analyse assets and liabilities of the Group as at 31 December into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

| | 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | On demand HK$'m | Up to 1 month HK$'m | 1-3 months HK$'m | 3-12 months HK$'m | 1-5 years HK$'m | Over 5 years HK$'m | Undated HK$'m | Total HK$'m |
| **Assets** | | | | | | | | |
| Cash and balances with banks and other financial institutions | 30,973 | - | - | - | - | - | - | 30,973 |
| Placements with banks and other financial institutions | - | 74,263 | 47,717 | 8,656 | - | - | - | 130,636 |
| Trading securities and other financial instruments at fair value through profit or loss | | | | | | | | |
| – debt securities | | | | | | | | |
| – certificates of deposit held | - | 10 | 104 | 279 | 875 | 1,454 | - | 2,722 |
| – others | - | 1,331 | 2,345 | 3,717 | 5,462 | 11,719 | 675 | 25,249 |
| – equity securities | - | - | - | - | - | - | 323 | 323 |
| Derivative financial instruments | 6,218 | 537 | 217 | 109 | 274 | 38 | - | 7,393 |
| Hong Kong SAR Government certificates of indebtedness | 34,750 | - | - | - | - | - | - | 34,750 |
| Advances and other accounts | | | | | | | | |
| – advances to customers | 28,497 | 8,085 | 15,471 | 39,287 | 136,122 | 116,931 | 1,594 | 345,987 |
| – trade bills | 76 | 1,670 | 1,030 | 350 | - | - | 2 | 3,128 |
| – advances to banks and other financial institutions | - | - | 156 | 940 | 2,647 | - | - | 3,743 |
| Available-for-sale securities | | | | | | | | |
| – debt securities | | | | | | | | |
| – certificates of deposit held | - | 157 | - | 2,512 | 5,479 | - | - | 8,148 |
| – others | - | 1,735 | 5,643 | 4,101 | 30,893 | 49,819 | - | 92,191 |
| – equity securities | - | - | - | - | - | - | 50 | 50 |
| Held-to-maturity securities | | | | | | | | |
| – debt securities | | | | | | | | |
| – certificates of deposit held | - | 1,600 | 1,205 | 3,176 | 3,386 | - | - | 9,367 |
| – others | - | 3,759 | 7,700 | 35,308 | 79,067 | 30,387 | - | 156,221 |
| Loans and receivables | - | 2,429 | 12,753 | 20,932 | - | - | - | 36,114 |
| Interests in associates | - | - | - | - | - | - | 60 | 60 |
| Properties, plant and equipment | - | - | - | - | - | - | 19,740 | 19,740 |
| Investment properties | - | - | - | - | - | - | 7,481 | 7,481 |
| Other assets (including deferred tax assets) | 4,185 | 9,773 | 2 | 247 | 131 | 163 | 176 | 14,677 |
| **Total assets** | 104,699 | 105,349 | 94,343 | 119,614 | 264,336 | 210,511 | 30,101 | 928,953 |
| **Liabilities** | | | | | | | | |
| Hong Kong SAR currency notes in circulation | 34,750 | - | - | - | - | - | - | 34,750 |
| Deposits and balances of banks and other financial institutions | 20,982 | 24,405 | 955 | 2,692 | - | - | - | 49,034 |
| Trading liabilities and other financial instruments at fair value through profit or loss | - | 1,922 | 1,810 | 5,443 | 3,152 | 302 | - | 12,629 |
| Derivative financial instruments | 2,963 | 231 | 86 | 90 | 590 | 92 | - | 4,052 |
| Deposits from customers | 289,650 | 304,216 | 77,585 | 22,272 | 950 | 18 | - | 694,691 |
| Certificates of deposit issued | - | - | - | 514 | 1,984 | - | - | 2,498 |
| Insurance contract liabilities | - | - | - | - | - | 14,239 | - | 14,239 |
| Other accounts and provisions (including current and deferred tax liabilities) | 13,919 | 9,615 | 1,226 | 1,253 | 3,963 | - | 444 | 30,420 |
| **Total liabilities** | 362,264 | 340,389 | 81,662 | 32,264 | 10,639 | 14,651 | 444 | 842,313 |
| Net liquidity gap | (257,565) | (235,040) | 12,681 | 87,350 | 253,697 | 195,860 | 29,657 | 86,640 |

## 2. Financial risk management (continued)

### *(D) Liquidity risk (continued)*

| | 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | On demand HK$'m | Up to 1 month HK$'m | 1-3 months HK$'m | 3-12 months HK$'m | 1-5 years HK$'m | Over 5 years HK$'m | Undated HK$'m | Total HK$'m |
| **Assets** | | | | | | | | |
| Cash and balances with banks and other financial institutions | 30,704 | - | - | - | - | - | - | 30,704 |
| Placements with banks and other financial institutions | - | 78,251 | 40,145 | 7,466 | - | - | - | 125,862 |
| Trading securities and other financial instruments at fair value through profit or loss | | | | | | | | |
| – debt securities | | | | | | | | |
| – certificates of deposit held | - | - | 114 | 60 | 963 | 761 | - | 1,898 |
| – others | - | 140 | 1,320 | 2,001 | 7,502 | 7,172 | - | 18,135 |
| – equity securities | - | - | - | - | - | - | 332 | 332 |
| Derivative financial instruments | 4,576 | 198 | 227 | 54 | 98 | 31 | - | 5,184 |
| Hong Kong SAR Government certificates of indebtedness | 32,630 | - | - | - | - | - | - | 32,630 |
| Advances and other accounts | | | | | | | | |
| – advances to customers | 25,368 | 6,710 | 16,133 | 31,534 | 132,520 | 118,015 | 2,029 | 332,309 |
| – trade bills | 101 | 1,125 | 1,460 | 353 | - | - | - | 3,039 |
| – advances to banks and other financial institutions | 102 | 164 | 267 | 376 | 2,146 | - | - | 3,055 |
| Available-for-sale securities | | | | | | | | |
| – debt securities | | | | | | | | |
| – certificates of deposit held | - | 101 | 200 | 356 | 3,521 | - | - | 4,178 |
| – others | - | 1,609 | 2,598 | 1,673 | 23,680 | 18,449 | - | 48,009 |
| – equity securities | - | - | - | - | - | - | 56 | 56 |
| Held-to-maturity securities | | | | | | | | |
| – debt securities | | | | | | | | |
| – certificates of deposit held | - | 884 | 3,846 | 4,430 | 5,117 | 202 | - | 14,479 |
| – others | - | 1,005 | 6,088 | 27,278 | 111,417 | 18,254 | - | 164,042 |
| Loans and receivables | - | 3,466 | 3,351 | 6,263 | - | - | - | 13,080 |
| Interests in associates | - | - | - | - | - | - | 61 | 61 |
| Properties, plant and equipment | - | - | - | - | - | - | 18,491 | 18,491 |
| Investment properties | - | - | - | - | - | - | 7,626 | 7,626 |
| Other assets (including deferred tax assets) | 6,014 | 1,389 | - | 239 | 111 | - | 79 | 7,832 |
| **Total assets** | 99,495 | 95,042 | 75,749 | 82,083 | 287,075 | 162,884 | 28,674 | 831,002 |
| **Liabilities** | | | | | | | | |
| Hong Kong SAR currency notes in circulation | 32,630 | - | - | - | - | - | - | 32,630 |
| Deposits and balances of banks and other financial institutions | 21,112 | 15,479 | 1,049 | 3,015 | - | - | - | 40,655 |
| Trading liabilities and other financial instruments at fair value through profit or loss | - | 641 | 1,411 | 1,750 | 3,560 | 562 | - | 7,924 |
| Derivative financial instruments | 2,601 | 427 | 146 | 239 | 616 | 164 | - | 4,193 |
| Deposits from customers | 247,534 | 229,779 | 131,900 | 21,939 | 1,506 | - | - | 632,658 |
| Certificates of deposit issued | - | - | - | 2,336 | 1,629 | - | - | 3,965 |
| Insurance contract liabilities | - | - | - | - | - | 7,968 | - | 7,968 |
| Other accounts and provisions (including current and deferred tax liabilities) | 12,034 | 1,602 | 1,034 | 1,045 | 3,131 | 1 | 449 | 19,296 |
| **Total liabilities** | 315,911 | 247,928 | 135,540 | 30,324 | 10,442 | 8,695 | 449 | 749,289 |
| Net liquidity gap | (216,416) | (152,886) | (59,791) | 51,759 | 276,633 | 154,189 | 28,225 | 81,713 |

## 2. Financial risk management (continued)

### *(D) Liquidity risk (continued)*

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated after deduction of provisions, if any.

The analysis of debt securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

### *(E) Fair values of financial assets and liabilities*

Fair value estimates are made at a specific point in time based on relevant market information and information about various financial instruments. The following methods and assumptions have been used to estimate the fair value of each class of financial instrument as far as practicable.

**Balances with banks and other financial institutions and Trade bills**

The maturities of these financial assets and liabilities are within one year and the carrying value approximates fair value.

**Advances to customers, banks and other financial institutions**

Substantially all the advances to customers, banks and other financial institutions are on floating rate terms, bear interest at prevailing market interest rates and their carrying value approximates fair value.

**Held-to-maturity securities**

Fair value for held-to-maturity securities is based on market prices or broker/dealer price quotations. Where this information is not available, fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics. Their carrying value approximates fair value.

**Loans and receivables and Certificates of deposit issued**

A discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity and their carrying value approximates fair value.

**Deposits from customers**

Substantially all the deposits from customers mature within one year from balance sheet date and their carrying value approximates fair value.

## 2. Financial risk management (continued)

### *(F) Fiduciary activities*

The Group provides custody, trustee and investment management services to third parties which involve the Group providing both settlement functions and book keeping services to the beneficiaries. Those assets that are held in a fiduciary capacity are not included in these financial statements. As at 31 December 2006, the Group had a balance of securities custody accounts amounting to approximately HK$224,000 million (2005: HK$175,412 million).

## 3. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2006 of approximately HK$14,007 million (2005: HK$13,596 million) and on the ordinary shares in issue of 10,572,780,266 shares (2005: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2006 (2005: Nil).

## 4. Directors' and senior management's emoluments

### *(a) Directors' emoluments*

Details of the emoluments paid to or receivable by the directors of the Company in respect of their services rendered for managing the subsidiaries within the Group during the year are as follows:

| For the year 2006 | Directors' fees HK$'000 | Basic salaries, allowances and benefits in kind HK$'000 | Bonus HK$'000 | Total HK$'000 |
|---|---|---|---|---|
| **Executive Director** | | | | |
| He Guangbei | 300 | 4,658 | 1,818 | 6,776 |
| **Non-executive Directors** | | | | |
| Xiao Gang | 222 | – | – | 222 |
| Sun Changji | 300 | – | – | 300 |
| Hua Qingshan | 300 | – | – | 300 |
| Li Zaohang | 250 | – | – | 250 |
| Zhou Zaiqun | 300 | – | – | 300 |
| Zhang Yanling | 250 | – | – | 250 |
| Fung Victor Kwok King* | 300 | – | – | 300 |
| Koh Beng Seng* | 272 | – | – | 272 |
| Shan Weijian* | 350 | – | – | 350 |
| Tung Chee Chen* | 300 | – | – | 300 |
| Tung Savio Wai-Hok* | 350 | – | – | 350 |
| Yang Linda Tsao* | 400 | – | – | 400 |
| | 3,894 | 4,658 | 1,818 | 10,370 |

## 4. Directors' and senior management's emoluments (continued)

### (a) *Directors' emoluments (continued)*

| For the year 2005 | Directors' fees HK$'000 | Basic salaries, allowances and benefits in kind HK$'000 | Bonus HK$'000 | Total HK$'000 |
|---|---|---|---|---|
| **Executive Director** | | | | |
| He Guangbei | 331 | 4,728 | 1,969 | 7,028 |
| **Non-executive Directors** | | | | |
| Xiao Gang | 300 | – | – | 300 |
| Sun Changji | 300 | – | – | 300 |
| Hua Qingshan | 254 | – | – | 254 |
| Li Zaohang | 250 | – | – | 250 |
| Zhou Zaiqun | 254 | – | – | 254 |
| Zhang Yanling | 250 | – | – | 250 |
| Fung Victor Kwok King* | 300 | – | – | 300 |
| Shan Weijian* | 350 | – | – | 350 |
| Tung Chee Chen* | 300 | – | – | 300 |
| Tung Savio Wai-Hok* | 29 | – | – | 29 |
| Yang Linda Tsao* | 263 | – | – | 263 |
| | 3,181 | 4,728 | 1,969 | 9,878 |

Note:

* Independent Non-executive Directors

In July 2002, options were granted to several directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme. During the year, no options were exercised and no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the income statement.

For details of policies on directors' emoluments please refer to the Corporate Governance Report.

## 4. Directors' and senior management's emoluments (continued)

### *(b) Five highest paid individuals*

The five individuals whose emoluments were the highest in the Group for the year include 1 (2005: 1) director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 (2005: 4) individuals during the year are as follows:

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Basic salaries and allowances | **13** | 12 |
| Discretionary bonuses | **6** | 5 |
| Others (including pension contributions) | **1** | 1 |
| | **20** | 18 |

Emoluments of individuals were within the following bands:

| | **Number of individuals** | |
|---|---|---|
| | **2006** | 2005 |
| HK$3,000,001 – HK$3,500,000 | **–** | 1 |
| HK$3,500,001 – HK$4,000,000 | **1** | – |
| HK$4,000,001 – HK$4,500,000 | **1** | – |
| HK$4,500,001 – HK$5,000,000 | **–** | 2 |
| HK$5,000,001 – HK$5,500,000 | **–** | 1 |
| HK$5,500,001 – HK$6,000,000 | **1** | – |
| HK$6,000,001 – HK$6,500,000 | **1** | – |

During the year, no director waived any emoluments and the Group has not paid any emoluments to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

## 5. Properties, plant and equipment

| | Premises HK$'m | Property under development HK$'m | Equipment, fixtures and fittings HK$'m | Total HK$'m |
|---|---|---|---|---|
| Net book value at 1 January 2006 | | | | |
| As previously reported | **16,820** | **11** | **1,485** | **18,316** |
| Effect of merger of a commonly controlled entity | **169** | **–** | **6** | **175** |
| Net book value at 1 January 2006, restated | **16,989** | **11** | **1,491** | **18,491** |
| Additions | **–** | **–** | **736** | **736** |
| Disposals | **(186)** | **(7)** | **(25)** | **(218)** |
| Revaluation | **1,208** | **–** | **–** | **1,208** |
| Depreciation for the year | **(303)** | **–** | **(368)** | **(671)** |
| Reclassification from investment properties (Note 6) | **190** | **–** | **–** | **190** |
| Reversal of/(provision for) impairment losses | **8** | **(4)** | **–** | **4** |
| Net book value at 31 December 2006 | **17,906** | **–** | **1,834** | **19,740** |
| At 31 December 2006 | | | | |
| Cost or valuation | **17,906** | **–** | **4,658** | **22,564** |
| Accumulated depreciation and impairment | **–** | **–** | **(2,824)** | **(2,824)** |
| Net book value at 31 December 2006 | **17,906** | **–** | **1,834** | **19,740** |
| Net book value at 1 January 2005 | | | | |
| As previously reported | 15,184 | 32 | 1,280 | 16,496 |
| Effect of merger of a commonly controlled entity | 161 | – | 8 | 169 |
| Net book value at 1 January 2005, restated | 15,345 | 32 | 1,288 | 16,669 |
| Additions | 19 | 1 | 549 | 569 |
| Disposals | (502) | – | (20) | (522) |
| Revaluation | 3,421 | – | – | 3,421 |
| Depreciation for the year | (242) | – | (326) | (568) |
| Reclassification to investment properties (Note 6) | (1,057) | – | – | (1,057) |
| Disposal of subsidiaries | – | (21) | – | (21) |
| Reversal of/(provision for) impairment losses | 5 | (1) | – | 4 |
| Net book value at 31 December 2005 | 16,989 | 11 | 1,491 | 18,491 |
| At 31 December 2005 | | | | |
| Cost or valuation | 16,997 | 19 | 4,166 | 21,182 |
| Accumulated depreciation and impairment | (8) | (8) | (2,675) | (2,691) |
| Net book value at 31 December 2005 | 16,989 | 11 | 1,491 | 18,491 |

## 5. Properties, plant and equipment (continued)

| | Premises HK$'m | Property under development HK$'m | Equipment, fixtures and fittings HK$'m | Total HK$'m |
|---|---|---|---|---|
| The analysis of cost or valuation of the above assets is as follows: | | | | |
| At 31 December 2006 | | | | |
| At cost | **–** | **–** | **4,658** | **4,658** |
| At valuation | **17,906** | **–** | **–** | **17,906** |
| | **17,906** | **–** | **4,658** | **22,564** |
| At 31 December 2005 | | | | |
| At cost | – | 19 | 4,166 | 4,185 |
| At valuation | 16,997 | – | – | 16,997 |
| | 16,997 | 19 | 4,166 | 21,182 |

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

| | 2006 HK$'m | 2005 HK$'m |
|---|---|---|
| Held in Hong Kong | | |
| On long-term lease (over 50 years) | **11,224** | 10,785 |
| On medium-term lease (10 – 50 years) | **6,452** | 5,960 |
| On short-term lease (less than 10 years) | **–** | 3 |
| Held outside Hong Kong | | |
| On long-term lease (over 50 years) | **54** | 55 |
| On medium-term lease (10 – 50 years) | **160** | 180 |
| On short-term lease (less than 10 years) | **16** | 6 |
| | **17,906** | 16,989 |

As at 31 December 2006, premises are included in the consolidated balance sheet at valuation carried out at 31 October 2006 on the basis of their open market value by an independent firm of chartered surveyors, Knight Frank Petty Limited (formerly known as Chesterton Petty Limited). Knight Frank Petty Limited also confirmed that there has been no material change in valuations at 31 December 2006.

## 5. Properties, plant and equipment (continued)

As a result of the above-mentioned revaluations, changes in value of the Group's premises were recognised in the Group's premises revaluation reserves, the income statement and minority interests respectively as follows:

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| Increase in valuation credited to premises revaluation reserve | **1,209** | 3,325 |
| (Decrease)/increase in valuation credited to income statement | **(1)** | 63 |
| Increase in valuation credited to minority interests | **–** | 33 |
| | **1,208** | 3,421 |

As at 31 December 2006, the net book value of premises that would have been included in the Group's consolidated balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses were HK$5,750 million (2005: HK$5,780 million).

## 6. Investment properties

| | **2006** **HK$'m** | 2005 HK$'m |
|---|---|---|
| At 1 January | | |
| As previously reported | **7,539** | 5,381 |
| Effect of merger of a commonly controlled entity | **87** | 83 |
| At 1 January, restated | **7,626** | 5,464 |
| Disposals | **(529)** | (256) |
| Fair value gains | **574** | 1,386 |
| Reclassification (to)/from properties, plant and equipment (Note 5) | **(190)** | 1,057 |
| Disposal of subsidiaries | **–** | (25) |
| At 31 December | **7,481** | 7,626 |

As at 31 December 2006, investment properties are included in the consolidated balance sheet at valuation carried out at 31 October 2006 on the basis of their open market value by an independent firm of chartered surveyors, Knight Frank Petty Limited. Knight Frank Petty Limited also confirmed that there has been no material change in valuations at 31 December 2006.

## 6. Investment properties (continued)

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Held in Hong Kong | | |
| On long-term lease (over 50 years) | **6,687** | 6,856 |
| On medium-term lease (10 – 50 years) | **545** | 574 |
| On short-term lease (less than 10 years) | **40** | 39 |
| Held outside Hong Kong | | |
| On long-term lease (over 50 years) | **4** | 14 |
| On medium-term lease (10 – 50 years) | **201** | 143 |
| On short-term lease (less than 10 years) | **4** | – |
| | **7,481** | 7,626 |

## 7. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements in accordance with HKAS 12 "Income taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year are as follows:

| | **2006** | | | | | |
|---|---|---|---|---|---|---|
| | **Accelerated tax depreciation HK$'m** | **Asset revaluation HK$'m** | **Losses HK$'m** | **Provisions HK$'m** | **Other temporary differences HK$'m** | **Total HK$'m** |
| At 1 January 2006 | **357** | **2,941** | **(72)** | **(127)** | **(112)** | **2,987** |
| Charged to income statement | **44** | **49** | **1** | **38** | **20** | **152** |
| Charged to equity | **–** | **165** | **–** | **–** | **18** | **183** |
| At 31 December 2006 | **401** | **3,155** | **(71)** | **(89)** | **(74)** | **3,322** |

| | 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Accelerated tax depreciation HK$'m | Asset revaluation HK$'m | Losses HK$'m | Provisions HK$'m | Other temporary differences HK$'m | Total HK$'m |
| At 1 January 2005 | 315 | 2,215 | (16) | (348) | (7) | 2,159 |
| Charged/(credited) to income statement | 42 | 214 | (56) | 221 | (62) | 359 |
| Charged/(credited) to equity | – | 512 | – | – | (43) | 469 |
| At 31 December 2005 | 357 | 2,941 | (72) | (127) | (112) | 2,987 |

## 7. Deferred taxation (continued)

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Deferred tax assets | **(69)** | (68) |
| Deferred tax liabilities | **3,391** | 3,055 |
| | **3,322** | 2,987 |

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Deferred tax assets to be recovered after more than twelve months | **(69)** | (67) |
| Deferred tax liabilities to be settled after more than twelve months | **3,434** | 3,123 |
| | **3,365** | 3,061 |

The deferred tax charged to equity during the year is as follows:

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Fair value reserves in shareholders' equity: | | |
| – premises | **165** | 512 |
| – available-for-sale securities | **18** | (43) |
| | **183** | 469 |

## 8. Share capital

| | **2006 HK$'m** | 2005 HK$'m |
|---|---|---|
| Authorised: | | |
| 20,000,000,000 ordinary shares of HK$5.00 each | **100,000** | 100,000 |
| Issued and fully paid: | | |
| 10,572,780,266 ordinary shares of HK$5.00 each | **52,864** | 52,864 |

## 9. Reserves

| | Attributable to equity holders of the Company | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital HK$'m | Premises revaluation reserve HK$'m | Reserve for fair value changes of available-for-sale securities HK$'m | Regulatory reserve* HK$'m | Merger reserve** HK$'m | Translation reserve HK$'m | Retained earnings HK$'m | Total HK$'m | Minority interests HK$'m | Total equity HK$'m |
| At 1 January 2005 | | | | | | | | | | |
| As previously reported | 52,864 | 2,498 | - | 3,410 | - | (5) | 12,315 | 71,082 | 1,276 | 72,358 |
| Effect of merger of a commonly controlled entity | - | 13 | - | - | 443 | - | (62) | 394 | 380 | 774 |
| At 1 January 2005, restated | 52,864 | 2,511 | - | 3,410 | 443 | (5) | 12,253 | 71,476 | 1,656 | 73,132 |
| Net profit for the year | - | - | - | - | - | - | 13,596 | 13,596 | 260 | 13,856 |
| Currency translation difference | - | - | - | - | - | 1 | - | 1 | - | 1 |
| 2004 dividend paid | - | - | - | - | - | - | (4,176) | (4,176) | (55) | (4,231) |
| 2005 interim dividend paid | - | - | - | - | - | - | (3,468) | (3,468) | (111) | (3,579) |
| Revaluation of premises | - | 3,325 | - | - | - | - | - | 3,325 | 33 | 3,358 |
| Release upon disposal of premises | - | (269) | - | - | - | - | 269 | - | - | - |
| Change in fair value of available-for-sale securities taken to equity | - | - | (293) | - | - | - | - | (293) | - | (293) |
| Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities | - | - | 5 | - | - | - | (33) | (28) | - | (28) |
| Release of reserve upon derecognition of available-for-sale securities | - | - | - | - | - | - | (34) | (34) | - | (34) |
| Release (to)/from deferred tax liabilities | - | (507) | 43 | - | - | - | - | (464) | (5) | (469) |
| Transfer from retained earnings | - | - | - | 116 | - | - | (116) | - | - | - |
| At 31 December 2005 | 52,864 | 5,060 | (245) | 3,526 | 443 | (4) | 18,291 | 79,935 | 1,778 | 81,713 |
| Company and subsidiaries | 52,864 | 5,060 | (245) | 3,526 | 443 | (4) | 18,320 | 79,964 | | |
| Associates | - | - | - | - | - | - | (29) | (29) | | |
| | 52,864 | 5,060 | (245) | 3,526 | 443 | (4) | 18,291 | 79,935 | | |

## 9. Reserves (continued)

| | Attributable to equity holders of the Company | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital HK$'m | Premises revaluation reserve HK$'m | Reserve for fair value changes of available-for-sale securities HK$'m | Regulatory reserve* HK$'m | Merger reserve** HK$'m | Translation reserve HK$'m | Retained earnings HK$'m | Total HK$'m | Minority interests HK$'m | Total equity HK$'m |
| At 1 January 2006 | | | | | | | | | | |
| As previously reported | 52,864 | 5,043 | (245) | 3,526 | - | (4) | 18,251 | 79,435 | 1,298 | 80,733 |
| Effect of merger of a commonly controlled entity | - | 17 | - | - | 443 | - | 40 | 500 | 480 | 980 |
| At 1 January 2006, restated | 52,864 | 5,060 | (245) | 3,526 | 443 | (4) | 18,291 | 79,935 | 1,778 | 81,713 |
| Net profit for the year | - | - | - | - | - | - | 14,007 | 14,007 | 277 | 14,284 |
| Currency translation difference | - | - | - | - | - | 4 | - | 4 | - | 4 |
| 2005 final dividend paid | - | - | - | - | - | - | (5,075) | (5,075) | - | (5,075) |
| 2006 interim dividend paid | - | - | - | - | - | - | (4,240) | (4,240) | (70) | (4,310) |
| Revaluation of premises | - | 1,209 | - | - | - | - | - | 1,209 | - | 1,209 |
| Release upon disposal of premises | - | (64) | - | - | - | - | 64 | - | - | - |
| Change in fair value of available-for-sale securities taken to equity | - | - | 99 | - | - | - | - | 99 | - | 99 |
| Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities | - | - | 50 | - | - | - | (247) | (197) | - | (197) |
| Release of reserve upon derecognition of available-for-sale securities | - | - | (1) | - | - | - | (3) | (4) | - | (4) |
| Distribution of cash | - | - | - | - | (900) | - | - | (900) | - | (900) |
| Release to deferred tax liabilities | - | (165) | (18) | - | - | - | - | (183) | - | (183) |
| Transfer from retained earnings | - | - | - | 95 | 457 | - | (552) | - | - | - |
| At 31 December 2006 | 52,864 | 6,040 | (115) | 3,621 | - | - | 22,245 | 84,655 | 1,985 | 86,640 |
| Company and subsidiaries | 52,864 | 6,040 | (115) | 3,621 | - | - | 22,229 | 84,639 | | |
| Associates | - | - | - | - | - | - | 16 | 16 | | |
| | 52,864 | 6,040 | (115) | 3,621 | - | - | 22,245 | 84,655 | | |
| Representing: | | | | | | | | | | |
| 2006 final dividend proposed | | | | | | | 4,726 | | | |
| Others | | | | | | | 17,519 | | | |
| Retained earnings as at 31 December 2006 | | | | | | | 22,245 | | | |

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances recognised under HKAS 39.

** Merger reserve arising on the acquisition of BOC Life. On 1 June 2006, the Group acquired a 51% shareholding of BOC Life with a total consideration of HK$900 million.

## 10. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues, profits before tax and assets are derived from Hong Kong.

With the merger of BOC Life in the first half of 2006, the Group's business became more diversified and an additional business segment "Insurance" has been introduced in segmental reporting. The Group's business was segmented as Retail Banking, Corporate Banking, Treasury and Insurance.

Both Retail Banking and Corporate Banking segments provide general banking services. Retail Banking mainly serves individual customers and small companies. Corporate Banking mainly deals with medium to large companies. The Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. The Insurance segment shows business relates to the Group's long-term life insurance products, including traditional and linked individual life insurance and group life insurance products. "Others" refers to those items related to the Group as a whole but independent of the other four business segments, including the Group's holdings of premises, investment properties and interests in associates.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. In relation to occupation of the Group's premises, rentals are internally charged on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. During the period, the Group has revised the allocation bases and comparative amounts have been reclassified to conform with the current year's presentation. There is no impact on the Group's income statement and balance sheet. Inter-segment funding is charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such funding is mainly made by reference to the corresponding money market rate.

## 10. Segmental reporting (continued)

| | 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Retail HK$'m | Corporate HK$'m | Treasury HK$'m | Insurance HK$'m | Others HK$'m | Subtotal HK$'m | Eliminations HK$'m | Consolidated HK$'m |
| Net interest income/(expenses) | 7,851 | 4,281 | 4,286 | 473 | (1,056) | 15,835 | - | 15,835 |
| Net fees and commission income/(expenses) | 2,895 | 1,055 | (5) | (206) | 36 | 3,775 | (58) | 3,717 |
| Net trading income | 590 | 118 | 759 | 420 | - | 1,887 | 1 | 1,888 |
| Net (loss)/gain on investments in securities | - | - | (11) | - | 6 | (5) | - | (5) |
| Net insurance premium income | - | - | - | 6,198 | - | 6,198 | (3) | 6,195 |
| Other operating income | 49 | 36 | - | 9 | 1,416 | 1,510 | (1,176) | 334 |
| **Total operating income** | 11,385 | 5,490 | 5,029 | 6,894 | 402 | 29,200 | (1,236) | 27,964 |
| Net insurance benefits and claims | - | - | - | (6,655) | - | (6,655) | - | (6,655) |
| **Net operating income before loan impairment allowances** | 11,385 | 5,490 | 5,029 | 239 | 402 | 22,545 | (1,236) | 21,309 |
| (Provision for)/Reversal of loan impairment allowances | (27) | 1,817 | - | - | - | 1,790 | - | 1,790 |
| **Net operating income** | 11,358 | 7,307 | 5,029 | 239 | 402 | 24,335 | (1,236) | 23,099 |
| Operating expenses | (5,033) | (1,500) | (458) | (65) | (738) | (7,794) | 1,236 | (6,558) |
| **Operating profit/(loss)** | 6,325 | 5,807 | 4,571 | 174 | (336) | 16,541 | - | 16,541 |
| Net (loss)/gain from disposal/revaluation of properties, plant and equipment | (18) | (3) | (2) | - | 11 | (12) | - | (12) |
| Net gain from disposal of/fair value adjustments on investment properties | - | - | - | - | 605 | 605 | - | 605 |
| Share of profits less losses of associates | - | - | - | - | 5 | 5 | - | 5 |
| **Profit before taxation** | 6,307 | 5,804 | 4,569 | 174 | 285 | 17,139 | - | 17,139 |
| **Assets** | | | | | | | | |
| Segment assets | 169,595 | 222,701 | 497,155 | 15,804 | 26,889 | 932,144 | (3,472) | 928,672 |
| Interests in associates | - | - | - | - | 60 | 60 | - | 60 |
| Unallocated corporate assets | - | - | - | - | 221 | 221 | - | 221 |
| | 169,595 | 222,701 | 497,155 | 15,804 | 27,170 | 932,425 | (3,472) | 928,953 |
| **Liabilities** | | | | | | | | |
| Segment liabilities | 578,249 | 148,353 | 98,531 | 14,649 | 173 | 839,955 | (3,472) | 836,483 |
| Unallocated corporate liabilities | - | - | - | - | 5,830 | 5,830 | - | 5,830 |
| | 578,249 | 148,353 | 98,531 | 14,649 | 6,003 | 845,785 | (3,472) | 842,313 |
| **Other information** | | | | | | | | |
| Additions of properties, plant and equipment | - | - | - | - | 736 | 736 | - | 736 |
| Depreciation | 189 | 63 | 38 | 1 | 380 | 671 | - | 671 |
| Amortisation of securities | - | - | 1,924 | - | - | 1,924 | - | 1,924 |

## 10. Segmental reporting (continued)

| | 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Retail HK$'m | Corporate HK$'m | Treasury HK$'m | Insurance HK$'m | Others HK$'m | Subtotal HK$'m | Eliminations HK$'m | Consolidated HK$'m |
| Net interest income/(expenses) | 7,326 | 3,776 | 2,428 | 318 | (724) | 13,124 | - | 13,124 |
| Net fees and commission income/(expenses) | 2,086 | 987 | (17) | (108) | 21 | 2,969 | (24) | 2,945 |
| Net trading income/(expenses) | 500 | 121 | 1,134 | (305) | - | 1,450 | (4) | 1,446 |
| Net loss on investments in securities | - | - | (96) | - | - | (96) | - | (96) |
| Net insurance premium income | - | - | - | 3,634 | - | 3,634 | (4) | 3,630 |
| Other operating income | 46 | 5 | - | 9 | 1,498 | 1,558 | (1,071) | 487 |
| **Total operating income** | 9,958 | 4,889 | 3,449 | 3,548 | 795 | 22,639 | (1,103) | 21,536 |
| Net insurance benefits and claims | - | - | - | (3,362) | - | (3,362) | - | (3,362) |
| **Net operating income before loan impairment allowances** | 9,958 | 4,889 | 3,449 | 186 | 795 | 19,277 | (1,103) | 18,174 |
| Reversal of loan impairment allowances | 956 | 1,689 | - | - | - | 2,645 | - | 2,645 |
| **Net operating income** | 10,914 | 6,578 | 3,449 | 186 | 795 | 21,922 | (1,103) | 20,819 |
| Operating expenses | (4,514) | (1,293) | (308) | (56) | (703) | (6,874) | 1,103 | (5,771) |
| **Operating profit** | 6,400 | 5,285 | 3,141 | 130 | 92 | 15,048 | - | 15,048 |
| Net (loss)/gain from disposal/revaluation of properties, plant and equipment | (12) | (1) | - | - | 63 | 50 | - | 50 |
| Net gain from disposal of/fair value adjustments on investment properties | - | - | - | 12 | 1,388 | 1,400 | - | 1,400 |
| Share of profits less losses of associates | - | - | - | - | 4 | 4 | - | 4 |
| **Profit before taxation** | 6,388 | 5,284 | 3,141 | 142 | 1,547 | 16,502 | - | 16,502 |
| **Assets** | | | | | | | | |
| Segment assets | 158,844 | 211,834 | 426,791 | 9,343 | 25,564 | 832,376 | (1,609) | 830,767 |
| Interests in associates | - | - | - | - | 61 | 61 | - | 61 |
| Unallocated corporate assets | - | - | - | - | 174 | 174 | - | 174 |
| | 158,844 | 211,834 | 426,791 | 9,343 | 25,799 | 832,611 | (1,609) | 831,002 |
| **Liabilities** | | | | | | | | |
| Segment liabilities | 554,244 | 101,719 | 82,381 | 8,365 | 647 | 747,356 | (1,609) | 745,747 |
| Unallocated corporate liabilities | - | - | - | - | 3,542 | 3,542 | - | 3,542 |
| | 554,244 | 101,719 | 82,381 | 8,365 | 4,189 | 750,898 | (1,609) | 749,289 |
| **Other information** | | | | | | | | |
| Additions of properties, plant and equipment | - | - | - | - | 569 | 569 | - | 569 |
| Depreciation | 186 | 64 | 22 | 2 | 294 | 568 | - | 568 |
| Amortisation of securities | - | - | 463 | - | - | 463 | - | 463 |

## 11. Loans to directors and officers

Particulars of advances made to directors and officers of the Company pursuant to section 161B of the Hong Kong Companies Ordinance are as follows:

| | 2006<br>HK$'m | 2005<br>HK$'m |
|---|---|---|
| Aggregate amount of relevant loans outstanding at year end | **184** | 22 |
| Maximum aggregate amount of relevant loans outstanding during the year | **347** | 186 |

## 12. Comparative amounts

In June 2006, the Group acquired a 51% shareholding of an entity under common control, BOC Life. The financial statements have been prepared in accordance with the principles of merger accounting as set out in Accounting Guideline 5 "Merger accounting for common control combinations" issued by the HKICPA. The comparative amounts for the year ended 31 December 2005 have been restated in accordance with the principles for merger accounting to present the result and assets of the Group as if BOC Life had been combined with the Group during the year.

For the purpose of presentation of income statement, certain items are now reclassified and included as part of the operating profit of the Group as management believes that this better reflects the Group's operations. Certain comparative amounts have been reclassified to conform with the current year's presentation.

## 13. Approval of summary financial statements

These Summary Financial Statements were approved and authorised for issue by the Board of Directors on 22 March 2007.

# CONNECTED TRANSACTIONS

In 2006, BOCHK, a wholly owned subsidiary of the Company, and its subsidiaries engaged on a regular basis in the usual course of their business in numerous transactions with BOC and its Associates. As BOC is the Company's controlling shareholder and therefore a connected person of the Company, all such transactions constituted connected transactions for the purposes of the Listing Rules. As the stated purpose of Central SAFE is to exercise the rights of an equity investor on behalf of the state and not to have any commercial operations, for purposes of this report, therefore, Central SAFE and the companies of which it is a substantial shareholder have not been treated as connected persons to the Company.

The transactions fell into the following three categories:

1. De minimis transactions entered into in the usual course of business and under normal commercial terms. Such transactions were exempted from disclosure and shareholder approval by virtue of rule 14A.33 of the Listing Rules;

2. Certain regular banking transactions entered into on a continual basis throughout the year. On 4 January 2005 the Company made an announcement (the "Announcement") in accordance with Rule 14A.34 of the Listing Rules. The Announcement listed those continuing connected transactions that exceeded the de minimis threshold and set out caps in respect of such transactions for the three years 2005-2007. These transactions were conducted in the ordinary course of its business and on normal commercial terms. On 11 April 2006 the Company has announced its intention to revise the caps for Inter-bank Capital Markets transactions. On 26 May 2006 over 99.99% of the independent shareholders in the extraordinary general meeting voted for such changes. Details of these continuing connected transactions are set out below and are described in the announcements which may be viewed at the Company's website.

| **Type of Transaction** | **2006 Cap HK$'m** | **2006 Actual Amount HK$'m** |
|---|---:|---:|
| Securities Transactions | **220** | **196** |
| Fund Distribution Transactions | **190** | **54** |
| Credit Card Services | **220** | **92** |
| Information Technology Services | **110** | **43** |
| Property Transactions | **140** | **97** |
| Bank-note Delivery | **100** | **38** |
| Insurance Agency | **410** | **295** |
| Provision of Insurance Cover | **110** | **62** |
| Foreign Exchange Transactions | **550** | **56** |
| Trading of Interests in Loans | **18,500** | **1,180** |
| Inter-bank Capital Markets | **14,000** | **4,539** |

3. On 11 April 2006 the Company and BOC Insurance entered into a Sale and Purchase Agreement whereby the Company conditionally agreed to purchase the BOC Life Shares, representing 51% of the issued share capital of BOC Life, for a purchase price of HK$900 million. As BOC Insurance is wholly owned by BOC, this purchase constitute a connected transaction. On 26 May 2006 an extraordinary general meeting was held and over 99.99% of the independent shareholders vote for the resolutions.

# RECONCILIATION BETWEEN HKFRSs VS IFRS/PRC GAAP

The Company understands that BOC, an intermediate holding company as well as controlling shareholder of the Company, will prepare and disclose consolidated financial information in accordance with IFRS and PRC GAAP for which the Company and its subsidiaries will form part of the consolidated financial statements.

The consolidated financial information of "BOC Hong Kong Group" for the periods disclosed by BOC in its consolidated financial statements is not the same as the consolidated financial information of the Group for the periods published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of its own financial disclosure) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHKG and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the below organisation chart). Though there is difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the periods presented are substantially the same. This is because BOCHKG and BOC (BVI) are holding companies only and have no substantive operations of their own.


BOC
100%
BOCHKG
100%
BOC (BVI)
approximately 66%
The Company

Second, the Group has prepared its consolidated financial statements in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information reporting to BOC is prepared in accordance with IFRS and PRC GAAP respectively. Despite the fact that HKFRSs have converged with IFRS, there is a timing difference in the initial adoption of HKFRSs and IFRS by the Group and by BOC respectively.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group disclosed by BOC in its financial statements on the other hand, is to present reconciliations of the profit after tax/net assets of the Group prepared under HKFRSs to the profit after tax/net assets of the Group prepared under IFRS and PRC GAAP respectively for the periods presented.

The major differences between HKFRSs and IFRS/PRC GAAP, which arise from the difference in measurement basis in IFRS or PRC GAAP and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- loan loss allowance;
- re-measurement of carrying value of treasury products;
- restatement of carrying value of bank premises and investment properties; and
- deferred taxation impact arising from the above different measurement basis.

### (a) Loan loss allowance

Such adjustments were mainly due to the different approaches used to determine loan loss allowance under different accounting standards. Before 2005, the provisioning approach adopted by the Company mainly followed the guidelines issued by the Hong Kong Monetary Authority. This approach was different from the requirements of IFRS and PRC GAAP under which impairment losses assessment is based on the estimated future cash flows of the loans or group of loans as of each balance sheet date.

Effective 1 January 2005, the provisioning approach adopted under HKFRSs and IFRS was aligned. Due to the difference in the timing of first adoption of HKFRSs and IFRS, impairment charges to the income statement under HKFRSs and IFRS for 2005 were different. The provisioning approach under IFRS and PRC GAAP is basically the same.

### (b) Re-measurement of carrying value of treasury products

(i) Non-trading derivatives held for hedging purposes were not required to be marked to market under HK GAAP before 2005. Since 2005, their measurement has been aligned with IFRS and PRC GAAP with slight differences in profit and loss and net assets in 2005 mainly due to timing differences.

(ii) Due to the difference in the timing of first adoption of HKFRSs and IFRS, classification and measurement of certain investment securities under HK GAAP/HKFRSs and IFRS were different. Therefore, investment securities were reclassified and re-measured to align with the accounting policies of BOC for the relevant periods. Classification and measurement under IFRS and PRC GAAP is basically the same.

### (c) Restatement of carrying value of bank premises and investment properties

The Company has elected for a revaluation basis rather than cost basis to account for bank premises and investment properties under HKFRSs. On the contrary, BOC has elected for the cost convention for bank premises and revaluation basis for investment properties under IFRS; and cost convention for both bank premises and investment properties under PRC GAAP. Therefore, adjustments have been made to restate the carrying value of bank premises and investment properties as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS and PRC GAAP.

### (d) Deferred tax adjustments

These represent the deferred tax effect of the aforesaid adjustments.

### (e) Merger accounting adjustments

The Group has applied merger accounting to account for the purchase of the 51% equity interest in BOC Life on 1 June 2006, as if the business combination had occurred from the beginning of the relevant periods. Comparatives under HKFRSs were restated accordingly. For the purpose of segment reporting in respect of BOCHKG in the financial statements of BOC under IFRS and PRC GAAP, comparatives were not restated.

Going forward, the differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under HKFRSs and IFRS and PRC GAAP will be recurring in the future, while the timing difference related to the measurement of investment securities will be reversed gradually and eliminated in the future years. The difference in the carrying value of investment properties will be eliminated next year after the convergence of PRC GAAP with HKFRSs.

## Profit after tax/Net assets reconciliation

### *(i) HKFRSs Vs IFRS*

| | Profit after tax | | Net assets | |
|---|---|---|---|---|
| | **2006 HK$'m** | 2005 HK$'m | **2006 HK$'m** | 2005 HK$'m |
| **Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs** | **14,284** | 13,856 | **86,640** | 81,713 |
| Add: IFRS adjustments | | | | |
| Loan loss allowance | **–** | (172) | **–** | – |
| Re-measurement of carrying value of treasury products | **(226)** | 465 | **44** | 70 |
| Restatement of carrying value of bank premises | **164** | 439 | **(7,295)** | (6,248) |
| Deferred tax adjustments | **28** | (69) | **1,230** | 1,027 |
| Merger accounting adjustments | **–** | (198) | **–** | (980) |
| Other adjustments | **–** | 68 | **–** | – |
| **Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under IFRS** | **14,250** | 14,389 | **80,619** | 75,582 |

### *(ii) HKFRSs Vs PRC GAAP*

| | Profit after tax | | Net assets | |
|---|---|---|---|---|
| | **2006 HK$'m** | 2005 HK$'m | **2006 HK$'m** | 2005 HK$'m |
| **Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs** | **14,284** | 13,856 | **86,640** | 81,713 |
| Add: PRC GAAP adjustments | | | | |
| Loan loss allowance | **–** | (172) | **–** | – |
| Re-measurement of carrying value of treasury products | **(226)** | 465 | **44** | 65 |
| Restatement of carrying value of bank premises & investment properties | **(336)** | (1,209) | **(10,495)** | (8,949) |
| Deferred tax adjustments | **59** | 172 | **3,162** | 2,920 |
| Merger accounting adjustments | **–** | (198) | **–** | (980) |
| Other adjustments | **(36)** | (4) | **(108)** | (72) |
| **Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under PRC GAAP** | **13,745** | 12,910 | **79,243** | 74,697 |

# AUDITOR'S STATEMENT ON THE SUMMARY FINANCIAL REPORT

**TO THE SHAREHOLDERS OF**
**BOC HONG KONG (HOLDINGS) LIMITED**
(incorporated in Hong Kong with limited liability)

We have examined the summary financial report of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2006 on pages 2 to 105.

## Respective responsibilities of directors and auditors

Under the Hong Kong Companies Ordinance, the directors of the Company are responsible for preparing the summary financial report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the summary financial report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the summary financial report be derived from the annual consolidated financial statements and the independent auditor's report thereon and the directors' report for the year ended 31 December 2006, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

It is our responsibility to form an independent opinion on the summary financial report, based on our examination, and to report our opinion solely to you, as a body, and we are also required to state whether the independent auditor's report on the annual consolidated financial statements for the year ended 31 December 2006 is qualified or otherwise modified, in accordance with section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this statement.

## Basis of opinion

We conducted our engagement in accordance with Hong Kong Standards on Assurance Engagements and with reference to Practice Note 710 "The auditors' statement on the summary financial report" issued by the Hong Kong Institute of Certified Public Accountants. Our examination includes examining evidence supporting the consistency of the summary financial report with the annual consolidated financial statements and the independent auditor's report thereon and the directors' report for the year ended 31 December 2006 and the compliance of the summary financial report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

## Opinion

Based on the foregoing, in our opinion the summary financial report on pages 2 to 105:

(a) is consistent with the annual consolidated financial statements and the independent auditor's report thereon and the directors' report of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2006 from which it is derived; and

(b) complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual consolidated financial statements of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2006 and have issued an independent auditor's report thereon dated 22 March 2007 which is unqualified or otherwise unmodified.

PricewaterhouseCoopers

**PricewaterhouseCoopers**
*Certified Public Accountants*
Hong Kong, 22 March 2007

# SHAREHOLDER INFORMATION

## Financial Calendar 2007

| | |
|---|---|
| Announcement of 2006 annual results | 22 March (Thursday) |
| Last day in Hong Kong of dealings in the Company's shares with entitlement to final dividend | 14 May (Monday) |
| Ex-dividend date | 15 May (Tuesday) |
| ADS record date for final dividend | 16 May (Wednesday) |
| Latest time in Hong Kong for lodging transfers for entitlement to final dividend | 16 May (Wednesday) 4:30 p.m. |
| Book closure period (both days inclusive) | 17 May (Thursday) to 22 May (Tuesday) |
| Record date for final dividend | 22 May (Tuesday) |
| Latest time for lodging proxy forms for 2007 Annual General Meeting | 21 May (Monday) 3:00 p.m. |
| 2007 Annual General Meeting | 23 May (Wednesday) 3:00 p.m. |
| Final dividend payment date | 30 May (Wednesday) |
| Announcement of 2007 interim results | Mid to late August |

## Annual General Meeting

The 2007 Annual General Meeting will be held at 3:00 p.m. on Wednesday, 23 May 2007 at Meeting Room 201, Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong (please use Expo Drive Entrance).

## Dividends

The Directors have recommended a final dividend of HK$0.447 per share subject to the approval of shareholders at the 2007 Annual General Meeting.

## Share Information

### *Listing*

The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains a Level 1 ADR facility for its ADSs. Each ADS represents 20 ordinary shares of the Company.

### *Ordinary shares (as at 31 December 2006)*

| | |
|---|---|
| Issued shares: | 10,572,780,266 |
| Public float: | Approximately 34% |

### *Nominal value*

HK$5.00 per share

### *Market capitalisation (as at 31 December 2006)*

HK$223.09 billion

### *Share Price*

| | |
|---|---|
| Closing price on 31 December 2004: | HK$14.85 |
| Closing price on 30 December 2005: | HK$14.90 |
| Closing price on 29 December 2006: | HK$21.10 |
| Highest trading price during the year: | HK$22.10 |
| Lowest trading price during the year: | HK$14.45 |

### *Credit ratings (long term)*

| | |
|---|---|
| Standard & Poor's: | A– |
| Moody's Investors Service: | A2 |
| Fitch Ratings: | A |

### *Index constituent*

The Company is a constituent of the following indices:

Hang Seng Index

Hang Seng London Reference Index

MSCI Index

FTSE All-World Hong Kong Index

FTSE/Xinhua China 25 Index

### *Stock codes*

Ordinary shares:

| | |
|---|---|
| The Stock Exchange of Hong Kong Limited: | 2388 |
| Reuters: | 2388.HK |
| Bloomberg: | 2388 HK |

Level 1 ADR Programme:

| | |
|---|---|
| CUSIP No.: | 096813209 |
| OTC Symbol: | BHKLY |

## Shareholder Enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to:

| | |
|---|---|
| Hong Kong | Computershare Hong Kong Investor Services Limited<br>Rooms 1806-1807<br>18th Floor, Hopewell Centre<br>183 Queen's Road East<br>Telephone: (852) 2862 8555<br>Facsimile: (852) 2865 0990 / (852) 2529 6087<br>E-mail: hkinfo@computershare.com.hk |
| USA | Citibank Shareholder Services<br>250 Royall Street<br>Canton, MA 02021, USA<br>Telephone: 1-877-248-4237 (toll free)<br>1-781-575-4555 (outside USA)<br>E-mail: Citibank@shareholders-online.com |

## Investor Relations

Enquiries may be directed to:

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong
Telephone: (852) 2826 6314 / (852) 2846 2749
Facsimile: (852) 2810 5830
E-mail: investor_relations@bochk.com

# DEFINITIONS

In this Summary Financial Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

| Terms | Meanings |
|---|---|
| "AC" | the Audit Committee |
| "ADR" | American Depositary Receipt |
| "ADS" | American Depositary Share |
| "ALCO" | the Asset and Liability Management Committee |
| "Annual Financial Statements" | the annual financial statements of BOC Hong Kong (Holdings) Limited |
| "Associate(s)" | has the meaning ascribed to "associate(s)" in the Listing Rules |
| "ATM" | Automated Teller Machine |
| "Board" or "Board of Directors" | the Board of Directors of the Company |
| "BOC" | Bank of China Limited, a joint stock commercial bank with limited liability established under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively |
| "BOC (BVI)" | BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG |
| "BOC Insurance" | Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOC Life" | BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOC Insurance hold equity interests of 51% and 49% respectively |
| "BOC-CC" | BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly subsidiary of BOCHK |
| "BOCHK" | Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company |
| "BOCHKG" | BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOCHK Charitable Foundation" | Bank of China (Hong Kong) Limited Charitable Foundation (formerly known as the "Bank of China Group Charitable Foundation"), a charitable foundation being established in July 1994 |

| Terms | Meanings |
|---|---|
| "BOCI" | BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "CBS" | Corporate Banking Services |
| "CE" | Chief Executive |
| "Central SAFE" | Central SAFE Investments Limited |
| "Chiyu" | Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49% |
| "Company" | BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong |
| "CRO" | Chief Risk Officer |
| "GDP" | Gross Domestic Product |
| "Group" | the Company and its subsidiaries collectively referred as the Group |
| "HIBOR" | Hong Kong Interbank Offered Rate |
| "HKAS(s)" | Hong Kong Accounting Standard(s) |
| "HKFRS(s)" | Hong Kong Financial Reporting Standard(s) |
| "HK GAAP" | Generally Accepted Accounting Principles in Hong Kong |
| "HKICPA" | Hong Kong Institute of Certified Public Accountants |
| "HKMA" | Hong Kong Monetary Authority |
| "Hong Kong" or "Hong Kong SAR" | Hong Kong Special Administrative Region |
| "Hong Kong SAR Government" | Hong Kong Special Administrative Region Government |
| "Hua Chiao" | Hua Chiao Commercial Limited (in members' voluntary liquidation), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64% |
| "IFRS" | International Financial Reporting Standards |
| "IPO" | Initial Public Offering |
| "IT" | Information Technology |

| Terms | Meanings |
|---|---|
| "LIBOR" | London Interbank Offered Rate |
| "Listing Rules" | The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited |
| "The Mainland" or "Mainland China" or "The Mainland of China" | The mainland of the PRC |
| "MSCI Index" | Morgan Stanley Capital International Index |
| "Nanyang" | Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK |
| "PRC" | The People's Republic of China |
| "PRC GAAP" | Accounting Standards for Business Enterprises and the Accounting System for Financial Institutions of the PRC |
| "RC" | The Risk Committee |
| "RMB" or "Renminbi" | Renminbi, the lawful currency of the PRC |
| "RMD" | The Risk Management Department |
| "SFO" | the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong |
| "Share Option Scheme" | the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002 |
| "Sharesave Plan" | the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002 |
| "SME(s)" | Small and medium-sized enterprise(s) |
| "Stock Exchange" or "Stock Exchange of Hong Kong" | The Stock Exchange of Hong Kong Limited |
| "Summary Financial Report" | Summary Financial Report of the Group for the year ended 31 December 2006 |
| "Summary Financial Statements" | comprise consolidated income statement and consolidated balance sheet of the Group extracted from the Annual Financial Statements |
| "US" or "USA" | the United States of America |
| "VAR" | Value at Risk |

## Bank of China (Hong Kong) – Branch Network

### Hong Kong Island

| Branch | Address | Telephone |
|---|---|---|
| **Central & Western District** | | |
| Bank of China Tower Branch | 1 Garden Road, Hong Kong | 2826 6888 |
| Sheung Wan Branch | 252 Des Voeux Road Central, Hong Kong | 2541 1601 |
| Queen's Road West (Sheung Wan) Branch | 2-12 Queen's Road West, Sheung Wan, Hong Kong | 2815 6888 |
| Connaught Road Central Branch | 13-14 Connaught Road Central, Hong Kong | 2841 0410 |
| Central District Branch | 2A Des Voeux Road Central, Hong Kong | 2160 8888 |
| Central District (Wing On House) Branch | 71 Des Voeux Road Central, Hong Kong | 2843 6111 |
| Shek Tong Tsui Branch | 534 Queen's Road West, Shek Tong Tsui, Hong Kong | 2819 7277 |
| Western District Branch | 386-388 Des Voeux Road West, Hong Kong | 2549 9828 |
| Queen's Road Central Branch | 81-83 Queen's Road Central, Hong Kong | 2588 1288 |
| Bonham Road Branch | 63 Bonham Road, Hong Kong | 2517 7066 |
| IFC Wealth Management Centre | Shop 3001, Level 3, IFC Mall, 1 Harbour View Street, Central, Hong Kong | 2523 8180 |
| Kennedy Town Branch | Harbour View Garden, 2-2F Catchick Street, Kennedy Town, Hong Kong | 2818 6162 |
| Caine Road Branch | 57 Caine Road, Hong Kong | 2521 3318 |
| First Street Branch | 55A First Street, Sai Ying Pun, Hong Kong | 2517 3399 |
| United Centre Branch | Shop 1021, United Centre, 95 Queensway, Hong Kong | 2861 1889 |
| Wyndham Street Branch | 1-3 Wyndham Street, Central, Hong Kong | 2843 2888 |
| Des Voeux Road West Branch | 111-119 Des Voeux Road West, Hong Kong | 2546 1134 |
| Gilman Street Branch | 136 Des Voeux Road Central, Hong Kong | 2135 1123 |
| **Wan Chai District** | | |
| Jardine's Bazaar Branch | G/F, Siki Centre, No. 23 Jardine's Bazaar, Causeway Bay, Hong Kong | 2882 1383 |
| Gloucester Road Wealth Management Centre | Unit 3, G/F, Immigration Tower, 7 Gloucester Road, Wan Chai, Hong Kong | 2511 8933 |
| 409 Hennessy Road Branch | 409-415 Hennessy Road, Wan Chai, Hong Kong | 2835 6118 |
| Johnston Road Branch | 152-158 Johnston Road, Wan Chai, Hong Kong | 2574 8257 |
| Harbour Road Branch | 26 Harbour Road, Wan Chai, Hong Kong | 2827 8407 |
| Happy Valley Branch | 11 King Kwong Street, Happy Valley, Hong Kong | 2838 6668 |
| Causeway Bay Branch | 18 Percival Street, Causeway Bay, Hong Kong | 2572 4273 |
| Wan Chai (China Overseas Building) Branch | 139 Hennessy Road, Wan Chai, Hong Kong | 2529 0866 |
| Wan Chai (Wu Chung House) Branch | 213 Queen's Road East, Wan Chai, Hong Kong | 2892 0909 |
| Hennessy Road (Wan Chai) Branch | 310-312 Hennessy Road, Wan Chai, Hong Kong | 2923 5628 |
| Wan Chai Road Branch | 127-135 Wan Chai Road, Wan Chai, Hong Kong | 2577 4862 |
| **Eastern District** | | |
| Siu Sai Wan Branch | Shop 19, Cheerful Garden, Siu Sai Wan, Hong Kong | 2505 2399 |
| Taikoo Shing Branch | Shop G1012, Yiu Sing Mansion, Taikoo Shing, Hong Kong | 2886 0612 |
| Taikoo Shing Branch Safe Box Service Centre | Shop G1006, Hoi Shing Mansion, Taikoo Shing, Hong Kong | 2885 4582 |
| North Point Branch | Roca Centre, 464 King's Road, North Point, Hong Kong | 2811 8880 |
| North Point (King's Centre) Branch | 193-209 King's Road, North Point, Hong Kong | 2286 2000 |
| North Point (Hang Ying Building) Branch | Shop B1, 318-328 King's Road, North Point, Hong Kong | 2887 1199 |
| North Point (Kiu Fai Mansion) Branch | 413-415 King's Road, North Point, Hong Kong | 2562 6108 |
| Sai Wan Ho Branch | 142-146 Shau Kei Wan Road, Sai Wan Ho, Hong Kong | 2886 3344 |
| Heng Fa Chuen Branch | Shop 205-208, East Wing Shopping Centre, Heng Fa Chuen, Chai Wan, Hong Kong | 2897 1131 |
| Kam Wa Street Branch | 3 Kam Wa Street, Shau Kei Wan, Hong Kong | 2885 9311 |
| City Garden Branch | 233 Electric Road, North Point, Hong Kong | 2571 2878 |
| King's Road Branch | 131-133 King's Road, North Point, Hong Kong | 2887 0282 |
| Chai Wan Branch | Block B, Walton Estate, 341-343 Chai Wan Road, Chai Wan, Hong Kong | 2558 6433 |
| Chai Wan Branch Safe Box Service Centre | 27 Gold Mine Building, 345 Chai Wan Road, Chai Wan, Hong Kong | 2557 0248 |
| Healthy Village Branch | Shop 1 & 2, Healthy Village Phase II, 668 King's Road, North Point, Hong Kong | 2563 2278 |
| Sheung On Street Branch | 77 Sheung On Street, Chai Wan, Hong Kong | 2897 0923 |

| Branch | Address | Telephone |
|---|---|---|
| Aldrich Garden Branch | Shop 58, Aldrich Garden, Shau Kei Wan, Hong Kong | 3196 4956 |
| Shau Kei Wan (Po Man Building) Branch | 260-262 Shau Kei Wan Road, Shau Kei Wan, Hong Kong | 2568 5211 |
| Wan Tsui Road Branch | 4 Lin Shing Road, Chai Wan, Hong Kong | 2557 3283 |
| Quarry Bay Branch | Parkvale, 1060 King's Road, Quarry Bay, Hong Kong | 2564 0333 |
| **Southern District** | | |
| Tin Wan Branch | 2-12 Ka Wo Street, Tin Wan, Hong Kong | 2553 0135 |
| Stanley Branch | Shop 401, Shopping Centre, Stanley Plaza, Hong Kong | 2813 7290 |
| Aberdeen Branch | 25 Wu Pak Street, Aberdeen, Hong Kong | 2553 4165 |
| South Horizons Branch | G38, West Centre Marina Square, South Horizons, Ap Lei Chau, Hong Kong | 2580 0345 |
| South Horizons Branch Safe Box Service Centre | Shop 118, Marina Square East Centre, Ap Lei Chau, Hong Kong | 2555 [illegible]477 |
| Wah Kwai Estate Branch | Shop 17, Shopping Centre, Wah Kwai Estate, Hong Kong | 2550 [illegible]298 |
| Wong Chuk Hang Road Branch | 40 Wong Chuk Hang Road, Hong Kong | 2814 8272 |
| Chi Fu Landmark Branch | Shop 510, Chi Fu Landmark, Pok Fu Lam, Hong Kong | 2551 [illegible]282 |
| Ap Lei Chau Branch | 13-15 Wai Fung Street, Ap Lei Chau, Hong Kong | 2554 6487 |

### Kowloon

| Branch | Address | Telephone |
|---|---|---|
| **Kowloon City District** | | |
| Prince Edward Road (Kowloon City) Branch | 382-384 Prince Edward Road, Kowloon City, Kowloon | 2926 6038 |
| To Kwa Wan Branch | 80N To Kwa Wan Road, To Kwa Wan, Kowloon | 2364 4344 |
| Pak Tai Street Branch | 4-6 Pak Tai Street, To Kwa Wan, Kowloon | 2760 7773 |
| Hung Hom (Eldex Industrial Building) Branch | 21 Ma Tau Wai Road, Hung Hom, Kowloon | 2764 3363 |
| Hung Hom Wealth Management Centre | 37-39 Ma Tau Wai Road, Hung Hom, Kowloon | 2170 0688 |
| OUHK Branch | The Open University of Hong Kong, 30 Good Shepherd Street, Ho Man Tin, Kowloon | 2760 3099 |
| Ma Tau Kok Road Branch | 39-45 Ma Tau Kok Road, To Kwa Wan, Kowloon | 2714 9118 |
| Ma Tau Wai Road Branch | 47-49 Ma Tau Wai Road, Hung Hom, Kowloon | 2926 5123 |
| Site 11 Whampoa Garden Branch | Shop G6, Site 11, Whampoa Garden, Hung Hom, Kowloon | 2363 3982 |
| Whampoa Garden Branch | Shop G8B, Site 1, Whampoa Garden, Hung Hom, Kowloon | 2764 7233 |
| Nga Tsin Wai Road Branch | 25 Nga Tsin Wai Road, Kowloon City, Kowloon | 2383 2316 |
| Waterloo Road Branch | Shop A2, Man Kee Mansion, 86 Waterloo Road, Kowloon | 2363 9231 |
| **Wong Tai Sin District** | | |
| Tai Yau Street Branch | 35 Tai Yau Street, San Po Kong, Kowloon | 2328 0087 |
| Chuk Yuen Estate Branch | Shop S1, Chuk Yuen Shopping Centre, Chuk Yuen South Estate, Kowloon | 2325 5261 |
| Choi Hung Branch | 19 Clear Water Bay Road, Ngau Chi Wan, Kowloon | 2327 0271 |
| Choi Hung Road Branch | 58-68 Choi Hung Road, San Po Kong, Kowloon | 2927 6111 |
| Choi Wan Estate Branch | A3-18 Commercial Complex, Choi Wan Estate, Kowloon | 2754 5911 |
| Wong Tai Sin Branch | Shop G1, Wong Tai Sin Shopping Centre, Wong Tai Sin, Kowloon | 2327 8147 |
| San Po Kong (Wing Lok Building) Branch | 28-34 Tseuk Luk Street, San Po Kong, Kowloon | 2328 7315 |
| Yuk Wah Street Branch | 46-48 Yuk Wah Street, Tsz Wan Shan, Kowloon | 2927 6655 |
| Lok Fu Branch | Shop 2, Lok Fu Shopping Centre II, Lok Fu, Kowloon | 2337 0271 |
| Tseuk Luk Street Wealth Management Centre | 86 Tseuk Luk Street, San Po Kong, Kowloon | 2326 2883 |
| Sheung Fung Street Branch | 66-68 Sheung Fung Street, Tsz Wan Shan, Kowloon | 2327 8118 |
| Diamond Hill Branch | G107 Plaza Hollywood, Diamond Hill, Kowloon | 2955 5088 |

## Bank of China (Hong Kong) – Branch Network (continued)

| Branch | Address | Telephone |
|---|---|---|
| **Kwun Tong District** | | |
| Kowloon Bay Wealth Management Centre | Shop 2, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon | 2759 9339 |
| Kowloon Bay Branch | 17 Wang Hoi Road, Kowloon Bay, Kowloon | 2331 3783 |
| Ngau Tau Kok (Garden Estate) Branch | Shop 6, Lotus Tower 2, Kwun Tong Garden Estate, 297 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon | 2763 5456 |
| 169 Ngau Tau Kok Road Branch | 169 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon | 2750 7311 |
| 177 Ngau Tau Kok Road Branch | 177 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon | 2927 4321 |
| Ping Tin Estate Branch | Shop 225, 2/F, Ping Tin Shopping Centre, Lam Tin, Kowloon | 2927 7828 |
| Wang Kwun Road Branch | Unit G1, Nan Fung Commercial Centre, Wang Kwun Road, Kowloon Bay, Kowloon | 2755 0268 |
| Sau Mau Ping Branch | Shop 214, Sau Mau Ping Shopping Centre, Sau Mau Ping, Kowloon | 2772 0028 |
| Hip Wo Street Branch | 195-197 Hip Wo Street, Kwun Tong, Kowloon | 2345 0102 |
| Ting Fu Street Branch | 11-13 Ting Fu Street, Ngau Tau Kok, Kowloon | 2756 4621 |
| Yau Tong Branch | Shop G1-G27, Ka Fu Arcade, Yau Tong Centre, Kowloon | 2349 9191 |
| Hoi Yuen Road Branch | 55 Hoi Yuen Road, Kwun Tong, Kowloon | 2763 2127 |
| Tsui Ping Estate Branch | Shop 116, 1/F, Shopping Circuit, Tsui Ping Estate, Kwun Tong, Kowloon | 2345 3238 |
| 26 Fu Yan Street Branch | 26-32 Fu Yan Street, Kwun Tong, Kowloon | 2342 5262 |
| 95 Fu Yan Street Branch | 95 Fu Yan Street, Kwun Tong, Kowloon | 2343 4141 |
| Telford Gardens Wealth Management Centre | Shop P20, Telford Gardens, Kowloon Bay, Kowloon | 2758 3987 |
| Telford Gardens Branch | Shop P2, Telford Gardens, Kowloon Bay, Kowloon | 2796 1551 |
| Lam Tin Branch | Shop 12, 49 Kai Tin Road, Lam Tin, Kowloon | 2347 1456 |
| Kwun Tong Branch | 20-24 Yue Man Square, Kwun Tong, Kowloon | 2344 4116 |
| Ngau Tau Kok Road (Kwun Tong) Branch | 327 Ngau Tau Kok Road, Kwun Tong, Kowloon | 2389 3301 |
| Kwun Tong Plaza Branch | G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon | 2342 4295 |
| **Yau Tsim Mong District** | | |
| Tai Kok Tsui Branch | 73-77 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon | 2395 3269 |
| Shan Tung Street Branch | 42-48 Shan Tung Street, Mong Kok, Kowloon | 2332 5461 |
| Shanghai Street (Prince Edward) Branch | 689-693 Shanghai Street, Mong Kok, Kowloon | 2391 0502 |
| Prince Edward Branch | 774 Nathan Road, Kowloon | 2399 3000 |
| Tsim Sha Tsui Branch | 24-28 Carnarvon Road, Tsim Sha Tsui, Kowloon | 2721 6242 |
| Tsim Sha Tsui East Branch | Shop G02-03, Inter-Continental Plaza, 94 Granville Road, Tsim Sha Tsui, Kowloon | 2739 0308 |
| Jordan Branch | 328-330 Nathan Road, Kowloon | 2928 6111 |
| Jordan Road Branch | 1/F, Sino Cheer Plaza, 23-29 Jordan Road, Kowloon | 2730 0883 |
| Shanghai Street (Mong Kok) Branch | 611-617 Shanghai Street, Mong Kok, Kowloon | 2394 4181 |
| Mong Kok Branch | 589 Nathan Road, Mong Kok, Kowloon | 2332 0111 |
| Prince Edward Road West (Mong Kok) Branch | 116-118 Prince Edward Road West, Mong Kok, Kowloon | 2928 4138 |
| Mong Kok Road Branch | 50-52 Mong Kok Road, Mong Kok, Kowloon | 2395 3263 |
| Mong Kok (Silvercorp Int'l Tower) Branch | Shop B, 707-713 Nathan Road, Mong Kok, Kowloon | 2391 6677 |
| Mong Kok (President Commercial Centre) Branch | 608 Nathan Road, Mong Kok, Kowloon | 2384 7191 |
| Shanghai Street (Yau Ma Tei) Branch | 364-366 Shanghai Street, Yau Ma Tei, Kowloon | 2782 2071 |
| Yau Ma Tei Branch | 471 Nathan Road, Yau Ma Tei, Kowloon | 2780 2307 |
| Kimberley Road Branch | 37 Kimberley Road, Tsim Sha Tsui, Kowloon | 2739 1886 |
| Cameron Road Wealth Management Centre | 30 Cameron Road, Tsim Sha Tsui, Kowloon | 2312 0010 |
| Humphrey's Avenue Branch | 4-4A Humphrey's Avenue, Tsim Sha Tsui, Kowloon | 2311 3822 |
| Olympian City Branch | Shop 133, 1/F, Olympian City 2, 18 Hoi Ting Road, Kowloon | 2749 2110 |
| Fuk Tsun Street Branch | 32-40 Fuk Tsun Street, Tai Kok Tsui, Kowloon | 2391 8468 |
| Canton Road Branch | 60 Canton Road, Tsim Sha Tsui, Kowloon | 2730 0688 |
| Lock Road Branch | 19 Lock Road, Tsim Sha Tsui, Kowloon | 2367 6164 |

| Branch | Address | Telephone |
|---|---|---|
| **Sham Shui Po District** | | |
| Kowloon Plaza Branch | Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon | 2370 8928 |
| Festival Walk Branch | Unit LG256, Festival Walk, Kowloon Tong, Kowloon | 2265 7288 |
| Yu Chau Street Branch | 42-46 Yu Chau Street, Sham Shui Po, Kowloon | 2397 1123 |
| Dragon Centre Branch | Shop 206A, Dragon Centre, 37K Yen Chow Street, Sham Shui Po, Kowloon | 2788 3238 |
| Lei Cheng Uk Estate Branch | Shop 108, Lei Cheng Uk Commercial Centre, Lei Cheng Uk Estate, Kowloon | 2729 8251 |
| Castle Peak Road (Cheung Sha Wan) Branch | 365-371 Castle Peak Road, Cheung Sha Wan, Kowloon | 2728 3311 |
| 108 Cheung Sha Wan Road Branch | 108 Cheung Sha Wan Road, Sham Shui Po, Kowloon | 2779 0157 |
| 194 Cheung Sha Wan Road Branch | 194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon | 2728 9389 |
| Cheung Sha Wan Plaza Branch | Shop G08, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon | 2745 7088 |
| 248 Castle Peak Road Branch | 244-248 Castle Peak Road, Cheung Sha Wan, Kowloon | 2386 1233 |
| 412 Castle Peak Road Branch | 412-420 Castle Peak Road, Cheung Sha Wan, Kowloon | 2743 8010 |
| 223 Nam Cheong Street Branch | 223 Nam Cheong Street, Sham Shui Po, Kowloon | 2928 2088 |
| Stage 2 Mei Foo Sun Chuen Branch | 19 Glee Path, Mei Foo Sun Chuen, Kowloon | 2370 8382 |
| Mei Foo VIP Centre | Shop N47-49, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon | 2742 8003 |
| Mei Foo Mount Sterling Mall Branch | 17-B Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon | 2742 6611 |
| Lai Chi Kok (Hong Kong Industrial Centre) Branch | A2, G/F, Hong Kong Industrial Centre, 491 Castle Peak Road, Kowloon | 2745 1491 |
| Lai Chi Kok Road Branch | 282-284 Lai Chi Kok Road, Sham Shui Po, Kowloon | 2728 7216 |
| Sham Shui Po Branch | 207-211 Nam Cheong Street, Sham Shui Po, Kowloon | 2777 0171 |
| Sham Shui Po (On Ning Building) Branch | 147-149 Castle Peak Road, Sham Shui Po, Kowloon | 2708 3678 |

## New Territories & Outlying Islands

| Branch | Address | Telephone |
|---|---|---|
| **Sha Tin District** | | |
| Jat Min Chuen Branch | Shop 1, G/F, Ming Yiu Lau, Jat Min Chuen, Sha Tin, New Territories | 2647 8784 |
| 41 Tai Wai Road Branch | 41-45 Tai Wai Road, Sha Tin, New Territories | 2929 4288 |
| 74 Tai Wai Road Branch | 74-76 Tai Wai Road, Sha Tin, New Territories | 2699 9523 |
| Fo Tan Branch | No 2, 1/F, Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, New Territories | 2691 7193 |
| Lucky Plaza Branch | Lucky Plaza, Wang Pok Street, Sha Tin, New Territories | 2605 6556 |
| City One Sha Tin Branch | Shop A, 16-20 Ngan Shing Commercial Centre, City One, Sha Tin, New Territories | 2648 8083 |
| Sha Tin VIP Centre | Shop 18, L1, Shatin Plaza, Sha Tin, New Territories | 2688 7668 |
| Sha Kok Estate Branch | Shop 39, Sha Kok Shopping Centre, Sha Kok Estate, Sha Tin, New Territories | 2648 0302 |
| Heng On Estate Branch | Shop 203, Commercial Centre, Heng On Estate, Ma On Shan, New Territories | 2642 0111 |
| Ma On Shan Plaza Branch | Shop 2103, Level 2, Ma On Shan Plaza, Sai Sha Road, Ma On Shan, New Territories | 2631 0063 |
| Lung Hang Estate Branch | 103 Lung Hang Commercial Centre, Sha Tin, New Territories | 2605 8618 |
| New Town Plaza Branch | Shop 608, Level 6 Phase 1, New Town Plaza, Sha Tin, New Territories | 2606 6163 |
| Sunshine City Branch | Shop 16, Blocks C & D, Sunshine City, Ma On Shan, New Territories | 2631 1011 |
| Lek Yuen Branch | No 1, Fook Hoi House, Lek Yuen Estate, Sha Tin, New Territories | 2605 3021 |
| **Tai Po District** | | |
| Tai Kwong Lane Branch | 16-22 Tai Kwong Lane, Tai Po Market, New Territories | 2652 2133 |
| Tai Po Branch | 68-70 Po Heung Street, Tai Po Market, New Territories | 2657 2121 |
| Tai Po Plaza Branch | Unit 4, Level 1 Tai Po Plaza, 1 On Tai Road, Tai Po, New Territories | 2665 5890 |
| On Chee Road Branch | Shop 10-11, Jade Plaza, 3 On Chee Road, Tai Po, New Territories | 2665 1966 |
| Fu Heng Estate Branch | Shop 1-2, Fu Heng Shopping Centre, Tai Po, New Territories | 2661 6278 |
| Fu Shin Estate Branch | Shop G11, Fu Shin Shopping Centre, Tai Po, New Territories | 2663 2788 |
| Kwong Fuk Road Branch | 40-50 Kwong Fuk Road, Tai Po Market, New Territories | 2658 2268 |

## Bank of China (Hong Kong) – Branch Network (continued)

| Branch | Address | Telephone |
|---|---|---|
| **Sai Kung District** | | |
| Sai Kung Branch | 7-11 Wan King Path, Sai Kung, New Territories | 2792 1465 |
| East Point City Branch | Shop 101, East Point City, Tseung Kwan O, New Territories | 2628 7238 |
| Hau Tak Estate Branch | Shop 7, Hau Tak Shopping Centre, Tseung Kwan O, New Territories | 2703 5203 |
| HKUST Branch | The Hong Kong University of Science & Technology, Clear Water Bay Road, New Territories | 2358 2345 |
| Tseung Kwan O Plaza Branch | Shop 112-125, Level 1, Tseung Kwan O Plaza, Tseung Kwan O, New Territories | 2702 0282 |
| Po Lam Estate Branch | Shop 207, Po Lam Shopping Centre, Po Lam Estate, Tseung Kwan O, New Territories | 2701 4962 |
| **Tsuen Wan District** | | |
| Tai Wo Hau Branch | 5-9 Tai Ha Street, Tai Wo Hau, Tsuen Wan, New Territories | 2429 0304 |
| 407 Castle Peak Road Branch | 407-411 Castle Peak Road, Tsuen Wan, New Territories | 2920 3211 |
| Clague Garden Branch | Shop 1-3, Commercial Complex, Clague Garden Estate, 24 Hoi Shing Road, Tsuen Wan, New Territories | 2412 2202 |
| Tsuen Wan Branch | 297-299 & 313 Sha Tsui Road, Tsuen Wan, New Territories | 2411 1321 |
| Castle Peak Road (Tsuen Wan) Wealth Management Centre | 167 Castle Peak Road, Tsuen Wan, New Territories | 2406 9932 |
| Castle Peak Road (Tsuen Wan) Branch | 201-207 Castle Peak Road, Tsuen Wan, New Territories | 2416 6577 |
| Tsuen Wan VIP Centre | 31-33 Chung On Street, Tsuen Wan, New Territories | 2406 8908 |
| Sham Tseng Branch | Shop G1 & G2, Rhine Garden, Sham Tseng, New Territories | 2491 0038 |
| Fuk Loi Estate Branch | 129-135 Sha Tsui Road, Tsuen Wan, New Territories | 2499 0755 |
| Texaco Road Branch | Shop A112, East Asia Gardens, 36 Texaco Road, Tsuen Wan, New Territories | 2414 4287 |
| **Kwai Tsing District** | | |
| Ha Kwai Chung Branch | 192-194 Hing Fong Road, Kwai Chung, New Territories | 2424 9823 |
| Sheung Kwai Chung Branch | 7-11 Shek Yi Road, Sheung Kwai Chung, New Territories | 2480 6161 |
| Cheung Hong Estate Branch | 201-202 Commercial Centre No 2, Cheung Hong Estate, Tsing Yi Island, New Territories | 2497 7718 |
| Cheung Fat Estate Branch | Shop 317, Cheung Fat Shopping Centre, Tsing Yi Island, New Territories | 2433 1689 |
| Cheung Hong Estate Commercial Centre Branch | 2 G/F, Commercial Centre, Cheung Hong Estate, Tsing Yi Island, New Territories | 2497 0325 |
| Maritime Square Branch | Shop 115, Maritime Square, Tsing Yi Island, New Territories | 2436 9298 |
| Lei Muk Shue Branch | Shop 22, Lei Muk Shue Shopping Centre, Kwai Chung, New Territories | 2428 5731 |
| Metroplaza Branch | Shop 260-265, Metroplaza, 223 Hing Fong Road, Kwai Chung, New Territories | 2420 2686 |
| Kwai Cheong Road Branch | 40 Kwai Cheong Road, Kwai Chung, New Territories | 2480 3311 |
| Kwai Chung Branch | 432-436 Castle Peak Road, Kwai Chung, New Territories | 2410 9133 |
| Kwai Chung Road Branch | 1009 Kwai Chung Road, Kwai Chung, New Territories | 2424 3021 |
| Kwai Chung Plaza Branch | A18-20, G/F, Kwai Chung Plaza, 7-11 Kwai Foo Road, Kwai Chung, New Territories | 2920 2468 |
| **Tuen Mun District** | | |
| Tuen Mun Town Plaza Branch | Shop 2, Tuen Mun Town Plaza Phase II, Tuen Mun, New Territories | 2450 8877 |
| Tuen Mun Wealth Management Centre | Shop 5, Level 1, North Wing, Trend Plaza, Tuen Mun, New Territories | 2404 9777 |
| Tuen Mun Fa Yuen Branch | Shop G & H, 6 Tsing Hoi Circuit, Tuen Mun, New Territories | 2458 1033 |
| Tuen Mun San Hui Branch | G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun, New Territories | 2457 3501 |
| Siu Hong Court Branch | 226 Commercial Centre, Siu Hong Court, Tuen Mun, New Territories | 2466 6703 |
| Leung King Estate Branch | Shop 211, Leung King Shopping Centre, Tuen Mun, New Territories | 2463 3855 |
| Kin Wing Street Branch | 24-30 Kin Wing Street, Tuen Mun, New Territories | 2465 2212 |
| Venice Gardens Branch | Shop13-15, G/F, Venice Gardens, Leung Tak Street, Tuen Mun, New Territories | 2455 1288 |
| Butterfly Estate Branch | Shop 123-130, Tip Ling House, Butterfly Estate, Tuen Mun, New Territories | 2920 5188 |

| Branch | Address | Telephone |
|---|---|---|
| **Yuen Long District** | | |
| Tai Tong Road Branch | Shop A135, 1/F, Hop Yick Plaza, 23 Tai Tong Road, Yuen Long, New Territories | 2479 211[illegible] |
| Yuen Long Branch | 102-108 Castle Peak Road, Yuen Long, New Territories | 2474 2211 |
| Castle Peak Road (Yuen Long) Branch | 162 Castle Peak Road, Yuen Long, New Territories | 2476 2193 |
| Yuen Long (Hang Fat Mansion) Branch | 8-18 Castle Peak Road, Yuen Long, New Territories | 2475 3777 |
| Tin Shui Estate Branch | Shop 108-109, Tin Shui Shopping Centre, Tin Shui Wai, New Territories | 2445 8728 |
| Kau Yuk Road Branch | 18-24 Kau Yuk Road, Yuen Long, New Territories | 2473 2833 |
| Kingswood Villas Branch | A189 Kingswood Richly Plaza, Tin Shui Wai, New Territories | 2448 3313 |
| Kingswood Ginza Branch | Shop G73, Phase 1 Kingswood Ginza, Tin Shui Wai, New Territories | 2616 42[illegible]3 |
| **North District** | | |
| Sheung Shui Branch | 61 San Fung Avenue, Sheung Shui, New Territories | 2671 01[illegible]5 |
| Sheung Shui VIP Centre | 33 San Fung Avenue, Sheung Shui, New Territories | 2639 9213 |
| Landmark North Branch | Shop 351, Landmark North, Sheung Shui, New Territories | 2670 3131 |
| Sha Tau Kok Branch | Block 16-18, Sha Tau Kok Chuen, Sha Tau Kok, New Territories | 2674 4011 |
| Flora Plaza Branch | Shop 28, Flora Plaza, 88 Pak Wo Road, Fanling, New Territories | 2675 6683 |
| Fanling Centre Branch | Shop 2D-E & H, Fanling Centre, Fanling, New Territories | 2669 7899 |
| Choi Yuen Estate Branch | Shop 4, F3 level, Commercial Centre, Choi Yuen Estate, Sheung Shui, New Territories | 2671 6783 |
| 136 San Fung Ave Branch | 136 San Fung Avenue, Sheung Shui, New Territories | 2670 6[illegible]38 |
| Luen Wo Market Branch | 17-19 Wo Fung Street, Luen Wo Market, Fanling, New Territories | 2675 5[illegible]13 |
| Luen Shing Street Branch | Shop B, 10-16 Luen Shing Street, Luen Wo Market, Fanling, New Territories | 2675 6113 |
| **Outlying Island District** | | |
| Cheung Chau Branch | 53-55 Tai Sun Street, Cheung Chau, New Territories | 2981 0321 |
| Hong Kong International Airport Branch | Unit 7T075, Passenger Terminal Building, Hong Kong International Airport | 2326 1383 |

## Mainland Branches

| Branch | Address | Telephone |
|---|---|---|
| Shenzhen Branch | G/F, The Kwangtung Provincial Bank Building, 1013 Ren Min Nan Road, Shenzhen, China | (86-755) 8233 0230 |
| Shenzhen Baoan Sub-Branch | Unit 108 Xushida Garden, Xin An Si Road, Baoan District 34-2, Shenzhen, China | (86-755) 2785 3302 |
| Shenzhen Futian Sub- Branch | 1/F, Shen Ye Garden Club House, Caitian Road, Futian District, Shenzhen, China | (86-755) 8294 7929 |
| Shantou Branch | G/F, 3 Yingbin Road, Shantou, China | (86-754) 826 [illegible]266 |
| Shanghai Branch | Room A103-A107, Tomorrow Square, 389 Nanjing West Road, Shanghai, China | (86-21) 2306 9090 |
| Qingdao Branch | G/F, 6 Yun Xiao Road, Qingdao, China | (86-532) 8573 [illegible]828 |

## Network & Corporate Banking Centres

| Network & Centres | Address | Telephone |
|---|---|---|
| Corporate Business | 10/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 5889 |
| Corporate Finance | 10/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 5491 |
| Commercial Business I | 9/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 5409 |
| Commercial Business II | 9/F, Bank of China Tower, 1 Garden Road, Hong Kong | 3419 3555 |
| Commercial Business III | Unit 702-706, The Gateway Tower 3 (Prudential Tower), 21 Canton Road, Tsim Sha Tsui, Kowloon | 2247 8888 |
| Financial Institutions Business (Banks) | 33/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2903 6666 |
| Financial Institutions Business (Non-Banks) | 33/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6888 |
| Hong Kong Central & West Commercial Centre<br>Hong Kong Central & West SME Centre | 24/F, Bank of China Tower, 1 Garden Road, Hong Kong | 3419 3513 |
| Hong Kong East Commercial Centre<br>Hong Kong East SME Centre | 3/F, Eastern Commercial Centre, 393-407 Hennessy Road, Wan Chai, Hong Kong | 2833 8790 |
| Kowloon East Commercial Centre<br>Kowloon East SME Centre | Room 607-610, 6/F, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon | 3406 7300 |

## Network & Corporate Banking Centres (continued)

| Network & Centres | Address | Telephone |
|---|---|---|
| Kowloon East Commercial Centre San Po Kong Office<br>San Po Kong SME Centre | Room 601, 6/F, Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon | 2263 4900 |
| Kowloon East Commercial Centre Hung Hom Office<br>Hung Hom SME Centre | Room 507, 5/F, Tower A, Hung Hom Commercial Centre, 37-39 Ma Tau Wai Road, Kowloon | 2197 0188 |
| Kowloon West Commercial Centre<br>Kowloon West SME Centre | 3/F - 7/F & 9/F, Kwangtung Provincial Bank Building, 589 Nathan Road, Mong Kok, Kowloon | 3412 1688 |
| New Territories East Commercial Centre<br>New Territories East SME Centre | 3/F, 68-70 Po Heung Street, Tai Po Market, Tai Po, New Territories | 2654 3222 |
| New Territories East Commercial Centre Fo Tan Office<br>Fo Tan SME Centre | Room 1408-1411, 14/F, Shatin Galleria, 8-24 Shan Mei Street, Fo Tan, New Territories | 2687 5665 |
| New Territories West Commercial Centre<br>New Territories West SME Centre | Room 1720-1724, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, New Territories | 3412 7044 |
| New Territories West Commercial Centre Yuen Long Office<br>Yuen Long SME Centre | 4/F, The Kwangtung Provincial Bank Building, 102-108 Castle Peak Road, Yuen Long, New Territories | 2442 8788 |
| Causeway Bay Commercial Services Centre | 2/F, 18 Percival Street, Causeway Bay, Hong Kong | 2892 7032 |
| Cheung Sha Wan Commercial Services Centre | Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon | 2310 5923 |
| Trade Finance Trade Product | 5/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon | 3198 3544 |
| Trade Finance Trade Services Centre | 5/F-10/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon | 3198 3388 |

## Nanyang Commercial Bank – Branch Network

| Branch | Address | Telephone |
|---|---|---|
| Head Office | 151 Des Voeux Road, Central, Hong Kong | 2852 0888 |
| **Hong Kong Island** | | |
| Western Branch | 128 Bonham Strand East, Sheung Wan, Hong Kong | 2851 1100 |
| Causeway Bay Branch | 472 Hennessy Road, Causeway Bay, Hong Kong | 2832 9888 |
| Happy Valley Branch | 29 Wong Nei Chung Road, Happy Valley, Hong Kong | 2893 3383 |
| Kennedy Town Branch | 86 Belcher's Street, Kennedy Town, Hong Kong | 2817 1946 |
| Quarry Bay Branch | 1014 King's Road, Quarry Bay, Hong Kong | 2563 2286 |
| Des Voeux Road West Branch | 334 Des Voeux Road West, Hong Kong | 2540 4532 |
| Aberdeen Branch | 171 Aberdeen Main Road, Aberdeen, Hong Kong | 2553 4115 |
| North Point Branch | 351 King's Road, North Point, Hong Kong | 2566 8116 |
| Sheung Wan Branch | 21 Connaught Road West, Sheung Wan, Hong Kong | 2559 0888 |
| Sai Wan Ho Branch | 63 Shaukeiwan Road, Sai Wan Ho, Hong Kong | 2567 0315 |
| Wanchai Branch | 123 Johnston Road, Wanchai, Hong Kong | 2574 8118 |
| Causeway Centre Branch | Shop 16, Causeway Centre, 28 Harbour Road, Wanchai, Hong Kong | 2827 6338 |
| Central District Branch | 56-58 Wellington Street, Central, Hong Kong | 2522 5011 |
| Sunning Road Branch | 8 Sunning Road, Causeway Bay, Hong Kong | 2882 7668 |
| **Kowloon** | | |
| Mongkok Branch | 727 Nathan Road, Mongkok, Kowloon | 2394 8206 |
| Yaumati Branch | 309 Nathan Road, Yaumati, Kowloon | 2782 9888 |
| Ferry Point Branch | Shops D-F, G/F, Best-O-Best Commercial Centre, 32-36 Ferry Street, Yaumati, Kowloon | 2332 0738 |
| Homantin Branch | 71A Waterloo Road, Homantin, Kowloon | 2715 7518 |
| Nathan Road Branch | 570 Nathan Road, Mongkok, Kowloon | 2780 0166 |
| Laichikok Road Branch | 236 Laichikok Road, Shamshuipo, Kowloon | 2396 4164 |
| Jordan Road Branch | 20 Jordan Road, Yaumati, Kowloon | 2735 3301 |
| Tokwawan Branch | 62 Tokwawan Road, Kowloon | 2764 6666 |
| Kwun Tong Branch | 410 Kwun Tong Road, Kowloon | 2389 6266 |
| Tsimshatsui Branch | Shop A, 1/F, Hong Kong Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon | 2376 3988 |
| Hunghom Branch | 69A Wuhu Street, Hunghom, Kowloon | 2362 2301 |
| Shamshuipo Branch | 198-200 Tai Po Road, Shamshuipo, Kowloon | 2777 0147 |
| Yee On Street Branch | Shops 4-6, G/F, Yee On Centre, 45 Hong Ning Road, Kowloon | 2790 6688 |
| Peninsula Centre Branch | Shop G48 Peninsula Centre, 67 Mody Road, Tsim Sha Tsui, Kowloon | 2722 0823 |
| San Po Kong Branch | 41-45, Yin Hing Street, San Po Kong, Kowloon | 2328 5555 |
| Kowloon City Branch | 86 Nga Tsin Wai Road, Kowloon City, Kowloon | 2716 6033 |
| Laguna City Branch | Shop No. 26, Phase 1 Laguna City, Cha Kwo Ling Road, Kowloon | 2772 3336 |
| **New Territories** | | |
| Kwai Chung Branch | 100 Lei Muk Road, Kwai Chung, New Territories | 2480 1118 |
| Tai Po Branch | Shop No. 11, G/F, Treasure Garden, 1 On Chee Road, Tai Po, New Territories | 2656 5201 |
| Yuen Long Branch | G/F, Tung Yik Building Tai Tong Road, Yuen Long, New Territories | 2479 0231 |
| Ha Kwai Chung Branch | 180 Hing Fong Road, Kwai Chung, New Territories | 2429 4242 |
| Tsuen Wan Branch | 78 Chung On Street, Tsuen Wan, New Territories | 2492 0243 |
| Sheung Shui Branch | 31 Fu Hing Street, Sheung Shui, New Territories | 2679 4333 |
| Tuen Mun Branch | Forward Mansion, Yan Ching Circuit, Tuen Mun, New Territories | 2459 8181 |
| Shatin Branch | Shop 7-8, Lucky Plaza, Shatin, New Territories | 2605 9188 |
| Luk Yeung Sun Chuen Branch | P2A-C, 1/F, Luk Yeung Galleria, 22-26 Wai Tsuen Road, Tsuen Wan, New Territories | 2498 4411 |
| Sai Kung Branch | Shop 11-12 Sai Kung Garden, Man Nin Street, New Territories | 2791 1122 |
| **The Mainland of China** | | |
| Shenzhen Branch | Nanyang Mansion, 2002 Kin Chit Road, Shenzhen, China | (86-755) 2515 6333 |
| Shenzhen Shekou Sub-Branch | Shekou Finance Centre, Taizi Road, Shenzhen, China | (86-755) 2682 8788 |
| Haikou Branch | Room 702-703, 7/F, Haikou Nanyang Building, 81 Bin Hai Avenue, Haikou, Hainan Province, China | (86-898) 6851 2538 |
| Guangzhou Branch | 4/F, CITIC Plaza, 233 Tianhe North Road, Guangzhou, China | (86-20) 3891 2668 |
| Dalian Branch | 1/F, Li Yuan Mansion, 16-18 Mingze Street, Dalian, Liaoning Province, China | (86-411) 8282 3636 |
| Beijing Branch | Level 1A, Regent Court, No. 88, Jian Guo Men Wai Da Jie, Beijing, China | (86-10) 6568 4728 |
| **Overseas** | | |
| San Francisco Branch | 31/F, 50 California Street, San Francisco, CA94111, USA | (1-415) 398 8866 |

## Chiyu Banking Corporation – Branch Network

| Branch | Address | Telephone |
|---|---|---|
| Head Office | 78 Des Voeux Road Central, Hong Kong | 2843 0111 |
| **Hong Kong Island** | | |
| North Point Branch | 390-394 King's Road, North Point, Hong Kong | 2570 6381 |
| Wanchai Branch | 325 Hennessy Road, Wanchai, Hong Kong | 2572 2823 |
| Sheung Wan Branch | 22-24 Bonham Strand West, Hong Kong | 2544 1678 |
| Western Branch | 443 Queen's Road West, Hong Kong | 2548 2298 |
| Quarry Bay Branch | 967-967A, King's Road, Quarry Bay, Hong Kong | 2811 3131 |
| **Kowloon** | | |
| Hung Hom Branch | 23-25 Gillies Avenue, Hung Hom, Kowloon | 2362 0051 |
| Kwun Tong Branch | 42-44 Mut Wah Street, Kwun Tong, Kowloon | 2343 4174 |
| Sham Shui Po Branch | 235-237 Laichikok Road, Kowloon | 2789 8668 |
| San Po Kong Branch | 61-63 Hong Keung Street, San Po Kong, Kowloon | 2328 5691 |
| Yau Ma Tei Branch | 117-119 Shanghai Street, Yaumatei, Kowloon | 2332 2533 |
| Castle Peak Road Branch | 226-228 Castle Peak Road, Kowloon | 2720 5187 |
| Kowloon Bay Branch | Shop No. 10 G/F, Kai Lok House, Kai Yip Estate, Kowloon Bay, Kowloon | 2796 8968 |
| Tokwawan Branch | G/F, Shop No. 11-13, 78 Tokwawan Road, Kowloon | 2765 6118 |
| Tsz Wan Shan Branch | Shop 703A, 7/F, Tsz Wan Shan Shopping Centre, 23 Yuk Wah Street, Tsz Wan Shan, Kowloon | 2322 3313 |
| **New Territories** | | |
| Tuen Mun Yau Oi Estate Branch | Shop No. 103-104, G/F, Restaurant Block, Yau Oi Estate, Tuen Mun, New Territories | 2452 3666 |
| Kwai Hing Estate Branch | Shop No. 1, G/F, Hing Yat House, Kwai Hing Estate, Kwai Chung, New Territories | 2487 3332 |
| Tai Po Tai Wo Estate Branch | Shop No. 112-114, G/F, On Wo House, Tai Wo Estate, Tai Po, New Territories | 2656 3386 |
| Belvedere Garden Branch | Shop No. 5A, G/F, Belvedere Square, Tsuen Wan, New Territories | 2411 6789 |
| Tsuen Wan Branch | Shop No. 1 & 1d, Level 2, Discovery Park Commercial Centre, Tsuen Wan, New Territories | 2413 8111 |
| Shatin Sui Wo Court Branch | Shop No. F7, Commercial Centre, Sui Wo Court, Shatin, New Territories | 2601 5888 |
| Ma On Shan Branch | Shop 313, Level 3, Ma On Shan Plaza, Bayshore Tower, Ma On Shan, New Territories | 2640 0733 |
| Sheung Tak Estate Branch | Shop No. 238, Sheung Tak Shopping Centre, Sheung Tak Estate, Tseung Kwan O, New Territories | 2178 2278 |
| **The Mainland of China** | | |
| Xiamen Branch | 1/F, 859 Xiahe Road, Xiamen, Fujian Province, China | (86-592) 5851 691 |
| Fuzhou Branch | 1/F, International Building, 210 Wusi Road, Fuzhou Fujian Province, China | (86-591) 8781 0078 |

**Be environmentally friendly for our better future**

As a good corporate citizen, we do not use lamination and spot UV as normally adopted by the industry in our annual report 2006. Instead, we use varnishing, an environmentally friendly technique. The whole report is also printed on recyclable and elemental chlorine free paper. This demonstrates our efforts in working for the betterment of our future generations.

DESIGN AND PRODUCTION: THE DESIGN ASSOCIATES LTD. www.tda.com.hk

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website www.bochk.com

THIS REPORT IS PRINTED ON ENVIRONMENTALLY FRIENDLY AND ELEMENTAL CHLORINE FREE PAPER

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold all** your shares in BOC Hong Kong (Holdings) Limited (中銀香港（控股）有限公司), you should at once hand this circular and the accompanying proxy form and, if applicable, the Annual Report 2006 or the Summary Financial Report 2006 to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)



# Notice of Annual General Meeting

# and

# Proposed General Mandates to Issue and Repurchase Shares

A notice convening the Annual General Meeting of BOC Hong Kong (Holdings) Limited to be held at Meeting Room 201, Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong (please use Expo Drive entrance) on Wednesday, 23 May 2007 at 3:00 p.m. (registration will begin at 2:30 p.m.) is set out in this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon, to the registered office of BOC Hong Kong (Holdings) Limited at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion of the proxy form and its return will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

20 April 2007

# CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

| | |
|---|---|
| "ADS" | means American Depository Shares of the Company; |
| "AGM" | means the annual general meeting of the Company convened to be held on Wednesday, 23 May 2007 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 201, Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong; |
| "Board" or "Board of Directors" | means the Board of Directors of the Company; |
| "BOC" | means Bank of China Limited, a joint stock commercial bank with limited liability established under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively; |
| "BOCHK" | means Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company; |
| "Central SAFE" | means Central SAFE Investments Limited; |
| "Committee(s)" | means the committee(s) established by the Board of Directors from time to time; |
| "Companies Ordinance" | means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong; |
| "Company" | means BOC Hong Kong (Holdings) Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange; |
| "Group" | means the Company and its subsidiaries; |
| "Hong Kong" | means the Hong Kong Special Administrative Region of the PRC; |
| "Latest Practicable Date" | means 10 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein; |
| "Listing Rules" | means the Rules Governing the Listing of Securities on the Stock Exchange; |
| "PRC" | means the People's Republic of China; |
| "Share(s)" | means the share(s) of HK$5.00 each in the share capital of the Company; |
| "Share Repurchase Mandate" | means the proposed general mandate to repurchase shares; |
| "Share Repurchase Resolution" | means the proposed resolution to approve the grant of the Share Repurchase Mandate; and |
| "Stock Exchange" | means The Stock Exchange of Hong Kong Limited. |

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

*Board of Directors:*
* Mr. XIAO Gang (Chairman)
* Mr. SUN Changji (Vice-chairman)
Mr. HE Guangbei (Vice-chairman and Chief Executive)
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Mdm. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. KOH Beng Seng
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Mr. TUNG Savio Wai-Hok
** Mdm. YANG Linda Tsao

* *non-executive directors*
** *independent non-executive directors*

*Registered Office:*
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

20 April 2007

Dear Shareholder,

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Wednesday, 23 May 2007 at 3:00 p.m. at the Hong Kong Convention and Exhibition Centre. **The AGM offers a valuable opportunity for you to meet the members of our Board and Senior Management and to raise queries on the operation, management and other issues relating to the Group.**

The items of business to be considered at the AGM are described in detail in the notice of the AGM which follows this letter. **Your participation at the AGM is very important and you can exercise your right to vote whether you choose to attend the meeting or not.** If you are unable to attend the AGM in person, we encourage you to vote by completing and returning the enclosed proxy form. Even if you have done so, you may still attend and vote in person at the AGM if you so wish.

We believe sound corporate governance is crucial to our development in the long term and we aspire to a high standard of governance. **As part of our ongoing efforts to enhance our corporate governance and transparency, we have provided in this circular background information to the resolutions to be proposed at the AGM** (see Appendix I), **biographical details of the retiring Directors** (see Appendix II) **and information on voting and other issues relating to the AGM** in the form of "Frequently Asked Questions" (see Appendix IV) so that shareholders have a better understanding of their rights and can make an informed decision in relation to the subject matters of the AGM.

According to the Company's Articles of Association, at general meetings of the Company, votes can be taken either by a show of hands or on a poll. On a show of hands, one shareholder has one vote whereas on a poll, one shareholder has one vote for each share he/she is holding. In general, a resolution will be voted on by a show of hands unless a poll is demanded before or on the declaration of the result of the show of hands by: (a) the Chairman of the meeting; or (b) at least 3 shareholders present at the meeting in person or by proxy; or (c) any shareholder or shareholders holding in aggregate not less than 10% of the Company's issued share capital. In addition, the chairman of a meeting and/or directors who, individually or collectively, hold proxies in respect of Shares representing 5% or more of the total voting rights at a particular meeting shall demand a poll in certain circumstances where, on a show of hands, a meeting votes in the opposite manner to that instructed in those proxies. **As a good corporate governance practice, the Board of Directors has resolved that as a matter of policy, all resolutions put to shareholders at general meetings will be voted on by poll.** For such purpose, we have engaged Computershare Hong Kong Investor Services Limited, the Company's share registrar, to act as the scrutineer. **Results of the poll voting will be published in the press and on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk.**

**The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole.** Accordingly, the Board recommends that shareholders vote in favour of the proposed resolutions.

We look forward to seeing you and answering your questions at the AGM.

Yours faithfully,
**XIAO Gang**
*Chairman*

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company")

# NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the Company will be held on Wednesday, 23 May 2007 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 201, Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong (please use Expo Drive entrance) for the purpose of transacting the following business:

**ORDINARY BUSINESS**

1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31 December 2006.

2. To declare a final dividend of HK$0.447 per share for the year ended 31 December 2006.

3. To re-elect Directors.

4. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration.

**SPECIAL BUSINESS**

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

5. "**THAT**:

(A) subject to paragraph (B) of this Resolution, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue; or

(ii) the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time; or

(iv) any share option scheme or savings-based share option plans or similar arrangement for the time being adopted by the Company for the grant or issue to eligible participants of such scheme, plan or arrangement of Shares or rights to acquire Shares, including without limitation pursuant to the rules of the Company's 2002 Share Option Scheme and 2002 Sharesave Plan, both of which were adopted by shareholders of the Company on 10 July 2002,

shall not exceed the aggregate of:

(a) 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution; and

(b) (if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of the issued share capital of the Company purchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Rights Issue" means an offer of Shares open for a period fixed by the Board of Directors to the holders of Shares whose names appear on the Register of Members of the Company (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase Shares on the relevant register) on a fixed record date in proportion to their holdings of such Shares (and, if appropriate, such warrants and other securities) as at that date (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii) "Shares" means ordinary shares of HK$5.00 each in the capital of the Company."

6. "**THAT**:

(A) subject to paragraph (B) of this Resolution, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time), be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Shares" means ordinary shares of HK$5.00 each in the capital of the Company."

7. "**THAT** conditional on the passing of Resolutions 5 and 6, the general mandate granted to the Board of Directors to exercise the powers of the Company to allot, issue, grant, distribute or otherwise deal with additional shares in the Company pursuant to Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the issued share capital of the Company purchased by the Company under the general mandate granted pursuant to Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing Resolutions 5 and 6."

By Order of the Board
**Jason C.W. Yeung**
*Company Secretary*

Hong Kong, 20 April 2007

*Registered Office:*
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

*Notes:*

1. As a good corporate governance practice, the Board of Directors has resolved that as a matter of policy, all resolutions put to shareholders at general meetings will be voted on by poll.

2. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.

3. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the registered office of the Company at least 48 hours before the time fixed for holding the meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he/she so wish.

4. The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the proposed final dividend, from Thursday, 17 May 2007 to Tuesday 22 May 2007 (both days inclusive), during which period no transfer of shares can be registered. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 16 May 2007.

5. In relation to Resolution 3, each of the retiring Independent Non-executive Directors, namely, Mr. Tung Chee Chen and Mdm. Linda Tsao Yang, has given an annual confirmation of his/her independence to the Company. Based on such confirmation and the information available to the Board, and by reference to the "Policy on Independence of Directors" previously adopted by the Board, the Board considers that Mr. Tung and Mdm. Yang are independent. Further, in view of their extensive knowledge and experience, the Board believes that their re-election is in the best interests of the Company and the shareholders as a whole.

6. In relation to Resolution 6, an explanatory statement (as required by the Listing Rules) is set out in Appendix III of this circular.

7. By Resolutions 5 and 7, approval is being sought from members, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to 20% or 10% (as the case may be) of the issued share capital of the Company, together with such number of shares as may be purchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7.

8. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding. Accordingly, investors who wish to have joint shareholding in the Company should bear in mind the above provisions when they decide how they wish their shares to be registered.

**1. Audited financial statements for the year ended 31 December 2006**

The results of the Group for the year ended 31 December 2006 are set out in the Company's Annual Report 2006 and a summary thereof is contained in the Company's Summary Financial Report 2006. Both Reports are available in English and Chinese and may be downloaded from the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk. You may also obtain a copy of either Report (in English or Chinese or both) free of charge from the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

If you have any queries about how to obtain copies of the Reports or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

**2. Declaration of 2006 final dividend**

The Board has recommended a final dividend of HK$0.447 per share which is subject to approval of shareholders at the AGM. If approved, the final dividend will be paid on Wednesday, 30 May 2007 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 22 May 2007. Together with the interim dividend of HK$0.401 per share declared in August 2006, the total dividend payout for 2006 would be HK$0.848 per share.

**3. Re-election of Directors**

In accordance with Article 98 of the Company's Articles of Association, at each annual general meeting, one-third of the Directors or the nearest number to but not less than one-third of the Directors shall retire from office by rotation and be eligible for re-election. Mr. Sun Changji, Mr. Hua Qingshan, Mr. Zhou Zaiqun, Mr. Tung Chee Chen and Mdm. Yang Linda Tsao will retire by rotation at the AGM and, being eligible, offer themselves for re-election. Notwithstanding the provisions of the Companies Ordinance, separate resolutions will be proposed for the re-election of each of the aforesaid retiring directors.

Information on the retiring Directors' biographical details and attendance records at Board and Committee meetings (if any) is set out in Appendix II of this circular.

All of the retiring non-executive Directors are appointed for a term of approximately 3 years subject to rotation in accordance with the Company's Articles of Association. The aforesaid 3 years term will commence from the date of the annual general meeting in the year when their respective original term expires until the date of the third annual general meeting thereafter. Formal letters of appointment are in place to set out the key terms and conditions relative to their appointment. No retiring Director has a service contract with the Company.

As a Director of the Company, each of the retiring Directors is entitled to receive a Director's fee of HK$200,000 per annum together with additional fees for any service on Board Committee(s), that is HK$100,000 per annum as a Committee chairman and HK$50,000 per annum as a Committee member. The level of aforesaid fees were determined with reference to the duties and responsibilities with the Company and prevailing market conditions, and were approved by the shareholders at previous general meetings of the Company.

Each of the retiring Independent Non-executive Directors, namely, Mr. Tung Chee Chen and Mdm. Linda Tsao Yang, has given an annual confirmation of his/her independence to the Company. Based on such confirmation and the information available to the Board, and by reference to the "Policy on Independence of Directors" previously adopted by the Board which sets out more stringent independence criteria than those contained in the Listing Rules, the Board considers that Mr. Tung and Mdm. Yang are independent. Further, in view of their extensive knowledge and experience, the Board believes that their re-election is in the best interests of the Company and the shareholders as a whole.

Mr. Sun was Vice Chairman of BOC from 2000 to 2004 and Executive Vice President of BOC from 1999 to 2004. Mr. Hua is currently an Executive Director and Executive Vice President of BOC. Mr. Zhou is currently an Executive Vice President of BOC and was a Managing Director of BOC from 2000 to 2004. BOC is the Company's controlling shareholder. Save as disclosed aforesaid, none of the retiring Directors has any relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

All of the retiring directors are also directors of BOCHK, the principal operating subsidiary of the Company. In addition, Mr. Zhou is also Chairman of BOC Credit Card (International) Limited, a wholly-owned subsidiary of BOCHK. Save as disclosed aforesaid, none of the retiring Directors hold any position with the Company or any of its subsidiaries.

Mr. Sun, Mr. Hua and Mr. Zhou were granted options by BOC Hong Kong (BVI) Limited, the Company's immediate holding company, pursuant to a Pre-listing Share Option Scheme to purchase Shares of the Company. As at 31 December 2006, Mr. Sun, Mr. Hua and Mr. Zhou had outstanding options to purchase 1,590,600, 1,446,000 and 1,446,000 Shares respectively pursuant to the said Scheme, representing 0.015%, 0.014% and 0.014% respectively of the issued share capital of the Company as at the Latest Practicable Date. Further details of such options are set out in the Report of the Directors of the Company's Annual Report 2006. Save as disclosed aforesaid, none of the retiring Directors has any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Finally, in respect of each of the retiring Directors, there is nothing which needs to be disclosed pursuant to Rule 13.51(2) sub-paragraphs (h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders.

## 4. Re-appointment of Auditors

Pursuant to the "Policy on External Auditors" approved by the Board in 2005, the Audit Committee reviewed and monitored and was satisfied with the independence and objectivity of PricewaterhouseCoopers, the Group's external auditors, and the effectiveness of their audit procedures, based on the principles and standards set out in the policy that were in line with international best practices. Upon the recommendation of the Audit Committee, the Board will propose that PricewaterhouseCoopers be re-appointed as auditors of the Group at the AGM. Subject to authorisation by the shareholders, the Board will authorise the Audit Committee to determine the remuneration of PricewaterhouseCoopers.

For 2006, the fee charged by PricewaterhouseCoopers was HK$37 million, of which HK$29 million was for audit services and HK$8 million related to other services. For 2005, the fee charged by PricewaterhouseCoopers was HK$35 million, of which HK$27 million was for audit services and HK$8 million related to other services.

The Audit Committee was satisfied that the non-audit services did not affect the independence of PricewaterhouseCoopers. The non-audit service fees comprised mainly the tax-related services fee of HK$2.4 million and the due diligence fee of HK$4.9 million.

## 5. General Mandates to issue and repurchase shares

By resolutions passed by the shareholders at the annual general meeting of the Company held on 26 May 2006, the Board was granted general mandates (i) to allot, issue and otherwise deal with Shares up to 20%, or in the case of issue of Shares solely for cash and unrelated to any asset acquisition, 10% of the issued share capital of the Company as at the date of passing the said resolutions, plus the aggregate number of Shares purchased by the Company; and (ii) to purchase Shares of the Company on the Stock Exchange up to 10% of the issued share capital of the Company as at the date of passing the said resolutions. Under the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the AGM, unless renewed at that meeting.

The Board is aware of investor concerns on possible dilution of shareholders' value resulting from the exercise of the general mandate to issue Shares. Further, the Company is fully committed to adopt a high standard of corporate governance. Accordingly, in conjunction with the renewal of the general mandate to issue and allot Shares at the AGM, the Board proposes, as in the previous year, to restrict the mandate to 10% (as opposed to 20%) of the Company's issued share capital as at the date of shareholders' approval if the Shares are issued solely for cash and unrelated to any asset acquisition but otherwise, the mandate will remain 20%. As further safeguard of shareholders' rights, the Board has adopted the following internal policies for the exercise of such power in the case of an issue of Shares solely for cash:

(a) The Board will not exercise the mandate at a discount that will result in significant dilution of shareholders' value.

(b) The Board will have regard to factors such as the Group's capital adequacy ratio and in particular, its Tier 1 capital, cost and benefit of raising Tier 2 capital, need for cash for the Group's business development, the principle that shareholders should be treated equally and even handedly, pro-rata rights of shareholders and the alternative of doing a rights issue.

The exercise of the Share Repurchase Mandate, on the other hand, will generally lead to an enhancement in shareholders' value in terms of, among others, net assets or earnings per share and return on equity. Accordingly, the Board proposes to maintain the Share Repurchase Mandate at 10% of the Company's issued share capital as at the date of shareholders' approval, as in year 2006. Again, for better corporate governance, the Board has adopted the following internal policies for the exercise of such power:

(a) The Board will exercise the power upon the occurrence of the triggering events, namely:

- Market price of the Shares is lower than the fair value of the Shares.
- The Group has surplus funds which is in excess of its short to mid term development requirements.
- The Board considers it proper and appropriate to exercise the power for enhancing the return on equity or net assets or earnings per Share of the Company.

(b) In general, such purchases will be made on the Stock Exchange. However, if it is expected that the size of the purchases may lead to a disorderly market for the Shares, then the Board will consider to make the purchases through a general offer, i.e. in proportion to the shareholding of all existing shareholders.

(c) The purchase price should not be higher than the fair value of the Shares.

As at the Latest Practicable Date, the issued share capital of the Company comprised 10,572,780,266 Shares. Subject to the passing of the relevant ordinary resolutions and on the basis that no further Shares would be issued or repurchased prior to the AGM, exercise in full of the 20% and 10% general mandate to issue shares would result in the issue of 2,114,556,053 and 1,057,278,026 Shares respectively and the exercise in full of the Share Repurchase Mandate would result in the repurchase of 1,057,278,026 Shares.

The full text of the resolutions to renew the general mandate to allot and issue Shares and the Share Repurchase Mandate is set out in the notice of the AGM contained in this circular. The explanatory statement required by the Listing Rules to be sent to shareholders in connection with the Share Repurchase Mandate is set out in Appendix III to this circular.

To enable shareholders to make an informed decision on the election or re-election (as the case may be) of the retiring Directors, we set out below the biographical details and attendance records at Board and Committee meetings (if any) of the retiring Directors for the information of shareholders.

1. **Mr. SUN Changji**, *Vice Chairman*

Aged 64 and appointed on 17 September 2001, is Vice Chairman of the Board of Directors and Chairman of the Nomination and Remuneration Committee of the Company and BOCHK. He is also a director of BOC Hong Kong (BVI) Limited and BOC Hong Kong (Group) Limited. Mr. Sun was Vice Chairman of BOC from 2000 to 2004 and Executive Vice President of BOC from 1999 to 2004. He was concurrently the President of China Orient Asset Management Corporation from 1999 to 2001. In 2003, Mr. Sun was elected as a member of the Tenth National Committee of the Chinese People's Political Consultative Conference. Mr. Sun is a senior engineer (professor). He was the First Deputy Director-General of the State Administration of Machinery Industry of the PRC from 1998 to 1999 and Vice Minister of the Ministry of Machinery Industry of the PRC from 1993 to 1998. Prior to that, he was a Deputy Director-General of the Production Department of the Ministry of Machinery Industry from 1991 to 1993. Mr. Sun graduated from Tsinghua University in 1966 with a bachelor's degree.

Mr. Sun has attended all 7 Board meetings and all 5 Nomination and Remuneration Committee meetings held in 2006.

2. **Mr. HUA Qingshan**, *Non-executive Director*

Aged 54 and appointed on 17 June 2002, is a Non-executive Director and a member of the Risk Committee and Strategy and Budget Committee of the Company and BOCHK. Mr. Hua is also Executive Director and Executive Vice President of BOC. He was Chairman of BOC Credit Card (International) Limited from 1996 to 2005 and Executive Assistant President of BOC from June 1994 to December 1998. Mr. Hua graduated from Peking University in 1984 and obtained a master's degree from Hunan University in 1996.

Mr. Hua has attended all 7 Board meetings, 4 out of 6 Risk Committee meetings and 4 out of 5 Strategy and Budget Committee meetings held in 2006.

3. **Mr. ZHOU Zaiqun**, *Non-executive Director*

Aged 54 and appointed on 17 June 2002, is a Non-executive Director and a member of the Audit Committee and Strategy and Budget Committee of the Company and BOCHK. He is also Chairman of BOC Credit Card (International) Limited. Mr. Zhou is currently an Executive Vice President of BOC and was a Managing Director of BOC from 2000 to 2004. He has over 20 years' experience in the banking industry. He was General Manager of the Industrial and Commercial Bank of China ("ICBC"), Beijing Branch from 1999 to 2000 and General Manager of the Planning and Financial Department of ICBC from 1997 to 1999. Mr. Zhou obtained a master's degree from Northeast Institute of Finance and Economics in 1996.

Mr. Zhou has attended all 7 Board meetings, all 6 Audit Committee meetings and 4 out of 5 Strategy and Budget Committee meetings held in 2006.

4. **Mr. TUNG Chee Chen**, *Independent Non-executive Director*

Aged 64 and appointed on 17 June 2002, is an Independent Non-executive Director and a member of the Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Mr. Tung is also the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He is an Independent Non-executive Director of a number of listed companies, including Zhejiang Expressway Company Limited, PetroChina Company Limited, Wing Hang Bank Limited, U-Ming Marine Transport Corp., Sing Tao News Corporation Limited and Cathay Pacific Airways Limited. Mr. Tung was educated at the University of Liverpool, United Kingdom, where he obtained a bachelor's degree in science in 1964. He later obtained a master's degree in mechanical engineering from the Massachusetts Institute of Technology in 1966.

Mr. Tung has attended all 7 Board meetings, 5 out of 6 Audit Committee meetings and all 5 Nomination and Remuneration Committee meetings held in 2006.

5. **Mdm. YANG Linda Tsao**, *Independent Non-executive Director*

Aged 80 and appointed on 12 November 2003, is an Independent Non-executive Director of the Company and BOCHK. She is also a member of the Audit Committee and Nomination and Remuneration Committee and Chairlady of Strategy and Budget Committee of the Company and BOCHK. Mdm. Yang currently chairs the Asian Corporate Governance Association (ACGA), a non-profit organisation based in Hong Kong committed to promoting sound corporate governance practices among Asian business enterprises. She also serves on various public organisations. Mdm. Yang was appointed by President Clinton as Ambassador and U.S. Executive Director to the Asian Development Bank ("ADB") from 1993 to 1999. Upon her retirement in 1999, the then U.S. Secretary of the Treasury presented her with the Distinguished Service Award of the Treasury Department for her contributions at ADB during her tenure of office. Before that, she had served in various public capacities including, California's Savings and Loan Commissioner and Vice President of the Board of Administration of the Public Employees' Retirement System of the State of California (CalPERS) and Vice Chairman of its Investment Committee. Mdm. Yang graduated from St. John's University in Shanghai and earned her Master of Philosophy degree (Economics) from Columbia University of New York.

Mdm. Yang has attended all 7 Board meetings, all 6 Audit Committee meetings, all 5 Nomination and Remuneration Committee meetings and all 5 Strategy and Budget Committee meetings held in 2006.

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to shareholders for their consideration of the Share Repurchase Mandate which permits the purchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Share Repurchase Resolution. The Listing Rules provide that all purchases of shares on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the board of directors of the company to make such purchases.

This Appendix also constitutes a memorandum of the terms of the Share Repurchase Mandate as required under Section 49BA of the Companies Ordinance.

## 1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 10,572,780,266 Shares.

Subject to the passing of the Share Repurchase Resolution and on the basis that no further Shares would be issued prior to the AGM, the Company would be allowed under the Share Repurchase Resolution to purchase a maximum of 1,057,278,026 Shares based on the issued share capital of the Company as at the Latest Practicable Date.

## 2. REASONS FOR SHARE REPURCHASE

The Board of Directors believes that the Share Repurchase Mandate is in the interests of the Company and its shareholders as a whole. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Board of Directors believes that such a purchase will benefit the Company and the shareholders as a whole.

## 3. FUNDING OF PURCHASES

In purchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount paid in connection with a purchase may only be made from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the purchase to the extent permissible under the Companies Ordinance.

If the Share Repurchase Mandate were to be carried out in full at any time during the proposed purchase period, there will not be any material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts of the Company for the year ended 31 December 2006.

## 4. SHARE PRICE

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous 12 months before the Latest Practicable Date were as follows:

| | **Share Price *(HK$)*** | |
|---|---|---|
| | **Highest** | **Lowest** |
| **2006** | | |
| April | 16.65 | 15.60 |
| May | 16.70 | 14.80 |
| June | 15.30 | 14.45 |
| July | 15.98 | 14.95 |
| August | 17.10 | 14.96 |
| September | 17.78 | 16.44 |
| October | 18.16 | 17.26 |
| November | 19.02 | 17.04 |
| December | 22.10 | 18.30 |
| **2007** | | |
| January | 21.65 | 19.62 |
| February | 21.30 | 18.62 |
| March | 19.54 | 18.00 |

## 5. UNDERTAKING

The Board of Directors has undertaken to the Stock Exchange that, so far as the same may be applicable, it will exercise the powers of the Company to make purchases pursuant to the Share Repurchase Mandate and in accordance with the Listing Rules, the applicable laws of Hong Kong and the regulations set out in the Memorandum and Articles of Association of the Company.

None of the Directors and, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company if the Share Repurchase Mandate is granted by the shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company. Save and except the Directors, no connected persons have undertaken not to sell any Shares held by them to the Company, in the event that the Share Repurchase Mandate is granted by the shareholders.

## 6. EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

The Board of Directors is not aware of any consequences which the exercise in full of the Share Repurchase Mandate would have under the Hong Kong Code on Takeovers and Mergers. As at the Latest Practicable Date, Central SAFE beneficially owned Shares representing 65.87% of the issued share capital of the Company. If the Board was to exercise the Share Repurchase Mandate in full, Central SAFE's percentage shareholding in the Company would be increased to 73.19%. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Hong Kong Code on Takeovers and Mergers.

The Board of Directors shall ensure that no purchase of Shares would result in the aggregate number of Shares held by public shareholders falling below the minimum percentage specified by the Stock Exchange in respect of the Company.

## 7. PURCHASES MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the 6 months preceding the date of this circular.

**Q : AM I ENTITLED TO VOTE ?**

A : You are entitled to vote if you are a holder of Shares as of the record date on 22 May 2007.

**Q : HOW CAN I VOTE ?**

A : How you vote depends on whether you are a registered or non-registered shareholder. You are a registered shareholder if you have a share certificate registered in your name. You are a non-registered shareholder if your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker). Please refer to the following Q&As on how to exercise your right to vote in either case.

**Q : HOW CAN I VOTE IF I AM A REGISTERED SHAREHOLDER ?**

A : As a registered shareholder, you may vote in one of several ways:

(a) Attend the meeting

You are entitled to attend the AGM and cast your vote in person. In the case of corporate shareholder, the corporation must have submitted a properly executed proxy or appointment of corporate representative.

OR

(b) By proxy

If you do not plan to attend the AGM, you may cast your vote by proxy in one of two ways:

- You may authorise the Chairman of the AGM to vote your shares. You may convey your voting instructions by completing the enclosed proxy form in full, sign and return it to the registered office of the Company; OR

- You may appoint some other person to attend the AGM and vote your shares on your behalf. You may appoint up to two proxies to represent you. Your proxy needs not be a shareholder of the Company but he/she must attend the AGM in person. If you choose this option, you should print your appointee's name in the blank space on the enclosed proxy form, and complete and return the proxy form by following the detailed instructions stated on the proxy form.

To ensure that your vote is recorded, your proxy must be received by the Company no later than 3:00 p.m. on 21 May 2007.

**Q : HOW CAN I VOTE IF I AM A NON-REGISTERED SHAREHOLDER ?**

A : If you are a non-registered shareholder and your shares are held by an intermediary (for example, a bank, a trustee or a securities broker), you will not receive a proxy form. You should contact the intermediary if you wish to vote.

**Q : HOW WILL MY SHARES BE VOTED IF I RETURN A PROXY FORM ?**

A : By properly completing and returning a proxy form, you are authorising the person named in the proxy to attend the AGM and to vote your Shares. The Shares represented by your proxy form must be voted as you instruct in the form. If you do not specify in the proxy form how you wish the votes cast, your proxy will exercise his/her discretion as to how he/she may vote.

**Q : CAN I REVOKE A PROXY ?**

A : If you are a registered shareholder and have returned a proxy form, you may revoke it by completing and signing a proxy form bearing a later date, and delivering it to the Company's registered office. However, in order to be valid, this latter proxy form should be received by the Company no later than 3:00 p.m. on 21 May 2007.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction given to an intermediary by written notice to the intermediary, provided that the revocation is received before the deadline prescribed by the intermediary for such purpose.

**Q : CAN I ATTEND AND VOTE AT THE AGM IF I HAVE RETURNED A PROXY ?**

A : Even if you have completed and returned a proxy form, you can still attend and vote at the AGM if you so wish.

**Q : AM I ENTITLED TO VOTE IF I AM AN ADS HOLDER ?**

A : Provided that you are a holder of ADS as of the ADS record date on 16 May 2007, you are eligible to participate in voting process but only through the completion and return of proxy materials.

**Q : HOW CAN I VOTE IF I AM AN ADS HOLDER ?**

A : If you are a registered ADS holder, you (whether domiciled in U.S. or not) will receive proxy materials from Citibank, N.A., being the ADS Depositary Bank of the Company, and you have to forward your voting instructions to Citibank, N.A. directly. If you are a non-registered ADS holder, you will receive proxy materials through Citibank's distribution agent and you have to forward your voting instructions through such agent. You should contact Citibank, N.A. if you wish to vote.

**Q : HOW ARE VOTES TAKEN AT THE AGM ?**

A : According to the Company's Articles of Association, votes can be taken either by a show of hands or on a poll. On a show of hands, one shareholder has one vote whereas on a poll, one shareholder has one vote for each share he/she is holding.

In general, a resolution will be voted on by a show of hands unless a poll is demanded before or on the declaration of the result of the show of hands by:

(a) the Chairman of the meeting; or

(b) at least 3 shareholders present at the meeting in person or by proxy; or

(c) any shareholder or shareholders holding in aggregate not less than 10% of the Company's issued share capital.

In addition, the chairman of a meeting and/or directors who, individually or collectively, hold proxies in respect of Shares representing 5% or more of the total voting rights at a particular meeting shall demand a poll in certain circumstances where, on a show of hands, a meeting votes in the opposite manner to that instructed in those proxies.

As a good corporate governance practice, the Board of Directors has resolved that as a matter of policy, all resolutions put to shareholders at general meetings will be voted on by poll.

**Q : HOW CAN I KNOW THE OUTCOME OF THE POLL RESULTS ?**

A : The outcome of the poll results will be posted on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk and published in the press on the next business day following the AGM.

**Q : HOW CAN I PUT FORWARD A PROPOSAL FOR CONSIDERATION BY THE SHAREHOLDERS AT A GENERAL MEETING ?**

A : The following persons (the "Requisitionists") are entitled to put forward a proposal (which may properly be put to the meeting) for consideration by the shareholders at a general meeting:

(a) any shareholders holding together at least 2.5% of the Company's issued share capital; or

(b) any group of at least 50 shareholders holding together at least 20,000 Shares of the Company.

The request must be made in writing, signed by the Requisitionists and received by the Company not less than six weeks before the meeting if it is proposed to pass a resolution or not less than one week before the meeting in all other cases. The requisitionists must deposit a sum reasonably sufficient to meet the Company's expenses in complying with such request.

**Q : HOW CAN I CONVENE AN EXTRAORDINARY GENERAL MEETING ?**

A : Any shareholders holding together at least 5% of the Company's issued share capital may request the directors to convene an extraordinary general meeting. The requisition must state the objects of the meeting, be signed by the requisitionist(s) and deposited at the registered office of the Company. The Directors shall, within 21 days of the deposit of the requisition, call a general meeting to be held within a further period of 28 days.

**Q : WHAT IF I HAVE A QUESTION ?**

A : If you have any questions regarding the AGM, please contact the Company Secretary as follows:

Address : 52nd Floor, Bank of China Tower,
1 Garden Road, Hong Kong
Tel. No. : (852) 2846 2700
Fax No. : (852) 2810 5830
Email : investor_relations@bochk.com

**此乃要件　請即處理**

**閣下如**對本通函或應採取的行動有任何疑問，應諮詢閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已將名下全部中銀香港(控股)有限公司股份售出**，應立即將本通函及隨附的代表委任表格以及(如適用)2006年年報或2006年度財務摘要報告交予買方或承讓人，或送交經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容引致的任何損失承擔任何責任。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)
(股份代號：2388)

1917 - 2007
服務百年 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

# 股東週年大會通告

# 及

# 發行及購回股份的一般授權之建議

中銀香港(控股)有限公司謹訂於2007年5月23日星期三下午3時正(將於下午2時30分開始辦理登記手續)假座香港灣仔博覽道1號香港會議展覽中心會議室201(請使用博覽道入口)舉行股東週年大會，股東週年大會通告載於本通函內。

不論閣下能否出席股東週年大會，務請細閱大會通告並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東週年大會的指定舉行時間48小時前送達中銀香港(控股)有限公司之註冊辦事處，地址為香港花園道1號中銀大廈52樓。閣下填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會並於會上投票。

2007年4月20日

(此中文譯本只供參考，內容以英文本為準)

# 目錄

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

| | |
|---|---|
| 「美國預託股份」 | 本公司的美國預託股份； |
| 「股東週年大會」 | 本公司將於2007年5月23日（星期三）下午3時正（將於下午2時30分開始辦理登記手續）假座香港灣仔博覽道1號香港會議展覽中心會議室201舉行的股東週年大會； |
| 「董事會」 | 本公司的董事會； |
| 「中國銀行」 | 中國銀行股份有限公司，一家根據中國法例成立之商業銀行及股份制有限責任公司，其H股及A股股份分別於香港聯交所及上海證券交易所掛牌上市； |
| 「中銀香港」 | 中國銀行（香港）有限公司，根據香港法例註冊成立之公司，並為本公司之全資附屬公司； |
| 「匯金」 | 中央匯金投資有限責任公司； |
| 「委員會」 | 由董事會不時設立的附屬委員會； |
| 「《公司條例》」 | 香港法例第32章之《公司條例》； |
| 「本公司」 | 中銀香港（控股）有限公司，根據香港法例註冊成立之公司，其股份於聯交所上市； |
| 「本集團」 | 本公司及其附屬公司； |
| 「香港」 | 中華人民共和國香港特別行政區； |
| 「最後可行日期」 | 2007年4月10日，即本通函付印前確認所載若干資料之最後可行日期； |
| 「《上市規則》」 | 聯交所《證券上市規則》； |
| 「中國」 | 中華人民共和國； |
| 「股份」 | 本公司股本中每股面值5.00港元之普通股； |
| 「股份購回授權」 | 建議購回股份之一般授權； |
| 「股份購回決議案」 | 審批股份購回授權之建議決議案；及 |
| 「聯交所」 | 香港聯合交易所有限公司。 |

# 中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(於香港註冊成立之有限公司)

1917 - 2007 服務香港 共創未來 COMMITTED TO BUILDING A BETTER TOMORROW

| *董事會：* | *註冊辦事處：* |
|---|---|
| * 肖　鋼先生(董事長) | 香港 |
| * 孫昌基先生(副董事長) | 花園道1號 |
| 和廣北先生(副董事長兼總裁) | 中銀大廈 |
| * 華慶山先生 | 52樓 |
| * 李早航先生 | |
| * 周載群先生 | |
| * 張燕玲女士 | |
| ** 馮國經博士 | |
| ** 高銘勝先生 | |
| ** 單偉建先生 | |
| ** 董建成先生 | |
| ** 童偉鶴先生 | |
| ** 楊曹文梅女士 | |

* *非執行董事*

** *獨立非執行董事*

敬啟者：

本人代表董事會邀請　閣下出席將於2007年5月23日星期三下午3時正假座香港會議展覽中心舉行的股東週年大會。股東週年大會為　閣下提供了與董事會和高層管理人員見面的機會，亦是　閣下提問關於本集團運作、管理及其他事宜的良好時機。

股東週年大會需要處理的事務詳列於緊隨本函之後的股東週年大會通告內。閣下的參與是十分重要的，無論　閣下是否出席股東週年大會，閣下都可以行使投票權。如果　閣下未能親自出席，我們亦鼓勵　閣下填妥及交回隨附之代表委任表格以作投票。即使　閣下將代表委任表格填妥及交回本公司後，若有此意願，屆時　閣下仍可親自出席股東週年大會。

我們深信良好的公司治理對於我們的長久發展至關重要，並以提高公司治理標準為目標。為了加強我們的公司治理及進一步增加我們的透明度，我們在本通函內向股東提供了詳盡的資料，包括擬在股東週年大會上通過的決議案的説明資料(見附錄一)、退任董事的簡介(見附錄二)及關於股東週年大會及投票的常見問題(見附錄四)，以便股東對其在股東週年大會上的權利有進一步的了解，及能夠在掌握足夠及必須的資料的情況下作出決定。

根據本公司組織章程細則的規定，本公司的股東大會可採用以舉手方式或按點算股數方式進行投票表決。以舉手方式進行表決時，每位股東代表一票，但當以點算股數方式進行表決時，每持有一股股份便代表一票。一般情況下，決議案皆以舉手方式進行表決，但以下人士有權在宣佈以舉手方式的投票結果時或之前提出按點算股數方式進行表決的要求：(a)大會主席；或(b)不少於3名親自出席大會的股東或委任代表；或(c)任何持有本公司已發行股本共不少於10%的股東。另外，大會主席及／或董事在會議上個別或共同持有委任代表投票權，佔股份的總投票權(可在該會議投票)5%以上，必須在若干情況下(如大會以舉手方式表決時，表決結果與該等委任代表的表格所指示者相反)要求以按點算股數的方式表決。**為了貫徹良好的公司治理常規，董事會已決議通過今後所有向股東大會提交的決議案均須按點算股數的方式於股東大會上進行表決，並作為一項公司政策予以確定。**為此，我們已委任本公司的股份過戶登記處香港中央證券登記有限公司作為本公司的監票人，**有關投票結果將安排在報章刊登，並上載於本公司的網頁，網址為www.bochk.com，及聯交所的網頁，網址為www.hkex.com.hk。**

**董事會認為所有將在股東週年大會上提呈的決議案均符合本公司及其股東的整體利益**，故建議　閣下贊成所有在股東週年大會上提呈的決議案。

我們期待在股東週年大會上與　閣下見面並解答　閣下提出的問題。

此致

*列位股東　台照*

*主席*
**肖　鋼**
謹啟

2007年4月20日

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)
(「本公司」)

# 股東週年大會通告

茲通告本公司謹訂於2007年5月23日星期三下午3時正(於下午2時30分開始辦理登記手續)假座香港灣仔博覽道1號香港會議展覽中心會議室201(請使用博覽道入口)舉行股東週年大會,以處理下列事務:

**普通事務**

1. 採納本公司截至2006年12月31日止年度之經審核財務報表、董事會報告及審計師報告。

2. 宣佈分派截至2006年12月31日止年度的末期股息,每股0.447港元。

3. 重選董事。

4. 重新委任羅兵咸永道會計師事務所為本公司審計師,並授權董事會或其授權的附屬委員會釐定其酬金。

**特別事務**

考慮並酌情通過(無論有否修訂)下列普通決議案:

5. 「**動議**:

(A) 在本決議案(B)段的規限下,一般及無條件地批准董事會於有關期間行使本公司一切權力,以分配、發行、授出、分派及以其他方式處理額外股份,及作出、發行或授出因而將須或可能須於有關期間或其後分配、發行、授出、分派或以其他方式處理股份的要約、協議、期權、認股權及其他證券;

(B) 除了在下列情況下:

(i) 供股;或

(ii) 根據本公司所發行的任何認股權證或可轉換為股份的任何證券的條款行使認股權或換股權;或

(iii) 依據按本公司當時的公司組織章程細則作出的任何以股代息或類似安排,配發股份以代替股份的全部或部份股息;或

(iv) 依據本公司當時採納的任何認股權計劃或以儲蓄為基礎的認股權計劃或類似安排,向該等計劃或安排的合資格參與者授出或發行股份或認購股份的權利,包括但不限於依據本公司股東於2002年7月10日通過及採納的2002年認股權計劃及2002年股份儲蓄計劃進行者,

根據本決議案(A)段的授權由董事會(不論是根據認股權、換股權或在其他情況下)分配、發行、授出、分派或以其他方式處理或有條件或無條件同意分配、發行、授出、分派或以其他方式處理的股本面值總額不得超過下列兩項之總和:

(a) 於本決議案通過之日本公司已發行股本面值總額的20%,或當發行股份純粹為籌集資金並與任何收購事項無關時,本公司已發行股本面值總額的10%;及

(b) (倘董事會獲本公司股東另行通過決議案授權)本公司於本決議案通過後購回的本公司股本面值總額(最多相等於在本決議案通過之日本公司已發行股本面值總額的10%)，

而上述授權將按此而受限制；及

(C) 就本決議案而言：

(i) 「有關期間」指由本決議案通過之日(包括該日)起至下列情況中最先發生者發生時為止的一段期間：

(a) 本公司下一屆股東週年大會結束；

(b) 按本公司的公司組織章程細則或按適用法例規定本公司須舉行下一屆股東週年大會的期限屆滿；及

(c) 本決議案所授予的權力經本公司股東在股東大會上通過普通決議案予以撤銷或更改；

(ii) 「供股」指於董事會訂定的期間，向於指定記錄日期名列本公司股東名冊的股份持有人(及名列於有關名冊的本公司認股權持有人及其他附帶認購或購買本公司股份的權利的證券的持有人(如適用))，按彼等當時持有該等股份(及該等認股權證及其他證券(如適用))的比例，要約發售股份(惟董事會有權就零碎股份，或根據適用於本公司的任何司法權區或地區之法律下的任何法定或實務限制或責任，或任何認可監管機構或任何證券交易所的規定，而作出其認為必要或權宜的除外或其他安排)；及

(iii) 「股份」指本公司股本中每股面值5.00港元的普通股。」

6. 「**動議**：

(A) 在本決議案(B)段的規限下，一般及無條件地授權董事會於有關期間行使本公司一切權力，以根據所有適用法律，包括香港《股份購回守則》及《香港聯合交易所有限公司證券上市規則》(經不時修訂的)，於香港聯合交易所有限公司(「聯交所」)或股份於其上市並獲香港證券及期貨事務監察委員會及聯交所認可的任何其他證券交易所購回股份；

(B) 根據本決議案(A)段的授權由董事會購回或有條件或無條件同意購回的股份面值總額不得超過本決議案通過之日本公司已發行股本面值總額的10%，而上述授權將按此而受限制；及

(C) 就本決議案而言：

(i) 「有關期間」指由本決議案通過之日(包括該日)起至下列情況中最先發生者發生時為止的一段期間：

(a) 本公司下一屆股東週年大會結束；

(b) 按本公司的公司組織章程細則或按適用法例規定本公司須舉行下一屆股東週年大會的期限屆滿；及

(c) 本決議案所授予的權力經本公司股東在股東大會上通過普通決議案予以撤銷或更改；

(ii) 「股份」指本公司股本中每股面值5.00港元的普通股。」

7. 「動議，在第5及第6項決議案獲通過的情況下，批准將本公司根據第6項決議案獲授權購回本公司股份之面值總額之數額加入根據第5項決議案本公司董事會可行使本公司權力以分配、發行、授出、分派或以其他方式處理額外股份之一般授權，惟所加入的數額不得超過於第5及第6項決議案獲通過之日本公司已發行股本面值總額的10%。」

承董事會命
*公司秘書*
**楊志威**
謹啟

香港，2007年4月20日

*註冊辦事處：*
香港
花園道1號
中銀大廈
52樓

*附註：*

1. 為了貫徹良好的公司治理常規，董事會已決議通過今後所有向股東大會提交的決議案均須按點算股數的方式於股東大會上進行表決，並作為一項公司政策予以確定。

2. 凡有權出席上述會議並在會上表決的股東均有權委派一名或兩名代表代其出席會議，並代其投票。該代表毋須是本公司的股東。

3. 委任代表之文據及簽署人之授權書或其他授權文件(如有者)或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會的指定召開時間48小時前交回本公司註冊辦事處，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會或其任何續會並在會上投票。

4. 本公司的股東名冊將於2007年5月17日星期四至2007年5月22日星期二(首尾兩天包括在內)期間暫停辦理本公司股份過戶登記手續，以確定有權收取建議的末期股息的股東名單。為取得收取建議的末期股息的資格，所有股份過戶文件連同有關股票必須在2007年5月16日星期三下午4時半前交給本公司的股份過戶登記處，香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

5. 關於第3項決議案，將於股東週年大會上膺選連任的獨立非執行董事：董建成先生及楊曹文梅女士已分別就其獨立性向本公司作出年度書面確認。基於該等確認及董事會所掌握的資料，及參考董事會早前採納的《董事獨立性政策》，董事會認為董先生及楊女士乃屬獨立人士。此外，由於前述各董事皆具備豐富的學識及相關經驗，董事會相信其膺選連任符合本公司及整體股東的最佳利益。

6. 就第6項決議案而言，根據《上市規則》規定須就此向股東提供的說明函件已載於本通函附錄三內。

7. 第5及第7項決議案旨在遵守《公司條例》(香港法例第32章)第57B條及《上市規則》的規定取得股東的一般授權，以便在本公司適宜發行新股份時，董事會可享有靈活性以酌情決定分配及發行相當於本公司已發行股本面值的20%或10%(視情況而定)及本公司根據第6項決議案所授予的一般授權而購回的股本面值，兩者總和的新股份(詳情請見第5、6及7項決議案)。

8. 如屬聯名股東，若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。因此，建議有意聯名登記持有本公司股份的投資者注意上述規定。

1. **截至2006年12月31日止年度之經審核財務報表**

本集團截至2006年12月31日止年度之業績載列於本公司2006年年報內，業績概要亦載列於2006年度財務摘要報告內。閣下可以在本公司網址www.bochk.com及聯交所網址www.hkex.com.hk閱覽上述兩份文件（英文版及中文版）。閣下亦可向本公司的股份過戶登記處香港中央證券登記有限公司（地址：香港灣仔皇后大道東183號合和中心18樓1806-1807室）免費索取本公司年報（英文版或中文版或兩者）。

倘 閣下對如何索取年報或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

2. **宣佈派發2006年末期股息**

董事會建議派發末期股息每股0.447港元，惟必須待股東於股東週年大會上批准後方可作實。如獲批准，是項末期股息將會於2007年5月30日（星期三）派發予於2007年5月22日（星期二）名列本公司股東名冊內之股東。連同於2006年8月宣佈派發的每股0.401港元的中期股息，2006年共派發股息每股0.848港元。

3. **董事的膺選連任**

本公司組織章程細則第98條規定，於每年股東週年大會上，三分之一的董事或最接近但不少於三分之一之董事將輪流退任，但可膺選連任。因此，孫昌基先生、華慶山先生、周載群先生、董建成先生及楊曹文梅女士將依章輪值並於即將舉行之股東週年大會上告退，並願意膺選連任。儘管《公司條例》沒有強制規定，本公司仍將以獨立決議案動議股東通過每一位退任董事的連任。

關於退任董事的簡介及其在董事會及董事會附屬委員會會議的出席率（如有者）載列於本通函附件二。

所有即將退任非執行董事的固定任期均約為三年，並須根據本公司組織章程細則的規定輪流告退。前述的三年任期由彼等各自原任期屆滿當年的股東週年大會之日計起，至其後的第三屆股東週年大會之日屆滿。即將退任的非執行董事亦獲發正式委任書以訂明其委任的主要條款及條件。所有即將退任的董事均未與本公司訂立任何服務合約。

作為本公司董事，每一位退任董事均可收取每年200,000港元的董事袍金及其參與董事會附屬委員會工作的額外酬金，即每擔任一委員會主席的董事，每年另獲發額外酬金100,000港元，每擔任一委員會成員的董事，每年另獲發額外酬金50,000港元。前述酬金水平乃根據董事對本公司的職責及責任，並參照市場情況而釐定，並已獲股東於前幾年的股東大會上通過。

將於股東週年大會上膺選連任的獨立非執行董事：董建成先生及楊曹文梅女士已分別就其獨立性向本公司作出年度書面確認。基於該等確認及董事會所掌握的資料，及參考董事會早前採納的並載列比《上市規則》更嚴謹的獨立性要求的《董事獨立性政策》，董事會認為董先生及楊女士乃屬獨立人士。此外，由於前述各董事皆具備豐富的學識及相關經驗，董事會相信其膺選連任符合本公司及整體股東的最佳利益。

孫先生於2000年至2004年期間曾擔任中國銀行副董事長，並於1999年至2004年出任中國銀行副行長。華先生現為中國銀行執行董事及副行長。周先生現為中國銀行副行長，並曾於2000年至2004年期間出任中國銀行常務董事。中國銀行為本公司之控股股東。除前述所披露外，各退任董事與本公司任何董事、高層管理人員、主要或控股股東並不存在任何關係。

所有即將退任的董事皆是本公司主要營運附屬公司中銀香港的董事。此外，周先生亦是中銀香港全資附屬公司中銀信用卡(國際)有限公司的董事長。除前述所披露外，所有即將退任的董事概沒有在本公司或其任何附屬公司擔任任何職位。

本公司直接控股公司BOC Hong Kong (BVI) Limited根據上市前認股權計劃向孫先生、華先生及周先生授予認股權。截至2006年12月31日止，孫先生、華先生及周先生尚未行使的認股權數目分別為1,590,600、1,446,000及1,446,000，分別佔本公司於最後可行日期的已發行股本的0.015%、0.014%及0.014%。該等認股權詳情載列於本公司2006年年報之董事會報告內。除前述所披露外，所有即將退任的董事概無擁有任何本公司股份之權益(按《證券及期貨條例》第XV部所指的定義)。

最後，所有即將退任的董事並沒有任何根據《上市規則》第13.51(2)條第(h)至(v)小段的要求而須予披露的資料，亦沒有任何須提請股東注意的事項。

4. **重新委任審計師**

根據董事會於2005年採納的《外部審計師管理政策》，稽核委員會已按該政策內參考國際最佳慣例而制訂的原則及標準，對本集團外部審計師羅兵咸永道會計師事務所的獨立性、客觀性及其審計程序的有效性作出檢討及監察，並滿意有關檢討的結果。根據稽核委員會的建議，董事會將向股東建議於股東週年大會上重新委任羅兵咸永道會計師事務所為本集團審計師；倘獲股東授權，董事會將授權稽核委員會釐定羅兵咸永道會計師事務所的酬金。

於2006年度，本集團須向羅兵咸永道會計師事務所支付的費用合共3,700萬港元，其中2,900萬港元為審計費，而800萬港元為其他費用。於2005年度，羅兵咸永道會計師事務所所收取的費用合共3,500萬港元，其中2,700萬港元為審計費，而800萬港元為其他服務的費用。

稽核委員會對2006年度非審計服務並沒有影響到羅兵咸永道會計師事務所的獨立性感到滿意。非審計服務主要包括稅務相關的服務(費用約240萬港元)及盡職調查服務(費用約490萬港元)。

5. **發行及購回股份的一般授權**

本公司股東於2006年5月26日召開的股東週年大會上通過了多項決議案，授予董事會一般授權以(i)配發、發行及以其他方式處置數量最多達本公司於通過該等決議案之日已發行股本20%，或如發行股份純粹為籌集資金並與任何收購事項無關時，則當日已發行股本的10%，另加本公司已購回之股份面值總額的股份；及(ii)在聯交所購回最多達本公司於通過該等決議案之日已發行股本10%的股份。根據《公司條例》及按《上市規則》的規定，除非董事會在本屆股東週年大會上獲股東繼續授權，否則上述一般授權將於該大會結束時失效。

董事會考慮到投資者對因行使發行股份的一般授權而可能引致的攤薄股東價值的關注。另外，本公司亦承諾採納高標準的公司治理。因此，在本屆股東週年大會上，在繼續授權董事會配發及發行本公司股份的同時，董事會將如往年一樣，建議當發行股份純粹為籌集資金並與任何收購事項無關時，將該一般授權上限設於股東通過之日本公司已發行股本的10%(相對於20%而言)，在其他情況下，該一般授權將維持於20%。為了進一步保障股東的權利，董事會已就純粹為籌集資金而行使發行股份的授權而採納下列內部政策：

(a) 當發行價對股份收市價的折扣率對股東價值造成重大攤薄時，董事會將不會行使發行新股的一般授權。

(b) 董事會將考慮一切有關因素，包括集團的資本充足比率，特別是其一級資本，籌集二級資本的效益，本集團業務發展所需的資金、股東獲公平對待的原則，按比例分配的股東權利及供股等其他選擇。

另一方面，行使購回股份授權可以提昇股東價值，包括淨資產或每股盈利、股本回報率等。因此，董事會建議誠如2006年一樣，維持於股東通過之日本公司已發行股本10%的股份購回授權。同樣地，為了體現良好的公司治理，董事會已就行使該授權而採納下列內部政策：

(a) 啓動購回股份機制的觸發事項包括：

- 股價低於股份的公允價值。
- 本集團出現盈餘資金，而該資金超過本集團短期至中期業務發展的需求。
- 董事會認為行使有關授權以增加本公司股東資金回報率、淨資產回報率或每股盈利屬恰當及合適的做法。

(b) 一般情況下，股份購回會在聯交所進行。但是，如果預計股份購回的規模可能會擾亂本公司股份於市場上的交易時，董事會可以考慮通過公開要約，即按現有股東的持股量按比例購回的形式進行股份回購。

(c) 購回股份的價格不應該高於本公司股份的公允價值。

於最後可行日期之日，本公司已發行股本為10,572,780,266股股份。倘有關普通決議案獲通過，並假定在股東週年大會舉行前不再發行或購回任何股份，全面行使20%及10%發行股份的一般性授權可分別發行最多達2,114,556,053股及1,057,278,026股股份，全面行使有關股份購回授權可購回最多達1,057,278,026股股份。

關於繼續授權董事會配發及發行本公司股份及股份購回授權決議案的全文載於本通函的股東週年大會通告內。按《上市規則》規定須就股份購回授權送呈各股東的說明函件亦已載於本通函之附錄三內。

為了加深股東對退任並膺選連任董事的認識，並作出有效的決定，以下載列退任董事的簡介及其於董事會及董事會附屬委員會會議的出席紀錄(如有者)供各股東參閱。

1. **孫昌基先生**，*副董事長*

64歲，於2001年9月17日獲委任為董事，為本公司及中銀香港副董事長、提名及薪酬委員會主席。彼亦為BOC Hong Kong (BVI) Limited及中銀香港(集團)有限公司董事。孫先生於2000年至2004年期間曾擔任中國銀行副董事長，並於1999年至2004年出任中國銀行副行長。自1999年至2001年，彼同時擔任中國東方資產管理公司總裁。於2003年，孫先生當選為中國人民政治協商會議第十屆全國委員會委員。孫先生是一名研究員級高級工程師。於1998年至1999年期間，彼曾出任中國國家機械工業局常務副局長；自1993年至1998年，彼擔任中國國家機械工業部副部長；自1991年至1993年，孫先生曾出任國家機械工業部生產司副司長。孫先生於1966年在清華大學畢業，取得學士學位。

在2006年舉行的會議當中，孫先生出席了所有7次董事會會議及所有5次提名及薪酬委員會會議。

2. **華慶山先生**，*非執行董事*

54歲，於2002年6月17日獲委任為董事，為本公司及中銀香港非執行董事、風險委員會及戰略及預算委員會成員。華先生亦為中國銀行執行董事及副行長。彼自1996年至2005年曾擔任中銀信用卡(國際)有限公司董事長，並自1994年6月至1998年12月出任中國銀行行長助理。華先生於1984年在北京大學畢業，並於1996年在湖南大學取得碩士學位。

在2006年舉行的會議當中，華先生出席了所有7次董事會會議，6次風險委員會會議的其中4次及5次戰略及預算委員會會議的其中4次。

3. **周載群先生**，*非執行董事*

54歲，於2002年6月17日獲委任為董事，為本公司及中銀香港非執行董事、稽核委員會及戰略及預算委員會成員。彼亦為中銀信用卡(國際)有限公司董事長。周先生現為中國銀行副行長，並曾於2000年至2004年期間出任中國銀行常務董事。周先生於銀行業擁有逾20年經驗。周先生曾於1999年至2000年期間出任中國工商銀行(「工行」)北京市分行總經理，並於1997年至1999年期間出任工行規劃及財務部總經理。周先生於1996年在東北財經學院取得碩士學位。

在2006年舉行的會議當中，周先生出席了所有7次董事會會議，所有6次稽核委員會會議及5次戰略及預算委員會會議的其中4次。

4. **董建成先生**，*獨立非執行董事*

64歲，於2002年6月17日獲委任為董事，為本公司及中銀香港獨立非執行董事、稽核委員會成員，提名及薪酬委員會成員。董先生現為東方海外(國際)有限公司主席兼行政總裁。彼亦擔任多家上市公司的獨立非執行董事，包括浙江滬杭甬高速公路股份有限公司、中國石油天然氣股份有限公司，永亨銀行有限公司、裕民航運股份有限公司及星島新聞集團有限公司。董先生也是國泰航空公司之獨立非常務董事。董先生於英國利物浦大學接受教育，並於1964年取得理學學士學位，其後於1966年在麻省理工學院取得機械工程碩士學位。

在2006年舉行的會議當中，董先生出席了所有7次董事會會議，6次稽核委員會會議的其中5次及所有5次提名及薪酬委員會會議。

5. **楊曹文梅女士**，*獨立非執行董事*

80歲，於2003年11月12日獲委任為董事，為本公司及中銀香港獨立非執行董事、稽核委員會成員、提名及薪酬委員會成員、戰略及預算委員會主席。楊女士現為亞洲公司管治協會(Asian Corporate Governance Association (ACGA))主席，該協會是一間以香港為基地的非牟利機構，並以促進亞洲企業的公司治理為宗旨。此外，彼亦服務於多間公共機構。楊女士曾於1993年至1999年期間獲克林頓總統委任為美國駐亞洲開發銀行大使及執行董事，並於1999年退任時，獲當時美國財政部長頒發財政部的「傑出服務獎」(Distinguished Service Award)，以表揚其在任期間對該行的貢獻。在此以前，彼曾擔任多項公職，包括美國加州儲蓄貸款局局長 (California's Savings and Loan Commissioner)和美國加州公務員退休基金(Public Employees' Retirement System of the State of California (CalPERS))副主席及投資委員會副主席。楊女士畢業於上海聖約翰大學，並取得紐約哥倫比亞大學經濟碩士學位。

在2006年舉行的會議當中，楊女士出席了所有7次董事會會議，所有6次稽核委員會會議，所有5次提名及薪酬委員會會議及所有5次戰略及預算委員會會議。

本附錄為《上市規則》所規定之說明函件，旨在向各股東提供必需之資料，以便考慮是否批准股份購回授權；如該建議獲股東通過，則董事會可據此購回本公司股份，惟最多不得超過股份購回決議案通過當日本公司已發行股本10%的股份。《上市規則》規定，以聯交所作為第一上市地位的公司在聯交所購回其股份前須經股東通過普通決議案給予授權，該授權可以是針對指定的交易而給予的特別授權，亦可以向公司董事會授予一項一般授權。

本附錄亦構成根據《公司條例》第49BA條所規定的有關股份購回授權的條款的備忘錄。

1. **股本**

於最後可行日期之日，本公司的已發行股本為10,572,780,266股股份。

倘股份購回決議案獲通過，並假定在股東週年大會舉行前不會再發行任何股份，根據於最後可行日期本公司已發行股本計算，本公司根據股份購回決議案可購回最多達1,057,278,026股股份。

2. **股份購回之理由**

董事會相信股份購回授權符合本公司及其全體股東之利益。視乎當時市場情況及資金安排，購回股份可提高本公司每股資產淨值及／或每股盈利。董事會亦只會在其認為對本公司及其全體股東有利的情況下購回股份。

3. **用作購回股份之資金**

本公司在購回股份時，用於購回股份之資金必須依照本公司的組織章程大綱及細則及《公司條例》規定可合法作此用途之資金撥付。《公司條例》規定，有關資金必須在《公司條例》准許的情況下，由本公司可分發利潤及／或為購回股份而發行新股份所得利益中撥付。

倘在建議的股份購回期間內全面行使股份購回授權，不會對本公司營運資金或資本負債比率造成重大不利影響(對照本公司2006年12月31日止年度經審核財務報告書所披露之情況)。

4. **股份價格**

在截至最後可行日期止前12個月期間，本公司股份於聯交所之最高及最低成交價如下：

| | 股份成交價 *(港元)* | |
|---|---|---|
| | **最高** | **最低** |
| **2006年** | | |
| 4月 | 16.65 | 15.60 |
| 5月 | 16.70 | 14.80 |
| 6月 | 15.30 | 14.45 |
| 7月 | 15.98 | 14.95 |
| 8月 | 17.10 | 14.96 |
| 9月 | 17.78 | 16.44 |
| 10月 | 18.16 | 17.26 |
| 11月 | 19.02 | 17.04 |
| 12月 | 22.10 | 18.30 |
| **2007年** | | |
| 1月 | 21.65 | 19.62 |
| 2月 | 21.30 | 18.62 |
| 3月 | 19.54 | 18.00 |

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力進行股份購回時，將根據股份購回授權及按照《上市規則》、香港適用法例、及本公司組織章程大綱及細則之規定進行。

目前概無任何董事及(於作出一切合理查詢後據彼等深知)其聯繫人有意於股東向董事會授予股份購回授權後向本公司出售任何股份。

本公司現時並無接獲關連人士(定義見《上市規則》)通知，彼等目前有意在股東向董事會授予股份購回授權後，向本公司出售股份；除董事外，並無關連人士向本公司承諾屆時不會向本公司出售股份。

6. 香港《公司收購及合併守則》的影響

根據董事會所知，全面行使有關股份購回授權在香港《公司收購及合併守則》下不會帶來任何影響。於最後可行日期之日，匯金寶益持有本公司已發行股本65.87%之股份。倘董事會全面行使有關股份購回授權，匯金持有本公司的股份百分比將增加至73.19%。該項增加將不會產生須按照香港《公司收購及合併守則》第26條之規定提出強制性收購建議之責任。

董事會將確保行使股份購回授權不會導致本公司的公眾持股量低於聯交所就本公司所指定的最低百分率。

7. 本公司購回股份

在本通函刊發日期前6個月內，本公司概無在聯交所或以其他方式購回股份。

**問：我是否有權投票？**

答：如果　閣下在記錄日期(即2007年5月22日)仍然是本公司股東，閣下便有權投票。

**問：我應該如何投票？**

答：閣下投票的方式取決於　閣下是否註冊或非註冊股東。如果　閣下是註冊股東，股票上印發的名字是　閣下名字。如果　閣下是非註冊股東，閣下的股份則以中介人(如銀行、受託人或證券行)的名字登記。兩者的行使投票權方法請見下列的問與答。

**問：如果我是註冊股東，我應該如何投票？**

答：作為註冊股東，閣下可以以下列方式投票：

(a) 出席會議

閣下可以親自出席股東週年大會，並在會上投票。如股東為一間公司，該公司必需提交簽妥的代表委任表格或委任公司代表的函件。

或

(b) 委任代表出席

如果　閣下未能親自出席股東週年大會，閣下可以以下列其中一種方法投票：

- 閣下可以委任大會主席代為投票，閣下只須根據代表委任表格上所列指示填上　閣下希望大會主席如何投票的資料，並簽署及將該表格寄回本公司辦事處；或
- 閣下可以委任大會主席以外的人士出席股東週年大會並代為投票。閣下最多可委任兩位代表出席。受委代表毋須為本公司股東，惟須親自代表　閣下出席大會。如果　閣下選擇此種方法投票，閣下必須根據代表委任表格上所列指示填上欲委任代表的姓名及相關資料，並將該表格寄回本公司。

閣下的代表委任表格須於2007年5月21日下午3時正前送達本公司，方為有效。

**問：如果我是非註冊股東，我應該如何投票？**

答：如果　閣下是非註冊股東及由中介人(如銀行、受託人或證券行)代　閣下持有股份，閣下將不會收到代表委任表格。如果　閣下希望投票，閣下應該聯絡中介人。

**問：如果我已寄回代表委任表格，我應該如何投票？**

答：只須填妥代表委任表格並寄回本公司，閣下便可委任代表出席股東週年大會並代表　閣下投票。該委任代表須按照　閣下在該表格的投票指示投票。如果　閣下沒有在委任表格內作出具體投票指示，則　閣下委任的代表可自行決定如何投票。

**問：我可否撤銷代表委任表格？**

答：如果　閣下是註冊股東並已寄回代表委任表格，閣下可以填寫及簽署一份日期較後的代表委任表格，並於2007年5月21日下午3時正前送達本公司辦事處，方為有效。

如果　閣下並非註冊股東，閣下可以向中介人發出關於撤銷代表委任表格的書面通知，但該撤銷通知必須在中介人指明的限期前送達。

**問：如果我已寄回代表委任表格，我屆時是否仍然可以親自出席股東週年大會？**

答：就算　閣下已填寫並寄回代表委任表格，閣下仍然可以親自出席股東週年大會並在會上投票。

**問：如果我持有美國預託股份，我是否有權投票？**

答：如果　閣下於美國預託股份記錄日期(即2007年5月16日)仍持有美國預託股份，閣下只要填寫及寄回委任代表投票的資料，閣下便有權投票。

**問：如果我持有美國預託股份，應該如何投票？**

答：如果 閣下是美國預託股份的註冊持有者（無論是否居住於美國），閣下將會直接收到本公司美國預託股份託管銀行花旗銀行寄出的委任代表資料，閣下亦需要將投票指示直接寄予花旗銀行。如果 閣下不是美國預託股份的註冊持有者，閣下將收到花旗銀行分銷代理人寄出的委任代表資料，並需將投票指示寄予該代理人。倘 閣下希望投票，閣下應該聯絡花旗銀行。

**問：股東週年大會上採用哪種投票方式投票表決？**

答：根據本公司組織章程細則的規定，本公司可採用以舉手方式或按點算股數方式進行投票表決。以舉手方式進行表決時，每位股東代表一票，但當以點算股數方式進行表決時，每持有一股股份便代表一票。

一般情況下，決議案皆以舉手方式進行表決，但以下人士有權在宣佈以舉手方式的投票結果時或之前提出按點算股數方式進行表決的要求：

(a) 大會主席；或

(b) 不少於3名親自出席大會的股東或委任代表；或

(c) 任何持有本公司已發行股本共不少於10%的股東。

另外，大會主席及／或董事在會議上個別或共同持有委任代表投票權，佔股份的總投票權（可在該會議投票）5%以上，必須在若干情況下（如大會以舉手方式表決時，表決結果與該等委任代表的表格所指示者相反）要求以按點算股數的方式表決。

為了貫徹良好的公司治理常規，董事會已決議通過今後所有向股東大會提交的決議案均須按點算股數的方式於股東大會上進行表決，並作為一項公司政策予以確定。

**問：我如何得悉以點算股數方式投票的結果？**

答：投票結果將安排在緊隨股東週年大會後的營業日刊登於報章，並上載於本公司的網頁，網址為www.bochk.com，及聯交所的網頁，網址為www.hkex.com.hk。

**問：我如何提呈建議以供股東於股東週年大會上審閱？**

答：以下人士（「請求人士」）有權提呈建議（該建議可能被提呈大會上）以供股東於股東大會上審閱：

(a) 任何持有本公司已發行股本不少於2.5%的股東；或

(b) 不少於50名股東，而該等股東合共持有不少於20,000股本公司股份。

請求人士必須以書面提出上述請求，並由請求人士簽署。如屬關於通過決議案的請求，該請求必須於有關會議舉行前不少於六星期送達本公司，如屬關於其他請求，則須於會議舉行前不少於一星期送達本公司。請求人士必須就其請求向本公司交付一筆合理地足以應付為實行該請求而產生的開支。

**問：我如何請求召開特別股東大會？**

答：任何持有本公司已發行股本共不少於5%的股東均可向董事提出召開特別股東大會的書面請求。該請求書必須述明會議的目的，並由請求人簽署及存放於本公司的註冊辦事處。董事需要在請求書存放日期起計21天內安排在會議通知書發出日期後28天內召開會議。

**問：如有查詢，我應該聯絡哪位？**

答：閣下如有任何關於股東週年大會的查詢，請聯絡公司秘書：

地址：　香港花園道1號中銀大廈52樓
電話：　(852) 2846 2700
傳真：　(852) 2810 5830
電郵地址：investor_relations@bochk.com

BOC HONG KONG (HOLDINGS) LIMITED

RECEIVED

2007 APR 23 A 11: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

## PROXY FORM

**For the Annual General Meeting of BOC Hong Kong (Holdings) Limited (the "Company") on 23 May 2007 and at any adjournment thereof**

I/We*(Note 1)* ______________________________

of*(Note 2)* ______________________________

being the registered holder(s) of*(Note 3)* ______________________________ ordinary shares of HK$5.00 each

in the capital of the Company, hereby appoint the Chairman of the meeting*(Notes 4 and 5)* or ______________________________

______________________________ of ______________________________ and/or

______________________________ of ______________________________

to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Meeting Room 201, Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong (please use Expo Drive entrance) on Wednesday, 23 May 2007 at 3:00 p.m. and at any adjournment thereof and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company.

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the Meeting.

*Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to each resolution. (Note 6)*

| Resolutions | For | Against |
|---|---|---|
| 1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31 December 2006. | | |
| 2. To declare a final dividend of HK$0.447 per share for the year ended 31 December 2006. | | |
| 3. (a) To re-elect Mr. SUN Changji as a Director of the Company. | | |
| (b) To re-elect Mr. HUA Qingshan as a Director of the Company. | | |
| (c) To re-elect Mr. ZHOU Zaiqun as a Director of the Company. | | |
| (d) To re-elect Mr. TUNG Chee Chen as a Director of the Company. | | |
| (e) To re-elect Mdm. YANG Linda Tsao as a Director of the Company. | | |
| 4. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration. | | |
| 5. Special business: To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.* | | |
| 6. Special business: To grant a general mandate to the Board of Directors to repurchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.* | | |
| 7. Special business: Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution 6.* | | |

* *The full text of the Resolutions is set out in the Notice of the Annual General Meeting which is included in the Circular despatched to shareholders.*

Signature ______________________________ *(Note 7)*

Dated ______________________________, 2007

*Notes:*

1. Please insert full name(s) in BLOCK CAPITALS.
2. Please insert full address(es) in BLOCK CAPITALS.
3. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all shares in the capital of the Company registered in your name(s).
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or two proxies to attend instead of you and to vote on your behalf whether on a show of hands or on a poll. A proxy need not be a shareholder of the Company, but must attend the meeting in person in order to represent you.
5. If a proxy other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name and address of the proxy (or proxies) desired in the space provided. If no name is inserted, the Chairman of the meeting will act as your proxy. **Any changes should be initialed.**
6. If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his/her discretion as to whether he/she votes and, if so, how and, unless instructed otherwise, he/she may also vote or abstain from voting as he/she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
7. This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. **In case of joint shareholdings, any one shareholder may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding.**
8. To be valid, this proxy form must be completed and deposited at the Company's registered office at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, **at least 48 hours before the meeting or adjourned meeting.** If this proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary public) must be deposited at the Company's registered office with this proxy form.
9. Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

# 代表委任表格

**適用於2007年5月23日舉行的中銀香港(控股)有限公司(「本公司」)股東週年大會及其任何續會**

本人/吾等 *(附註1)*______________________________

地址為 *(附註2)*______________________________

為本公司股本中每股面值5.00港元的普通股份 *(附註3)*__________________股

的登記持有人，茲委任大會主席 *(附註4和附註5)* 或____________________

__________________地址為____________________及/或

__________________地址為____________________

為本人/吾等的代表，代表本人/吾等出席本公司訂於2007年5月23日星期三下午3時正假座香港灣仔博覽道1號香港會議展覽中心會議室201(請使用博覽道入口)舉行的股東週年大會及其任何續會，並在大會及任何續會上代表本人/吾等投票及行使法律、法規及本公司組織章程細則賦予代表的一切權利。

本人/吾等希望本人/吾等的代表按以下指示就將於大會上提呈的各項決議案投票。

*請於下列各項決議案旁邊的適當空格內劃上「√」號，以顯示　閣下的投票意向。(附註6)*

| 決議案 | 贊成 | 反對 |
|---|---|---|
| 1. 採納本公司截至2006年12月31日止年度之經審核財務報表、董事會報告及審計師報告。 | | |
| 2. 宣佈分派截至2006年12月31日止年度的末期股息，每股0.447港元。 | | |
| 3. (a) 重選孫昌基先生為本公司董事。 | | |
| (b) 重選華慶山先生為本公司董事。 | | |
| (c) 重選周載群先生為本公司董事。 | | |
| (d) 重選董建成先生為本公司董事。 | | |
| (e) 重選楊曹文梅女士為本公司董事。 | | |
| 4. 重新委任羅兵咸永道會計師事務所為本公司審計師，並授權董事會或其授權的附屬委員會釐定其酬金。 | | |
| 5. 特別事務：向董事會授予一般授權，以分配、發行及處理本公司的額外股份，該等額外股份的數量不得超過本決議案通過當日本公司已發行股本的20%或，如發行股份純粹為籌集資金並與任何收購事項無關時，則不得超過10%。* | | |
| 6. 特別事務：向董事會授予一般授權，以購回本公司的股份，所購回的股份不得超過本決議案通過當日本公司已發行股本的10%。* | | |
| 7. 特別事務：在第5及第6項決議案獲得通過的條件下，批准將根據第6項決議案授予的一般授權而購回的本公司股本面值總額附加於根據第5項決議案授予的一般授權內。* | | |

* *決議案全文載於向股東寄發的通函的股東週年大會通告內。*

簽名____________________ *(附註7)*　　　日期：2007年________月________日

*附註：*

1. 請用正楷填上姓名。
2. 請用正楷填上地址。
3. 請填上以　閣下名義登記的股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記的本公司股份有關。
4. 凡有權出席大會並在會上投票的股東均有權委派一位或兩位代表出席，並在以舉手方式或以股數進行投票時代其投票。受委代表毋須為本公司股東，惟須親自代表　閣下出席大會。
5. 如欲委任大會主席以外的人士出任代表，請刪除「大會主席」等字，並在適當空位上填上欲委任的代表的姓名及地址。任何改動必須由簽署人簡簽示可。
6. 如　閣下並無在代表委任表格上作出具體投票指示，獲委任為　閣下代表的人士可自行酌情決定是否投票及(倘投票)如何投票，而除另有指示外，該代表亦可自行酌情就於大會上提出的任何其他事項(包括對決議案的修改)投票或放棄投票。
7. 本代表委任表格必須由　閣下或　閣下以書面正式授權人士簽署並註明日期。如股東為一間公司，則代表委任表格須加蓋法團印章或由公司正式授權人親筆簽署。如屬聯名股東，任何一位聯名股東均可簽署代表委任表格，惟若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。
8. 代表委任表格須於大會或其續會舉行時間48小時前填妥並交回本公司註冊辦事處，地址為香港花園道1號中銀大廈52樓，方為有效。倘若代表委任表格乃經授權簽署，據以簽署表格的授權書或其他授權文件(或經由公證人簽署證明的副本)，必須連同代表委任表格送交本公司註冊辦事處。
9. 填妥及交回本代表委任表格並不影響　閣下出席大會並於會上投票的權利。

Dear Sir or Madam,
敬啟者：



## Annual Report 2006
## 2006 年年報

The Annual Report 2006 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Annual Report 2006 is also available (in English and Chinese) on the Company's website at www.bochk.com.

中銀香港(控股)有限公司(「本公司」)2006年年報備有英文及中文版。本公司在收到　閣下的要求後，將提供　閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網址(www.bochk.com)閱覽2006年年報(英文及中文版)。

If you have any queries about how to obtain copies of the Annual Report 2006 or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘　閣下對於如何取得2006年年報或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

****************************************************************************************************

## REQUEST FORM 回條

***You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Annual Report 2006 or if you have received the Annual Report 2006 in the language you want.***

***倘　閣下已收到2006年年報的中、英文兩種版本或　閣下收到的2006年年報版本所採用的語言符合　閣下的意願，則毋須填寫本回條。***

☐ I have already received the Chinese version of the Annual Report 2006 but I would now like to receive its English version.
本人已收到2006年年報的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the Annual Report 2006 but I would now like to receive its Chinese version.
本人已收到2006年年報的英文版，但現在希望收取其中文版。

Name (姓名) ______________ Signature (簽名) ______________ Date (日期) ______________

Address (地址) ______________________________

Contact telephone number (聯絡電話號碼) ______________________________

***Note:*** *If you need to complete and return this form:*

*(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.*

*(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar using the aerogram at the reverse side.*

***注意：*** *閣下如需填寫及交回本回條：*

*(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。*

*(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。*

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

Computershare Hong Kong Investor Services Limited
Rooms 1806-1807
18th Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong

香港中央證券登記有限公司
香港灣仔皇后大道東 183 號
合和中心 18 樓 1806-1807 室

Dear Sir or Madam,
敬啟者：

## Summary Financial Report 2006
## 2006 年度財務摘要報告

The Summary Financial Report 2006 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Summary Financial Report 2006 is also available (in English and Chinese) on the Company's website at www.bochk.com.

中銀香港(控股)有限公司(「本公司」)2006年度財務摘要報告備有英文及中文版。本公司在收到 閣下的要求後，將提供 閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網址(www.bochk.com)閱覽2006年度財務摘要報告(英文及中文版)。

If you have any queries about how to obtain copies of the Summary Financial Report 2006 or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘 閣下對於如何取得2006年度財務摘要報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

********************************************************************************

## REQUEST FORM 回條

***You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Summary Financial Report 2006 or if you have received the Summary Financial Report 2006 in the language you want.***

***倘 閣下已收到2006年度財務摘要報告的中、英文兩種版本或 閣下收到的2006年度財務摘要報告版本所採用的語言符合 閣下的意願，則毋須填寫本回條。***

☐ I have already received the Chinese version of the Summary Financial Report 2006 but I would now like to receive its English version.
本人已收到2006年度財務摘要報告的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the Summary Financial Report 2006 but I would now like to receive its Chinese version.
本人已收到2006年度財務摘要報告的英文版，但現在希望收取其中文版。

Name (姓名) ____________________ Signature (簽名) ____________________ Date (日期) ______________

Address (地址) ______________________________________________________________

Contact telephone number (聯絡電話號碼) ______________________________________________

***Note:*** *If you need to complete and return this form:*

***(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.***

***(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar using the aerogram at the reverse side.***

***注意：*** *閣下如需填寫及交回本回條：*

***(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。***

***(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。***

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

Computershare Hong Kong Investor Services Limited
Rooms 1806-1807
18th Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-1807室

***To: Those shareholders who have chosen to rely on the AR and the SFR posted on the Company's website in lieu of printed copies of those documents and to receive by post a printed copy of the notification of the publication of those documents on the Company's website:***

Dear Sir or Madam,

## Annual Report 2006 ("AR") and Summary Financial Report 2006 ("SFR")

The AR and the SFR are now available (in English and Chinese) on the website of BOC Hong Kong (Holdings) Limited (the "Company") at www.bochk.com. You may access those documents by clicking "Investor Relations" on the home page of the Company's website, then clicking "Annual Report 2006" and/or "Summary Financial Report 2006" under "What's New" or under "Financial Reports".

If you have any difficulty in receiving or gaining access to the AR or SFR posted on the Company's website for any reason, we will promptly upon your notice send the printed form of the AR or SFR to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Company in printed form by giving reasonable notice to the Company. The aforesaid notices should be sent to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

If you have any queries about how to obtain copies of the AR or SFR or about how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

For and on behalf of
BOC Hong Kong (Holdings) Limited

---

***致： 選擇了依賴在本公司網址上刊載的年報及財務摘要以代替該等文件的印刷本，並以郵遞方式收取有關該等文件已在本公司網址上發表的通告的股東：***

敬啟者：

## 2006年年報(「年報」)及2006年度財務摘要報告(「財務摘要」)

閣下現在可在中銀香港(控股)有限公司(「本公司」)網址www.bochk.com閱覽年報及財務摘要英文及中文版。如要閱覽該等文件，請在本公司網址主頁按「投資者關係」一項，再在「最新消息」或「財務報告」項下的「2006年年報」及／或「2006年度財務摘要報告」上按一下。

倘 閣下因任何理由以致在收取或接收載於本公司網址上的年報或財務摘要上出現困難，本公司將於接到 閣下通知後，立即向 閣下免費發送該年報或財務摘要的印刷本。此外，閣下亦可隨時通知本公司，以選擇收取本公司今後向股東發出的公司通訊文件的印刷本。前述通知須寄發予本公司股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室。

倘 閣下對於如何索取年報或財務摘要或如何在本公司網址上閱覽該等文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司 謹啟

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

90 1917~2007 服務香港 共建未來 COMMITTED TO BUILDING A BETTER TOMORROW

*(Incorporated in Hong Kong with limited liability)*
**(the "Company", Stock Code: 2388)**

# NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the Company will be held on Wednesday, 23 May 2007 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 201, Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong (please use Expo Drive entrance) for the purpose of transacting the following business:

**ORDINARY BUSINESS**

1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31 December 2006.
2. To declare a final dividend of HK$0.447 per share for the year ended 31 December 2006.
3. To re-elect Directors.
4. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration.

**SPECIAL BUSINESS**

To consider and, if thought fit, to pass the following ordinary resolutions:

5. To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, not exceeding 10% of the issued share capital of the Company as at the date of passing this Resolution.
6. To grant a general mandate to the Board of Directors to repurchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of passing this Resolution.
7. Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution 6.

By Order of the Board
**Jason C.W. Yeung**
*Company Secretary*

Hong Kong, 20 April 2007

*As at the date hereof, the board of directors of the Company comprises Mr. XIAO Gang* (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok-King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *non-executive directors*
** *independent non-executive directors*

*Notes:*

1. This is a summary of the full text of the Notice of Annual General Meeting. The full text of Resolutions 5, 6 and 7 is set out in the Notice of Annual General Meeting which will be included in the Circular to be despatched to members around mid to late April 2007. The Circular can also be viewed and downloaded from the Company's website at www.bochk.com or the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.
2. As a good corporate governance practice, the Board of Directors has resolved that as a matter of policy, all resolutions put to shareholders at general meetings will be voted on by poll.
3. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.
4. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the registered office of the Company at least 48 hours before the time fixed for holding the meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he/she so wish.
5. The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the proposed final dividend, from Thursday, 17 May 2007 to Tuesday, 22 May 2007 (both days inclusive), during which period no transfer of shares can be registered. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 16 May 2007.
6. In relation to Resolution 3, each of the retiring Independent Non-executive Directors, namely, Mr. Tung Chee Chen and Mdm. Yang Linda Tsao, has given an annual confirmation on his/her independence to the Company. Based on such confirmation and the information available to the Board, and by reference to the "Policy on Independence of Directors" previously adopted by the Board, the Board considers that Mr. Tung and Mdm. Yang are independent. Further, in view of their extensive knowledge and experience, the Board believes that their re-election is in the best interests of the Company and its shareholders as a whole.
7. In relation to Resolution 6, an explanatory statement (as required by the Listing Rules) is set out in Appendix III of the Circular to be despatched to members around mid to late April 2007. The Circular can also be viewed and downloaded from the Company's website at www.bochk.com or the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.
8. By Resolutions 5 and 7, approval is being sought from members, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to 20% or 10% (as the case may be) of the issued share capital of the Company, together with such number of shares as may be purchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7.
9. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding. Accordingly, investors who wish to have joint shareholding in the Company should bear in mind the above provisions when they decide how they wish their shares to be registered.

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